UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2005

                         Commission File Number: 0-50832

                             VERMILION ENERGY TRUST
             (Exact name of registrant as specified in its charter)

          2800, 400 - 4TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 0J4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F  [_]            Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]                 No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

On March 24, 2005, Vermilion Energy Trust filed a security holders document - Unitholder Rights Plan Agreement. The filing is attached hereto as Exhibit A.

On March 24, 2005, Vermilion Energy Trust filed a security holders document - Voting and Exchange Trust Agreement. The filing is attached hereto as Exhibit B.

On March 24, 2005, Vermilion Energy Trust filed a security holders document - Support Agreement. The filing is attached hereto as Exhibit C.

On March 24, 2005, Vermilion Energy Trust filed a material document - Second Amended and Restated Credit Agreement. The filing is attached hereto as Exhibit D.

On March 24, 2005, Vermilion Energy Trust filed a material document - Second Amending Agreement. The filing is attached hereto as Exhibit E.

On March 24, 2005, Vermilion Energy Trust filed a material document - First Amending Agreement. The filing is attached hereto as Exhibit F.

On April 1, 2005, Vermilion Energy Trust announced that it has closed the previously announced acquisition of producing properties in Australia. The press release is attached hereto as Exhibit G.

On April 4, 2005, Vermilion Energy Trust filed the Notice of meeting and Management information circular. The press release is attached hereto as Exhibit H.

On April 4, 2005, Vermilion Energy Trust filed the form of proxy for holders of trust units. The press release is attached hereto as Exhibit I.

On April 4, 2005, Vermilion Energy Trust filed the form of proxy for holders of exchangeable shares. The press release is attached hereto as Exhibit J.

On April 5, 2005, Vermilion Energy Trust filed the Certificate re dissemination to shareholders. The press release is attached hereto as Exhibit K.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           VERMILION ENERGY TRUST



                                           By: /s/ Curtis W. Hicks
                                               -----------------------
                                               Curtis W. Hicks
                                               Executive Vice President and
                                               Chief Financial Officer



Date: April 28, 2005

                                                                       EXHIBIT A
                                                                       ---------




                        UNITHOLDER RIGHTS PLAN AGREEMENT

                                   DATED AS OF

                                JANUARY 16, 2003

                                     BETWEEN

                             VERMILION ENERGY TRUST

                                       AND

                      COMPUTERSHARE TRUST COMPANY OF CANADA

                                 AS RIGHTS AGENT

                                TABLE OF CONTENTS

ARTICLE 1    INTERPRETATION...........................................................4
    1.1      Certain Definitions......................................................4
    1.2      Currency................................................................15
    1.3      Headings................................................................15
    1.4      Calculation of Number and Percentage of Beneficial
             Ownership of Outstanding Units..........................................15
    1.5      Acting Jointly or in Concert............................................15
    1.6      Generally Accepted Accounting Principles................................16
ARTICLE 2    THE RIGHTS..............................................................16
    2.1      Legend on Unit Certificates.............................................16
    2.2      Initial Exercise Price; Exercise of Rights; Detachment of Rights........17
    2.3      Adjustments to Exercise Price; Number of Rights.........................20
    2.4      Date on Which Exercise Is Effective.....................................24
    2.5      Execution, Authentication, Delivery and Dating of Rights Certificates...24
    2.6      Registration, Transfer and Exchange.....................................25
    2.7      Mutilated, Destroyed, Lost and Stolen Rights Certificates...............25
    2.8      Persons Deemed Owners of Rights.........................................26
    2.9      Delivery and Cancellation of Certificates...............................26
    2.10     Agreement of Rights Holders.............................................26
    2.11     Rights Certificate Holder Not Deemed a Unitholder.......................27
ARTICLE 3    ADJUSTMENTS TO THE RIGHTS...............................................28
    3.1      Flip-in Event...........................................................28
ARTICLE 4    THE RIGHTS AGENT........................................................29
    4.1      General.................................................................29
    4.2      Merger, Amalgamation or Consolidation or Change of Name of Rights Agent.30
    4.3      Duties of Rights Agent..................................................31
    4.4      Change of Rights Agent..................................................32
ARTICLE 5    MISCELLANEOUS...........................................................33
    5.1      Redemption and Waiver...................................................33
    5.2      Expiration..............................................................35
    5.3      Issuance of New Rights Certificates.....................................35
    5.4      Supplements and Amendments..............................................36
    5.5      Fractional Rights and Fractional Units..................................37
    5.6      Rights of Action........................................................37
    5.7      Regulatory Approvals....................................................38
    5.8      Notice of Proposed Actions..............................................38
    5.9      Notices.................................................................38
    5.10     Costs of Enforcement....................................................39
    5.11     Successors..............................................................39
    5.12     Benefits of this Agreement..............................................40
    5.13     Governing Law...........................................................40
    5.14     Severability............................................................40
    5.15     Effective Date..........................................................40

    5.16     Determinations and Actions by the Board of Directors....................40
    5.17     Declaration as to Non-Canadian Holders..................................40
    5.18     Time of the Essence.....................................................41
    5.19     Execution in Counterparts...............................................41
    5.20     Assignment - Montreal Trust Company of Canada...........................41

ATTACHMENT 1
FORM OF ASSIGNMENT
FORM OF ELECTION TO EXERCISE
NOTICE

                        UNITHOLDER RIGHTS PLAN AGREEMENT
                                JANUARY 16, 2003

BETWEEN:

                  VERMILION ENERGY TRUST, a trust formed under the laws of the Province of Alberta (the "Trust")

                                       AND

                  COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada ("Rights Agent")


                  WHEREAS the Trust has determined that it is advisable for the Trust to adopt a unitholder rights plan (the "Rights Plan");

                  WHEREAS pursuant to the terms of the Trust Indenture (as hereinafter defined) Vermilion Resources Ltd. (the "Corporation") has been delegated responsibility for all matters relating to the adoption of any unitholders rights plan;

                  WHEREAS in order to implement the adoption of a unitholder rights plan as established by this Agreement, the board of directors of the Corporation has:

         (a) authorized the issuance, effective at the close of business (Calgary time) on the Effective Date (as hereinafter defined), of one Right (as hereinafter defined) in respect of each Unit (as hereinafter defined) outstanding at the close of business (Calgary time) on the Effective Date (the "Record Time"); and

         (b) authorized the issuance of one Right in respect of each Unit of the Trust issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

                  AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Trust pursuant to the terms and subject to the conditions set forth herein;

                  AND WHEREAS the Trust desires to appoint the Rights Agent to act on behalf of the Trust and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

                  NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

                                    ARTICLE 1
                                 INTERPRETATION

1.1      CERTAIN DEFINITIONS

                  For purposes of this Agreement, the following terms have the meanings indicated:

         (a) "ACQUIRING PERSON" shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Units; provided, however, that the term "Acquiring Person" shall not include:

                  (i)      the Trust;

                  (ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Units as a result of one or any combination of (A) a Unit Reduction, (B) Permitted Bid Acquisitions, (C) an Exempt Acquisition or (D) Pro Rata Acquisitions; provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Units by reason of one or any combination of the operation of Paragraphs (A), (B),
                           (C) or (D) above and such Person's Beneficial Ownership of Units thereafter increases by more than 1% of the number of Units outstanding (other than pursuant to one or any combination of a Unit Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition), then as of the date such Person becomes the Beneficial Owner of such additional Units, such Person shall become an "Acquiring Person";

                  (iii) for a period of ten days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Units as a result of such Person becoming disqualified from relying on Clause 1.1(e)(B) because such Person makes or announces a current intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, "Disqualification Date" means the first date of public announcement that any Person is making or intends to make a Take-over Bid;

                  (iv) an underwriter or member of a banking or selling group that acquires 20% or more of the Units from the Trust in connection with a distribution of securities of the Trust; or

                  (v) a Person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Units of the Trust determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of any additional Units of the Trust that increases its Beneficial Ownership of Units by more than 1% of the number of Units outstanding, other than through one or any combination of a Permitted Bid Acquisition, an Exempt Acquisition, a Unit Reduction, or a Pro Rata Acquisition;

         (b) "AFFILIATE", when used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

         (c) "AGREEMENT" shall mean this unitholder rights plan agreement dated as of January 16, 2003 between the Trust and the Rights Agent, as amended or supplemented from time to time; "hereof", "herein", "hereto" and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

         (d) "ARRANGEMENT" means the plan of Arrangement contemplated by the Information Circular of Vermilion Resources Ltd. dated December 16, 2002;

         (e) "ASSOCIATE" means, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person;

         (f) A Person shall be deemed the "BENEFICIAL OWNER" of, and to have "BENEFICIAL OWNERSHIP" of, and to "BENEFICIALLY OWN",

                  (i) any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

                  (ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to acquire (whether such right is exercisable immediately or within a period of 60 days thereafter and whether or not on condition or the happening of any contingency) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities by the Trust, and (y) pledges of securities in the ordinary course of business), or upon the exercise of any conversion right, exchange right, unit purchase right (other than the Rights), warrant or option;

                  (iii) any securities which are Beneficially Owned within the meaning of Clauses 1.1(e)(i) or (ii) by any other Person with which such Person is acting jointly or in concert;

                  provided, however, that a Person shall not be deemed the "BENEFICIAL OWNER" of, or to have "BENEFICIAL OWNERSHIP" of, or to "BENEFICIALLY OWN", any security:

                           (A) where such security has been deposited or tendered pursuant to any Take-over Bid or where the holder of such security has agreed pursuant to a Permitted Lock-Up Agreement to deposit or tender such security pursuant to a Take-over Bid, in each case made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person acting jointly or in concert with such

                                    Person, until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

                           (B) where such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1(e)(iii), holds such security provided that (1) the ordinary business of any such Person (the "Investment Manager") includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person or Persons (a "Client"); or (2) such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such Other Accounts, (3) such Person is a pension plan or fund (a "Plan") or is a Person established by statute for purposes that include, and the ordinary business or activity of such Person (the "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies; or (4) such Person (the "Administrator") is the administrator or trustee of one or more Plans; provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making and has not then announced an intention to make a Take-over Bid (other than an Offer to Acquire Units or other securities by means of a distribution by the Trust or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market), alone or by acting jointly or in concert with any other Person;

                           (C) where such Person or any of such Person's Affiliates or Associates is (1) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (2) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security, or (3) a Plan with the same Administrators as another Plan on whose account the Administrator holds such security;

                           (D) where such Person is (1) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (2) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (3) a

                                    Plan and such security is owned at law or in equity by the Administrator of the Plan; or

                           (E) where such person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

         (g) "BOARD OF DIRECTORS" shall mean the board of directors of the Corporation or any duly constituted and empowered committee thereof;

         (h) "BUSINESS CORPORATIONS ACT" means the BUSINESS CORPORATIONS ACT (Alberta) as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;

         (i) "BUSINESS DAY" shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Calgary are authorized or obligated by law to close;

         (j) "CANADIAN DOLLAR EQUIVALENT" of any amount which is expressed in United States dollars shall mean on any day the Canadian dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange rate in effect on such date;

         (k) "CLOSE OF BUSINESS" on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the transfer office of the transfer agent for the Units of the Trust (or, after the Separation Time, the principal transfer office of the Rights Agent) is closed to the public in the city in which such transfer agent or rights agent has an office for the purposes of this Agreement;

         (l)      "COMPETING PERMITTED BID" means a Take-over Bid that

                  (i) is made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid;

                  (ii) satisfies all of the provisions of a Permitted Bid other than the condition set forth in Clause (ii) of the definition of a Permitted Bid; and

                  (iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Units will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the later of (A) 21 days after the date of the Take-over Bid constituting the Competing Permitted Bid; and (B) 45 days following the date on which the earliest Permitted Bid which preceded the Competing Permitting Bid was made; and only if at the date that the Units are to be taken up more than 50% of the Units held by Independent Unitholders shall have been deposited or tendered pursuant to the Competing Permitted Bid and not withdrawn;

         (m) "CONTROLLED": a corporation is "controlled" by another Person if:

                  (i) securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person; and

                  (ii) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation;

                  and "controls", "controlling" and "under common control with" shall be interpreted accordingly;

         (n) "CO-RIGHTS AGENTS" shall have the meaning ascribed thereto in Subsection 4.1(a);

         (o) "CORPORATION" means Vermilion Resources Ltd., a corporation amalgamated under the laws of the Province of Alberta;

         (p) "DISTRIBUTION REINVESTMENT ACQUISITION" shall mean an acquisition of Units of any class pursuant to a Distribution Reinvestment Plan;

         (q) "DISTRIBUTION REINVESTMENT PLAN" means a regular distribution reinvestment or other plan of the Trust made available by the Trust to holders of its securities where such plan permits the holder to direct that some or all of:

                  (i)      distributions paid in respect of the Units;

                  (ii)     proceeds of redemption of Units;

                  (iii)    interest paid on evidences of indebtedness; or

                  (iv)     optional cash payments;

                  be applied to the purchase from the Trust of Units;

         (r) "ELECTION TO EXERCISE" shall have the meaning ascribed thereto in Clause 2.2(d)(ii);

         (s) "EFFECTIVE DATE" means the (i) later of the date the Arrangement is effected and (ii) the date of the Trust being advised by counsel that all appropriate regulatory approvals relating to this Agreement have been obtained;

         (t) "EXEMPT ACQUISITION" means a unit acquisition in respect of which the Board of Directors has waived the application of
                  Section 3.1 pursuant to the provisions of Subsection 5.1(b),
                  (c) or (d);

         (u) "EXERCISE PRICE" shall mean, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be $35.00;

         (v) "EXPANSION FACTOR" shall have the meaning ascribed thereto in Clause 2.3(a)(x);

         (w) "EXPIRATION TIME" shall mean the earliest of (i) the date of termination of this Agreement pursuant to Section 5.15; (ii) the date on which the right to exercise the Rights is terminated pursuant to Section 5.1(g); and (iii) the termination of the annual meeting of Unitholders of the Trust in the year 2006 (unless the term of this Agreement is extended beyond such date by resolution of the Independent Unitholders);

         (x) "FLIP-IN EVENT" shall mean a transaction in or pursuant to which any Person becomes an Acquiring Person;

         (y)      "HOLDER" shall have the meaning ascribed thereto in Section
                  2.8;

         (z) "INDEPENDENT UNITHOLDERS" shall mean holders of Units, other than:

                  (i)      any Acquiring Person;

                  (ii) any Offeror, other than a Person referred to in Clause 1.1(e)(B);

                  (iii) any Affiliate or Associate of any Acquiring Person or Offeror;

                  (iv) any Person acting jointly or in concert with any Acquiring Person or Offeror; and

                  (v) any employee benefit plan, deferred profit sharing plan, unit participation plan and any other similar plan or trust for the benefit of employees of the Trust or a Subsidiary of the Trust, unless the beneficiaries of the plan or trust direct the manner in which the Units are to be voted or direct whether the Units are to be tendered to a Take-over Bid;

         (aa) "MARKET PRICE" per unit of any securities on any date of determination shall mean the average of the daily closing prices per unit of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per unit of any securities on any date shall be:

                  (i) the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal Canadian stock exchange on which such securities are listed or admitted to trading;

                  (ii) if for any reason none of such prices is available on such day or the securities are not listed or posted for trading on a Canadian stock exchange, the last sale price;

                  (iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange , the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use; or

                  (iv) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities;

                  provided, however, that if for any reason none of such prices is available on such day, the closing price per unit of such securities on such date means the fair value per unit of such securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker with respect to the fair value per unit of such securities. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof;

         (bb) "1934 EXCHANGE ACT" means the SECURITIES EXCHANGE ACT OF 1934 of the United States, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

         (cc) "NOMINEE" shall have the meaning ascribed thereto in Subsection 2.2(c);

         (dd)     "OFFER TO ACQUIRE" shall include:

                  (i) an offer to purchase or a solicitation of an offer to sell or a public announcement of an intention to make such an offer or solicitation; and

                  (ii) an acceptance of an offer to sell, whether or not such offer to sell has been solicited;

                  or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

         (ee) "OFFEROR" shall mean a Person who has announced an intention to make or who is making a Take-over Bid but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired;

         (ff) "PERMITTED BID" means a Take-over Bid made by an Offeror by way of take-over bid circular which also complies with the following additional provisions:

                  (i) the Take-over Bid is made to all holders of Units as registered on the books of the Trust, other than the Offeror;

                  (ii) the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Units will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 45 days following the date of the Take-over Bid and only if at such date more than 50% of the Units held by Independent Unitholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

                  (iii) the Take-over Bid contains an irrevocable and unqualified provision that unless the Take-over Bid is withdrawn, Units may be deposited pursuant to such Take-over Bid at any time during the period of time between the date of the Take-over Bid and the date on which Units may be taken up and paid for and that any Units deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

                  (iv) the Take-over Bid contains an irrevocable and unqualified provision that if, on the date on which Units may be taken up and paid for, more than 50% of the Units held by Independent Unitholders shall have been deposited pursuant to the Take-over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Units for not less than ten Business Days from the date of such public announcement;

                  For purposes of this Agreement, (A) should a Take-over Bid which qualified as a Permitted Bid when made cease to be a Permitted Bid because it ceases to meet any or all of the requirements mentioned above prior to the time it expires (after giving effect to any extension) or is withdrawn, any acquisition of Units made pursuant to such Take-over Bid shall not be a permitted Bid Acquisition and (B) the term "Permitted Bid" shall include a Competing Permitted Bid.

         (gg) "PERMITTED BID ACQUISITION" shall mean an acquisition of Units made pursuant to a Permitted Bid or a Competing Permitted Bid;

         (hh) "PERMITTED LOCK-UP AGREEMENT" means an agreement between a Person and one or more holders of Units pursuant to which such holders (each a "LOCKED-UP PERSON") agree to deposit or tender Units to a Take-over Bid (the "LOCK-UP BID") made or to be made by such Person or any of such Person's Affiliates or Associates or any other Person with which such Person is acting jointly or in concert, provided that:

                  (i) the terms of such agreement are reduced to writing and publicly disclosed and a copy of such agreement is made available to the public (including the Trust) not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the date of such agreement;

                  (ii) the agreement permits a Locked-Up Person to terminate its obligation to deposit or tender Units to or not to withdraw such Units from the Lock-Up Bid, and to terminate any obligation with respect to the voting of such Units, in order to tender or deposit the Units to another Take-over Bid or to support another transaction where the price or value of the consideration per Unit offered under such other Take-over Bid or transaction is:

                           (A) greater than the price or value of the consideration per Unit at which the Locked-Up Person has agreed to deposit or tender Units to the Lock-Up Bid; or

                           (B) equal to or greater than a minimum price or value specified in the agreement, which specified minimum is not more than 7% higher than the price or value of the consideration per Unit at which the Locked-Up Person has agreed to deposit or tender Units to the Lock-Up Bid; and

                  (iii) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

                           (A)      2.5% of the price or value of the
                                    consideration payable under the Lock-Up Bid to a Locked-Up Person; and

                           (B) 50% of the amount by which the price or value of the consideration received by a Locked-Up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-Up Person would have received under the Lock-Up Bid, shall be payable by such Locked-Up Person if the Locked-Up Person fails to deposit or tender Units to the Lock-Up Bid, withdraws Units previously tendered thereto or supports another transaction;

                  (ii) "PERSON" shall include an individual, body corporate, firm, partnership, syndicate or other form of unincorporated association, trust, trustee, executor, administrator, legal personal representative, group, unincorporated organization, a government and its agencies or instrumentalities, any entity or group whether or not having legal personality;

         (jj) "PRO RATA ACQUISITION" shall mean an acquisition by a Person of Units pursuant to:

                  (i)      a Distribution Reinvestment Acquisition;

                  (ii) a unit distribution, unit split or other event in respect of securities of the Trust of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Units on the same pro rata basis as all other holders of securities of the particular class, classes or series;

                  (iii) the acquisition or the exercise by the Person of rights to purchase Units distributed to such Person in the course of a distribution to all holders of

                           Units pursuant to a prospectus, provided that such rights are acquired directly from the Trust and not from any other Person; or

                  (iv) a distribution of Units, or securities convertible into or exchangeable for Units (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or by way of a private placement by the Trust provided that the Person does not thereby acquire a greater percentage of such Units or securities convertible into or exchangeable for Units so offered than the Person's percentage of Units beneficially owned immediately prior to such acquisition;

         (kk) "RECORD TIME" has the meaning set forth in the recitals hereto;

         (ll) "REDEMPTION PRICE" shall have the meaning attributed thereto in subsection 5.1(a);

         (mm) "RIGHT" means a right to purchase a Unit of the Trust, upon the terms and subject to the conditions set forth in this Agreement;

         (nn) "RIGHTS CERTIFICATE" means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1;

         (oo) "RIGHTS REGISTER" shall have the meaning ascribed thereto in Subsection 2.6(a);

         (pp) "SECURITIES ACT" shall mean the SECURITIES ACT (Alberta) as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto;

         (qq) "SEPARATION TIME" shall mean, subject to Subsection 5.1(d), the close of business on the tenth Trading Day after the earlier of:

                  (i)      the Unit Acquisition Date; and

                  (ii) the date of the commencement of or first public announcement of the intent of any Person (other than the Trust or any Subsidiary of the Trust) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid), or such later time as may be determined by the Board of Directors, provided that, if any Take-over Bid referred to in clause (ii) above expires, is not made, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been commenced, made or announced and further provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time;

         (rr) "SUBSIDIARY": a corporation is a Subsidiary of another corporation if:

                  (i)      it is controlled by:

                           (A)      that other corporation; or

                           (B) that other corporation and one or more corporations each of which is controlled by that other; or

                           (C) two or more corporations each of which is controlled by that other corporation; or

                  (ii) it is a Subsidiary of a corporation that is that other's Subsidiary;

         (ss) "TAKE-OVER BID" shall mean an Offer to Acquire Units or other securities of the Trust, if, assuming that the Units or other securities subject to the Offer to Acquire are acquired at the date of such Offer to Acquire by the Person making such Offer to Acquire, the Units Beneficially Owned by the Person making the Offer to Acquire would constitute in the aggregate 20% or more of the outstanding Units at the date of the Offer to Acquire;

         (tt) "TRADING DAY", when used with respect to any securities, shall mean a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day;

         (uu) "TRUST INDENTURE" means the trust indenture between Vermilion Resources Ltd. and Computershare Trust Company of Canada dated December 16, 2002, as the same may be amended or supplemented from time to time;

         (vv)     "U.S. - CANADIAN EXCHANGE RATE" on any date shall mean:

                  (i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

                  (ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith;

         (ww) "UNIT ACQUISITION DATE" shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to
                  Section 141 of the SECURITIES ACT or Section 13(d) of the 1934 EXCHANGE ACT) by the Trust or an Acquiring Person of facts indicating that a Person has become an Acquiring Person;

         (xx) "UNITS" shall mean the Units of the Trust and any other units of the Trust entitled to vote generally in the election of all directors.

         (yy) "UNIT REDUCTION" shall mean an acquisition or redemption by the Trust of Units which, by reducing the number of Units outstanding, increases the percentage of outstanding Units Beneficially Owned by any person to 20% or more of the Units then outstanding;


1.2      CURRENCY

                  All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3      HEADINGS

                  The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 CALCULATION OF NUMBER AND PERCENTAGE OF BENEFICIAL OWNERSHIP OF OUTSTANDING UNITS

         (a) For purposes of this Agreement, in determining the percentage of outstanding Units of the Trust with respect to which a Person is or is deemed to be the Beneficial Owner, all unissued Units of the Trust of which such person is deemed to be the Beneficial Owner shall be deemed to be outstanding.

         (b) For purposes of this Agreement, the percentage of Units Beneficially Owned by any Person shall be and be deemed to be the product (expressed as a percentage) determined by the formula:

                  100 x A/B

                  where:

                  A    =    the number of votes for the election of all
                            directors of the Corporation generally attaching to the Units Beneficially Owned by such Person; and

                  B    =    the number of votes for the election of all
                            directors of the Corporation generally attaching to all outstanding Units.

                  The percentage of outstanding Units represented by any particular group of Units acquired or held by any Person shall be determined in like manner MUTATIS MUTANDIS.

1.5      ACTING JOINTLY OR IN CONCERT

                  For purposes of this Agreement a Person is acting jointly or in concert with another Person, if such Person has any agreement, commitment, arrangement or understanding, whether formal or informal and whether or not in writing, with such other Person for the purpose of or in connection with acquiring or Offering to Acquire any Units (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities by the Trust, (y) pledges of securities in the ordinary course of business, and (z) Permitted Lock-Up Agreements).

1.6      GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

                  Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

                                    ARTICLE 2
                                   THE RIGHTS

2.1      LEGEND ON UNIT CERTIFICATES

                  Certificates representing Units which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall also evidence one Right for each Unit represented thereby until the earlier of the Separation Time or the Expiration Time and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

                  Until the close of business on the earlier of the Separation Time or the Expiration Time (as both terms are defined in the Unitholder Rights Agreement referred to below), this certificate also evidences rights of the holder described in a Unitholder Rights Plan Agreement dated as of January 16, 2003, as may be amended or supplemented from time to time (the "Unitholder Rights Agreement"), between Vermilion Energy Trust (the "Trust") and Computershare Trust Company of Canada, the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of the Trust. Under certain circumstances set out in the Unitholder Rights Agreement, the rights may be terminated, may expire, may become null and void (if, in certain cases they are "Beneficially Owned" by an "Acquiring Person" as such terms are defined in the Unitholder Rights Agreement, whether currently held by or on behalf of such Person or a subsequent holder) or may be evidenced by separate certificates and no longer evidenced by this certificate. The Trust will mail or arrange for the mailing of a copy of the Unitholder Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.

                  Certificates representing Units that are issued and outstanding at the Record Time shall also evidence one Right for each Unit represented thereby notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.

2.2      INITIAL EXERCISE PRICE; EXERCISE OF RIGHTS; DETACHMENT OF RIGHTS

         (a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Unit for the Exercise Price as at the Business Day immediately preceding the day of exercise of the Right (and the Exercise Price and number of Units are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Trust or any of its Subsidiaries shall be void.

         (b)      Until the Separation Time,

                  (i) the Rights shall not be exercisable and no Right may be exercised; and

                  (ii) each Right will be evidenced by the certificate for the associated Unit of the Trust registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Unit of the Trust.

         (c)      From and after the Separation Time and prior to the Expiration
                  Time:

                  (i)      the Rights shall be exercisable; and

                  (ii) the registration and transfer of Rights shall be separate from and independent of Units.

                  Promptly following the Separation Time, the Trust will prepare and the Rights Agent will mail to each holder of record of Units as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "Nominee")), at such holder's address as shown by the records of the Trust (the Trust hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

                  (x) a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Trust may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

                  (y) a disclosure statement describing the Rights, provided that a Nominee shall be sent the materials provided for in (x) and (y) only in respect of all Units held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Trust to determine whether any Person is holding Units which are Beneficially Owned by another Person, the Trust may require such first Person to furnish such information and documentation as the Trust deems necessary.

         (d) Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its office in Calgary, Canada or any other office of the Rights Agent in cities designated from time to time for that purpose by the Trust with the approval of the Rights Agent:

                  (i)      the Rights Certificate evidencing such Rights;

                  (ii) an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

                  (iii) payment by certified cheque, banker's draft or money order payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Units in a name other than that of the holder of the Rights being exercised.

         (e) Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Clause 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Clause 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Trust in the event that the Trust is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon as soon as practicable:

                  (i) requisition from the transfer agent certificates representing the number of such Units to be purchased (the Trust hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

                  (ii) when appropriate, requisition from the Trust the amount of cash to be paid in lieu of issuing fractional Units;

                  (iii) after receipt of the certificates referred to in Clause 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

                  (iv) when appropriate, after receipt, deliver the cash referred to in Clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and

                  (v) remit to the Trust all payments received on the exercise of Rights.

         (f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

         (g)      The Trust covenants and agrees that it will:

                  (i) take all such action as may be necessary and within its power to ensure that all Units delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Units (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

                  (ii) take all such action as may be necessary and within its power to comply with the requirements of the Business Corporations Act, the Securities Act and the securities laws or comparable legislation of each of the provinces of Canada, and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Units upon exercise of Rights;

                  (iii) use reasonable efforts to cause all Units issued upon exercise of Rights to be listed on the stock exchanges and markets on which such Units were traded immediately prior to the Unit Acquisition Date;

                  (iv) pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Trust to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Units to be issued upon exercise of any Rights, provided that the Trust shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Units in a name other than that of the holder of the Rights being transferred or exercised; and

                  (v) after the Separation Time, except as permitted by Sections 5.1 and 5.4, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3      ADJUSTMENTS TO EXERCISE PRICE; NUMBER OF RIGHTS

                  The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

        (a) In the event the Trust shall at any time after the date of this Agreement:

                  (i) declare or pay a distribution on its Units payable in Units (or other securities exchangeable for or convertible into or giving a right to acquire Units or other securities of the Trust) other than pursuant to any Distribution Reinvestment Plan;

                  (ii) subdivide or change the then outstanding Units into a greater number of Units;

                  (iii) consolidate or change the then outstanding Units into a smaller number of Units; or

                  (iv) issue any Units (or other securities exchangeable for or convertible into or giving a right to acquire Units or other securities of the Trust) in respect of, in lieu of or in exchange for existing Units except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

                  If the Exercise Price and number of Rights outstanding are to be adjusted:

                  (x) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Units (or other capital stock) (the "Expansion Factor") that a holder of one Unit immediately prior to such distribution, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

                  (y) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

                  and the adjusted number of Rights will be deemed to be distributed among the Units with respect to which the original Rights were associated (if they remain outstanding) and the units issued in respect of such distribution, subdivision, change, consolidation or issuance, so that each such Unit (or other capital stock) will have exactly one Right associated with it.

                  For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one

                  Right immediately prior to such distribution, subdivision, change, consolidation or issuance would hold thereafter as a result of such distribution, subdivision, change, consolidation or issuance.

                  If, after the Record Time and prior to the Expiration Time, the Trust shall issue any securities of the Trust other than Units in a transaction of a type described in Clause 2.3(a)(i) or (iv),such securities shall be treated herein as nearly equivalent to Units as may be practicable and appropriate under the circumstances and the Trust and the Rights Agent agree to amend this Agreement in order to effect such treatment.

                  In the event the Trust shall at any time after the Record Time and prior to the Separation Time issue any Units otherwise than in a transaction referred to in this Subsection 2.3(a), each such Unit so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Unit.

         (b) In the event the Trust shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Units entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Units (or securities convertible into or exchangeable for or carrying a right to purchase Units) at a price per Unit (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Units, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per unit) less than the Market Price per Unit on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

                  (i) the numerator of which shall be the number of Units outstanding on such record date plus the number of Units that the aggregate offering price of the total number of Units so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Unit; and

                  (ii) the denominator of which shall be the number of Units outstanding on such record date plus the number of additional Units to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

                  In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Units (or securities convertible into, or exchangeable or exercisable for Units) actually issued upon the exercise of such rights, options or warrants, as the case may be.

                  For purposes of this Agreement, the granting of the right to purchase Units from treasury pursuant to the Distribution Reinvestment Plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Trust; provided, however, that, in all such cases, the right to purchase Units is at a price per unit of not less than 90% of the current market price per unit (determined as provided in such plans) of the Units.

         (c) In the event the Trust shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Units (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an ordinary course distribution or a distribution referred to in paragraph 2.3(a)(i)), assets or rights, options or warrants (excluding rights, options or warrants expiring within 45 calendar days after such record date) to purchase Units, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

                  (i) the numerator of which shall be the Market Price per Unit on such record date, less the fair market value (the determination of which shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per unit basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

                  (ii) the denominator of which shall be such Market Price per Unit.

                  Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

         (d) Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a unit. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section
                  2.3 shall be made no later than the earlier of:

                  (i) three years from the date of the transaction which gives rise to such adjustment; or

                  (ii)     the Expiration Time.

         (e) In the event the Trust shall at any time after the Record Time and prior to the Separation Time issue any units of securities (other than Units), or rights, options or warrants to subscribe for or purchase any such securities, or securities convertible into or exchangeable for any such securities, in a transaction referred to in Clause 2.3(a)(i) or (iv) or Subsections 2.3(b) or (c), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and
                  (c), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c), shall be made. Subject to Subsection 5.4(b) and (c), the Trust and the Rights Agent shall have authority without the approval of the holders of the Units or the holders of Rights to amend this Agreement as appropriate to provide for such adjustments.

         (f) Each Right originally issued by the Trust subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Units purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

         (g) Irrespective of any adjustment or change in the Exercise Price or the number of Units issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Unit and the number of Units which were expressed in the initial Rights Certificates issued hereunder.

         (h) In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Trust may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Units and other securities of the Trust, if any, issuable upon such exercise over and above the number of Units and other securities of the Trust, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Trust shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional units (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

         (i) Notwithstanding anything contained in this Section 2.3 to the contrary, the Trust shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

                  (i)      consolidation or subdivision of Units;

                  (ii) issuance (wholly or in part for cash) of Units or securities that by their terms are convertible into or exchangeable for Units;

                  (iii)    unit distributions; or

                  (iv) issuance of rights, options or warrants referred to in this Section 2.3,

                  hereafter made by the Trust to holders of its Units, subject to applicable taxation laws, shall not be taxable to such Unitholders or shall subject such Unitholders to a lesser amount of tax.

2.4      DATE ON WHICH EXERCISE IS EFFECTIVE

                  Each Person in whose name any certificate for Units or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the absolute holder of record of the Units or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Unit transfer books of the Trust are closed, such Person shall be deemed to have become the record holder of such units on, and such certificate shall be dated, the next succeeding Business Day on which the Unit transfer books of the Trust are open.

2.5      EXECUTION, AUTHENTICATION, DELIVERY AND DATING OF RIGHTS CERTIFICATES

         (a) The Rights Certificates shall be executed on behalf of the Trust by any officer or director of the Corporation. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Trust, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

         (b) Promptly after the Trust learns of the Separation Time, the Trust will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Trust to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Trust) and send such Rights Certificates, together with a disclosure statement describing the Rights, to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

         (c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6      REGISTRATION, TRANSFER AND EXCHANGE

         (a) The Trust will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Trust will provide for the registration and transfer of Rights. The Rights Agent, at its office in the City of Calgary, is hereby appointed registrar for the Rights (the "Rights Registrar") for the purpose of maintaining the Rights Register for the Trust and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

                  After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Trust will execute, and the Rights Agent will manually countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

         (b) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Trust, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

         (c) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Trust or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Trust may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

2.7      MUTILATED, DESTROYED, LOST AND STOLEN RIGHTS CERTIFICATES

         (a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Trust shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

         (b) If there shall be delivered to the Trust and the Rights Agent prior to the Expiration Time:

                  (i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

                  (ii) such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless,

                  then, in the absence of notice to the Trust or the Rights Agent that such Rights Certificate has been acquired by a BONA FIDE purchaser, the Trust shall execute and upon the Trust's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

         (c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Trust may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

         (d)      Every new Rights Certificate issued pursuant to this Section
                  2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Trust, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8      PERSONS DEEMED OWNERS OF RIGHTS

                  The Trust, the Rights Agent and any agent of the Trust or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Unit certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Right shall mean the registered holder of such Right (or, prior to the Separation Time, of the associated Unit).

2.9      DELIVERY AND CANCELLATION OF CERTIFICATES

                  All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Trust may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Trust may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this
Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Trust.

2.10     AGREEMENT OF RIGHTS HOLDERS

                  Every holder of Rights, by accepting the same, consents and agrees with the Trust and the Rights Agent and with every other holder of
Rights:

         (a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

         (b) that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Unit certificate representing such Right;

         (c) that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

         (d) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Unit certificate) for registration of transfer, the Trust, the Rights Agent and any agent of the Trust or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Unit certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Unit certificate made by anyone other than the Trust or the Rights Agent) for all purposes whatsoever, and neither the Trust nor the Rights Agent shall be affected by any notice to the contrary;

         (e) that such holder of Rights has waived his right to receive any fractional Rights or any fractional units or other securities upon exercise of a Right (except as provided herein);

         (f) that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Units and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

         (g) notwithstanding anything in this Agreement to the contrary, neither the Trust, the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11     RIGHTS CERTIFICATE HOLDER NOT DEEMED A UNITHOLDER

                  No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive distributions or be deemed for any purpose whatsoever the holder of any Unit or any other unit or security of the Trust which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Units or any other units or securities of the Trust or any right to vote at any meeting of Unitholders of the Trust whether for the election of directors or otherwise or upon any matter submitted to holders of Units or any other units of the Trust at any meeting thereof, or to give or withhold consent to any action of the Trust, or to receive notice of any meeting or other action affecting any holder of Units or any other units of the Trust except as expressly provided herein, or to receive Distributions, or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

                                    ARTICLE 3
                            ADJUSTMENTS TO THE RIGHTS

3.1      FLIP-IN EVENT

         (a) Subject to Subsection 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Unit Acquisition Date, the right to purchase from the Trust, upon exercise thereof in accordance with the terms hereof, that number of Units having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in
                  Section 2.3 in the event that after such consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

         (b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Unit Acquisition Date by:

                  (i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

                  (ii) a transferee or other successor in title, directly or indirectly, (a "Transferee") of Rights held by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such Transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding Clause 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including any Transferee) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights

                  Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this Subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this Subsection 3.1(b) and such Rights shall become null and void.

         (c) From and after the Separation Time, the Trust shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Business Corporations Act, the SECURITIES ACT and the securities laws or comparable legislation of each of the provinces of Canada in respect of the issue of Units upon the exercise of Rights in accordance with this Agreement.

         (d) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Clause 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

                           The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Unitholder Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Unitholder Rights Agreement.

                  provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Trust in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend and provided further that the fact that such legend does not appear on a certificate is not determinative of whether any Rights represented thereby are void under this Section.

                                    ARTICLE 4
                                THE RIGHTS AGENT

4.1      GENERAL

         (a) The Trust hereby appoints the Rights Agent to act as agent for the Trust in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Trust may from time to time appoint such Co-Rights Agents ("Co-Rights Agents") as it may deem necessary or desirable. In the event the Trust appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Trust may determine with the approval of the Rights Agent and the Co-Rights Agent. The Trust agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder (including the fees and disbursements of any expert or advisor retained by the Rights Agent). The Trust also agrees to indemnify the Rights Agent, and its officers, directors, employees and agents for, and to hold it and them harmless against, any loss, liability or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent or such persons, for anything done or omitted by the Rights Agent or such persons in connection with the acceptance and administration of this Agreement, including legal costs and expenses, which right to indemnification will survive the termination of this Agreement and the resignation or removal of the Rights Agent.

         (b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Units, Rights Certificate, certificate for other securities of the Trust, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

         (c) The Trust shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Trust.

4.2      MERGER, AMALGAMATION OR CONSOLIDATION OR CHANGE OF NAME OF RIGHTS AGENT

         (a) Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

         (b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3      DUTIES OF RIGHTS AGENT

                  The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Trust and the holders of certificates for Units and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

         (a) the Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Trust) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion and the Rights Agent may also consult with such other experts as the Rights Agent may reasonably consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the expense of the Trust) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert;

         (b) whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Trust prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be any officer or director of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

         (c) the Rights Agent will be liable hereunder for its own negligence, bad faith or wilful misconduct;

         (d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Units, or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Trust only;

         (e) the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Unit or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Trust of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Units to be issued pursuant to this Agreement or any Rights or as to whether any Units will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

         (f) the Trust agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

         (g) the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be any officer or director of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

         (h) the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Units, Rights or other securities of the Trust or become pecuniarily interested in any transaction in which the Trust may be interested, or contract with or lend money to the Trust or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Trust or for any other legal entity; and

         (i) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Trust resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4      CHANGE OF RIGHTS AGENT

                  The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Trust) in writing mailed to the Trust and to each transfer agent of Units by registered or certified mail. The Trust may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Units by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Trust will appoint a successor to the Rights Agent. If the Trust fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Trust the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate, if any, for inspection by the Trust), may apply, at the Trust's expense, to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Trust or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Alberta. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall, upon payment in full of any outstanding amounts owing by the Trust to the Rights Agent under this Agreement, deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Trust will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Units, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

                                    ARTICLE 5
                                  MISCELLANEOUS

5.1      REDEMPTION AND WAIVER

         (a) The Board of Directors may, with the prior consent of the holders of Units or of the holders of Rights given in accordance with Section 5.1(i) or (j), as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in
                  Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

         (b) The Board of Directors may, with the prior consent of the holders of Units given in accordance with Section 5.1(i), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Units otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of record of Units and otherwise than in the circumstances set forth in subsection 5.1(d), to waive the application of Section 3.1 to such Flip-in Event. In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of Unitholders called to approve such waiver.

         (c) The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to such particular Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by way of take-over bid circular sent to all holders of Units (which for greater certainty shall not include the circumstances described in Subsection 5.1(d)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(c), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of Units prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this subsection 5.1(c).

         (d) Notwithstanding the provisions of subsections 5.1(b) and (c) hereof, the Board of Directors may waive the application of
                  Section 3.1 in respect of the occurrence of any Flip-in Event, provided that both of the following conditions are satisfied:

                  (i) the Board of Directors has determined within ten Trading Days following a Unit Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement, and

                  (ii) such Person has reduced its Beneficial Ownership of Units such that at the time of granting the waiver pursuant to this subsection 5.1(d), such Person is no longer an Acquiring Person and in the event that such a waiver is granted by the Board of Directors, such Unit Acquisition Date and Flip-in Event shall be deemed not to have occurred and the Separation Time shall be deemed not to have occurred as a result of such Person having inadvertently become an Acquiring Person.

         (e) The Board of Directors, shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person which has made a Permitted Bid, a Competing Permitted Bid, a Take-over Bid in respect of which the Board of Directors has waived, or is deemed to have waived, pursuant to subsection 5.1(c) the application of
                  Section 3.1, takes up and pays for Units pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or Take-over bid, as the case may be.

         (f) Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this subsection 5.1(f), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Units as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

         (g) If the Board of Directors elects or is deemed to have elected to redeem the Rights, and, in circumstances in which subsection 5.1(a) is applicable, such redemption is approved by the holders of Units or the holders of Rights in accordance with subsection 5.1(i) or (j), as the case may be, the right to exercise the Rights, will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

         (h) Within 10 Business Days after the Board of Directors elects or is deemed to elect, to redeem the Rights or if subsection 5.1(a) is applicable within 10 Business Days after the holders of Units of the holders of Rights have approved a redemption of Rights in accordance with Section 5.1(i) or (j), as the case may be, the Trust shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Units. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Trust may not redeem, acquire or purchase for value any Rights at any time in any manner other than specifically set forth in this Section 5.1 or in connection with the purchase of Units prior to the Separation Time.

         (i) If a redemption of Rights pursuant to subsection 5.1(a) or a waiver of a Flip-in Event pursuant to Section 5.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Units. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Unitholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Trust Indenture.

         (j) If a redemption of Rights pursuant to subsection 5.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Unitholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Trust Indenture with respect to meetings of Unitholders of the Trust.

5.2      EXPIRATION

                  No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Section 4.1 of this Agreement.

5.3      ISSUANCE OF NEW RIGHTS CERTIFICATES

                  Notwithstanding any of the provisions of this Agreement or the Rights to the contrary, the Trust may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4      SUPPLEMENTS AND AMENDMENTS

         (a) The Trust may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules thereunder. The Trust may, prior to the date of the Unitholders' meeting referred to in Section 5.15, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of the Rights generally) without the approval of any holders of Rights or Units in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

         (b) Subject to subsection 5.4(a), the Trust may, with the prior consent of the holders of Units obtained as set forth below, at any time before the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Unitholders present or represented at and entitled to be voted at a meeting of the holders of Units duly called and held in compliance with applicable laws and the articles and by-laws of the Trust.

         (c) Subject to subsection 5.4(a), the Trust may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto.

         (d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Trust Indenture, with respect to meetings of Unitholders of the Trust.

         (e) Any amendments made by the Trust to this Agreement pursuant to subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules thereunder shall:

                  (i) if made before the Separation Time, be submitted to the Unitholders of the Trust at the next meeting of Unitholders and the Unitholders may, by the majority referred to in subsection 5.4(b), confirm or reject such amendment;

                  (ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of Unitholders of the Trust and the holders of Rights may, by resolution passed by the majority referred to in subsection 5.4(d), confirm or reject such amendment.

                  Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the Unitholders or the holders of Rights or is not submitted to the Unitholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting (or any adjournment of such meeting) at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the Unitholders or holders of Rights as the case may be.

5.5      FRACTIONAL RIGHTS AND FRACTIONAL UNITS

         (a) The Trust shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights, the Trust shall pay to the holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of subsection 3.1(b), at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

         (b) The Trust shall not be required to issue fractions of Units upon exercise of Rights or to distribute certificates which evidence fractional Units. In lieu of issuing fractional Units, the Trust shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Unit that the fraction of a Unit that would otherwise be issuable upon the exercise of such Right is of one whole Unit at the date of such exercise.

5.6      RIGHTS OF ACTION

                  Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, as the case may be, enforce, and may institute and maintain any suit, action or proceeding against the Trust to enforce such holder's right to exercise such holder's Rights, or Rights to which he is entitled, in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, as the case may be, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7      REGULATORY APPROVALS

                  Any obligation of the Trust or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, including without limiting the generality of the foregoing, any necessary approvals of The Toronto Stock Exchange, or any other applicable stock exchange or market.

5.8      NOTICE OF PROPOSED ACTIONS

                  In case the Trust shall propose after the Separation Time and prior to the Expiration Time:

         (a) to effect or permit (in cases where the Trust's permission is required) any Flip-in Event; or

         (b) to effect the liquidation, dissolution or winding up of the Trust or the sale of all or substantially all of the Trust's assets,

then, in each such case, the Trust shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 10 Business Days prior to the date of taking of such proposed action by the Trust.

5.9      NOTICES

         (a) Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Trust shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile as follows:

                           Vermilion Energy Trust
                           c/o Vermilion Resources Ltd.
                           2800, 400 - 4th Avenue S.W.
                           Calgary, Alberta
                           T2P 0J4

                           Attention:       President

                           Facsimile No.:   (403) 264-6306

         (b) Notices or demands authorized or required by this Agreement to be given or made by the Trust or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Trust), or sent by facsimile as follows:

                           Computershare Trust Company of Canada
                           6th Floor, Western Gas Tower,
                           530 - 8th Avenue S.W.
                           Calgary, Alberta
                           T2P 3S8

                           Attention:       Manager, Client Services
                           Facsimile No.:  (403) 267-6529

         (c) Notices or demands authorized or required by this Agreement to be given or made by the Trust or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Trust for its Units. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

         (d) Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of sending by facsimile (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Trust and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10     COSTS OF ENFORCEMENT

                  The Trust agrees that if the Trust fails to fulfil any of its obligations pursuant to this Agreement, then the Trust will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder, on a solicitor and his own client basis, to enforce his rights pursuant to any Rights or this Agreement.

5.11     SUCCESSORS

                  All the covenants and provisions of this Agreement by or for the benefit of the Trust or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12     BENEFITS OF THIS AGREEMENT

                  Nothing in this Agreement shall be construed to give to any Person other than the Trust, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Trust, the Rights Agent and the holders of the Rights.

5.13     GOVERNING LAW

                  This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Alberta and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14     SEVERABILITY

                  If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15     EFFECTIVE DATE

                  This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date. Within six months following the Effective Date, the Trust shall request confirmation of this Agreement by the holders of its Units. If this Agreement is not confirmed by a majority of the votes cast by holders of Units held by Independent Unitholders who vote in respect of confirmation of the Agreement at such meeting, then this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on the date of termination of such meeting (or any adjournment of such meeting).

5.16     DETERMINATIONS AND ACTIONS BY THE BOARD OF DIRECTORS

                  All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights.

5.17     DECLARATION AS TO NON-CANADIAN HOLDERS

                  If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Trust with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Trust or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.18     TIME OF THE ESSENCE

                  Time shall be of the essence in this Agreement.

5.19     EXECUTION IN COUNTERPARTS

                  This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.



                                         VERMILION RESOURCES LTD.
                                         on behalf of VERMILION ENERGY TRUST

                                         By: /s/ Jeffrey S. Boyce
                                             -------------------------------

                                         By: /s/ Claudio A. Ghersinich
                                             -------------------------------


                                         COMPUTERSHARE TRUST COMPANY OF
                                         CANADA

                                         By: /s/ Anne Dewaele
                                             -------------------------------

                                         By: /s/ Dan Sander
                                             -------------------------------

                                  ATTACHMENT 1

                             Vermilion Energy Trust

                        UNITHOLDER RIGHTS PLAN AGREEMENT

                          [Form of Rights Certificate]

CERTIFICATE NO. _________                                                 RIGHTS

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE UNITHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(B) OF THE UNITHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

                               RIGHTS CERTIFICATE

This certifies that _____________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Unitholder Rights Plan Agreement, dated as of January 16, 2003, as the same may be amended or supplemented from time to time (the "Unitholder Rights Agreement"), between Vermilion Energy Trust a trust formed pursuant to the laws of the Province of Alberta (the "Trust") and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada (the "Rights Agent") (which term shall include any successor Rights Agent under the Unitholder Rights Agreement), to purchase from the Trust at any time after the Separation Time (as such term is defined in the Unitholder Rights Agreement) and prior to the Expiration Time (as such term is defined in the Unitholder Rights Agreement), one fully paid unit of the Trust (a "Unit") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in any of the cities of Calgary and Toronto. The Exercise Price shall initially be $35.00 (Cdn.) per Right and shall be subject to adjustment in certain events as provided in the Unitholder Rights Agreement.

In certain circumstances described in the Unitholder Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive assets, debt securities or units in the Trust other than Units, or more or less than one Unit, all as provided in the Unitholder Rights Agreement.

This Rights Certificate is subject to all of the terms and provisions of the Unitholder Rights Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Unitholder Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Trust and the holders of the Rights Certificates. Copies of the Unitholder Rights Agreement are on file at the head office of the Trust.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Unitholder Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Trust at a redemption price of $0.00001 per Right.

No fractional Units will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Unitholder Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive distributions or be deemed for any purpose the holder of Units or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Unitholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a unitholder of the Trust or any right to vote for the election of directors or upon any matter submitted to Unitholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting Unitholders (except as provided in the Unitholder Rights Agreement), or to receive distributions or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Unitholder Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Trust and its corporate seal.

Date: _____________________________

VERMILION RESOURCES LTD.
on behalf of VERMILION ENERGY TRUST

By: ________________________________           By: ____________________________
    President                                      Corporate Secretary

Countersigned:

COMPUTERSHARE TRUST COMPANY OF CANADA

By: _______________________________
    Authorized Signature

                               FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED _______________________________________ hereby sells, assigns and transfers unto _____________________________________________________________

________________________________________________________________________________
                      (Please print name and address of transferee.)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint _________________________, as attorney, to transfer the within Rights on the books of the Trust, with full power of substitution.

Dated: _____________________               _____________________________________
                                           Signature

Signature Guaranteed: (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

The signature on this form must be guaranteed by a Schedule "A" Chartered Bank/Trust Company, or a member of an acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Signature guarantees are not accepted from Treasury Branches or Credit Unions unless they are members of the "Stamp Medallion Program". Please also note, in the United States, signature guarantees must be done by members of the "Medallion Signature Guarantee Program" only.

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                                   CERTIFICATE

                           (To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Units, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing. Capitalized terms shall have the meaning ascribed thereto in the Unitholder Rights Agreement.

                                            ____________________________________
                                            Signature

.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                  (To be attached to each Rights Certificate.)

                          FORM OF ELECTION TO EXERCISE

(To be executed by the registered holder if such holder desires to exercise the Rights Certificate.)

TO: ____________________________________

The undersigned hereby irrevocably elects to exercise __________________________ whole Rights represented by the attached Rights Certificate to purchase the Units or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

________________________________________________________________________________
(Name)

________________________________________________________________________________
(Address)

________________________________________________________________________________
(City and Province)

________________________________________________________________________________
Social Insurance Number or other taxpayer identification number.

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

________________________________________________________________________________
(Name)

________________________________________________________________________________
(Address)

________________________________________________________________________________
(City and Province)

________________________________________________________________________________
Social Insurance Number or other taxpayer identification number.


Dated: _____________________               _____________________________________
                                           Signature

Signature Guaranteed: (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

The signature on this form must be guaranteed by a Schedule "A" Chartered Bank/Trust Company, or a member of an acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Signature guarantees are not accepted from Treasury Branches or Credit Unions unless they are members of the "Stamp Medallion Program". Please also note, in the United States, signature guarantees must be done by members of the "Medallion Signature Guarantee Program" only.

.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                                   CERTIFICATE

                           (To be completed if true.)

The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Units, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing. Capitalized terms shall have the meaning ascribed thereto in the Unitholder Rights Agreement.

                                             ___________________________________
                                             Signature

.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                  (To be attached to each Rights Certificate.)

                                     NOTICE

In the event the certification set forth above in the Forms of Assignment and Election is not completed, the Trust will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

                                                                       EXHIBIT B
                                                                       ---------



                       VOTING AND EXCHANGE TRUST AGREEMENT

         MEMORANDUM OF AGREEMENT made as of the 16th day of January, 2003.

AMONG:

                  VERMILION ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "TRUST"),

                                     - and -

                  VERMILION ACQUISITION LTD., a corporation incorporated under the laws of Alberta (hereinafter referred to as "ACQUISITIONCO"),

                                     - and -

                  COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (hereinafter referred to as "TRUSTEE"),

         WHEREAS in connection with an arrangement agreement (the "ARRANGEMENT AGREEMENT") dated as of December 16, 2002 between the Trust, Vermilion Resources Ltd., Exploreco and AcquisitionCo, it was agreed that on the Effective Date (as defined in the Arrangement Agreement), the Trust and AcquisitionCo would enter into a voting and exchange trust agreement containing the terms and conditions set forth in the Arrangement Agreement together with such other terms and conditions as may be agreed by the parties acting reasonably; it is contemplated that AcquisitionCo will directly or indirectly acquire the issued and outstanding common shares of Vermilion Resources Ltd.;

         AND WHEREAS under the Arrangement Agreement, it is contemplated that exchangeable shares of AcquisitionCo ("Exchangeable Shares") may be issued by AcquisitionCo, having the attributes described in the Arrangement Agreement including certain exchange rights and voting rights to be created for the benefit of the holders of Exchangeable Shares from time to time;

         AND WHEREAS these recitals are made by the Trust and AcquisitionCo but not by the Trustee;

         NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

                                    ARTICLE 1
                         DEFINITIONS AND INTERPRETATION

1.1      DEFINITIONS

         In this Agreement, the following terms shall have the following meanings:

         "ACT" means the BUSINESS CORPORATIONS ACT (Alberta), as amended.

         "AFFILIATE" has the meaning given to that term in the SECURITIES ACT.

         "AGGREGATE EQUIVALENT VOTE AMOUNT" means, with respect to any matter, proposition or question on which Trust Unitholders are entitled to vote, consent or otherwise act, the product of (i) the number of Trust Units issuable from time to time upon the redemption, retraction or exchange of all Exchangeable Shares issued and outstanding and held by Beneficiaries multiplied by (ii) the Equivalent Vote Amount.

         "AUTOMATIC EXCHANGE RIGHTS" means the benefit of the obligation of the Trust or Trust Subsidiary to effect the automatic exchange of Exchangeable Shares for Trust Units pursuant to Section 5.12(c).

         "BENEFICIARY VOTES" has the meaning ascribed thereto in Section 4.2.

         "BENEFICIARIES" means the registered holders from time to time of Exchangeable Shares, other than the Trust or any of its Subsidiaries.

         "BOARD OF DIRECTORS" means the Board of Directors of AcquisitionCo.

         "BUSINESS DAY" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada.

         "CALL RIGHTS" has the meaning given to that term in the Share
         Provisions.

         "CURRENT MARKET PRICE" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX on that date and the nine trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Trust Units does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding and for the purposes of this definition, the weighted average trading price shall be determined by dividing (a) the aggregate dollar trading value of all Trust Units sold on the TSX (or other stock exchange or automated quotation system, if applicable) over the applicable ten trading days by (b) the total number of Trust Units sold on such stock exchange or system during such period.

         "EFFECTIVE DATE" has the meaning given to that term in the Share Provisions.

         "EQUIVALENT VOTE AMOUNT" means, with respect to any matter, proposition or question on which holders of Trust Unitholders are entitled to vote, consent or otherwise act, the number of votes to which a holder of one Trust Unit is entitled with respect to such matter, proposition or question.

         "EXCHANGE RATIO" has the meaning given to that term in the Share Provisions.

         "EXCHANGE RIGHTS" has the meaning given to that term in Section 5.1.

         "EXCHANGE RIGHTS TRIGGER EVENT" has the meaning given to that term in
         Section 5.1.

         "EXCHANGEABLE SHARES" means the non-voting exchangeable shares in the capital of AcquisitionCo, having the rights, privileges, restrictions and conditions set out in the Share Provisions.

         "INDEMNIFIED PARTIES" has the meaning given to that term in Section
         8.1.

         "INSOLVENCY EVENT" means the institution by AcquisitionCo of any proceeding to be adjudicated to be bankrupt or insolvent or to be wound up, or the consent of AcquisitionCo to the institution of bankruptcy, dissolution, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the COMPANIES CREDITORS' ARRANGEMENT ACT (Canada) and the BANKRUPTCY AND INSOLVENCY ACT (Canada), and the failure by AcquisitionCo to contest in good faith any such proceedings commenced in respect of AcquisitionCo within 15 days of becoming aware thereof, or the consent by AcquisitionCo to the filing of any such petition or to the appointment of a receiver, or the making by AcquisitionCo of a general assignment for the benefit of creditors, or the admission in writing by AcquisitionCo of its inability to pay its debts generally as they become due, or AcquisitionCo not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to Section 6.6 of the Share Provisions.

         "LIQUIDATION EVENT" has the meaning given to that term in Section 5.12(b).

         "LIQUIDATION EVENT EFFECTIVE DATE" has the meaning given to that term in Section 5.12(c).

         "LIST" has the meaning given to that term in Section 4.6.

         "OFFICER'S CERTIFICATE" means, with respect to Trust Subsidiary or AcquisitionCo, as the case may be, a certificate signed by any officer or director of Trust Subsidiary or AcquisitionCo, as the case may be.

         "PERSON" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, government body, syndicate or other entity, whether or not having legal status.

         "REDEMPTION CALL RIGHT" has the meaning given to that term in the Share Provisions.

         "RETRACTED SHARES" has the meaning given to that term in Section 5.7.

         "RETRACTION CALL RIGHT" has the meaning given to that term in the Share Provisions.

         "SECURITIES ACT" means the SECURITIES ACT (Alberta), as amended.

         "SHARE PROVISIONS" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, all as set forth in the Articles of AcquisitionCo.

         "SPECIAL VOTING RIGHT" means the special voting right of the Trust issued by the Trust to and deposited with the Trustee, which, commencing on the first day of the calendar month which immediately follows the Effective Date, entitles the Beneficiaries to a number of votes at meetings of Trust Unitholders equal to the Aggregate Equivalent Vote Amount.

         "SUBSIDIARY" has the meaning given to that term in the Share
         Provisions.

         "SUPPORT AGREEMENT" means that certain support agreement made as of even date herewith between the Trust and AcquisitionCo.

         "trust" means the trust created by this Agreement.

         "TRUST" means the Vermilion Energy Trust, a trust organized under the laws of Alberta.

         "TRUST AFFILIATES" means Affiliates of the Trust.

         "TRUST CONSENT" has the meaning given to that term in Section 4.2.

         "TRUST ESTATE" means the Special Voting Right, any other securities, the Exchange Rights, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement.

         "TRUST INDENTURE" has the meaning given to that term in the Share Provisions.

         "TRUST MEETING" has the meaning given to that term in Section 4.2.

         "TRUST SUBSIDIARY" has the meaning given to that term in the Share Provisions.

         "TRUST SUCCESSOR" has the meaning given to that term in Section
         10.1(a).

         "TRUST UNITHOLDERS" means holders of Trust Units.

         "TRUST UNITS" means the units of the Trust as constituted on the date hereof.

         "TRUSTEE" means Computershare Trust Company of Canada as trustee hereunder and, subject to the provisions of Article 9, includes any successor trustee.

         "TSX" means The Toronto Stock Exchange.

1.2      INTERPRETATION NOT AFFECTED BY HEADINGS, ETC.

         The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to an "Article" or "section" followed by a number and/or a letter refer to the specified Article or Section of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3      NUMBER, GENDER, ETC.

         Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

1.4      DATE FOR ANY ACTION

         If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.


                                    ARTICLE 2
                              PURPOSE OF AGREEMENT

2.1      ESTABLISHMENT OF THE TRUST

         The purpose of this Agreement is to create the trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Special Voting Right, the Exchange Rights and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement.

                                    ARTICLE 3
                              SPECIAL VOTING RIGHT

3.1      ISSUE AND OWNERSHIP OF THE SPECIAL VOTING RIGHT

         The Trust has issued to and has deposited with the Trustee, the Special Voting Right to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement. The Trust hereby acknowledges receipt from the Trustee, as trustee for and on behalf of the Beneficiaries, of good and valuable consideration (and the adequacy thereof) for the issuance of the Special

Voting Right by the Trust to the Trustee. During the term of the trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Special Voting Right and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Right, provided that the Trustee shall:

         (a) hold the Special Voting Right and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

         (b) except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Right, and the Special Voting Right shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

3.2      LEGENDED SHARE CERTIFICATES

         AcquisitionCo will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Special Voting Right with respect to the Exchangeable Shares held by a Beneficiary.

3.3      SAFE KEEPING OF CERTIFICATE

         The certificate representing the Special Voting Right shall at all times be held in safe keeping by the Trustee.

                                   ARTICLE 4
                        EXERCISE OF SPECIAL VOTING RIGHT

4.1      SPECIAL VOTING RIGHT

         The Trustee, as the holder of record of the Special Voting Right, shall be entitled to all of the votes represented by the Special Voting Right, including the right to vote in person or by proxy the Special Voting Right on any matters, questions, proposals or propositions whatsoever that may properly come before the Trust Unitholders at a Trust Meeting or in connection with a Trust Consent. The Special Voting Right shall be and remain vested in and exercised by the Trustee. Subject to Section 6.15:

         (a) the Trustee shall exercise the Special Voting Right only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which the Trust Meeting is held or a Trust Consent is sought; and

         (b) to the extent that no instructions are received from a Beneficiary with respect to the votes relating to the Special Voting Right to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such votes relating to the Special Voting Right.

4.2      NUMBER OF VOTES

         With respect to all meetings of Trust Unitholders at which holders of Trust Units are entitled to vote (a "TRUST MEETING") and with respect to all written consents sought by the Trust from Trust Unitholders (a "TRUST CONSENT"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise the number of votes comprised in the Special Voting Right that relate to each Exchangeable Share owned of record by such Beneficiary on the record date established by the Trust or by applicable law for such Trust Meeting or Trust Consent, as the case may be (the "BENEFICIARY VOTES"), in respect of each matter, question, proposal or proposition to be voted on at such Trust Meeting or in connection with such Trust Consent.

4.3      MAILINGS TO UNITHOLDERS

         With respect to each Trust Meeting and Trust Consent, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner as the Trust utilizes in communications to Trust Unitholders, subject to applicable regulatory requirements, and provided such manner of communications is reasonably available to the Trustee) to each of the Beneficiaries named in the List referred to in Section 4.6, such mailing or communication to commence on the same day as the mailing or notice (or other communication) with respect thereto is commenced by the Trust to Trust Unitholders:

         (a) a copy of such notice, together with any related materials, including, without limitation, any proxy or information statement, to be provided to Trust Unitholders;

         (b)      a statement of the current Exchange Ratio;

         (c) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Trust Meeting or Trust Consent or, pursuant to
                  Section 4.7, to attend such Trust Meeting and to exercise personally the Beneficiary Votes thereat;

         (d) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

                  (i) a proxy to such Beneficiary or designee thereof to exercise personally the Beneficiary Votes; or

                  (ii) a proxy to a designated agent or other representative of the Trust to exercise such Beneficiary Votes;

         (e) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

         (f) a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

         (g) a statement of the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Trust Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting, and of the method for revoking or amending such instructions.

         The materials referred to above are to be provided by the Trust to the Trustee, but shall be subject to review and comment by the Trustee.

         For the purpose of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any Trust Meeting or Trust Consent, the number of Exchangeable Shares owned of record by the Beneficiary shall be determined at the close of business on the record date established by the Trust or by applicable law for purposes of determining Trust Unitholders entitled to vote at such Trust Meeting or to give written consent in connection with such Trust Consent. The Trust will notify the Trustee of any decision with respect to the calling of any Trust Meeting and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this
Section 4.3.

4.4      COPIES OF UNITHOLDER INFORMATION

         The Trust will deliver to the Trustee copies of all proxy materials (including notices of Trust Meetings, but excluding proxies to vote Trust Units), information statements, reports (including without limitation, all interim and annual financial statements) and other written communications that, in each case, are to be distributed from time to time to Trust Unitholders in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to Trust Unitholders. The Trustee will mail or otherwise send to each Beneficiary, at the expense of the Trust, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by the Trust) received by the Trustee from the Trust contemporaneously with the sending of such materials to Trust Unitholders. The Trustee will also make copies of all such material available for inspection by any Beneficiary at the Trustee's principal office in Calgary.

4.5      OTHER MATERIALS

         As soon as reasonably practicable after receipt by the Trust or any Trust Unitholder (if such receipt is known by the Trust) of any material sent or given by or on behalf of a third party to Trust Unitholders generally, including without limitation, dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), the Trust shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as reasonably practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of the Trust, copies of all such materials received by the Trustee from the Trust. The Trustee will also make copies of all such material available for inspection by any Beneficiary at the Trustee's principal office in Calgary.

4.6      LIST OF PERSONS ENTITLED TO VOTE

         AcquisitionCo shall, (i) prior to each annual, general or special Trust Meeting or the seeking of any Trust Consent, and (ii) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "LIST") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a Trust Meeting or a Trust Consent, at the close of business on the record date established by the Trust or pursuant to applicable law for determining the Trust Unitholders entitled to receive notice of and/or to vote at such Trust Meeting or to give consent in connection with such Trust Consent. Each such List shall be delivered to the Trustee promptly after receipt by AcquisitionCo of such request or the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to permit the Trustee to perform its obligations under this Agreement. The Trust agrees to give AcquisitionCo notice (with a copy to the Trustee) of the calling of any Trust Meeting or the seeking of any Trust Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable AcquisitionCo to perform its obligations under this Section 4.6.

4.7      ENTITLEMENT TO DIRECT VOTES

         Any Beneficiary named in a List prepared in connection with any Trust Meeting or Trust Consent will be entitled (a) to instruct the Trustee in the manner described in Section 4.3 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled, or (b) to attend such meeting and personally exercise thereat, as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8      VOTING BY TRUSTEE AND ATTENDANCE OF TRUSTEE REPRESENTATIVE AT MEETING

         (a) In connection with each Trust Meeting and Trust Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.3, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to
                  Section 4.3.

         (b) The Trustee shall cause a representative who is empowered by it to sign and deliver, on behalf of the Trustee, proxies for the Special Voting Right to attend each Trust Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representative, and at the Beneficiary's request, such representative shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote if such Beneficiary either (i) has not previously given the Trustee instructions pursuant to Section 4.3 in respect of such meeting, or (ii) submits to such representative written revocation of any such previous instructions. At such meeting, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in favour of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of any matter, question, proposal or proposition, and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9      DISTRIBUTION OF WRITTEN MATERIALS

         Any written materials distributed by the Trustee to the Beneficiaries pursuant to this Agreement shall be sent by mail (or otherwise communicated in the same manner as the Trust utilizes in communications to Trust Unitholders subject to applicable regulatory requirements and provided such manner of communications is reasonably available to the Trustee) to each Beneficiary at its address as shown on the books of AcquisitionCo. AcquisitionCo shall provide or cause to be provided to the Trustee for purposes of communication, on a timely basis and without charge or other expense:

         (a)      a current List; and

         (b) upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement.

         The materials referred to above are to be provided by the Trust to the Trustee, but shall be subject to review and comment by the Trustee.

4.10     TERMINATION OF SPECIAL VOTING RIGHT

         Except as otherwise provided herein or in the Share Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to the Trust, and such Beneficiary Votes and the Special Voting Right represented thereby shall cease immediately, upon the delivery by such Beneficiary to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Rights or the occurrence of the Automatic Exchange Rights (unless, in either case, the Trust shall not have delivered the consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiaries), or upon the redemption of Exchangeable Shares pursuant to Article 6 or Article 7 of the Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of AcquisitionCo pursuant to Article 5 of the Share Provisions, or upon the purchase of Exchangeable Shares from the holder thereof by the Trust or Trust Subsidiary pursuant to the exercise by the Trust or Trust Subsidiary of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right, or upon the purchase of Exchangeable Shares from the holder thereof by AcquisitionCo pursuant to Article 5 of the Share Provisions.

                                    ARTICLE 5
                      EXCHANGE RIGHT AND AUTOMATIC EXCHANGE

5.1      GRANT AND OWNERSHIP OF THE EXCHANGE RIGHT

         The Trust hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries:

         (a) the right (the "EXCHANGE RIGHTS"), upon the occurrence and during the continuance of:

                  (i)      an Insolvency Event; or

                  (ii) circumstances in which the Trust and Trust Subsidiary may exercise any of the Call Rights, but elect not to exercise such Call Right;

                           (any such occurrence being an "EXCHANGE RIGHTS TRIGGER EVENT") to require the Trust or Trust Subsidiary to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by that Beneficiary; and

         (b)      the Automatic Exchange Rights;

all in accordance with the provisions of this Agreement. The Trust hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Rights and the Automatic Exchange Rights by the Trust to the Trustee. During the term of the trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Rights and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Rights and the Automatic Exchange Rights, provided that the Trustee shall:

         (c) hold the Exchange Rights and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

         (d) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Rights or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the trust is created pursuant to this Agreement.

5.2      LEGENDED SHARE CERTIFICATES

         AcquisitionCo will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:

         (a) their right to instruct the Trustee with respect to the exercise of the Exchange Rights in respect of the Exchangeable Shares held by a Beneficiary; and

         (b)      the Automatic Exchange Rights.

5.3      GENERAL EXERCISE OF EXCHANGE RIGHTS

         The Exchange Rights shall be and remain vested in and exercisable by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Exchange Rights only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Rights, the Trustee shall not exercise or permit the exercise of the Exchange Rights.

5.4      PURCHASE PRICE

         The purchase price payable by the Trust or Trust Subsidiary, as applicable, for each Exchangeable Share to be purchased by the Trust or Trust Subsidiary, as applicable, under the Exchange Rights shall be an amount per share equal to the product of the Current Market Price of a Trust Unit on the last Business Day prior to the closing of the purchase and sale of such Exchangeable Share under the Exchange Rights and the Exchange Ratio as at such closing date. In connection with each exercise of the Exchange Rights, AcquisitionCo shall provide to the Trustee an Officer's Certificate setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by the Trust or Trust Subsidiary, as applicable, issuing and delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, that number of Trust Units equal to the Exchange Ratio on the last Business Day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Rights.

5.5      EXERCISE INSTRUCTIONS

         Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Exchange Rights Trigger Event, to instruct the Trustee to exercise the Exchange Rights with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of AcquisitionCo. To cause the exercise of the Exchange Rights by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Calgary or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires the Trust or Trust Subsidiary to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of AcquisitionCo and such additional documents and instruments as the Trustee, AcquisitionCo, the Trust and Trust Subsidiary may reasonably require together with (a) a duly completed form of notice of exercise of the Exchange Rights, contained on the reverse of or attached to the Exchangeable Share certificates, stating (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Rights so as to require the Trust or Trust Subsidiary to purchase from the Beneficiary the number of Exchangeable Shares specified therein, (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by the Trust or Trust Subsidiary, as applicable free and clear of all liens, claims and encumbrances, (iii) the names in which the certificates representing Trust Units issuable in connection with the exercise of the Exchange Rights are to be issued and (iv) the names and addresses of the persons to whom such new certificates should be delivered and
(b) payment (or evidence satisfactory to the Trustee, the Trust, Trust Subsidiary and AcquisitionCo of payment) of the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by the Trust or Trust Subsidiary under the Exchange Rights, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of AcquisitionCo.

5.6      DELIVERY OF TRUST UNITS; EFFECT OF EXERCISE

         Promptly after the receipt of the certificates representing the Exchangeable Shares which the Beneficiary desires the Trust or Trust Subsidiary to purchase under the Exchange Rights, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Rights (and payment of taxes, if any payable as contemplated by Section
5.8 or evidence thereof), duly endorsed for transfer, the Trustee shall notify the Trust and AcquisitionCo of its receipt of the same, which notice to the Trust and AcquisitionCo shall constitute exercise of the Exchange Rights by the Trustee on behalf of the holder of such Exchangeable Shares, and the Trust or Trust Subsidiary, as applicable, shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the Beneficiary of such Exchangeable Shares (or to such other persons, if any, properly designated by such Beneficiary) the number of Trust Units issuable in connection with the exercise of the Exchange Rights and the payment of the total purchase price therefor without interest (but less any amounts withheld pursuant to Section 5.13); provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, the Trust, Trust Subsidiary and AcquisitionCo of the payment of) the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. Immediately upon the giving of notice by the Trustee to the Trust and AcquisitionCo of the exercise of the Exchange Rights as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Rights shall be deemed to have occurred and the holder of such Exchangeable Shares shall be deemed to have transferred to the Trust or Trust Subsidiary, as the case may be, all of such holder's right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the holder's proportionate part of the total purchase price therefor, unless the requisite number of Trust Units is not allotted, issued and delivered by the Trust or Trust Subsidiary to the Trustee on the applicable payment date therefor, in which case the rights of the Beneficiary shall remain unaffected until such Trust Units are so allotted, issued and delivered, and the balance of the purchase price, if any, has been paid, by the Trust or Trust Subsidiary. Upon delivery by the Trust or Trust Subsidiary to the Trustee of such Trust Units, and the balance of the purchase price, if any, the Trustee shall deliver such Trust Units to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Trust Units delivered to it pursuant to the Exchange Rights.

5.7      EXERCISE OF EXCHANGE RIGHTS SUBSEQUENT TO RETRACTION

         In the event that a Beneficiary has exercised the right under Article 6 of the Share Provisions to require AcquisitionCo to redeem any or all of the Exchangeable Shares held by the Beneficiary (the "Retracted Shares") and is notified by AcquisitionCo pursuant to Section 6.6 of the Share Provisions that AcquisitionCo will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, and provided that neither the Trust nor Trust Subsidiary shall have exercised the Retraction Call Right with respect to the Retracted Shares and that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to AcquisitionCo pursuant to
Section 6.1 of the Share Provisions and provided further that the Trustee has received written notice of same from the Trust, Trust Subsidiary or AcquisitionCo, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Rights with respect to those Retracted Shares that AcquisitionCo is unable to redeem. In any such event, AcquisitionCo hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to AcquisitionCo or to the transfer agent of the Exchangeable Shares (including without limitation, a copy of the retraction request delivered pursuant to Section 6.1 of the Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Rights with respect to the Retracted Shares that AcquisitionCo is not permitted to redeem and will require the Trust or Trust Subsidiary to purchase such shares in accordance with the provisions of this
Article 5.

5.8      STAMP OR OTHER TRANSFER TAXES

         Upon any sale of Exchangeable Shares to the Trust or Trust Subsidiary pursuant to the Exchange Rights or the Automatic Exchange Rights, the certificate or certificates representing Trust Units to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Beneficiary of the Exchangeable Shares so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold; provided, however, that such Beneficiary (a) shall pay (and none of the Trust, Trust Subsidiary, AcquisitionCo or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such Trust Units to a person other than such Beneficiary or (b) shall have evidenced to the satisfaction of the Trustee, the Trust, Trust Subsidiary and AcquisitionCo that such taxes, if any, have been paid.

5.9      NOTICE OF INSOLVENCY EVENT, CALL RIGHTS NOT EXERCISED

         As soon as practicable following the occurrence of an Exchange Rights Trigger Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, the Trust, Trust Subsidiary or AcquisitionCo shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from the Trust, Trust Subsidiary or AcquisitionCo of the occurrence of an Insolvency Event, or upon the Trustee becoming aware of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of the Trust (such funds to be received in advance), a notice of such Exchange Rights Trigger Event in the form provided by the Trust, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Rights.

5.10     QUALIFICATION OF TRUST UNITS

         The Trust covenants that if any Trust Units to be issued and delivered pursuant to the Exchange Rights or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian, federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfillment of any other Canadian, federal or provincial legal requirement before such securities may be issued and delivered by or on behalf of the Trust or Trust Subsidiary to the initial holder thereof or in order that such securities may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of the Trust for purposes of Canadian provincial securities law), the Trust will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such Trust Units to be and remain duly registered, qualified or approved. The Trust will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Trust Units to be delivered pursuant to the Exchange Rights or the Automatic Exchange Rights to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Trust Units have been listed and remain listed and are quoted or posted for trading at such time.

5.11     TRUST UNITS

         The Trust hereby represents, warrants and covenants that the Trust Units issuable as described herein will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance. The Trust hereby represents, warrants and covenants that it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued Trust Units such number of Trust Units (or other units or securities into which Trust Units may be reclassified or changed as contemplated by Section 2.6 of the Support Agreement) (i) as is equal to the sum of the number of Trust Units issuable upon the redemption, retraction or exchange of all (A) Exchangeable Shares issued and outstanding from time to time and (B) Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time and (ii) as are now and may hereafter be required to enable and permit AcquisitionCo to meet its obligations hereunder, under the Support Agreement, under the Exchangeable Share Provisions and under any other security or commitment pursuant to the Offer with respect to which the Trust may now or hereafter be required to issue Trust Units.

5.12     AUTOMATIC EXCHANGE ON LIQUIDATION OF THE TRUST

         (a) The Trust will give the Trustee written notice of each of the following events at the time set forth below:

                  (i) in the event of any determination by the Trust to institute voluntary liquidation, dissolution or winding-up proceedings with respect to the Trust or to effect any other distribution of assets of the Trust among its unitholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

                  (ii) as soon as practicable following the earlier of (A) receipt by the Trust of notice of, and (B) the Trust otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among its unitholders for the purpose of winding up its affairs, in each case where the Trust has failed to contest in good faith any such proceeding commenced in respect of the Trust within 30 days of becoming aware thereof.

         (b) As soon as practicable following receipt by the Trustee from the Trust of notice of any event (a "LIQUIDATION EVENT") contemplated by Section 5.12(a)(i) or 5.12(a)(ii) above, the Trustee will give notice thereof, in the form provided by the Trust, to the Beneficiaries. Such notice shall include a brief description of the Automatic Exchange Rights.

         (c) In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Trust Units in the distribution of assets of the Trust in connection with a Liquidation Event, on the fifth Business Day prior to the effective date (the "Liquidation Event Effective Date") of a Liquidation Event all of the then outstanding Exchangeable Shares shall be automatically exchanged for Trust Units. To effect such automatic exchange, the Trust or Trust Subsidiary shall purchase on the fifth Business Day prior to the Liquidation Event Effective Date each Exchangeable Share then outstanding and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by it at such time, for a purchase price per share equal to the product of the Current Market Price of a Trust Unit on the fifth Business Day prior to the Liquidation Event Effective Date and the Exchange Ratio as at the fifth Business Day prior to the Liquidation Event Effective Date. AcquisitionCo shall provide the Trustee with an Officer's Certificate in connection with each automatic exchange setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by the Trust or Trust Subsidiary delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, that number of Trust Units equal to the Exchange Ratio as at the fifth Business Day prior to the Liquidation Event Effective Date, such purchase price to be paid in accordance with Section 5.12(d) (but less any amounts withheld pursuant to Section 5.13).

         (d) On the fifth Business Day prior to the Liquidation Event Effective Date: (i) the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for Trust Units shall be deemed to have occurred; (ii) each Beneficiary shall be deemed to have transferred to the Trust or Trust Subsidiary, as determined by the Trust at that time, all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Shares and the related interest in the Trust Estate; (iii) any right of each such Beneficiary to receive declared and unpaid dividends from AcquisitionCo shall be deemed to be satisfied and discharged; (iv) each such Beneficiary shall cease to be a holder of such Exchangeable Shares; and (v) the Trust or Trust Subsidiary, as applicable shall deliver or cause to be delivered to the Trustee on behalf of such Beneficiary the Trust Units issuable upon the automatic exchange of Exchangeable Shares for Trust Units, without any interest and less any amounts withheld pursuant to Section 5.13. Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Trust Units issued pursuant to the automatic exchange of Exchangeable Shares for Trust Units and the certificates held by the Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with the Trust or Trust Subsidiary, as applicable, pursuant to such automatic exchange shall thereafter be deemed to represent the Trust Units issued to the Beneficiary pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Share certificates deemed to represent Trust Units, duly endorsed in blank and accompanied by such instruments of transfer as the Trust and Trust Subsidiary may reasonably require, the Trust or Trust Subsidiary, as applicable, shall deliver or cause to be delivered to the Beneficiary certificates representing Trust Units of which the Beneficiary is the holder.

5.13     WITHHOLDING RIGHTS

         The Trust, Trust Subsidiary and the Trustee shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any holder of Exchangeable Shares or Trust Units such amounts as the Trust, Trust Subsidiary or the Trustee is required to deduct and withhold with respect to such payment under the INCOME TAX ACT (Canada) or any provision of provincial, local or foreign tax law, in each case as amended or succeeded. The Trustee may act on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. The Trust, Trust Subsidiary and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Trust, Trust Subsidiary or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and the Trust, Trust Subsidiary or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

5.14     NO FRACTIONAL ENTITLEMENTS

         Notwithstanding anything contained in this Agreement, including, without limitation, Article 5, no Beneficiary (or the Trustee as trustee for and on behalf of, and for the use and benefit of, a Beneficiary) shall be entitled to, and the Trust and Trust Subsidiary will not deliver, fractions of Trust Units. Where the application of the provisions of this Agreement, including, without limitation, Article 5, would otherwise result in a Beneficiary (or the Trustee, on behalf of the Beneficiary) receiving a fraction of a Trust Unit, the Beneficiary (or the Trustee, on behalf of the Beneficiary) shall be entitled to receive that number of Trust Units that has been rounded down to the nearest whole number of Trust Units.

                                    ARTICLE 6
                             CONCERNING THE TRUSTEE

6.1      POWERS AND DUTIES OF THE TRUSTEE

         The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as trustee of the trust, shall include:

         (a) receipt and deposit of the Special Voting Right as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

         (b) delivery of proxies and distributing materials to Beneficiaries as provided in this Agreement;

         (c) voting the Beneficiary Votes in accordance with the provisions of this Agreement;

         (d) receiving the grant of the Exchange Rights and the Automatic Exchange Rights from the Trust as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

         (e) exercising the Exchange Rights and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries Trust Units and cheques, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Rights or pursuant to the Automatic Exchange Rights, as the case may be;

         (f)      holding title to the Trust Estate;

         (g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

         (h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of the Trust and AcquisitionCo under this Agreement; and

         (i) taking such other actions and doing such other things as are specifically provided in this Agreement.

         In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons. For greater certainty, the Trustee shall have only those duties as are set out specifically in this Agreement, except as otherwise provided by applicable law.

         The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

         The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2      NO CONFLICT OF INTEREST

         The Trustee represents to the Trust and AcquisitionCo that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 9. If, notwithstanding the foregoing provisions of this
Article 6, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this Article 6, any interested party may apply to the Court of Queen's Bench of Alberta for an order that the Trustee be replaced as Trustee hereunder,

6.3      DEALINGS WITH TRANSFER AGENTS, REGISTRARS, ETC.

         The Trust and AcquisitionCo irrevocably authorize the Trustee, from time to time, to:

         (a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and Trust Units; and

         (b) requisition, from time to time, (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement and (ii) from the transfer agent of Trust Units, and any subsequent transfer agent of such securities, the certificates issuable upon the exercise from time to time of the Exchange Rights and pursuant to the Automatic Exchange Rights.

         AcquisitionCo and the Trust irrevocably authorize their respective registrars and transfer agents to comply with all such requests. The Trust covenants that it will supply its transfer agent with duly executed Trust Unit certificates for the purpose of completing the exercise from time to time of the Exchange Rights and the Automatic Exchange Rights.

6.4      BOOKS AND RECORDS

         The Trustee shall keep available for inspection by the Trust and AcquisitionCo at the Trustee's principal office in Calgary correct and complete books and records of account relating to the trust created by this Agreement, including without limitation, all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Special Voting Right, Exchange Right and the Automatic Exchange Rights. On or before January 15, [2004], and on or before January 15th in every year thereafter, so long as this Agreement has not been terminated, the Trustee shall transmit to the Trust and AcquisitionCo a brief report, dated as of the preceding December 31st, with respect to:

         (a) the property and funds comprising the Trust Estate as of that date;

         (b) the number of exercises of the Exchange Rights, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance by the Trust of Trust Units in connection with the Exchange Rights, during the calendar year ended on such December 31st; and

         (c) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

6.5      INCOME TAX RETURNS AND REPORTS

         The Trustee shall, to the extent necessary, prepare and file on behalf of the trust appropriate Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to the Trust and AcquisitionCo). If requested by the Trustee, the Trust and AcquisitionCo shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.6      INDEMNIFICATION PRIOR TO CERTAIN ACTIONS BY TRUSTEE

         The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no

Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Special Voting Right pursuant to Article 4, subject to Section 6.15, and with respect to the Exchange Right pursuant to Article 5, subject to Section 6.15, and with respect to the Automatic Exchange Rights pursuant to Article 5.

         None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

6.7      ACTION OF BENEFICIARIES

         No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Special Voting Right, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.8      RELIANCE UPON DECLARATIONS

         The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon lists, mailing labels, notices, statutory declarations, certificates, opinions or reports or other papers or documents furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such lists, mailing labels, notices, statutory declarations, certificates, opinions or reports or other papers or documents comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

6.9      EVIDENCE AND AUTHORITY TO TRUSTEE

         The Trust and/or AcquisitionCo shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by the Trust and/or AcquisitionCo or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including, without limitation, in respect of the Special Voting Right or the Exchange Rights or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of the Trust, Trust Subsidiary and/or AcquisitionCo promptly if and when:

         (a) such evidence is required by any other Section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

         (b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives the Trust and/or AcquisitionCo written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

         Such evidence shall consist of an Officer's Certificate of the trustee of the Trust and/or AcquisitionCo or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

         Whenever such evidence relates to a matter other than the Special Voting Right or the Exchange Rights or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of the Trust, Trust Subsidiary and/or AcquisitionCo, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the trustee of the Trust and/or a director, officer or employee of AcquisitionCo it shall be in the form of an Officer's Certificate or a statutory declaration.

         Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

         (c) declaring that he or she has read and understands the provisions of this Agreement relating to the condition in question;

         (d) describing the nature and scope of the examination or investigation upon which he or she based the statutory declaration, certificate, statement or opinion; and

         (e) declaring that he or she has made such examination or investigation as he or she believes is necessary to enable him or her to make the statements or give the opinions contained or expressed therein.

6.10     EXPERTS, ADVISERS AND AGENTS

         The Trustee may:

         (a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by the Trust, Trust Subsidiary or AcquisitionCo or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

         (b) employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trust.

6.11     INVESTMENT OF MONEYS HELD BY TRUSTEE

         Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee, in trust for AcquisitionCo, in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of AcquisitionCo. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada (including an affiliate of the Trustee) or, with the consent of AcquisitionCo, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits, and the Trustee shall be entitled to receive a fee from such bank, bank or trust company for so depositing such moneys.

6.12     TRUSTEE NOT REQUIRED TO GIVE SECURITY

         The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

6.13     TRUSTEE NOT BOUND TO ACT ON REQUEST

         Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Trust and/or AcquisitionCo or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

6.14     AUTHORITY TO CARRY ON BUSINESS

         The Trustee represents to the Trust and AcquisitionCo that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in each of the Provinces of Canada but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Special Voting Right, the Exchange Rights and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within

90 days after ceasing to be authorized to carry on the business of a trust company in any Province of Canada, either become so authorized or resign in the manner and with the effect specified in Article 9.

6.15     CONFLICTING CLAIMS

         If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any portion of the Special Voting Right, and any Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

         (a) the rights of all adverse claimants with respect to the Special Voting Right, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

         (b) all differences with respect to the Special Voting Right, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

         If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.16     ACCEPTANCE OF THE TRUST

         The Trustee hereby accepts the trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

                                    ARTICLE 7
                                  COMPENSATION

7.1      FEES AND EXPENSES OF THE TRUSTEE

         The Trust and AcquisitionCo jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the

Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income of the Trustee, fees paid to legal counsel and other experts, agents and advisors and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that the Trust and AcquisitionCo shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with negligence or willful misconduct.

                                    ARTICLE 8
                   INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1      INDEMNIFICATION OF THE TRUSTEE

         The Trust and AcquisitionCo jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees, shareholders and agents appointed and acting in accordance with this Agreement (collectively, the "INDEMNIFIED PARTIES") in respect of:

         (a) any liability and all costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, for or in respect of any act, omission or error in respect of the Trustee's acceptance or administration of the trust and the Trustee's execution of all duties and responsibilities and exercise of all powers and authorities pertaining thereto;

         (b) all other costs, charges, taxes, penalties and interest in respect of unpaid taxes; and

         (c) all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the trust;

unless any of the foregoing arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders, in which case the provisions of this Section 8.1 shall not apply.

         In no case shall the Trust or AcquisitionCo be liable under this indemnity for any claim against any of the Indemnified Parties unless the Trust and AcquisitionCo shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim. Subject to (ii) below, the Trust and AcquisitionCo shall be entitled to participate at their own expense in the defence and, if the Trust and AcquisitionCo so elect at any time after receipt of such notice, any of them may assume the defence of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by the Trust or AcquisitionCo; or (ii) the named parties to any such suit include both the Trustee and the Trust or AcquisitionCo and the Trustee shall have been advised by counsel acceptable to the Trust or AcquisitionCo that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to the Trust or AcquisitionCo and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case the Trust and AcquisitionCo shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee and the termination of the trust.

8.2      LIMITATION OF LIABILITY

         The Trustee, its directors, officers, employees, shareholders and agents shall not be held liable in tort, contract or otherwise for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is attributable to the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents.

                                    ARTICLE 9
                                CHANGE OF TRUSTEE

9.1      RESIGNATION

         The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to the Trust and AcquisitionCo specifying the date on which it desires to resign, provided that such notice shall not be given less than sixty (60) days before such desired resignation date unless the Trust and AcquisitionCo otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, the Trust and AcquisitionCo shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, the Trust and AcquisitionCo shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2      REMOVAL

         The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than sixty
(60) days' prior notice by written instrument executed by the Trust and AcquisitionCo, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee; provided that, in connection with such removal, provision is made for a replacement trustee similar to that contemplated in Section 9.1.

9.3      SUCCESSOR TRUSTEE

         Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to the Trust and AcquisitionCo and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of the Trust and AcquisitionCo or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, the Trust, AcquisitionCo and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

9.4      NOTICE OF SUCCESSOR TRUSTEE

         Upon acceptance of appointment by a successor trustee as provided herein, the Trust or AcquisitionCo shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List. If the Trust or AcquisitionCo shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of the Trust and AcquisitionCo.

                                   ARTICLE 10
                                TRUST SUCCESSORS

10.1     CERTAIN REQUIREMENTS IN RESPECT OF COMBINATION, ETC.

         The Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, but may do so if:

         (a) such other person or continuing entity (herein called the "TRUST SUCCESSOR"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Trust Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of the Trust under this Agreement; and

         (b) such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee, be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

10.2     VESTING OF POWERS IN SUCCESSOR

         Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, Trust Successor and AcquisitionCo shall, if required by
Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon Trust Successor shall possess and from time to time may exercise each and every right and power of the Trust under this Agreement in the name of the Trust or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Board of Directors of the trustee of the Trust or any officers of the trustee of the Trust on behalf of the trustee of the Trust may be done and performed with like force and effect by the directors or officers of such Trust Successor or of its trustee.

10.3     WHOLLY-OWNED SUBSIDIARIES

         Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of the Trust with or into the Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of the Trust provided that all of the assets of such subsidiary are transferred to the Trust or another wholly-owned direct or indirect subsidiary of the Trust and any such transactions are expressly permitted by this Article 10.

                                   ARTICLE 11
                  AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1     AMENDMENTS, MODIFICATIONS, ETC.

         This Agreement may not be amended or modified except by an agreement in writing executed by the Trust, AcquisitionCo and the Trustee and approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions.

11.2     MINISTERIAL AMENDMENTS

         Notwithstanding the provisions of Section 11.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of:

         (a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the Board of Directors of AcquisitionCo shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

         (b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of AcquisitionCo and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries it may be expedient to make, provided that such Board of Directors and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

         (c) making such changes or corrections which, on the advice of counsel to the Trust, AcquisitionCo and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the Board of Directors of AcquisitionCo shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

11.3     MEETING TO CONSIDER AMENDMENTS

         AcquisitionCo, at the request of the Trust, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval of the Beneficiaries pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of AcquisitionCo, the Share Provisions and all applicable laws.

11.4     CHANGES IN CAPITAL OF THE TRUST AND ACQUISITIONCO

         At all times after the occurrence of any event contemplated pursuant to
Section 2.6 or 2.7 of the Support Agreement or otherwise, as a result of which either Trust Units or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, MUTATIS MUTANDIS, to all new securities into which Trust Units or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

11.5     EXECUTION OF SUPPLEMENTAL TRUST AGREEMENTS

         No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time AcquisitionCo (when authorized by a resolution of its Board of Directors), the Trust and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

         (a) evidencing the succession of Trust Successors and the covenants of and obligations assumed by each such Trust Successor in accordance with the provisions of Article 10 and the successors of any successor trustee in accordance with the provisions of Article 9;

         (b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Special Voting Right, the Exchange Rights or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to the Trust, Trust Subsidiary, AcquisitionCo, the Trustee or this Agreement; and

         (c) for any other purposes not inconsistent with the provisions of this Agreement, including without limitation, to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

                                   ARTICLE 12
                                   TERMINATION

12.1     TERM

         The trust created by this Agreement shall continue until the earliest to occur of the following events:

         (a)      no outstanding Exchangeable Shares are held by a Beneficiary;

         (b) each of the Trust and AcquisitionCo elects in writing to terminate the trust and such termination is approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions; and

         (c) 21 years after the death of the last survivor of the descendants of Her Majesty Queen Elizabeth II of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the trust.

12.2     SURVIVAL OF AGREEMENT

         This Agreement shall survive any termination of the trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.

                                   ARTICLE 13
                                     GENERAL

13.1     SEVERABILITY

         If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and the agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

13.2     ENUREMENT

         This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Beneficiaries.

13.3     NOTICES TO PARTIES

         All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

         (a)      if to the Trust, at:

                  Vermilion Energy Trust
                  c/o Computershare Trust Company of Canada
                  710 Western Gas Tower
                  530 - 8th Avenue SW
                  Calgary, Alberta  T2P 3S8

                  Attention: Manager, Corporate Trust Department

         (b)      if to the Trustee, at:

                  Computershare Trust Company of Canada
                  710 Western Gas Tower
                  530 - 8th Avenue SW
                  Calgary, Alberta  T2P 3S8

                  Attention: Manager, Corporate Trust Department

         (c)      if to AcquisitionCo, at:

                  Vermilion Acquisition Ltd.
                  2800, 400 - 4th Avenue SW
                  Calgary, Alberta  T2P 0J4

                  Attention: President

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

13.4     NOTICE TO BENEFICIARIES

         Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of

Exchangeable Shares in any manner permitted by the by-laws of AcquisitionCo from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.

13.5     COUNTERPARTS

         This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

13.6     JURISDICTION

         This Agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

13.7     ATTORNMENT

         Each of the Trustee, the Trust and AcquisitionCo agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgment of the said courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

13.8     PERFORMANCE BY SUBSIDIARY OF THE TRUST

         Any provision in this Agreement providing for the delivery by the Trust of Trust Units or any other documents or instruments may, at the option of the Trust, be satisfied by delivery thereof by or on behalf of the Trust by a Trust Subsidiary, and in such case such delivery shall satisfy the obligations of the Trust and the rights of the Trust to acquire the corresponding Exchangeable Shares shall be deemed to have been transferred to such Trust Subsidiary.

13.9     TRUST TRUSTEE

         Without limiting the obligations of Computershare Trust Company of Canada ("COMPUTERSHARE") as the Trustee under this Agreement, the parties hereto acknowledge that Computershare is also party to this Agreement in its capacity as the trustee of the Trust and as such is entering into this Agreement solely in its capacity as trustee of the Trust and the obligations of the Trust hereunder shall not be personally binding upon Computershare or any of the Trust Unitholders and that any recourse against the Trust or any Trust Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.

         IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

                                           COMPUTERSHARE TRUST COMPANY OF
                                           CANADA AS TRUSTEE FOR AND ON
                                           BEHALF OF VERMILION ENERGY TRUST

                                           Per: /s/ Anne deWaele
                                                ------------------------------

                                           Per: /s/ Dan Sander
                                                ------------------------------



                                           VERMILION ACQUISITION LTD.

                                           Per: /s/ Jeffrey S. Boyce
                                                ------------------------------



                                           COMPUTERSHARE TRUST COMPANY OF CANADA

                                           Per: /s/ Anne deWaele
                                                ------------------------------

                                           Per: /s/ Dan Sander
                                                ------------------------------

                                                                       EXHIBIT C
                                                                       ---------



                                SUPPORT AGREEMENT

         MEMORANDUM OF AGREEMENT made as of the 16th day of January, 2003.

AMONG:

                  VERMILION ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "TRUST")

                                     - and -

                  VERMILION ACQUISITION LTD., a corporation incorporated under the laws of Alberta (hereinafter referred to as "ACQUISITIONCO")

         WHEREAS in connection with an arrangement agreement (the "ARRANGEMENT AGREEMENT") made as of December 16, 2002 between the Trust, Vermilion Resources Ltd., Exploreco and AcquisitionCo, it was agreed that on the Effective Date (as defined in the Arrangement Agreement), the Trust and AcquisitionCo would enter into a support agreement containing the terms and conditions set forth in the Arrangement Agreement together with such other terms and conditions as may be agreed by the parties acting reasonably;

         AND WHEREAS under the Arrangement Agreement, it is contemplated that Exchangeable Shares may be issued by AcquisitionCo, having the attributes described in the Arrangement Agreement;

         AND WHEREAS the parties hereto desire to make appropriate provision and to establish a procedure whereby the Trust will take certain actions and make certain payments and deliveries necessary to ensure that AcquisitionCo will be able to make certain payments and to deliver or cause to be delivered Trust Units in satisfaction of the obligations of AcquisitionCo under the Share Provisions with respect to the payment and satisfaction of Liquidation Amounts, Retraction Prices and Redemption Prices, all in accordance with the Share Provisions.

         NOW THEREFORE in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

                                    ARTICLE 1
                         DEFINITIONS AND INTERPRETATION

1.1      DEFINED TERMS

         In this Agreement, the term "Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, all as set forth in the Articles of AcquisitionCo. Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning attributed thereto in the Share Provisions, unless the context requires otherwise.

1.2      INTERPRETATION NOT AFFECTED BY HEADINGS, ETC.

         The division of this agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.3      NUMBER, GENDER, ETC.

         Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

1.4      DATE FOR ANY ACTION

         If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

                                    ARTICLE 2
                    COVENANTS OF THE TRUST AND ACQUISITIONCO

2.1      COVENANTS OF THE TRUST REGARDING EXCHANGEABLE SHARES

         So long as any Exchangeable Shares are outstanding, the Trust agrees that:

         (a) the Trust will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of the assets of AcquisitionCo for the purpose of winding-up its affairs, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Trust Units to holders of Exchangeable Shares in accordance with the provisions of Article 5 of the Share Provisions;

         (b) the Trust will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by AcquisitionCo, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Trust Units to such holder, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Article 6 or Article 7 of the Share Provisions, as the case may be; and

         (c) the Trust will not exercise any vote as a direct or indirect shareholder of AcquisitionCo to initiate the voluntary liquidation, dissolution or winding-up of

                  AcquisitionCo nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of AcquisitionCo.

2.2      NOTIFICATION OF CERTAIN EVENTS

         In order to assist the Trust to comply with its obligations hereunder, AcquisitionCo will give the Trust notice of each of the following events at the time set forth below:

         (a) immediately, in the event of any determination by the Board of Directors of AcquisitionCo to take any action which would require a vote of the holders of Exchangeable Shares for approval;

         (b) immediately, upon the earlier of (i) receipt by AcquisitionCo of notice of, and (ii) AcquisitionCo otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs;

         (c)      immediately, upon receipt by AcquisitionCo of a Retraction
                  Request;

         (d)      at least 45 days prior to any Redemption Date;

         (e) as soon as practicable upon the issuance by AcquisitionCo of any Exchangeable Shares; and

         (f) in the event of any determination by the Board of Directors of AcquisitionCo to institute voluntary liquidation, dissolution or winding-up proceedings with respect to AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution.

2.3      DELIVERY OF TRUST UNITS

         In furtherance of its obligations hereunder, upon notice of any event which requires AcquisitionCo to cause to be delivered Trust Units to any holder of Exchangeable Shares, the Trust shall forthwith issue and deliver the requisite Trust Units to or to the order of the former holder of the surrendered Exchangeable Shares, as AcquisitionCo shall direct. All such Trust Units shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest. The Trust hereby represents, warrants and covenants that it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued trust units such number of Trust Units (or other units or securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) (i) as is equal to the sum of the number of Trust Units issuable upon the redemption, retraction or exchange of all (A) Exchangeable Shares issued and outstanding from time to time and (B) Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time and (ii) as are now and may hereafter be required to enable and permit AcquisitionCo to meet its obligations hereunder, under the Voting and Exchange Trust Agreement, under the Share Provisions and under any other security or commitment pursuant to which the Trust may now or hereafter be required to issue Trust Units.

2.4      QUALIFICATION OF TRUST UNITS

         The Trust covenants that if any Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) to be issued and delivered hereunder (including for greater certainty, pursuant to the Share Provisions, the Liquidation Amount, the Liquidation Call Right, the Exchange Rights, the Automatic Exchange Right (as that term is defined in the Voting and Exchange Trust Agreement), the Retraction Call Right, the Redemption Price or the Redemption Call Right) require registration or qualification with or approval of or the filing of any document including any prospectus or similar document, the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority, or the fulfilment of any other legal requirement (collectively, the "Applicable Laws") before such securities (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) may be delivered by the Trust, Trust Subsidiary or AcquisitionCo to the initial holder thereof (other than Trust Subsidiary or AcquisitionCo) or in order that such securities may be freely traded thereafter (other than any restrictions on transfer by reason of a holder being a "control person" of the Trust for purposes of Canadian federal or provincial securities law), the Trust will in good faith expeditiously take all such actions and do all such things as are necessary to cause such Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) to be and remain duly registered, qualified or approved. The Trust represents and warrants that its has in good faith taken all actions and done all things as are necessary under Applicable Laws as they exist on the date hereof to cause the Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) to be issued and delivered hereunder to be freely tradeable thereafter (other than restrictions on transfer by reason of a holder being a "control person" of the Trust for the purposes of Canadian federal and provincial securities law). The Trust will in good faith expeditiously take all such actions and do all such things as are necessary to cause all Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) to be delivered hereunder to be listed, quoted or posted for trading on The Toronto Stock Exchange or such other stock exchange or quotation system on which such securities are principally listed, quoted or posted for trading at such time.

2.5      EQUIVALENCE

         (a)      The Trust will not:

                  (i) issue or distribute additional Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units, except as contemplated by
                           Section 5.8 of the Trust Indenture; or

                  (ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

                  (iii) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units
                           (A) units or securities of the Trust of any class other than Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Trust Units), (B) rights, options or warrants other than those referred to in subsection 2.5(a)(ii) above, (C) evidences of indebtedness of the Trust or (D) assets of the Trust;

                  unless

                  (iv) one or both of the Trust and AcquisitionCo issues or distributes the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets simultaneously to the holders of the Exchangeable Shares; or

                  (v) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

                  (vi) the Trust has received the prior written approval of AcquisitionCo and the approval of the holders of the Exchangeable Shares.

         (b)      The Trust will not:

                  (i) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units; or

                  (ii) reduce, combine or consolidate or change the then outstanding Trust Units into a lesser number of Trust Units, except as contemplated by Section 3.9 of the Trust Indenture; or

                  (iii) reclassify or otherwise change the rights, privileges or other terms of the Trust Units or effect an amalgamation, merger, reorganization or other transaction involving or affecting the Trust Units;

                  unless

                  (iv) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

                  (v) the Trust has received the prior written approval of AcquisitionCo and the approval of the holders of the Exchangeable Shares.

         (c) The Trust will ensure that the record date for any event referred to in section 2.5(a) or 2.5(b) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 Business Days after the date on which such event is declared or announced by the Trust (with simultaneous notice thereof to be given by the Trust to AcquisitionCo).

2.6      TENDER OFFERS, ETC.

         In the event that a take-over bid or similar transaction with respect to Trust Units (a "BID") is proposed by the Trust or is proposed to the Trust or the holders of Trust Units, and is recommended by the Trust, or is otherwise effected or to be effected with the consent or approval of the Trust, the Trust shall, in good faith, use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Bid to the same extent and on an economically equivalent basis as the holders of Trust Units, without discrimination, including, without limiting the generality of the foregoing, the Trust will use its good faith efforts expeditiously to (and shall, in the case of a transaction proposed by the Trust or where the Trust is a participant in the negotiation thereof) ensure that holders of Exchangeable Shares may participate in all such Bids without being required to retract Exchangeable Shares as against AcquisitionCo (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Bid and only to the extent necessary to tender or deposit to the
Bid). AcquisitionCo acknowledges that under the terms of the Trust Indenture AcquisitionCo shall be delegated with responsibility for these matters and agrees to comply with the foregoing.

2.7      OWNERSHIP OF OUTSTANDING SHARES

         The Trust covenants and agrees that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Trust, Trust Subsidiary or any of their respective affiliates, the Trust will, unless approval to do otherwise is obtained in accordance with Section 10.2 of the Share Provisions from the holders of the Exchangeable Shares, be and remain the direct or indirect beneficial owner of more than 50% of all issued and outstanding voting securities of AcquisitionCo. Notwithstanding the foregoing, the Trust shall not be in violation of this Section if any person or group of persons acting jointly or in concert acquires all or substantially all of the assets of the Trust.

2.8      TRUST NOT TO VOTE EXCHANGEABLE SHARES

         The Trust covenants and agrees that it will appoint and cause to be appointed proxy holders with respect to all Exchangeable Shares held by the Trust, Trust Subsidiary or any of their respective affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. The Trust further covenants and agrees that it will not, and will cause its affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the Act with respect to any Exchangeable Shares held by them or by their respective affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.9      DUE PERFORMANCE

         On and after the Effective Date, the Trust shall duly and timely perform all of its obligations provided for in connection with the Arrangement and the Articles of AcquisitionCo, including any obligations that may arise upon the exercise of the Trust's or Trust Subsidiary's rights under the Share Provisions.

                                    ARTICLE 3
                                TRUST SUCCESSORS

3.1      CERTAIN REQUIREMENTS IN RESPECT OF COMBINATION, ETC.

         The Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, and may do so if:

         (a) such other person or continuing entity (herein called the "TRUST SUCCESSOR"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Trust Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of the Trust under this Agreement; and

         (b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

3.2      VESTING OF POWERS IN SUCCESSOR

         Whenever the conditions of Section 3.1 have been duly observed and performed, Trust Successor and AcquisitionCo shall, if required by Section 3.1, execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon Trust Successor shall possess and from time to time may exercise each and every right and power of the Trust under this agreement in the name of the Trust or otherwise.

3.3      WHOLLY-OWNED SUBSIDIARIES

         Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of the Trust with or into the Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of the Trust provided that all of the assets of such subsidiary are transferred to the Trust or another wholly-owned direct or indirect subsidiary of the Trust and any such transactions are expressly permitted by this Article 3.

                                    ARTICLE 4
                                     GENERAL

4.1      TERM

         This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any party other than the Trust or any of its Subsidiaries or affiliates.

4.2      CHANGES IN CAPITAL OF TRUST AND ACQUISITIONCO

         Notwithstanding the provisions of section 4.4 hereof, at all times after the occurrence of any event effected pursuant to section 2.5 or 2.6 hereof, as a result of which either Trust Units or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, MUTATIS MUTANDIS, to all new securities into which Trust Units or the Exchangeable Shares or both are so changed, and the parties hereto shall as soon as possible execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3      SEVERABILITY

         If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and this agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

4.4      AMENDMENTS, MODIFICATIONS, ETC.

         This agreement may not be amended, modified or waived except by an agreement in writing executed by AcquisitionCo and the Trust and approved by the holders of the Exchangeable Shares in accordance with Section 10.2 of the Share Provisions.

4.5      MINISTERIAL AMENDMENTS

         Notwithstanding the provisions of Section 4.4, the parties to this agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

         (a) adding to the covenants of the Trust or both for the protection of the holders of the Exchangeable Shares provided that the Trustee of the Trust and its counsel and the Board of Directors of AcquisitionCo are of the opinion that such additions are not prejudicial to the interests of the holders of the Exchangeable Shares; or

         (b) making such amendments or modifications which are required for the purpose of curing or correcting any ambiguity, defect, inconsistent provision, clerical omission, mistake or manifest error; provided that Trustee of the Trust and its counsel and the Board of Directors of AcquisitionCo are of the opinion that such amendments or modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares.

4.6      MEETING TO CONSIDER AMENDMENTS

         AcquisitionCo, at the request of the Trust shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval of such shareholders. Any such meeting or meetings shall be called and held in accordance with the by-laws of AcquisitionCo, the Share Provisions and all Applicable Laws.

4.7      AMENDMENTS ONLY IN WRITING

         No amendment to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by both of the parties hereto.

4.8      ENUREMENT

         This agreement shall be binding upon and inure to the benefit of the parties hereto and the holders, from time to time, of Exchangeable Shares and each of their respective heirs, successors and assigns.

4.9      NOTICES TO PARTIES

         All notices and other communications between the parties shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for either such party as shall be specified in like notice):

         (a)      if to the Trust to:

                  Vermilion Energy Trust
                  c/o Computershare Trust Company of Canada
                  710 Western Gas Tower
                  530 - 8th Avenue SW
                  Calgary, Alberta  T2P 3S8

                  Attention:  Manager, Corporate Trust Department

         (b)      if to AcquisitionCo to:

                  Vermilion Acquisition Ltd.
                  2800, 400 - 4th Avenue SW
                  Calgary, Alberta  T2P 0J4

                  Attention: President

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

4.10     COUNTERPARTS

         This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

4.11     JURISDICTION

         This agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

4.12     ATTORNMENT

         Each of the Trust and AcquisitionCo agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of the Province of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

4.13     TRUST TRUSTEE

         AcquisitionCo acknowledges that Computershare Trust Company of Canada ("Computershare") is entering into this agreement solely in its capacity as trustee of the Trust and the obligations of the Trust hereunder shall not be personally binding upon Computershare or any of the Trust Unitholders and that any recourse against the Trust or any Trust Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.

         IN WITNESS WHEREOF the parties hereto have caused this agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.


                                              COMPUTERSHARE TRUST COMPANY OF
                                              CANADA AS TRUSTEE FOR AND ON
                                              BEHALF OF VERMILION ENERGY TRUST



                                              Per: /s/ Anne deWaele
                                                   -----------------------------


                                              Per: /s/ Dan Sander
                                                   -----------------------------



                                              VERMILION ACQUISITION LTD.



                                              Per: /s/ Jeffrey S. Boyce
                                                   -----------------------------

                                                                       EXHIBIT D
                                                                       ---------


                                                                  EXECUTION COPY


                           SECOND AMENDED AND RESTATED
                                CREDIT AGREEMENT


                                      Among


                            VERMILION RESOURCES LTD.,
          the corporation resulting from the amalgamation of Vermilion
           Resources Ltd. and Vermilion Acquisition Ltd., as Borrower
           under the Syndicate Tranche and the Working Capital Tranche


                                       and


                                VERMILION REP SA,
                      as Borrower under the French Tranche


                                       and


                                BANK OF MONTREAL,
                                  BNP PARIBAS,
                              BNP PARIBAS (CANADA),
                       CANADIAN IMPERIAL BANK OF COMMERCE,
                            THE TORONTO-DOMINION BANK
                 and the other banks and financial institutions
                        from time to time parties hereto
                                   as Lenders


                                       and


                                BANK OF MONTREAL,
                                    as Agent


                          DATED AS OF JANUARY 22, 2003


                      ORIGINALLY DATED AS OF APRIL 4, 2000,
                           AMENDED ON AUGUST 10, 2000,
                  AMENDED AND RESTATED AS OF JANUARY 10, 2001,
          and AMENDED ON MAY 31, 2001, AUGUST 15, 2001 AND MAY 29, 2002

         THIS SECOND AMENDED AND RESTATED CREDIT AGREEMENT is made as of the 22nd day of January, 2003.

AMONG:

                            VERMILION RESOURCES LTD.,
     as borrower under the Syndicate Tranche and the Working Capital Tranche
                              ("VERMILION CANADA")

                                     - and -

                                VERMILION REP SA,
                      as borrower under the French Tranche
                              ("VERMILION FRANCE")

                                     - and -

                                BANK OF MONTREAL,
                                  BNP PARIBAS,
                              BNP PARIBAS (CANADA),
                       CANADIAN IMPERIAL BANK OF COMMERCE,
                            THE TORONTO-DOMINION BANK
        and the other banks and financial institutions from time to time parties to this Agreement, as lenders
                          (collectively the "LENDERS")

                                     - and -

                                BANK OF MONTREAL,
           as agent for and on behalf of itself and the other Lenders
                                  (the "AGENT")


WHEREAS:

A. Vermilion Resources Ltd. ("VRL"), Vermilion France, BMO, BNP France, BNP Canada, CIBC, SG and the Agent are parties to the amended and restated credit agreement dated as of January 10, 2001, as amended (the "2001 CREDIT AGREEMENT") pursuant to which certain credit facilities were made available to VRL and Vermilion France;

B. VRL and 973675 Alberta Ltd. amalgamated effective January 1, 2003 to form Vermilion Resources Ltd. ("VRL/2");

C. VRL/2, Big Sky Resources Inc., Vermilion Gas Marketing Inc. and 962134 Alberta Ltd. amalgamated effective January 15, 2003 to form Vermilion Resources Ltd. ("VRL/3");

D. VRL/3 and AcquireCo amalgamated effective January 22, 2003 pursuant to a plan of arrangement under section 193 of the ABCA to form Vermilion Canada;

E. The parties hereto have agreed to enter into this second amended and restated credit agreement to further amend and restate the 2001 Credit Agreement, as provided for herein; and

F. The Lenders wish the Agent to act on their behalf with regard to certain matters contemplated hereby.

         NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties to this Agreement hereby agree as follows:

                                    ARTICLE 1
                                  DEFINED TERMS

1.1      DEFINED TERMS

         In this Agreement, including in the recitals and the Schedules hereto and in all notices given pursuant to this Agreement, unless something in the subject matter or context is inconsistent therewith, the following words and phrases shall have the following meanings:

         "ABCA" means the BUSINESS CORPORATIONS ACT (Alberta), including the regulations promulgated thereunder, as the same may be amended from time to time.

         "ACCELERATION NOTICE" means a written notice delivered by the Agent pursuant to Section 9.2(i) or (ii) declaring all Obligations of the Borrowers outstanding to the Lenders hereunder to be due and payable.

         "ACCOUNT BRANCH" means the branch or office of the Agent at the address set forth opposite its name on the signature pages of this Agreement or such other branch or office in Canada as the Agent may from time to time advise Vermilion Canada in writing.

         "ACQUIRECO" means Vermilion Acquisition Ltd., a corporation incorporated under the laws of Alberta.

         "ADDITIONAL COMPENSATION" has the meaning ascribed thereto in Section 12.14.

         "ADMINISTRATION AGREEMENT" means the administration agreement dated as of January 16, 2003 between Vermilion Canada and the Trustee in its capacity as trustee of Vermilion Trust, as amended, supplemented, restated or replaced from time to time.

         "ADVANCE" means:

         (a) a borrowing by Vermilion Canada by way of a Prime Rate Advance, a U.S. Base Rate Advance, acceptance of a Bankers' Acceptance, a BA Equivalent Loan, the issuance of a Tender Cheque, a LIBOR Advance or a Letter of Credit Advance, including deemed Advances and Conversions, renewals and Rollovers of existing Advances, and

         (b) a borrowing by Vermilion France by way of a LIBOR Advance, a EURIBOR Advance, the issuance of a Tender Cheque or a Letter of Credit Advance, including deemed Advances and Conversions, renewals and Rollovers of existing Advances, and any reference relating to the amount of Advances shall mean the sum of the principal amount of all outstanding Prime Rate Advances, U.S. Base Rate Advances, LIBOR Advances and EURIBOR Advances, plus the face amount of all outstanding Bankers' Acceptances, Notional Bankers' Acceptances, Tender Cheques and Letters of Credit.

         "AFFILIATE" means any person which, directly or indirectly, controls, is controlled by or is under common control with another person, and for the purposes of this definition, "CONTROL" (including, with correlative meanings, the terms "CONTROLLED BY" or "UNDER COMMON CONTROL") means the power to direct or cause the direction of the management and policies of any person, whether through the ownership of Shares or by contract or otherwise.

         "AGENT" means Bank of Montreal, in its capacity as agent for the Lenders and includes any Successor Agent appointed pursuant to Section 10.11.

         "AGENT'S COUNSEL" means the firm of Fraser Milner Casgrain LLP or such other firm of legal counsel as the Agent may from time to time designate.

         "AGREEMENT", "HEREOF", "HEREIN", "HERETO", "HEREUNDER" or similar expressions mean this Second Amended and Restated Credit Agreement and any Schedules hereto, as further amended, supplemented, restated or replaced from time to time.

         "APPLICABLE ENVIRONMENTAL LAWS" means those Applicable Laws and the common law which pertain to public health or safety, the protection or enhancement of the environment, the Release of materials into the environment or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or loading of Hazardous Materials (including without limitation, the ENVIRONMENTAL PROTECTION AND ENHANCEMENT ACT (Alberta) and the CANADIAN ENVIRONMENTAL PROTECTION ACT and orders and directives issued thereunder), and further including any condition, restriction, prohibition or requirement contained in an approval, permit, licence, consent, certificate of qualification or other authorization issued pursuant to such Applicable Laws.

         "APPLICABLE LAWS" means, in relation to any person, property, transaction or event:

         (a) all applicable provisions of laws, statutes, rules, policies and regulations of any Governmental/Judicial Body in effect from time to time; and

         (b) all judgments, orders, awards, decrees, official directives, writs and injunctions from time to time in effect of any Governmental/Judicial Body in an action, proceeding or matter in which the person is a party or by which it or its property is bound or having application to the transaction or event.

         "APPLICABLE MARGIN" means the percentage set forth under such period in the table below:

                                              LEVEL I    LEVEL II    LEVEL III   LEVEL IV    LEVEL V
                                              -------    --------    ---------   --------    -------
          WORKING CAPITAL TRANCHE AND SYNDICATE TRANCHE ADVANCES

          Prime Rate Margin                   0.125%      0.375%      0.625%      0.875%      1.25%

          U.S. Base Rate Margin               0.125%      0.375%      0.625%      0.875%      1.25%

          LIBOR Margin                        1.125%      1.375%      1.625%      1.875%     2.250%

          BA Rate                             1.125%      1.375%      1.625%      1.875%     2.250%

          Commitment Fee Rate                 0.150%      0.175%      0.200%      0.250%     0.300%

          Financial Letter of Credit Rate     1.125%      1.375%      1.625%      1.875%     2.250%

          Performance Letter of Credit
          Rate                                0.5625%    0.6875%      0.8125%    0.9375%     1.125%

          FRENCH TRANCHE ADVANCES

          LIBOR Margin                        1.125%      1.375%      1.625%      1.875%     2.250%

          EURIBOR Margin                      1.125%      1.375%      1.625%      1.875%     2.250%

          EONIA Margin                        1.125%      1.375%      1.625%      1.875%     2.250%

          Letter of Credit Rate               1.125%      1.375%      1.625%      1.875%     2.250%

          Commitment Fee Rate                 0.150%      0.175%      0.200%      0.250%     0.300%


         In the event that the Credit is not extended at the end of a Revolving Period, then the Applicable Margin determined from the most recent Debt to Cash Flow Ratio in the case of all Advances under the Credit shall from and after the Term Out Date be increased by an additional 0.25%, as applicable.

         "ARRANGEMENT" means the plan of arrangement under section 193 of the ABCA relating to, among other things, the exchange of Shares of VRL for Trust Units and/or Exchangeable Shares of Exploreco, as approved by the final order of the Court.

         "ARRANGEMENT DOCUMENTS" means the agreements, documents, instruments and orders under which the Arrangement is completed, including without limitation, an information circular dated December 17, 2002, the Trust Indenture, the Note Indenture, an arrangement agreement and any orders of the Court relating thereto, each as amended, supplemented, restated or replaced from time to time.

         "ASSIGNMENT AGREEMENT" means an agreement in the form of Schedule "A" to this Agreement.

         "AUCTION PROCESS" means the process whereby a provincial or federal government offers to sell land or interests in land by way of a mineral land sales auction or similar process.

         "AVAILABLE CREDITS" means the forms of credit made available to the Borrowers hereunder and includes Prime Rate Advances, U.S. Base Rate Advances, acceptance of a Bankers' Acceptance, BA Equivalent Loans, the issuance of Tender Cheques, LIBOR Advances, EURIBOR Advances and Letter of Credit Advances, and "AVAILABLE CREDIT" means any one of them.

         "AVENTURA" means Aventura Energy Inc., a corporation incorporated under the laws of the Province of Alberta.

         "BA ADVANCES" means the portion of an Advance effected by way of Bankers' Acceptance.

         "BA DISCOUNT PROCEEDS" means the net cash proceeds resulting from the purchase by the Lenders of Bankers' Acceptances in accordance with
         Section 6.9(c), before deduction or payment of any fee payable in respect thereof to the Lenders hereunder.

         "BA DISCOUNT RATE" means, in respect of a Bankers' Acceptance being accepted by a Lender on a Drawdown Date (i) for a Lender that is listed in Schedule I to the BANK ACT (Canada), the average bankers' acceptance rate for the Schedule I BA Reference Lenders as quoted on the CDOR page of Reuter Money Monitor Rates Service (or such other page as may, from time to time, replace such page on that service for the purpose of displaying quotations for bankers' acceptances accepted by leading Canadian financial institutions) at approximately 10:00 a.m. (Toronto time) on such Drawdown Date for the purchase by such Schedule I BA Reference Lenders of bankers' acceptances having a comparable maturity date as the maturity date of such Bankers' Acceptances; or, if such rate is not available at or about such time, the average of the bankers' acceptance rates (expressed to five decimal places) as quoted to the Agent by the Schedule I BA Reference Lenders as of 10:00 a.m. (Toronto time) on such Drawdown Date for the purchase by such Schedule I BA Reference Lenders of bankers' acceptances having a comparable maturity date as the maturity date of such Bankers' Acceptance (the "CDOR RATE"); and (ii) for a Lender that is listed in Schedule II to the BANK ACT (Canada), the rate established by the Agent to be the lesser of (A) the CDOR Rate plus .10%; and (B) the average of the bankers' acceptance rates (expressed to five decimal places) as quoted to the Agent by the
         Schedule II BA Reference Lenders as of 10:00 a.m. (Toronto time) on such Drawdown Date for bankers' acceptances having a comparable maturity date as the maturity date of such Bankers' Acceptances.

         "BA EQUIVALENT LOAN" has the meaning ascribed thereto in Section 6.9(b) of this Agreement.

         "BA INTEREST PERIOD" means, with respect to a BA Advance or BA Equivalent Loan, the period selected by Vermilion Canada and being of a duration of at least 30 days and up to 180 days (or such shorter or longer periods as the Lenders in their sole discretion may approve) commencing on the Drawdown Date, the Rollover Date or the Conversion Date of such Advance, provided that in any case:

         (a) the last day of each BA Interest Period shall be a Business Day and if not, Vermilion Canada shall be deemed to have selected a BA Interest Period the last day of which is the first Business Day following the last day of the BA Interest Period selected by Vermilion Canada; and

         (b) the last day of each BA Interest Period shall be on or before the Stated Maturity Date.

         "BA LENDER" means any Lender which is a bank chartered under the BANK ACT (Canada) and which stamps and accepts Bankers' Acceptances.

         "BA RATE" means from time to time, in respect of an acceptance of a Bankers' Acceptance or a BA Equivalent Loan, the applicable percentage rate per annum indicated beside the reference to "BA Rate" in the definition of "Applicable Margin".

         "BANKERS' ACCEPTANCE" means a non-interest bearing Draft in Canadian Dollars drawn by Vermilion Canada and accepted by a BA Lender and issued for value pursuant to this Agreement.

         "BANKERS' ACCEPTANCE FEE" means the amount calculated by multiplying the face amount of a Bankers' Acceptance by the applicable BA Rate, and then multiplying the result by a fraction, the numerator of which is the number of days to elapse from and including the date of acceptance of such Bankers' Acceptance by a Lender up to but excluding the maturity date of such Bankers' Acceptance, and the denominator of which is 365.

         "BMO" means Bank of Montreal, a bank chartered under the BANK ACT (Canada), and an Existing Lender under the 2001 Credit Agreement.

         "BMO PRIME RATE" means, on any day, the floating annual rate of interest established from time to time by BMO as the reference rate it will use to determine rates of interest on Canadian Dollar loans to its customers in Canada and designated as its "Prime Rate".

         "BMO U.S. BASE RATE" means, on any day, the floating annual rate of interest established from time to time by BMO as the reference rate it will use to determine rates of interest on U.S. Dollar loans to its customers in Canada and designated as its "U.S. Dollar Base Rate".

         "BNP CANADA" means BNP Paribas (Canada), an Existing Lender under the 2001 Credit Agreement.

         "BNP FRANCE" means BNP Paribas, an Existing Lender under the 2001 Credit Agreement.

         "BORROWERS" means Vermilion Canada and Vermilion France, and "BORROWER" means either of them as the context requires.

         "BORROWING BASE" means the amount determined by the Required Lenders as the borrowing base against which the Lenders will provide Advances to Vermilion Canada under the Syndicate Tranche and the Working Capital Tranche of the Credit and Advances under the French Tranche to Vermilion France, to be determined no less frequently than annually at least 30 days prior to June 30 of each year and based upon, INTER ALIA, the review by the Agent and the Lenders of the hydrocarbon reserves and royalty interests of the Borrowers and the Material Subsidiaries of Vermilion Canada, in the manner set out in Section 8.2(d).

         "BORROWING BASE SHORTFALL" means the amount by which the aggregate of all outstanding Obligations under:

         (a)      the Syndicate Tranche exceeds the Syndicate Tranche Limit;

         (b) the Working Capital Tranche exceeds the Working Capital Tranche Limit;and

         (c)      the French Tranche exceeds the French Tranche Limit,

         as a result of a reduction or redetermination of the Borrowing Base.

         "BUSINESS DAY" means a day of the year, other than Saturday, Sunday or a statutory holiday, on which:

                  (i) in the case of an Advance or repayment under the Syndicate Tranche or the Working Capital Tranche, the Agent is open for business at the Agent's executive offices in Toronto, Ontario, at the Agent's main branch in Calgary, Alberta and in the case of a LIBOR Advance, at the Agent's principal office in London, England; and

                  (ii) in the case of an Advance or repayment under the French Tranche, the French Operating Lender is open for business at its executive offices in Paris, France and in the case of a EURIBOR Advance, a day on which the trans-European automated real-time gross settlement express transfer system ("TARGET") is operating at the French Tranche Lender's principal office in Frankfurt, Germany and in the case of a LIBOR Advance, at the French Tranche Lender's principal office in London, England.

         "CANADIAN DOLLARS", "CDN. DOLLARS", "CDN. $" AND "$" mean lawful money of Canada.

         "CAPITAL EXPENDITURE" means any expenditure made or to be made by Vermilion Canada and its Material Subsidiaries for fixed or capital assets or improvements which, in accordance with GAAP, would be classified as capital expenditures.

         "CASH FLOW" means, with respect to any Person for any period, consolidated net income or loss from operations (after the payment of taxes) of such Person for such period, calculated in accordance with GAAP (excluding all non-cash extraordinary gains or losses and all non-cash income and expense items and in the case of Vermilion Canada, excluding net income or loss from Subsidiaries that are not Material Subsidiaries) plus, to the extent deducted in determining net income or loss, the following: (a) deferred income taxes; (b) depreciation, depletion and amortization expenses; and (c) in the case of Vermilion Canada and its Material Subsidiaries, any Distribution paid or made to Vermilion Trust.

         "CDOR RATE" has the meaning ascribed thereto in the "BA Discount Rate" definition.

         "CERTIFICATE OF A BORROWER" means a written certificate addressed to the Lenders and signed in the name of a Borrower by any of the President, any Vice-President, the Chief Financial Officer or the Treasurer of a Borrower.

         "CIBC" means Canadian Imperial Bank of Commerce, a bank chartered under the BANK ACT (Canada), and an Existing Lender under the 2001 Credit Agreement.

         "COLLATERAL" means cash, a bank draft or a letter of credit issued by a chartered bank referred to in Schedule I of the BANK ACT (Canada), all in a form satisfactory to the Agent, acting reasonably.

         "COMMODITY HEDGE AGREEMENT" means all present and future agreements, whether in the form of an ISDA Master Agreement, futures contract, a swap, a put, a call or otherwise and whether or not such agreements contemplate physical delivery of commodities or are considered "financial", which agreements are typically entered into for managing, mitigating or eliminating risks relating to commodity price fluctuations.

         "COMMITMENT" means, in respect of each Lender from time to time, the maximum amount of Advances which the Lender has agreed to make, and with respect to the French Tranche, the maximum amount of Advances the French Operating Lender has agreed to make, in each case as set out on Schedule "B" to this Agreement (which shall be amended and distributed to all parties by the Agent from time to time as other persons become Lenders or the Commitments of current or future Lenders are hereafter assigned, modified, cancelled, reduced, increased or otherwise changed pursuant to the provisions of this Agreement).

         "COMMITMENT FEE" means, collectively, the Syndicate Tranche Commitment Fee, the Working Capital Tranche Commitment Fee and the French Tranche Commitment Fee.

         "COMMITMENT FEE RATE" means, from time to time, the applicable percentage rate per annum indicated beside the reference to "Commitment Fee Rate" in the definition of "Applicable Margin".

         "COMPLIANCE CERTIFICATE" means the certificate required from time to time pursuant to Section 8.2(b)(i), a form of which is attached hereto as Schedule "C".

         "CONSTATING DOCUMENTS" means, (i) with respect to a corporation, its articles of incorporation, amalgamation or continuance or other similar documents and its by-laws, (ii) with respect to a partnership, its partnership agreement and its declaration or certificate of partnership, and (iii) with respect to any other person which is an artificial body, the organization and governance documents of such person, all as amended from time to time.

         "CONTRACTS" means agreements, franchises, leases, easements, servitudes, privileges and other rights acquired from persons.

         "CONTRIBUTING LENDER" has the meaning ascribed thereto in Section 10.3(b).

         "CONVERSION" means a conversion or deemed conversion of one type of Available Credit into another type of Available Credit pursuant to this Agreement, and "CONVERTED" has a corresponding meaning.

         "CONVERSION DATE" means the date specified by a Borrower as being the date on which a Borrower has elected (or the date on which it is deemed to have elected) to effect a Conversion and which shall be a Business Day.

         "CONVERSION NOTICE" means a notice requesting a Conversion hereunder substantially in the form attached hereto as Schedule "D".

         "CREDIT" means the extendible revolving term loan facility more particularly described in Section 2.1.

         "CREDIT DOCUMENTS" means this Agreement, the Security, each Bankers' Acceptance and Letter of Credit, and the agreements, guarantees, certificates, instruments, Drawdown Notices, Conversion Notices, Rollover Notices, Repayment Notices and all other documents delivered or to be delivered to or for the benefit of the Agent or Lenders pursuant hereto or thereto all as the same may be amended, modified, varied, restated or replaced from time to time.

         "CREDIT LIMIT" means the lesser of:

         (a)      Cdn. $260,000,000; and

         (b)      an amount equal to the Borrowing Base.

         The amount of the Borrowing Base as of the date hereof is determined to be $260,000,000.

         "CURRENCY HEDGE AGREEMENT" means all present and future agreements, whether in the form of an ISDA Master Agreement, a futures contract, a swap, a forward rate, currency exchange contract or otherwise, entered into for or in connection with a forward rate, currency swap or currency exchange and other similar currency-related transactions, the purpose and effect of which are typically to manage, mitigate or eliminate currency exchange rate risk in Canadian Dollars or U.S. Dollars.

         "DEBT" means, with respect to any person, without duplication and, except as provided in item (b) below, without regard to any interest component thereof (whether actual or imputed) that is not due and payable, the following amounts, each calculated on a consolidated basis:

         (a) money borrowed (including, without limitation, by way of overdraft) or indebtedness represented by notes payable, debentures and drafts accepted representing extensions of credit;

         (b) the face amount of all bankers' acceptances and similar instruments;

         (c) the stated amount of all letters of credit, letters of guarantee and surety bonds;

         (d) all obligations (whether or not with respect to the borrowing of money) that are evidenced by bonds, debentures, notes or other similar instruments including without limitation any indebtedness or liabilities of such Person which may be satisfied by the delivery of Shares of such Person to the holder thereof or to another Person on behalf of the holder, or that are not so evidenced but that would be considered by GAAP to be indebtedness for borrowed money;

         (e) all obligations of such Person for or in respect of the deferred purchase or acquisition price of property or services (including, without limitation, Purchase Money Obligations) in excess of 45 days;

         (f) all obligations upon which interest charges are customarily paid or payable by that person prior to payment of the principal amount of the obligations in accordance with the terms of such obligations;

         (g) all obligations of such Person for or in respect of the purchase from such Person of any of its property, assets or undertaking, the purchase price in respect of which has been prepaid by the purchaser;

         (h) all redemption obligations and mandatory dividend obligations of such person with respect to any Shares issued by such person and which are by their terms or pursuant to any contract, agreement or arrangement:

                  (i) redeemable, retractable, payable or required to be purchased or otherwise retired or extinguished, or convertible into Debt of such Person (A) at a fixed or determinable date, (B) at the option of any holder thereof, or (C) upon the occurrence of a condition not solely within the control and discretion of such person, or

                  (ii) convertible into any other Shares described in (i) above;

         (i) principal obligations as lessee under sale and lease-back transactions and capital leases as determined in accordance with GAAP, or any other lease which in the opinion of the Agent acting reasonably, is a financing lease (whether a synthetic lease or otherwise and whether categorized as a true lease or a financing lease for tax purposes); and

         (j) any Guarantee in any manner of any part or all of an obligation included in items (a) to (i) above;

         but excluding for greater certainty trade payables and accrued liabilities that are current liabilities incurred in the ordinary course of business, current and future taxes and deferred reclamation obligations relating to Oil and Gas Properties.

         "DEBT SERVICE" means, in respect of any period, all amounts including, without limitation, interest, fees and principal required to be paid during such period in respect of Debt.

         "DEBT TO CASH FLOW RATIO" means at any time the ratio of:

         (a) the Debt of Vermilion Canada and its Material Subsidiaries at the end of its most recently completed fiscal quarter (other than Debt owed by Vermilion Canada to Vermilion Trust, that is subordinated and postponed to the payment and performance of the Obligations pursuant to the Subordination Agreement), plus an amount equal to any Working Capital deficit (expressed as a positive number) or less an amount equal to any Working Capital surplus, based upon the average of the Working Capital of Vermilion Canada on the last day of the two most recently completed fiscal quarters for Vermilion Canada; to

         (b) two times the aggregate Cash Flow of Vermilion Canada and its Material Subsidiaries for its two most recently completed fiscal quarters, provided however, if prior to the end of any fiscal quarter (the "RELEVANT FISCAL QUARTER") or prior to the date on which a Compliance Certificate is due relating to the period ending at the end of such Relevant Fiscal Quarter, Vermilion Canada has consummated a material transaction, Vermilion Canada may or the Agent may request that Vermilion Canada submit to the Agent a PRO FORMA Compliance Certificate, together with a management analysis (including supporting financial statements) respecting the PRO FORMA Compliance Certificate, certified by a Designated Officer, setting forth what would have been the Debt to Cash Flow Ratio (determined in the manner described in (a) and (b) above) at the end of such Relevant Fiscal Quarter, had the material transaction closed at the beginning of the fiscal quarter immediately preceding the Relevant Fiscal Quarter and if, in the opinion of the Agent, acting reasonably, the PRO FORMA Compliance Certificate accurately represents what would have been the Debt to Cash Flow Ratio at the end of the Relevant Fiscal Quarter had the material transaction closed at the beginning of the fiscal quarter immediately preceding the Relevant Fiscal Quarter, the Debt to Cash Flow Ratio shall be the value of that ratio as disclosed in such PRO FORMA Compliance Certificate.

         "DEFAULT" means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default.

         "DEFAULTING LENDER" has the meaning ascribed thereto in Section
         10.3(b).

         "DESIGNATED ACCOUNT" means:

         (a) in respect of any Advance under the Syndicate Tranche or the Working Capital Tranche, the account or accounts maintained by Vermilion Canada at the Account Branch, that the Borrower designates as such to the Agent; and

         (b) in respect of any Advance under the French Tranche, the account or accounts maintained by Vermilion France with the French Operating Lender, that the Borrower designates as such to the French Operating Lender.

         "DESIGNATED OFFICERS" means any of the President, any Vice-President, Chief Financial Officer, Controller, Secretary or Treasurer of the applicable Borrower.

         "DISPOSITION" has the meaning ascribed thereto in Section 8.7.

         "DISTRIBUTABLE CASH FLOW" means, in respect of any period, Cash Flow of Vermilion Canada and its Material Subsidiaries for such period, less the aggregate of (i) all required Debt Service for such period (other than Debt Service deducted in calculating Cash Flow for such period), and (ii) any Capital Expenditures for such period required to maintain, protect and preserve the Oil and Gas Properties that it operates in accordance with good oilfield practice, or which the Borrowers, the Material Subsidiaries or Vermilion Trust have otherwise legally committed to make during such period.

         "DISTRIBUTION" means:

         (a) any declaration or payment of any dividend, royalty or fee of any kind directly or indirectly to any holder of Shares of any Person or to any Affiliate of any Person;

         (b) any repurchase, retraction, redemption or other acquisition or retirement, in whole or in part, of Shares of any Person or any Affiliate of any Person;

         (c) any payment by a Person of any amount of principal, interest or other amounts in respect of any Debt evidenced by a Note or any Debt which is owed to any Affiliate of any Person;

         (d) any loan or advance which is made by a Person to or in favour of a holder of Shares in such Person or an Affiliate of such holder; or

         (e) the transfer by a Person of any of its property or assets for consideration of less than the fair market value thereof, to any of its Affiliates,

         whether any of the foregoing is made, paid or satisfied in or for cash, property or both.

         "DOCUMENTS OF TITLE" means collectively any and all present and future documents of title and all leases, reservations, permits, licences, unit agreements, assignments, trust declarations, participation, exploration, farmout, farmin, royalty, purchase, or other agreements by virtue of which a Borrower, any Material Subsidiary or Vermilion Trust is entitled to:

         (a) explore for, drill for, recover, take or win Petroleum Substances and the present and future interests of the Borrowers, any Material Subsidiary or Vermilion Trust therein, and the rights of the Borrowers, any Material Subsidiary or Vermilion Trust thereunder, or

         (b) share in the production or proceeds of production or any part thereof or proceeds of royalty, production, profits, or other interests out of, referable to, payable in respect of or any amounts calculable by reference to the volume or value of Petroleum Substances and the present and future interests of the Borrowers, any Material Subsidiary or Vermilion Trust therein and the rights of the Borrowers, any Material Subsidiary or Vermilion Trust thereunder.

         "DRAFT" means a depository bill within the meaning of the DEPOSITORY BILLS AND NOTES ACT (Canada) in the form required by a BA Lender, drawn by Vermilion Canada on a BA Lender for an amount in Canadian Dollars and having a term to maturity of at least thirty days and up to one hundred and eighty days (but in no event shall a Draft mature on a day which is not a Business Day) but which at such time has not been accepted by such BA Lender.

         "DRAWDOWN DATE" means the date, which shall be a Business Day, of any Advance.

         "DRAWDOWN NOTICE" means a notice requesting an Advance hereunder substantially in the form annexed hereto as Schedule "E".

         "EFFECTIVE DATE" means, in respect of a Tender Cheque, the earlier of the date on which:

         (a) the results of an Auction Process are expected to become known, whether or not such results are, on that date, actually known to BMO, with respect to a Tender Cheque issued by it, or known to the French Operating Lender, with respect to a Tender Cheque issued by it; and

         (b) the Designated Account has been debited by the amount of a Tender Cheque for an Auction Process.

         "ELIGIBLE SWAP AGREEMENTS" means those Currency Hedge Agreements, Interest Rate Hedge Agreements and Commodity Hedge Agreements which:

                  (i) are entered into by a Borrower or its Subsidiaries and any Person which at the time such Currency Hedge Agreements, Interest Rate Hedge Agreements and Commodity Hedge Agreements are entered into, is a Lender hereunder (and whether or not such Person later ceases to be a Lender hereunder) or is the Parent of a Lender hereunder; and

                  (ii) at the time they are entered into, comply with the provisions of Subsection 8.5(f) hereof after taking into account all of the other Currency Hedge Agreements, Commodity Hedge Agreements and Interest Rate Hedge Agreements of the Borrowers and the Subsidiaries of Vermilion Canada in effect at such time.

         "ENVIRONMENTAL CLAIMS" has the meaning ascribed thereto in Section
         12.17.

         "ENVIRONMENTAL LIABILITIES" means any and all liabilities and obligations related to any Release or to the protection of or damage to the environment or the health and safety of a person, including liabilities and obligations to comply with or resulting from breaches of Applicable Environmental Laws, liabilities and obligations to compensate any person for damages to the environment or to the health or safety of a person, liabilities and obligations to remedy any Release or other occurrences which have caused or could cause damage to the environment or the health or safety of a Person and liabilities and obligations to abandon wells or pipelines, remove structures and equipment and restore or reclaim the sites thereof.

         "EONIA ADVANCE" means an advance in Euros bearing interest based on the EONIA Rate plus the Applicable Margin.

         "EONIA RATE" mean on any day the Euro-overnight index average being a reference rate equal to the overnight rate as calculated by the European Central Bank and appearing on Telerate page 247, or such other page or service as may replace such Telerate page 247 for the purpose of displaying the daily rate of the day-to-day Euro-interbank money market on the first day following that day on which TARGET is operating.

         "EURIBOR ADVANCE" means an Advance in Euros bearing interest based on the EURIBOR Rate.

         "EURIBOR PERIOD" means the period selected by the Borrower for a EURIBOR Advance or the period applicable to the EURIBOR Advance under the terms of this Agreement which in either case shall be one, two, three or six months commencing on the Drawdown Date, the Rollover Date or the Conversion Date of such Advance; provided however that:

         (a) in the case of a Rollover, the last day of each EURIBOR Period shall also be the first day of the next EURIBOR Period;

         (b) the last day of each EURIBOR Period shall be a Business Day and if not, Vermilion France shall be deemed to have selected a EURIBOR Period the last day of which is the first Business Day following the last day of the EURIBOR Period selected by Vermilion France; and

         (c) the last day of each EURIBOR Period shall be on or before the Stated Maturity Date.

         "EURIBOR RATE" means, for any EURIBOR Period and EURIBOR Advance:

         (a) the percentage rate per annum equal to the offered quotation which appears on the page of the Telerate screen which displays an average rate of the Banking Federation of the

                  European Union for the Euro (being currently page 248) for such period at or about 11:00 a.m. (Paris time) on the quotation date for such period or, if such page or such service shall cease to be available, such other page or such other service for the purpose of displaying an average rate of the Banking Federation of the European Union as the French Operating Lender in accordance with its normal practice, shall select;

         (b) if such note is not available, the rate so quoted for the period of full months which ends closest to the last day of the relevant period (or for a period of one week if the relevant period is less that two weeks); and

         (c) if no quotation for the Euro for the relevant period is displayed and the French Operating Lender has not selected an alternative service on which a quotation is displayed, the arithmetic mean (rounded upwards to four decimal places) of the rates at which the French Operating Lender in accordance with its normal practice, would be prepared to quote and offer to prime banks in the European interbank market deposits in Euro at 11:00 a.m. (Paris time) two Business Days before the first day of the EURIBOR Period and in an amount approximately equal to the EURIBOR Advance.

         "EVENT OF DEFAULT" has the meaning ascribed thereto in Section 9.1.

         "EXCHANGE RATE" means, on any day, with respect to the exchange of Canadian Dollars, U.S. Dollars or Euros (the "FIRST CURRENCY") into another currency (the "OTHER CURRENCY"), the noon spot rate of the Bank of Canada on that day for purchases of the First Currency with the Other Currency, or if such rate is not or has not yet been quoted on such day, the last preceding noon spot rate of the Agent.

         "EXCHANGEABLE SHARES" means Series A exchangeable shares in the capital of Vermilion Canada.

         "EXISTING BAS" means those Bankers' Acceptances previously accepted by an Existing Lender at the request of VRL or Vermilion France pursuant to the 2001 Credit Agreement, as summarized and set forth in Schedule "M".

         "EXISTING LCS" means those Letters of Credit previously issued by an Existing Lender at the request of VRL or Vermilion France pursuant to the 2001 Credit Agreement, as summarized and set forth in Schedule "M".

         "EXISTING LENDERS" means BMO, BNP Canada, BNP France, CIBC and SG.

         "EXISTING SWAPS" means those Currency Hedge Agreements, Commodity Hedge Agreements and Interest Rate Hedge Agreements previously entered into by VRL or Vermilion France, or a Subsidiary of VRL, with an Existing Lender or a Parent of an Existing Lender as summarized and set forth in Schedule "M".

         "EXPLORECO" means Clear Energy Inc., a corporation incorporated under the laws of the Province of Alberta.

         "FACE AMOUNT" means:

         (a) in respect of a Bankers' Acceptance, the amount payable to the holder thereof on its maturity; and

         (b) in respect of a Notional Bankers' Acceptance, the amount payable to the Non BA Lender on the maturity thereof.

         "FEDERAL FUNDS RATE" means, for any day, the rate of interest per annum set forth in the weekly statistical release designated as H.15(519), or any successor publication, published by the U.S. Federal Reserve Board (including any such successor, the "H.15(519)") for such day opposite the caption "Federal Funds (Effective)". If on any relevant day such rate is not yet published in H.15(519), the rate for such day will be the rate of interest per annum set forth in the daily statistical release designated as the Composite 3:30 p.m. Quotations for U.S. Government Securities, or any successor publication, published by the Federal Reserve Board (including any successor, the "Composite 3:30 p.m. Quotations") for such day under the caption "Federal Funds Effective Rate". If on any relevant day the appropriate rate per annum of such day is not yet published in either H.15(519) or the Composite 3:30 p.m. Quotations, the rate for such day will be the arithmetic mean of the rates per annum for the last transaction of overnight Federal funds (such words to have the meaning generally given to them by money market brokers of recognized standing doing business in the United States of America) transactions received by the Agent from three major brokers of recognized standing, selected by the Agent.

         "FINANCIAL LETTER OF CREDIT" means any Letter of Credit that is not a Performance Letter of Credit.

         "FINANCIAL LETTER OF CREDIT ADVANCE" means an Advance of credit under this Agreement by the issuance of a Financial Letter of Credit by the Operating Lender, at the request of a Borrower.

         "FINANCIAL LETTER OF CREDIT RATE" means, from time to time, in respect of a Financial Letter of Credit Advance, the applicable percentage rate per annum indicated beside the reference to "Financial Letter of Credit Rate" in the definition of "Applicable Margin".

         "FINANCIAL STATEMENTS" means the consolidated financial statements of Vermilion Canada and its Subsidiaries as at a specified date and for the period then ended and shall include a balance sheet, statement of income and retained earnings, statement of changes in financial position and application of funds, together with comparative figures in each case (where a comparative period on an earlier statement exists), all prepared, maintained and stated in accordance with GAAP applied consistently.

         "FRENCH GUARANTEE AND SECURITY DOCUMENTS" means:

         (a) Pledge Agreement between VRL and the Agent dated April 4, 2000, pursuant to which VRL pledged its shares in Vermilion France to the Agent, as amended by the Amending Agreement to Pledge Agreement dated January 10, 2001, and acknowledged and confirmed by Vermilion Canada as of the date hereof;

         (b) Guarantee dated January 10, 2001, pursuant to which Vermilion France guaranteed to the Agent, the Lenders and the Parent of any Lender, its obligations and the obligations of VRL under the 2001 Credit Agreement and under Eligible Swap Agreements, and acknowledged and confirmed as of the date hereof by Vermilion France in respect of the Obligations of Vermilion Canada under this Agreement and under Eligible Swap Agreements;

         (c) Assignment of Receivables Framework Agreement dated April 4, 2000 between Vermilion France and the Agent, as amended by the Amending Agreement to Assignment of Receivables Framework Agreement and Charge on Cash Agreement dated January 10, 2001, all acknowledged and confirmed as of the date hereof by Vermilion France;

         (d) Charge on Cash Agreement between Vermilion France and the Agent dated April 4, 2000, as amended by the Amending Agreement to Assignment of Receivables Framework Agreement and Charge on Cash Agreement dated January 10, 2001, all acknowledged and confirmed as of the date hereof by Vermilion France; and

         (e) Charge on Business Agreement dated as of April 4, 2000 between Vermilion France and the Agent, as amended by the Amending Agreement to Charge on Business Agreement dated January 10, 2001, all acknowledged and confirmed as of the date hereof by Vermilion France, all as the same may be further amended, supplemented, restated or replaced from time to time.

         "FRENCH OPERATING LENDER" means the Lender to Vermilion France under the French Tranche which, as of the date hereof, is BNP France.

         "FRENCH TRANCHE" means the part of the Credit made available to Vermilion France by BNP France up to the French Tranche Limit, as provided for in Section 2.2.

         "FRENCH TRANCHE COMMITMENT FEE" has the meaning ascribed thereto in
         Section 4.2.

         "FRENCH TRANCHE LIMIT" means the aggregate amount of Cdn. $10,000,000 or the U.S. dollar and Euro equivalent thereof.

         "GAAP" means generally accepted accounting principles which are in effect from time to time in Canada, as published in the Handbook of the Canadian Institute of Chartered Accountants.

         "GOVERNMENTAL/JUDICIAL BODY" means:

         (a) any government, parliament or legislature, any regulatory or administrative authority, agency, commission or board and any other statute, rule or regulation making entity having jurisdiction in the relevant circumstances,

         (b) any person acting under the authority of any of the foregoing or under a statute, rule, policy or regulation thereof, and

         (c) any judicial, administrative or arbitral court, authority, tribunal or commission having jurisdiction in the relevant circumstances.

         "GUARANTEE" means any guarantee, undertaking to assume, endorsement (other than the routine endorsement of cheques in the ordinary course of business), contingent agreement to purchase, repurchase or to provide funds for the payment of any obligation of any other person or any other agreement, instrument or document under which a person otherwise directly or indirectly becomes liable: (i) in respect of any obligation of any other person, (ii) to maintain the solvency or any balance sheet or other financial condition of any other persons (including keep-well covenants), or (iii) to make payment for any products, materials or supplies, or for any transportation or services regardless of the non-delivery or non-furnishing thereof, in any case, if the purpose or intent of such agreement is to provide assurance that such obligations will be paid or performed, or that agreements relating thereto will be complied with, or that the holder of such obligations will be protected against non-payment or non-performance in respect thereof; provided that the amount of each Guarantee shall be deemed to be the amount of the obligation guaranteed thereby unless the Guarantee is limited to a determinable amount, in which case the amount of such Guarantee shall be deemed to be the lesser of such determinable amount and the amount of such obligation.

         "HAZARDOUS MATERIALS" means any substance or mixture of substances, or any pollutant, contaminant or waste, and any "dangerous goods", "hazardous chemical", "hazardous substance", "hazardous waste" or "toxic substance" as defined by any Applicable Environmental Law, that if released to the environment could reasonably be expected to cause, immediately or at some future time, harm or damage to or impairment of the environment, any risk to human health or safety or property.

         "INDEPENDENT ENGINEERING REPORT" means an engineering evaluation report prepared by an independent engineering firm chosen by Vermilion Canada and acceptable to the Agent, acting reasonably, covering, in any given year, 90% of the Oil and Gas Properties.

         "INSOLVENCY PROCEEDINGS" means any receivership, insolvency, proposal, bankruptcy, compromise, arrangement, winding up, dissolution or other similar proceedings, whether or not any of the foregoing is judicial in nature.

         "INTEREST PAYMENT DATE" means, with respect to Prime Rate Advances and U.S. Base Rate Advances, the first Business Day following the last day of each calendar month, and in each other case, such other date or dates as the Borrowers and the Agent may agree in writing.

         "INTEREST RATE HEDGE AGREEMENT" means all present and future agreements, whether in the form of an ISDA Master Agreement, a futures contract, a swap transaction, an interest rate option, a cap transaction, floor transaction, collar transaction or otherwise, typically entered into for the managing, mitigating or eliminating risks relating to interest rate fluctuations.

         "LENDERS" means the several banks and other financial institutions from time to time parties to this Agreement, including without limitation the Operating Lender and the French Operating Lender, and "Lender" means any one of the Lenders.

         "LETTER OF CREDIT" means a documentary letter of credit or letter of guarantee (in a form acceptable to the Operating Lender issuing such letter of credit or letter of guarantee) in Canadian Dollars or U.S. Dollars, issued by the Operating Lender at the request and for the account of a Borrower pursuant to this Agreement.

         "LETTER OF CREDIT ADVANCE" means an Advance of credit under this Agreement by the issuance of a Letter of Credit by the Operating Lender, at the request of Vermilion Canada and by the French Operating Lender at the request of Vermilion France.

         "LETTER OF CREDIT RATE" means the Financial Letter of Credit Rate and the Performance Letter of Credit Rate, as applicable.

         "LEVEL I", "LEVEL II", "LEVEL III", "LEVEL IV" and "LEVEL V" mean, respectively, the applicable period of time during which the corresponding Debt to Cash Flow Ratio is as set forth in the table below:

                DEBT TO CASH FLOW RATIO                            PERIOD
               ---------------------------------------        ------------------

               Less than or equal to 2.0:1                    Level I

               Greater  than 2.0:1,  but less than or         Level II
               equal to 2.5:1

               Greater  than 2.5:1,  but less than or         Level III
               equal to 3.0:1

               Greater  than 3.0:1,  but less than or         Level IV
               equal to 3.5:1

               Greater than 3.5:1                             Level V

         For the purposes of this definition, (a) the Debt to Cash Flow Ratio shall be calculated by Vermilion Canada and reported to the Agent in the Compliance Certificate provided by Vermilion Canada for the end of each fiscal quarter, the Lenders shall be entitled to rely on such calculation (which calculation shall, for greater certainty, be made as of the last day of each such fiscal quarter), and the Applicable Margin so determined shall be applied from and after the first day of the following fiscal quarter of Vermilion Canada, and (b) any resulting change in the rate of any interest or fees payable hereunder shall be calculated and applied from and after the first day of the fiscal quarter immediately following the fiscal quarter in which the Compliance Certificate is delivered, disclosing a change in Debt to Cash Flow Ratio with respect to (i) both outstanding and future Prime Rate Advances and U.S. Base Rate Advances, (ii) outstanding Letter of Credit Advances, LIBOR Advances, EURIBOR Advances and BA Equivalent Loans made and Drafts accepted as Bankers' Acceptances prior to such date, by the Agent recalculating the Bankers' Acceptance Fee payable in respect of each outstanding BA Advance and BA Equivalent Loan, the fee payable in respect of any Letter of Credit and the interest payable in respect of any outstanding LIBOR Advance or EURIBOR Advance on the basis of the rates applicable to the date of the change in the applicable rate of interest and fees and the rates applicable from and after the date of the change in the applicable rate of interest and fees, (iii) Letter of Credit Advances, LIBOR Advances, EURIBOR Advances and BA Equivalent Loans made and Drafts accepted as Bankers' Acceptances on and after such date, and (iv) the Commitment Fee accruing on and after such date. In the event that the Borrower shall fail to provide a Compliance Certificate setting out the Debt to Cash Flow Ratio as and when required, then from and after the first day of the month next following the month in which such failure occurred, the Applicable Margin in all cases shall automatically be determined, as if Level V was applicable, and such determination shall be final for all purposes hereof.

         "LIBOR ADVANCE" means an Advance in U.S. Dollars bearing interest based on the LIBOR Rate.

         "LIBOR PERIOD" means the period selected by a Borrower for a LIBOR Advance or the period applicable to the LIBOR Advance under the terms of this Agreement which in either case shall be one, two, three or six months commencing on the Drawdown Date, the Rollover Date or the Conversion Date of such Advance; provided however that:

         (a) in the case of a Rollover, the last day of each LIBOR Period shall also be the first day of the next LIBOR Period;

         (b) the last day of each LIBOR Period shall be a Business Day and if not, the applicable Borrower shall be deemed to have selected a LIBOR Period the last day of which is the first Business Day following the last day of the LIBOR Period selected by the applicable Borrower; and

         (c) the last day of each LIBOR Period shall be on or before the Stated Maturity Date.

         "LIBOR RATE" means, for any LIBOR Period and LIBOR Advance:

         (a) the simple average of the interest rates (rounded up to the nearest 1/16%) expressed as a percentage per annum on the basis of a 360 day year, as quoted on the Telerate Page 3750, at which deposits in U.S. Dollars are offered for deposit in the London interbank market at 11:00 a.m. London time two Business Days before the first day of the LIBOR Period for a period equal to the LIBOR Period and in an amount approximately equal to the amount of the LIBOR Advance; or

         (b) if such rates are not available at or about such time, the rate of interest (rounded up to the nearest 1/16%) expressed as a percentage per annum (on the basis of a 360 day year) at which the Agent (in the case of a LIBOR Advance under the Syndicate Tranche or the Working Capital Tranche) or the French Operating Lender (in the case of a LIBOR Advance under the French Tranche) in accordance with its normal practice, would be prepared to quote and offer leading banks in the London interbank market deposits in U.S. Dollars at 11:00 a.m. London time two Business Days before the first day of the LIBOR Period, for a period equal to the LIBOR Period and in an amount approximately equal to the LIBOR Advance.

         "MAJORITY LENDERS" means at least two Lenders holding, in the aggregate, a minimum of 66 2/3% of the sum of the then outstanding Total Commitment, provided that if the Commitment of the Lenders to make Advances or French Advances hereunder is cancelled or otherwise terminated, "MAJORITY LENDERS" shall mean at least two Lenders holding, in the aggregate, a minimum of 66 2/3% of the sum of the then outstanding Obligations owing to all of the Lenders hereunder.

         "MATERIAL ADVERSE EFFECT" means any matter, event or circumstance which individually or in the aggregate has a material adverse effect on:

         (a) the business, financial condition, operations or Property of Vermilion Canada, the Material Subsidiaries and Vermilion Trust (taken as a whole);

         (b) the ability of Vermilion Canada or Vermilion France to pay and perform its Obligations in accordance with this Agreement;

         (c) the ability of Vermilion Canada, its Material Subsidiaries and Vermilion Trust (taken as a whole) to perform any material obligation in accordance with the Credit Documents to which they are a party;

         (d) the validity or enforceability of this Agreement or any other Credit Document;

         (e) the rights and remedies of the Agent and the Lenders under the Credit Documents; or

         (f) the priority ranking of any of the Security Interests granted by the Security or the rights or remedies intended or purported to be granted to the Agent under or pursuant to the Security.

         "MATERIAL SUBSIDIARY" means at any time, any Subsidiary of Vermilion Canada whose total assets constitute more than 5% of the consolidated total assets of Vermilion Canada, or whose total revenue constitutes more than 5% of the consolidated revenue of Vermilion Canada for the then preceding consecutive twelve month period, or who has provided a Subsidiary Guarantee or Subsidiary Security to the Agent. As of the date hereof, each of Vermilion France, 764031 Alberta Ltd., Vermilion Resources, Vermilion Barbados, Vermilion Netherlands and Vermilion BVI are considered "Material Subsidiaries". Notwithstanding the foregoing Aventura shall not be considered to be a "Material Subsidiary" unless and until: (i) Vermilion Canada directly or indirectly owns all of the issued and outstanding shares in the capital of Aventura; or (ii) Aventura grants a Subsidiary Guarantee and Subsidiary Security to the Agent. In addition, if at any time a Subsidiary of Vermilion Canada has total assets that constitute less than 5% of the consolidated total assets of Vermilion Canada, or has total revenue which constitutes less than 5% of the consolidated revenue of Vermilion Canada for the then preceding consecutive twelve month period, the Agent shall, upon the written request of Vermilion Canada, release and discharge such Subsidiary from its obligations under the Subsidiary Guarantee and the Subsidiary Security, to which such Subsidiary is a party, provided that no Default or Event of Default shall have occurred that is continuing and no Default or Event of Default shall result as a result of the release of such Subsidiary Guarantee and Subsidiary Security. For greater certainty, such Subsidiary shall cease to be a Material Subsidiary for the purposes hereof from and after the date that Vermilion Canada provides such written request to the Agent and the Agent is otherwise satisfied, acting reasonably, that no Default or Event of Default shall have occurred that is continuing and no Default or Event of Default shall occur as a result of the release of such Subsidiary Guarantee and Subsidiary Security.

         "NON-AGREEING LENDER" has the meaning ascribed thereto in Section
         3.2(c).

         "NON BA LENDER" means a Lender which is not permitted by Applicable Law or by customary market practices to stamp, for purposes of subsequent sale, or accept, a Bankers' Acceptance.

         "NOTE INDENTURE" means (i) the note indenture dated as of January 16, 2003 (the "2003 NOTE INDENTURE") between AcquireCo and the Trustee, in its capacity as note trustee, providing for (among other things) issuance of the Notes in connection with the Arrangement, and (ii) any other note indenture entered into between Vermilion Canada and a note trustee which provides for a subordination on terms substantially similar to the 2003 Note Indenture, in each case as amended, supplemented, restated or replaced from time to time.

         "NOTES" means the unsecured, subordinated 13% notes issued or to be issued by AcquireCo as contemplated by the 2003 Note Indenture, any other notes issued under any other Note Indenture, and any other notes issued by Vermilion Canada to the Trustee, in its capacity as trustee of Vermilion Trust, on subordination terms substantially similar to the 2003 Note Indenture.

         "NOTICE" has the meaning ascribed thereto in Section 12.20.

         "NOTIFICATION DATE" has the meaning ascribed thereto in Section 3.2(a).

         "NOTIONAL BANKERS' ACCEPTANCES" has the meaning ascribed thereto in
         Section 6.9(b).

         "OBLIGATIONS" means all debts, liabilities and obligations, present or future, direct or indirect, absolute or contingent, matured or not, at any time owing by the Borrowers (and each of them), the Material Subsidiaries and Vermilion Trust to any of the Agent, the Lenders and the Parent of any Lender, in any currency or remaining unpaid by the Borrowers (and each of them), the Material Subsidiaries and Vermilion Trust to any of the Agent, the Lenders or the Parent of any Lender, under, in respect of or in connection with:

         (a)      the Credit Agreement and the other Credit Documents, and

         (b)      Eligible Swap Agreements,

         whether as principal or surety, and all interest, fees, legal and other costs, charges and expenses relating to any of the foregoing, and the term Lenders when used in this definition shall include any Lender in its capacity as Agent and any Person who is a Lender at the time of entering into an Eligible Swap Agreement, but thereafter ceases to be a Lender hereunder.

         "OFFER OF EXTENSION" means a written offer by the Agent, on behalf of the Lenders, to the Borrowers to extend the Term Out Date to a date up to three hundred and sixty four (364) days subsequent thereto, and setting forth the terms and conditions on which such extension is offered by the Lenders and may be accepted by the Borrowers.

         "OIL AND GAS PROPERTIES" means all of the interest, right, title and estate of each Borrower, the Material Subsidiaries and Vermilion Trust, now owned or hereafter acquired, in and to:

         (a) all present and future lands, other real and immovable property interests of each Borrower, the Material Subsidiaries and Vermilion Trust (including leasehold lands and licenses held by each Borrower, the Material Subsidiaries and Vermilion Trust relating thereto) owned, held or used in connection with the exploration for and development (including, without limitation, such interests in respect of which no proved reserves are attributed), production, processing, transportation and marketing of Petroleum Substances;

         (b) the Petroleum Substances within, upon or under all lands, real and immovable property interests referred to in subclause (a) of this definition;

         (c) royalty, production, profits and other interests or payments out of, referable to, or payable in respect of, Petroleum Substances or the value thereof produced from or allocable to the lands, real and immovable property interests and off-shore interests referred to in subclause (a) of this definition;

         (d)      the Documents of Title;

         (e) any and all rights and interests in the foregoing substantially replacing, extending or renewing any thereof in the event of termination, surrender, negotiation, renegotiation or supersession thereof; and

         (f)      any and all rights to acquire any of the foregoing.

         "OPERATING LENDER" means BMO in respect of Advances under the Working Capital Tranche.

         "PARENT" means, with respect to a Lender hereunder, (i) a Person who directly or indirectly holds Shares in the Lender to which are attached more than 50% of the votes that may be cast to elect the directors of such Lender, or (ii) an Affiliate of such Lender.

         "PARTICIPANT" has the meaning ascribed thereto in Section 11.3.

         "PARTICIPATION" has the meaning ascribed thereto in Section 11.3.

         "PERFORMANCE LETTER OF CREDIT" means a Letter of Credit issued for the purpose of providing security to the beneficiary for non-monetary performance obligations of a Borrower or another.

         "PERFORMANCE LETTER OF CREDIT ADVANCE" means an Advance of credit under this Agreement by the issuance of a Performance Letter of Credit by the Operating Lender, at the request of a Borrower.

         "PERFORMANCE LETTER OF CREDIT RATE" means from time to time, in respect of a Performance Letter of Credit Advance, the applicable percentage rate per annum indicated beside the reference to "Performance Letter of Credit Rate" in the definition of "Applicable Margin".

         "PERMITS" means governmental licences, authorizations, consents, registrations, exemptions, permits (including where applicable, export permits) and other approvals required by Applicable Law.

         "PERMITTED ENCUMBRANCES" and "PERMITTED TITLE DEFECTS" each has the meaning ascribed thereto in Schedule "F". "PERMITTED SUBORDINATED DEBT" means Debt owing by Vermilion Canada to arms' length third parties, provided that:

         (a) such Debt is in an amount and has such terms and provisions as are acceptable to all of the Lenders;

         (b) such Debt is subordinated and postponed to the prior payment and performance of the Obligations, pursuant to a subordination agreement in favour of the Agent, in form and substance acceptable to all of the Lenders; and

         (c) the Borrowers and all of the Lenders shall have agreed upon the amount by which the Borrowing Base will be reduced immediately following the incurrence of such Debt.

         "PETROLEUM SUBSTANCES" means petroleum, crude oil, crude bitumen, synthetic crude oil, oilsands, bituminous sands, natural gas, natural gas liquids, condensate, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with or derived from any of the foregoing, including hydrogen sulphide, sulphur and coke.

         "PRIME RATE" means, on any day, the floating annual rate of interest equal to the greater of:

         (a)      the BMO Prime Rate plus the Applicable Margin; and

         (b) the CDOR Rate for Bankers' Acceptances accepted by the Agent with a term to maturity of 30 days plus the Applicable Margin and 1.00%.

         "PRIME RATE ADVANCE" means an Advance in Canadian Dollars bearing interest based on the Prime Rate and includes deemed Prime Rate Advances provided for in Sections 6.11, 6.20 and 6.21.

         "PROPERTY" means, in respect of a Borrower, any Material Subsidiaries and Vermilion Trust, its property, assets and undertaking for the time being, both real and personal, tangible and intangible.

         "PROPORTIONATE SHARE" means in respect of each Lender from time to time:

         (a) with respect to the Credit, the percentage of the Credit which a Lender has agreed to advance to the Borrowers, determined by dividing the Lender's Commitment in respect of the Credit by the aggregate of all of the Lenders' Commitments with respect to the Credit;

         (b) with respect to an Advance or a payment only under the Syndicate Tranche, the percentage of the Syndicate Tranche which a Lender has agreed to advance to Vermilion Canada, determined by dividing the Lender's Commitment in respect of the Syndicate Tranche by the aggregate of all of the Lenders' Commitments with respect to the Syndicate Tranche;

         (c) 100% with respect to an Advance by or a repayment to the Operating Lender only under the Working Capital Tranche;

         (d) 100% with respect to a French Advance by or as a repayment to the French Tranche Lender only under the French Tranche;

         (e) with respect to the Obligations owing by the Borrowers hereunder, the pro rata aggregate unpaid amount of the Obligations owed to such Lender under this Agreement; and

         (f) with respect to the Obligations owed by the Borrowers to all of the Lenders, the percentage of the Obligations of the Borrowers to the Lender, determined by dividing the amount of such Obligations owed to the Lender by the aggregate of all of the then outstanding Obligations owed by the Borrowers to all of the Lenders (which for greater certainty, shall include all Obligations under Eligible Swap Agreements owed by the Borrowers and Vermilion Canada's Subsidiaries to the Parent of any Lenders and to Persons who ceased to be Lenders hereunder after entering into such Eligible Swap Agreements).

         "PURCHASE MONEY OBLIGATION" has the meaning ascribed thereto in paragraph (k) of part A of Schedule "F" attached hereto.

         "PURCHASING LENDER" has the meaning ascribed thereto in Section 3.2(c).

         "REGISTER" has the meaning ascribed thereto in Section 11.2(c).

         "RELEASE" means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, leeching or migration of any element or compound in or into the indoor or outdoor environment (including the abandonment or disposal of any barrels, tanks, containers or receptacles containing any contaminant), or in, into or out of any vessel or facility, including the movement of any contaminant through the air, soil, subsoil, surface, water, ground water, rock formation or otherwise.

         "RELEVANT JURISDICTION" means, from time to time, the province or territory in Canada or France or any relevant political subdivision in any other country in which the Borrowers or a Material Subsidiary has material Property or in which it carries on material business.

         "REPAYMENT NOTICE" means a notice to effect a repayment hereunder substantially in the form annexed hereto as Schedule "G".

         "REQUEST FOR AN OFFER OF EXTENSION" means a request by the Borrowers for an offer by the Lenders to extend the Term Out Date pursuant to
         Section 3.2(a), in the form attached hereto as Schedule "J", executed by an authorized officer of each Borrower and each Material Subsidiary.

         "REQUIRED LENDERS" means at least two Lenders holding, in the aggregate, a minimum of 75% of the sum of the then outstanding Total Commitment, provided that if the Commitment of the Lenders to make Advances hereunder is cancelled or otherwise terminated, "REQUIRED LENDERS" shall mean at least two Lenders holding, in aggregate, a minimum of 75% of the then outstanding Obligations owing to all of the Lenders hereunder.

         "REVOLVING PERIOD" means, in respect of the Credit, the period commencing on the date of this Agreement and ending at 2:30 p.m. (Calgary time) on the Term Out Date, or such later date to which the Revolving Period may be extended pursuant to Section 3.2.

         "ROLLOVER" means a rollover of a BA Advance into another BA Advance, a LIBOR Advance into another LIBOR Advance, or a EURIBOR Advance into another EURIBOR Advance as permitted hereby and "ROLLED OVER" has a corresponding meaning.

         "ROLLOVER DATE" means the date of commencement of a new BA Interest Period applicable to a BA Advance, the date of commencement of a new LIBOR Period applicable to a LIBOR Advance or the date of commencement of a new EURIBOR Period applicable to a EURIBOR Advance being Rolled Over.

         "ROLLOVER NOTICE" means a notice requesting a Rollover hereunder substantially in the form annexed hereto as Schedule "H".

         "ROYALTY" means all rights and benefits of Vermilion Trust, as royalty owner, under and pursuant to the Royalty Agreement.

         "ROYALTY AGREEMENT" means the royalty agreement dated as of January 22, 2003 between Vermilion Canada and 764031 Alberta Ltd. on their own behalf and on behalf of Vermilion Resources and the Trustee, in its capacity as trustee of Vermilion Trust, providing for (among other things) the granting of the Royalty to the Trust, as amended, supplemented, restated or replaced from time to time.

         "SCHEDULE I BA REFERENCE LENDERS" means BMO and such Lender or Lenders that are banks referred in Schedule I of the BANK ACT (Canada), as may from time to time be designated by the Agent, in consultation with Vermilion Canada, for such purpose.

         "SCHEDULE II BA REFERENCE LENDERS" means BNP Canada and such Lender or Lenders which are banks chartered under and referred to in Schedule II of the BANK ACT (Canada), as may from time to time be designated by the Agent, in consultation with Vermilion Canada, for such purpose.

         "SECTION" means the designated section of this Agreement.

         "SECURITY" means the following documents, which shall secure all of the Obligations of each Borrower, Vermilion Canada's Subsidiaries and Vermilion Trust to the Agent, the Lenders and the Parent of any Lender (and to each of them) and be in form and substance satisfactory to the Agent acting reasonably:

         (a) debenture in the principal amount of $400,000,000 issued by Vermilion Canada in favour of the Agent mortgaging and charging to and in favour of the Agent all of the present and after acquired real and personal property of Vermilion Canada and providing that the Agent may at any time (acting reasonably), register such debenture against title to any of the Oil and Gas Properties of Vermilion Canada;

         (b) debenture pledge agreement made by Vermilion Canada in favour of the Agent pursuant to which Vermilion Canada pledges its debenture to the Agent;

         (c) deed of pledge agreement made by Vermilion Canada in favour of the Agent pursuant to which Vermilion Canada pledges to the Agent all of the issued and outstanding shares in the capital of Vermilion Netherlands;

         (d) guarantee made by Vermilion Canada in favour of the Agent pursuant to which Vermilion Canada guarantees the payment of all indebtedness, liabilities and obligations owing by 764031 Alberta Ltd. and Vermilion France to the Agent, the Lenders and the Parent of any Lender;

         (e) guarantee made by each Material Subsidiary of Vermilion Canada (other than Vermilion Netherlands), and by Vermilion Trust, in favour of the Agent pursuant to which it guarantees the payment of all Obligations owing by Vermilion Canada to the Agent, the Lenders and the Parent of any Lender;

         (f) debenture in the principal amount of $400,000,000 issued by each Material Subsidiary of Vermilion Canada (other than Vermilion France, Vermilion Netherlands and Vermilion Barbados), and by Vermilion Trust, in favour of the Agent mortgaging and charging to and in favour of the Agent all of its present and after-acquired real and personal property and providing that the Agent may at any time (acting reasonably) register such debenture against title to any of the Oil and Gas Properties set out therein;

         (g) debenture pledge agreement made by each Material Subsidiary of Vermilion Canada (other than Vermilion France, Vermilion Netherlands and Vermilion Barbados), and by Vermilion Trust, in favour of the Agent, pursuant to which it pledges its debenture to the Agent;

         (h)      Subsidiary Guarantee provided by Vermilion Barbados to the
                  Agent;

         (i) charge and assignment of inter-company debt to be made by Vermilion Barbados in favour of the Agent pursuant to which Vermilion Barbados assigns to the Agent the inter-company debt owed to it by Vermilion Netherlands;

         (j) deed of pledge of accounts receivable to be made by Vermilion Netherlands in favour of the Agent pursuant to which Vermilion Netherlands charges to and in favour of the Agent, the inter-company indebtedness owed to it by Vermilion France;

         (k)      the French Guarantee and Security Documents; and

         (l) the Subordination Agreement whereby, among other things, Vermilion Trust (i) agrees to postpone and subordinate all obligations of Vermilion Canada due to Vermilion Trust from time to time under the Trust Indenture, the Note Indenture and any other agreement, indenture or instrument, and of any Material Subsidiary due to Vermilion Trust from time to time under any agreement, indenture or instrument, including without limitation, obligations of Vermilion Resources under the Royalty Agreement, and (ii) confirms that it has no interest (other than the Royalty) in any Oil and Gas Properties and acknowledges that, upon the Agent and the Lenders enforcing the Security, the property and assets of Vermilion Canada and its Material Subsidiaries may be sold free and clear of the Royalty or any other interest held by Vermilion Trust.

         "SECURITY INTEREST" means a mortgage, debenture, pledge, deposit by way of security, charge, hypothec, assignment by way of security, security interest, lien (whether statutory, equitable or at common law), title retention agreement, lease with option to purchase, a right of set-off (if created for the purpose of directly or indirectly securing the repayment of money owed), and any other interest in property or assets, howsoever created or arising, that secures payment or performance of an obligation.

         "SG" means Societe Generale (Canada).

         "SHARES" means any interest in any partnership, trust or joint venture or any shares in the capital stock of any corporation or limited liability company, in each case which carry a residual right to participate in the earnings of such partnership, trust, joint venture, corporation or limited liability company or, upon the liquidation or winding up of such partnership, trust, joint venture, corporation or limited liability company, to share in its assets.

         "STATED MATURITY DATE" means the earliest to occur of (i) that date which is 12 months after the Term Out Date and on which outstanding Obligations under the Credit are due and payable without the giving of an Acceleration Notice, and (ii) that due date of all outstanding Obligations resulting from the giving of an Acceleration Notice.

         "SUBORDINATION AGREEMENT" means the subordination agreement dated as of January 15, 2003 among Vermilion Canada, Vermilion Resources and the Trustee for and on behalf of Vermilion Trust, in favour of the Agent and the Lenders.

         "SUBSIDIARY" means, as to any person, another person in which such person and/or one or more of its Subsidiaries owns, directly or indirectly, sufficient voting securities to enable it or them (as a group) to ordinarily elect a majority of the directors (or persons performing similar functions) of such entity, and any partnership if more than a 50% interest in the profits or capital thereof is owned by such person and/or one or more of its Subsidiaries (unless such partnership can and does ordinarily take major business actions without the prior approval of such person or one or more of its Subsidiaries). Unless the context otherwise clearly requires, any reference to a "Subsidiary" is a reference to a Subsidiary of Vermilion Canada.

         "SUBSIDIARY GUARANTEES" means the guarantees to be granted by the Material Subsidiaries of Vermilion Canada to the Agent pursuant to which each such Subsidiary guarantees the payment and performance of the Obligations of the Borrowers (and each of them) to the Agent and the Lenders (or any of them), as the same may be amended, modified, supplemented, varied, restated or replaced from time to time.

         "SUBSIDIARY SECURITY" has the meaning ascribed thereto in Section 4.3.

         "SUCCESSOR AGENT" has the meaning ascribed thereto in Section 10.11.

         "SYNDICATE TRANCHE" has the meaning ascribed thereto in Section 2.2.

         "SYNDICATE TRANCHE LIMIT" means the amount equal to the Credit Limit less the Working Capital Tranche Limit and the French Tranche Limit.

         "SYNDICATE TRANCHE COMMITMENT FEE" has the meaning ascribed thereto in
         Section 4.2.

         "TAXES" means all taxes, levies, imposts, stamp taxes, duties, deductions, withholdings and similar impositions payable, levied, collected, withheld or assessed as of the date of this

         Agreement or at any time in the future under Applicable Laws, save and except for taxes on the overall income of a Lender, and "TAX" shall have a corresponding meaning.

         "TD" means The Toronto-Dominion Bank, a bank chartered under the BANK ACT (Canada).

         "TENDER BID" means a tender, bid or offer to purchase submitted by a Borrower to a provincial or the federal government pursuant to an Auction Process.

         "TENDER CHEQUE" means a cheque, whether or not certified, drawn by a Borrower in Cdn. Dollars or Euros on the applicable Designated Account for the purpose of providing a Borrower with funds in connection with a Tender Bid to be made in respect of an Auction Process.

         "TERM" means the period commencing on the date of this Agreement and ending on the Stated Maturity Date.

         "TERM OUT DATE" means, in respect of the Credit, June 30, 2003 or such other later date as extended pursuant to an accepted Offer of Extension, or otherwise.

         "TERM PERIOD" means, in respect of the Credit, the period commencing on the Term Out Date and ending on the Stated Maturity Date.

         "TOTAL COMMITMENT" means the aggregate of the Commitments of all the Lenders under the Credit.

         "TRANCHES" means the Syndicate Tranche, the Working Capital Tranche and the French Tranche and "TRANCHE" means any one of them.

         "TRUST DOCUMENTS" means:

         (a)      the Trust Indenture;

         (b)      the Note Indenture;

         (c)      the Royalty Agreement;

         (d) the support agreement dated as of January 16, 2003 among AcquireCo and Vermilion Trust;

         (e)      the Administration Agreement; and

         (f) the provisions in the articles of Vermilion Canada relating to the Exchangeable Shares.

         "TRUST INDENTURE" means the amended and restated trust indenture dated as of January 15, 2003 between Vermilion Resources Ltd., as settlor, and the Trustee, in its capacity as trustee of Vermilion Trust, pursuant to which Vermilion Trust was settled as an income trust, as amended, supplemented, restated or replaced from time to time.

         "TRUST UNIT" means a unit of Vermilion Trust.

         "TRUSTEE" means Computershare Trust Company of Canada, as initial trustee under each of the Trust Indenture and the Note Indenture, as the context requires, and its successors and assigns..

         "U.S. BASE RATE" means, on any day, the floating annual rate of interest equal to the greater of:

         (a)      the BMO U.S. Base Rate plus the Applicable Margin; and

         (b)      the Federal Funds Rate plus the Applicable Margin and 1.00%.

         "U.S. BASE RATE ADVANCE" means an Advance in U.S. Dollars bearing interest based on the U.S. Base Rate and includes deemed U.S. Base Rate Advances provided for in Section 6.16.

         "U.S. DOLLARS" and "U.S. $" mean lawful money of the United States of America.

         "VERMILION BARBADOS" means Vermilion (Barbados) 2003 Limited.

         "VERMILION BVI" means Vermilion Ontario Finance Ltd., a corporation incorporated under the laws of the British Virgin Islands, and its successors and permitted assigns.

         "VERMILION CANADA'S COUNSEL" means Borden Ladner Gervais LLP and Macleod Dixon LLP or any other firm of solicitors qualified to practice law in Alberta, acceptable to the Agent, acting reasonably.

         "VERMILION FRANCE" means Vermilion Rep SA.

         "VERMILION FRANCE SHARES" means all of the issued and outstanding shares in the capital of Vermilion France.

         "VERMILION NETHERLANDS" means Slimm Investment BV.

         "VERMILION RESOURCES" means Vermilion Resources, a partnership constituted under the laws of the Province of Alberta with Vermilion Canada and 764031 Alberta Ltd. as its partners, and such other Persons that may from time to time become partners in the partnership and as any of the foregoing may from time to time withdraw or be removed from the partnership.

         "VERMILION TRUST" means Vermilion Energy Trust, a trust settled under the laws of Alberta pursuant to the Trust Indenture.

         "WORKING CAPITAL" means, at any time and from time to time, the current assets of the Borrower less the current liabilities of Vermilion Canada, determined on a consolidated basis and in accordance with GAAP, but excluding the current assets and current liabilities directly attributable to Subsidiaries of which are not Material Subsidiaries.

         "WORKING CAPITAL TRANCHE" has the meaning ascribed thereto in Section 2.2.

         "WORKING CAPITAL TRANCHE LIMIT" means the aggregate amount of $20,000,000 or the U.S. Dollar equivalent thereof.

         "WORKING CAPITAL TRANCHE COMMITMENT FEE" has the meaning ascribed thereto in Section 4.2.

1.2      SCHEDULES

             Schedule A      -     Assignment Agreement
             Schedule B      -     Commitments of Lenders
             Schedule C      -     Compliance Certificate
             Schedule D      -     Conversion Notice
             Schedule E      -     Drawdown Notice
             Schedule F      -     Permitted Encumbrances and Permitted Title
                                   Defects

             Schedule G      -     Repayment Notice
             Schedule H      -     Rollover Notice
             Schedule I      -     Disclosure  Information  Relating  to  the
                                   Subsidiaries  and  Material
                                   Subsidiaries of the Borrower
             Schedule J      -     Request for Offer of Extension
             Schedule K      -     Bankers' Acceptance Power of Attorney
             Schedule L      -     Notification to the French Operating Lender
             Schedule M      -     Existing BAs, Existing LCs and Existing Swaps

                                    ARTICLE 2
                                   THE CREDIT

2.1      AMOUNT AND AVAILMENT OPTIONS

         Upon and subject to the terms and conditions of this Agreement, the Lenders agree to provide a revolving credit (the "CREDIT") under which the Borrowers may borrow, repay and reborrow by way of Advances from the Lenders an aggregate principal amount up to the Credit Limit, provided that the obligation of each Lender to make Advances under the Syndicate Tranche, the Working Capital Tranche and the French Tranche shall be several and shall not exceed its Proportionate Share of the Syndicate Tranche, the Working Capital Tranche and the French Tranche, respectively. At the option of Vermilion Canada, the Credit under the Syndicate Tranche and the Working Capital Tranche may be used by requesting Prime Rate Advances, U.S. Base Rate Advances, BA Advances or U.S. Dollar LIBOR Advances from the Lenders, or by requesting BA Equivalent Loans from Non BA Lenders. At the option of Vermilion France, the Credit under the French Tranche may be used by requesting U.S. Dollar LIBOR Advances, Euro EURIBOR Advances, Tender Cheque Advances and Letter of Credit Advances from the French Operating Lender.

2.2      SYNDICATE TRANCHE, WORKING CAPITAL TRANCHE AND FRENCH TRANCHE

         Notwithstanding the provisions of Section 2.1, an amount of the Credit not exceeding the Working Capital Tranche Limit shall be solely the Commitment of and allocated to the Operating Lender, and an amount of the Credit not exceeding the French Tranche Limit shall be solely the Commitment of and allocated to the French Operating Lender. At the option of Vermilion Canada, the Working Capital Tranche may be used by requesting any of the Advances described in Section 2.1 above and may also be used by requesting Tender Cheque Advances and Letter of Credit Advances from the Operating Lender. That portion of the Credit after deducting from the Credit Limit the amounts of the Working Capital Tranche Limit and the French Tranche Limit, from time to time (the "SYNDICATE TRANCHE") shall be designated to the Lenders (other than the French Operating Lender) on a Proportionate Share basis. Prime Rate Advances and U.S. Base Rate Advances under the Working Capital Tranche may be obtained by way of overdraft balances in the Designated Account of Vermilion Canada. At no time shall the aggregate of all outstanding:
         (a) Advances under the Syndicate Tranche exceed the Syndicate Tranche Limit; (b) Advances under the Working Capital Tranche exceed the Working Capital Tranche Limit; or (c) Advances under the French Tranche exceed the French Tranche Limit.

2.3      PREVIOUS ADVANCES AND OBLIGATIONS UNDER THE 2001 CREDIT AGREEMENT

         (a) EXISTING BAS: Concurrently with this Agreement becoming effective, each Existing BA and BA Equivalent Loan which has not matured and remains outstanding and was accepted by an Existing Lender at the request and for the account of VRL or Vermilion

                  France shall, to the extent that the Existing Lender continues as a Lender hereunder, be deemed to be outstanding as a Bankers' Acceptance or BA Equivalent Loan, as the case may be, accepted by the respective Lender at the request and for the account of Vermilion Canada hereunder.

         (b) EXISTING LCS: Concurrently with this Agreement becoming effective, each Existing LC which is presently outstanding and was issued by an Existing Lender at the request and for the account of VRL or Vermilion France shall, to the extent that the Existing Lender continues as a Lender hereunder, be deemed to be outstanding as a Letter of Credit by the respective Lender to the applicable Borrower hereunder.

         (c) EXISTING SWAPS: Concurrently with this Agreement becoming effective, each Existing Swap which was previously entered into by VRL or a Subsidiary with an Existing Lender or a Parent of an Existing Lender shall, to the extent that the Existing Lender continues as a Lender hereunder, be deemed to be continuing hereunder as an outstanding Eligible Swap between Vermilion Canada or its Subsidiary and such Swap Lender, as applicable.

         (d) OTHER EXISTING ADVANCES: Concurrently with this Agreement becoming effective, each outstanding Advance under the 2001 Credit Agreement (other than Bankers' Acceptances, BA Equivalent Loans and Letters of Credit referred to above in this Section 2.3) shall be deemed to be outstanding as an Advance under this Agreement.

         (e) PAYMENT OF SG: Vermilion Canada hereby directs the Agent, upon its receipt of the proceeds of Advances made available by TD under this Agreement, to deliver to SG such amount therefrom as is sufficient to pay and satisfy in full all of the outstanding Obligations of VRL to SG under the 2001 Credit Agreement, as such agreement existed immediately prior to this Agreement becoming effective.

2.4      CREDIT REVOLVEMENT

         Subject to the maximum Commitment limits set out in Section 2.2, respectively, the principal amount of any Advance under the Credit that is repaid may be reborrowed from time to time until the Term Out Date, following which all undrawn Commitments under the Credit will be cancelled and the Credit will thereafter be available only on a non-revolving basis during the Term Period.

2.5      USE OF CREDIT

         The Credit shall only be used for general corporate purposes of the Borrowers, Material Subsidiaries of Vermilion Canada and Vermilion Trust, including, without limitation: (i) to pay the fees, costs and expenses relating to the Credit and the preparation, negotiation and settlement of this Agreement, the Security and the other Credit Documents, and the Arrangement Documents and for completing the Arrangement; (ii) for ongoing working capital requirements; (iii) for the purpose of funding permitted payments by Vermilion Canada and its Material Subsidiaries to Vermilion Trust to permit Vermilion Trust to fund Distributions to holders of Trust Units (but always subject to Section 8.6), (iv) for advances to or equity investments in Vermilion France, for general corporate purposes related to the exploration, development, production and acquisition of oil and gas properties in France; and (v) for advances to or equity investments in Vermilion Netherlands, for general corporate purposes related to the business of Vermilion Netherlands providing financing to Vermilion France; PROVIDED that none of the Credit is to be used either directly or indirectly, without the prior written approval of all of the Lenders (each to be acting reasonably), in connection with a direct or indirect acquisition of more than 5% of the Shares of any Person which is publicly traded, or otherwise to facilitate, assist or participate in a hostile acquisition.

2.6      FUNDING OF VERMILION FRANCE AND VERMILION NETHERLANDS

         Each Borrower acknowledges that the Credit has been established for the benefit of the Borrowers, Material Subsidiaries of Vermilion Canada and Vermilion Trust and in this regard, Vermilion Canada shall, at all times prior to the Stated Maturity Date, maintain in favour of Vermilion France and Vermilion Netherlands a funding program (which may be direct or indirect, by way of loan or equity investments) wherein Vermilion Canada, at the request of Vermilion France or Vermilion Netherlands (as applicable), will, subject to the terms of this Agreement, draw on the Credit and provide the proceeds thereof to Vermilion France or Vermilion Netherlands. Vermilion Canada acknowledges and agrees that it has, directly or indirectly, provided new financing to Vermilion Netherlands, under the existing inter-corporate debt agreements to which Vermilion Netherlands is a party, in an amount of not less than Cdn. $10,000,000 from the proceeds of the Credit, and has provided evidence of such new financing to the Agent. Nothing in this Section 2.6 shall limit or otherwise derogate from the Borrowers' Obligations to the Lenders hereunder or under the other Credit Documents.

2.7      JOINT AND SEVERAL LIABILITY OF THE BORROWERS

         The Obligations owing to the Agent, each of the Lenders and each Parent of each Lender by each Borrower shall be jointly and severally binding on each Borrower.

                                    ARTICLE 3
                      EXTENSION AND REPAYMENT OF THE CREDIT

3.1      REDUCTION OF CREDIT AND REPAYMENT OF BORROWINGS

         Unless the Lenders have agreed, in their sole and absolute discretion, to an extension of the Revolving Period for the Credit, any undrawn portion of the Credit on the Term Out Date shall automatically be cancelled, the Credit shall convert to a non-revolving term facility, and the Borrowers shall repay to the Lenders all outstanding Obligations in respect of the Credit on or before the Stated Maturity Date. Until all outstanding Obligations under the Credit owing to the Lenders and the Agent have been repaid and satisfied in full, and concurrently with any reduction of the total Commitments under the Credit during the Term Period, each Lender's Commitment shall be automatically reduced by its Proportionate Share of each such reduction. The Borrowers shall ensure that all Bankers' Acceptances, BA Equivalent Loans and Letters of Credit issued under the Credit shall mature on or prior to the Stated Maturity Date.

3.2      EXTENSION OF THE REVOLVING PERIOD

         (a) Not more than 120 days and not less that 90 days prior to the then current Term Out Date, the Borrowers may request an Offer of Extension in respect of each of the Working Capital Tranche, the Syndicate Tranche and the French Tranche for a further period of up to 364 days. Such request shall be made by the Borrowers by delivering to the Operating Lender and to the Agent an executed Request for an Offer of Extension. The Agent shall forthwith notify the Lenders of such request by the Borrowers, and the Operating Lender and each other Lender shall advise the Agent and the Borrowers as to whether or not it agrees to such request no later than 60 days prior to the Term Out Date (the "NOTIFICATION DATE"); provided that if the Operating Lender or any such other Lender does not so advise the Agent and the Borrowers on or prior to the Notification Date, the Operating Lender or such other Lender (as applicable) shall be deemed to have elected not to agree to such request. Notwithstanding the foregoing, with respect to the initial extension of the Term Out Date to a date beyond June 30, 2003, the Borrowers' request for an Offer of Extension must be made not later than April 30, 2003, and the Notification Date shall be May 30, 2003.

         (b) If the Operating Lender and the other Lenders agree to such request, the Agent shall within two Business Days deliver to the Borrowers an Offer of Extension. Any such Offer of Extension shall be open for acceptance by the Borrowers until the Business Day which is five Business Days prior to the then current Term Out Date. Upon written notice by the Borrowers to the Agent accepting an outstanding Offer of Extension and agreeing to the terms and conditions specified therein, the Term Out Date for the Credit shall be extended to the date which is up to 364 days subsequent thereto and the terms and conditions specified in such Offer of Extension shall become immediately effective.

         (c) If the Operating Lender or any other Lender receiving notification from the Agent that the Borrowers have requested an Offer of Extension elects or is deemed not to offer an extension of the Credit (each, a "NON-AGREEING LENDER"), each of the other Lenders which do agree to provide such Offer of Extension shall have the right (but not the obligation) to purchase the Commitment of the Non-Agreeing Lender. Each of the other Lenders (each, a "PURCHASING LENDER") wishing to exercise its rights to purchase the Commitment of a Non-Agreeing Lender shall forthwith so notify the Borrowers, the Agent and each of the other Lenders, if any, and such Purchasing Lender shall thereupon be obligated to purchase not less than 15 days prior to the then current Term Out Date an amount of such Commitment equal to the Commitment of the Non-Agreeing Lender multiplied by such Purchasing Lenders' Proportionate Share of the Credit over the aggregate of all Purchasing Lenders Proportionate Share of the Credit, or as otherwise agreed to by the Borrowers and all Purchasing Lenders. If the Operating Lender is a Non-Agreeing Lender and there is more than one Purchasing Lender, the Borrowers shall choose which Purchasing Lender shall acquire the Commitment of the Operating Lender including the Commitment of the Operating Lender in respect of the Working Capital Tranche. If the French Operating Lender is a Non-Agreeing Lender, only those Lenders that are able to lend directly to Vermilion France will be entitled to purchase the Commitment of the French Operating Lender with respect to the French Tranche. If the French Operating Lender is a Non-Agreeing Lender and there is more than one Purchasing Lender with the ability to lend directly to Vermilion France, Vermilion France shall choose which Purchasing Lender shall acquire the Commitment of the French Operating Lender in respect of the French Tranche. The Non-Agreeing Lender, the Purchasing Lenders, the Agent, the Borrowers and each of the other Lenders, if any, shall forthwith duly execute and deliver any necessary documentation to give effect to such purchase, whereupon the Non-Agreeing Lender shall, as of the effective date thereof, be released from its obligations to the Borrowers hereunder and under the other Credit Documents arising subsequent to such date.

         (d) If a Non-Agreeing Lender's Commitment is not purchased pursuant to Section 3.2(c), at the option of the Borrowers:

                  (i) so long as there exists no Event of Default or any Default, with the prior written consent of all of the remaining Lenders, the Borrowers shall repay all Advances (which shall include, for greater certainty, the Face Amount of all Banker's Acceptances and Notional Banker's Acceptances accepted by such Non-Agreeing Lender, the principal amount of all outstanding Tender Cheques drawn on the

                           Non-Agreeing Lender and the face amount of all Letters of Credit), on the then current Term Out Date and, upon such repayment, (A) the Non-Agreeing Lender shall cease to be a Lender hereunder and the Non-Agreeing Lender's Commitment shall be terminated,
                           (B) the Total Commitment in respect of the Credit shall be reduced by the amount of the Non-Agreeing Lender's terminated Commitment, and (C) the Proportionate Share of each remaining Lender shall be adjusted accordingly; or

                  (ii) the Borrowers may have the Non-Agreeing Lender's outstanding Commitment sold, assigned and transferred to a replacement Lender pursuant to Section 11.2.

         (e) The Credit may only be extended pursuant to Section 3.2(a) if all of the Lenders (other than those Lenders which the Borrowers with the prior written consent of the remaining Lenders, have agreed to repay in accordance with Section 3.2(d)(i) and those Lenders whose Commitments have been acquired pursuant to Section 3.2(c) or 3.2(d)(ii) agree to provide an Offer of Extension and if such Lenders do not agree to provide an Offer of Extension, the provisions of subsections 3.2(c) and (d) shall not be applicable, the Credit shall convert to a non-revolving term facility on the Term Out Date, and the Borrowers shall repay all Obligations outstanding hereunder in accordance with Section 3.1.

         (f) This Section 3.2 shall apply from time to time to permit successive extensions of the Term Out Date if and for so long as the Lenders and the Operating Lender have agreed to all prior extensions in accordance with Subsection 3.2(e).

3.3      REPAYMENT OF ADVANCES

         Prior to the occurrence and continuance of an Event of Default, the amount of a repayment under this Agreement shall be applied to the Tranche designated by the applicable Borrower and the amount of such repayment shall be distributed to the Lenders under such Tranche in accordance with each Lender's Proportionate Share of such Tranche. After the Agent makes a declaration pursuant to Section 9.2 (i) or
         (ii), the amount of a repayment under this Agreement shall be distributed to the Lenders in accordance with each Lender's Proportionate Share of the then outstanding Obligations owing to all of the Lenders and each Parent of each Lender. If prior to such declaration being made by the Agent, no designation is made by the Applicable Borrower with respect to such repayment, the amount shall be distributed in accordance with each Lender's Proportionate Share of the Credit.

         Without limiting the Lenders' right to cause the Agent to demand repayment pursuant to Article 9, on the Stated Maturity Date:

         (a) each Borrower shall repay in full all Advances which are then outstanding; and

         (b) each Borrower shall repay all other amounts which are then outstanding pursuant to the Credit Documents.

3.4      CANCELLATION OF COMMITMENT AND PREPAYMENT

         The Borrowers may, without penalty or premium, at any time during the term of this Agreement upon at least 3 Business Days prior written notice, cancel the Syndicate Tranche, the Working Capital Tranche or the French Tranche or any portion thereof in minimum amounts of Cdn. $5,000,000 and in Cdn. $1,000,000 multiples thereof by cancelling the Commitment of the applicable Lenders in an amount equal to such Lender's Proportionate Share of the Syndicate

         Tranche, the Working Capital Tranche or the French Tranche so cancelled; provided that on or prior to the last day of such notice period the Borrowers have:

         (a) prepaid or otherwise reduced Advances outstanding to the applicable Lenders in an amount equal to the amount by which Advances outstanding to the applicable Lenders would otherwise be in excess of their respective Commitments immediately after the reduction of the Commitments provided for in such notice; and

         (b) paid all accrued interest and other charges and fees in respect of the Advances being repaid or reduced as aforesaid (including without limitation, amounts payable pursuant to Section 12.12).

         Any such notice of cancellation is irrevocable and the amount of each applicable Lender's Commitment so cancelled and reduced may not be reinstated hereunder.

3.5      PRINCIPAL AMOUNT OF ADVANCES

         The principal amount of Advances under the Credit shall be repaid immediately upon notice by the Agent to the Borrowers to the extent that the aggregate outstanding Obligations under the Credit exceed the Credit Limit, whether as a result of oversight or otherwise. Notwithstanding the foregoing, if a Borrowing Base Shortfall shall occur or at any time solely as a result of exchange rate fluctuations, the Canadian Dollar equivalent of the aggregate of all outstanding Obligations under:

         (a)      the Syndicate Tranche exceeds the Syndicate Tranche Limit;

         (b) the Working Capital Tranche exceeds the Working Capital Tranche Limit; and/or

         (c)      the French Tranche exceeds the French Tranche Limit,

         and the Lenders, acting reasonably, consider any such excess to be material, the Agent shall notify the applicable Borrower of the amount (in Canadian Dollars) of such excess, the Lenders shall not be obligated to provide any further Advances to the applicable Borrower and the applicable Borrower shall, within thirty (30) days of the giving of such notice relating to a Borrowing Base Shortfall and within five (5) days of the giving of such notice relating to an exchange rate fluctuation: (i) pay to the Agent or the French Operating Lender, if applicable, on such date the amount (in Canadian Dollars) of such excess; or (ii) provide additional security to the Agent, on behalf of the Lenders, in a form satisfactory to the Lenders, to increase the Borrowing Base to eliminate such excess.

                                    ARTICLE 4
            INTEREST RATES, FEES, SUBSIDIARY GUARANTEES AND SECURITY

4.1      INTEREST RATES, BANKERS' ACCEPTANCE, TENDER CHEQUE AND LETTER OF CREDIT
         FEES

         The applicable Borrower shall pay (i) interest on Prime Rate Advances at a rate per annum equal to the Prime Rate, (ii) interest on U.S. Base Rate Advances at a rate per annum equal to the U.S. Base Rate, (iii) interest on LIBOR Advances at a rate per annum equal to the LIBOR Rate for the applicable LIBOR Period plus the Applicable Margin, (iv) interest on EURIBOR Advances, at a rate per annum equal to the EURIBOR Rate for the applicable EURIBOR Period plus the Applicable Margin, (v) fees on Financial Letter of Credit Advances at a rate per annum equal to the applicable Financial Letter of Credit Rate on the maximum amount of the applicable Lender's liability pursuant to such Financial Letter of Credit Advances, (vi) fees on Performance Letter of Credit Advances at a rate per annum equal to the applicable Financial Letter of Credit Rate on the maximum amount of the applicable Lender's liability pursuant to such Performance Letter of Credit Advances, subject to a minimum fee for each Letter of Credit Advance of Cdn. $50.00 per calendar quarter, and (vii) fees on Tender Cheque Advances at a rate equal to 2.0% per annum on the face amount thereof for the number of days the Tender Cheque is outstanding. Vermilion Canada shall pay the applicable Bankers' Acceptance Fee on each Advance made by way of acceptance of a Bankers' Acceptance or by way of Notional Bankers' Acceptance. The Bankers' Acceptance Fee shall be calculated at the applicable BA Rate. The fee payable in respect of a Letter of Credit Advance shall be calculated by multiplying the current face amount of the Letter of Credit by the applicable Letter of Credit Rate and then multiplying the result by a fraction, (a) the numerator of which is the number of days to elapse from and including the date of issue to and including the last day of the then current fiscal quarter of the applicable Borrower and thereafter, the lesser of the number of days in the then current fiscal quarter of the applicable Borrower and the number of days until the expiry thereof, and (b) the denominator of which is the number of days in the calendar year in question. The fee payable in respect of a Letter of Credit Advance shall be payable in accordance with Section 6.19. The fees payable to the applicable Lender in respect of Tender Cheques shall be payable on the earlier of the return of the uncashed Tender Cheque to the applicable Lender or seven days after the issuance of the Tender Cheque and shall be based on the actual number of days for which the Tender Cheque was outstanding, but not cashed.

4.2      COMMITMENT FEE

         Vermilion Canada shall pay to the Agent for distribution to the Lenders (other than the Operating Lender and the French Operating Lender) in accordance with the Proportionate Share of their respective Commitments under the Syndicate Tranche, a commitment fee (the "SYNDICATE TRANCHE COMMITMENT FEE") calculated at the rate per annum equal to the Commitment Fee Rate, from the date hereof, on the daily undrawn balance of the Syndicate Tranche (such undrawn balance of the Syndicate Tranche to be calculated using a Credit Limit of $260,000,000 (or such other limit as may from time to time be referred to in (a) of the definition of "Credit Limit") less the Working Capital Tranche Limit and the French Tranche Limit). Vermilion Canada shall pay to the Operating Lender for its own account, a commitment fee (the "WORKING CAPITAL TRANCHE COMMITMENT FEE") calculated at the rate per annum equal to the Commitment Fee Rate, from the date hereof, on the daily undrawn balance of the Working Capital Tranche. Vermilion France shall pay to the French Operating Lender for its own account, a commitment fee (the "FRENCH TRANCHE COMMITMENT FEE") calculated at the rate per annum equal to the Commitment Fee Rate, from the date hereof, on the daily undrawn balance of the French Tranche. The Commitment Fees shall be calculated daily and payable by the applicable Borrower quarterly in arrears on March 31, June 30, September 30 and December 31. For the purpose of calculating the Commitment Fee payable hereunder and determining the distribution of the Commitment Fee to the Lenders, the Agent shall, on a daily basis, determine the Canadian Dollar equivalent of all U.S. Dollar Advances outstanding under the Syndicate Tranche and the Working Capital Tranche, based on the Exchange Rate in effect on the first Business Day of the month in respect of which such determination is made. For the purpose of calculating the Commitment Fee payable under the French Tranche, the French Operating Lender shall, on a daily basis, determine the Canadian Dollar equivalent of all Advances denominated in U.S. Dollars and Euros outstanding under the French Tranche, based on the Exchange Rate in effect on the first Business Day of the month in respect of which such determination is made.

4.3      SUBSIDIARY GUARANTEES AND SUBSIDIARY SECURITY

         Within 30 days of a Subsidiary becoming a Material Subsidiary, Vermilion Canada shall cause to be executed and delivered to the Agent by such Material Subsidiary:

         (a) an unlimited guarantee (in form and substance satisfactory to the Agent, acting reasonably) pursuant to which such Material Subsidiary (directly or indirectly) guarantees payment of all of the Obligations of the Borrowers to the Agent, the Lenders and the Parent of any Lender (such Material Subsidiary guarantees are herein referred to as the "SUBSIDIARY GUARANTEES");

         (b) security agreements (substantially in the form of the security described in paragraphs (a) and (b) of the definition of Security in Section 1.1 granted by Vermilion Canada in favour of the Agent and otherwise in form and substance satisfactory to the Agent, acting reasonably) pursuant to which such Material Subsidiary grants to the Agent Security Interests in all of the present and future property and assets of such Material Subsidiary (such Material Subsidiary security agreements are herein referred to as the "SUBSIDIARY SECURITY"), as security for the present and future indebtedness, liabilities and obligations of the Material Subsidiary to the Agent, the Lenders and the Parent of any Lender under its Subsidiary Guarantee; and

         (c) such other documents, certificates and opinions as the Lenders may reasonably request.

4.4      CONTINUING SUBSIDIARY GUARANTEES AND SUBSIDIARY SECURITY

         The Subsidiary Guarantees and the Subsidiary Security shall for all purposes be treated as separate and continuing guarantees and security and shall be deemed to have been given in addition to and not in place of any other guarantee or any security now held or hereafter acquired by the Agent or any Lender. No item or part of any Subsidiary Guarantee or any Subsidiary Security shall be merged or be deemed to have been merged in or by any simple contract debt or any judgment, and any realization of or steps taken under or pursuant to any Subsidiary Guarantee, any other Subsidiary Security shall be independent of and not create a merger with any other right available to the Agent or any Lender under this Agreement, any other Subsidiary Guarantee, or Subsidiary Security or other Credit Document held by it or them or at law or in equity.

4.5      DEALING WITH SUBSIDIARY GUARANTEES

         The Agent and the Lenders may grant extensions of time or other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with each Borrower, the Material Subsidiaries and other parties (including other guarantors) and with securities as the Agent and the Lenders may see fit, and the Lenders may, subject to the provisions hereof, apply all moneys received from the Borrowers, the Material Subsidiaries or others, or from securities to such part of the Obligations as the Lenders may think best, without prejudice to or in any way limiting the liability of the Borrowers or any of the Material Subsidiaries under any of the Credit Documents.

4.6      EFFECTIVENESS

         The Subsidiary Guarantees and the Subsidiary Security contemplated or required to be created hereby shall be effective upon execution and delivery thereof, and the undertakings as to the Subsidiary Guarantees and Subsidiary Security herein or in any document hereunder shall be continuing, whether the monies hereby or thereby secured or any part thereof shall be advanced before or after or at the same time as the creation of any such Subsidiary Guarantees or Subsidiary Security or before or after or upon the date of execution of any amendments to or restatements of this Agreement, and shall not be affected by any amounts of indebtedness fluctuating from time to time.

4.7      UNDERTAKING TO GRANT ADDITIONAL SECURITY

         Subject to Section 4.8, if the Agent (in its unrestricted discretion) requests, the Borrowers shall forthwith grant or cause to be granted to the Agent, for and on behalf of the Lenders, such additional security as may be required by the Agent, including:

         (a) if permitted under Applicable Law, a first fixed Security Interest (subject only to Permitted Encumbrances which under Applicable Law rank in priority thereto) in such property of such Borrower or the Subsidiaries of Vermilion Canada not previously subject to a fixed Security Interest as the Agent shall determine; and

         (b) a securities pledge agreement, providing a first priority fixed Security Interest in all of the issued and outstanding shares, of all classes, of the Subsidiaries of Vermilion Canada,

         as security for all present and future Obligations of the Borrowers under or with respect to the Credit.

4.8      LIMITATION

         The rights of the Agent and the Lenders under Section 4.7 shall be subject to, where applicable, the receipt from a Governmental Authority of any consents that may be required pursuant to Applicable Law prior to a Borrower or any Subsidiary of Vermilion Canada granting a Security Interest referred to therein. The Borrowers shall use all reasonable efforts (which shall include the expenditure of funds) to obtain such consents.

4.9      FURTHER ASSURANCES RE: SECURITY DOCUMENTS

         If required by the Agent in the exercise of the rights of the Agent or the Lenders under this Article 4 each Borrower shall:

         (a) provide the Agent with such information as is reasonably required by the Agent to identify the property charged or to be charged;

         (b) do all such things as are reasonably required by the Agent to confirm the granting to the Lenders or to grant in favour of the Lenders the Security Interests (subject only to Permitted Encumbrances which under Applicable Law rank in priority thereto) contemplated therein;

         (c) provide the Agent with certified copies of all corporate resolutions and other actions as the Agent may reasonably require authorizing the granting to the Lenders of such Security Interests in respect of such property;

         (d) provide the Agent with such agreements, security notices, caveats, notices of registration and such other instruments and documents which the Agent deems necessary;

         (e) provide the Agent with legal opinions from Vermilion Canada's Counsel concerning the authorization, execution, delivery, enforceability, registration, and compliance with Applicable Laws and such other matters as the Agent requires, acting reasonably, provided that the Agent may in its sole discretion, at Vermilion Canada's expense, retain counsel of its choosing for the purposes of obtaining any such legal opinions;

         (f) assist the Agent in the registration or recording of such Security Interests with all appropriate Governmental Authorities and in all appropriate jurisdictions; and

         (g) pay all reasonable out-of-pocket costs and expenses incurred by the Agent and the Lenders in connection with the preparation, execution and registration of all agreements, security notices, caveats, notices of registration and other instruments and documents, including any amendments to the Security.

                                    ARTICLE 5
                       CONDITIONS PRECEDENT TO RESTATEMENT
                           AND DISBURSEMENT CONDITIONS

5.1      CONDITIONS PRECEDENT TO THE CLOSING

         The amendments to and the restatement of the 2001 Credit Agreement into this Agreement is subject to and conditional upon satisfaction of the following conditions and the receipt by the Agent for and on behalf of the Lenders of the following documents, each in full force and effect, and in form and substance satisfactory to the Lenders, acting reasonably (unless delivery has been waived by all of the Lenders):

         (a) this Agreement shall have been duly executed and delivered to the Agent and the Lenders;

         (b) any amendments required by the Lenders to the Security and the other Credit Documents, including the Subordination Agreement, shall have been duly executed and delivered to the Agent and the Lenders;

         (c) the Arrangement, as contemplated in the information circular dated December 17, 2002 and the other Arrangement Documents, shall have become effective;

         (d) the Agent and the Lenders shall have received a certified true copy of all Arrangement Documents, the Royalty Agreement and all Constating Documents relating to Vermilion Canada and Vermilion Trust;

         (e) the Agent and the Lenders shall have received an environmental checklist in the form provided by the Agent, duly completed by Vermilion Canada;

         (f) the Agent and the Lenders shall have received favourable legal opinions of the Borrowers' Counsel relating to, INTER ALIA, subsistence of each Borrower, each other Material Subsidiary and Vermilion Trust and the authorization, execution, delivery and enforceability of the Credit Documents to which they are a party;

         (g) all fees and expenses then due in respect of the Credit shall have been paid in full;

         (h) no Default or Event of Default shall have occurred and be continuing, and no Default or Event of Default shall occur as a result of the making of the amendment to and restatement of the Original Credit Agreement into this Agreement;

         (i) the representations and warranties in Article 7 and in any other Credit Document shall be true, complete and correct on and with effect from the date of this Agreement;

         (j) the Agent and the Lenders shall have received favourable legal opinions of Agent's Counsel dated on or shortly before the date of this Agreement;

         (k) the Lenders shall have received in respect of each Borrower (unless otherwise specified):

                  (i) a certificate of status, certificate of compliance, good standing or similar certificate issued by an appropriate Governmental/Judicial Body of the jurisdiction of organization of each Borrower;

                  (ii) evidence of its registration in each jurisdiction where it carries on a material business or owns material property;

                  (iii) a certified copy of its Constating Documents, and a certified copy of the resolutions of its board of directors (and where appropriate, its shareholders or trustee) authorizing the execution and delivery of this Agreement and any necessary amendments to the Credit Documents and the transactions contemplated thereby and the performance by it of its obligations thereunder, together with a certificate of each Borrower to the effect that all such documents are in full force and effect in such form with no proceedings pending to amend or rescind the same, and no agreements or other documents are in effect which restrict the powers of its board of directors (or where appropriate, its shareholders or trustee); and

                  (iv) a certificate of incumbency with specimen signatures of the individuals executing this Agreement and any amendments to any of the Credit Documents to which they are a party;

         (l) since the date of the most recently completed fiscal quarter of Vermilion Canada, there shall not have occurred any change, development or event relating to either Borrower or other any Material Subsidiaries (including any change in the management of either Borrower) other than the Arrangement which would have a Material Adverse Effect and the making, maintenance and funding of the Advances contemplated under the Credit shall not have become unlawful; and

         (m) notice to the relevant French authorities advising of the Credit Limit available to the Borrowers hereunder.

5.2      CONDITIONS PRECEDENT TO ALL ADVANCES

         The obligation of the Lenders to make any Advance is subject to the satisfaction of the following conditions precedent:

         (a) for each Advance under the Syndicate Tranche or the Working Capital Tranche (other than an Advance under the Working Capital Tranche effected by way of overdraft), Vermilion Canada shall have delivered to the Agent a duly executed Drawdown Notice, Rollover Notice or Conversion Notice, as applicable;

         (b) for each Advance under the French Tranche, Vermilion France shall have delivered to the French Operating Lender a duly executed Drawdown Notice, Rollover Notice or Conversion Notice, as applicable;

         (c) the Canadian Dollar equivalent of the aggregate amount of the proposed Advance, when added to the then Canadian Dollar equivalent of all outstanding Obligations under the Syndicate Tranche, the Working Capital Tranche or the French Tranche, as applicable, shall not exceed the Syndicate Tranche Limit, the Working Capital Tranche Limit or the French Tranche Limit, respectively;

         (d) the representations and warranties in Article 7 shall continue to be true and correct on and with effect as of the date of such Advance;

         (e) since the date of the delivery by the Borrowers to the Agent of the most recent Compliance Certificate required pursuant to subsection 8.2(b)(i), there shall not have occurred any change, development or event relating to either Borrower or any Material subsidiary which would have a Material Adverse Effect;

         (f) no Default or Event of Default shall have occurred and is continuing, and no Default or Event of Default shall occur as a result of the making of the Advance;

         (g)      the funding of an Advance shall not have been made unlawful;

         (h) with respect to an Advance to be made by the French Operating Lender under the French Tranche, at least 2 Business Days before the proposed date of the Advance under the French Tranche, the French Operating Lender shall have requested and received confirmation from the Agent, in the form of Schedule "L" attached hereto, that the Agent does not then have actual knowledge of the occurrence and continuance of any Event of Default; and

         (i) all other terms and conditions of this Agreement upon which the Borrower may obtain an Advance are fulfilled.

5.3      WAIVER

         The conditions in Sections 5.1 and 5.2 are inserted for the sole benefit of the Lenders. The conditions set out in Section 5.1 may be waived by the Agent on the instructions of all of the Lenders and the conditions set out in Section 5.2 may be waived:

         (a) by the Agent on the instructions of the Majority Lenders (which shall not include the Commitment of the Operating Lender or the French Operating Lender), in each case in whole or in part (with or without terms or conditions) in respect of any particular Advance under the Syndicate Tranche;

         (b) by the Operating Lender, in each case in whole or in part (with or without terms or conditions) in respect of any particular Advance under the Operating Tranche; and

         (c) by the French Operating Lender, in each case in whole or in part (with or without terms or conditions) in respect of any particular Advance under the French Tranche.

                                    ARTICLE 6
                                    ADVANCES

6.1      PRIME RATE, U.S. BASE RATE, LIBOR ADVANCES AND EURIBOR ADVANCES

         Upon timely fulfillment of all applicable conditions as set forth in this Agreement, the Agent, the Operating Lender (in the case of an Advance under the Working Capital Tranche) or the French Operating Lender (in the case of an Advance under the French Tranche), in accordance with the procedures set forth in Section 6.6, will make the requested amount of a Prime Rate Advance, U.S. Base Rate Advance, LIBOR Advance or EURIBOR Advance available to the applicable Borrower, on the Drawdown Date requested by such Borrower by crediting the applicable Designated Account of such Borrower with such amount. Each Prime Rate Advance under the Syndicate Tranche shall be in an aggregate minimum amount of Cdn. $5,000,000 and in a whole multiple of Cdn. $100,000 and there shall be no minimum amount required for a Prime Rate Advance under the Working Capital Tranche. Each LIBOR Advance under the Syndicate Tranche shall be in an aggregate minimum amount of U.S. $5,000,000 and each LIBOR Advance under the Operating Tranche and the French Tranche shall be in an aggregate minimum amount of U.S. $1,000,000 and, in all cases, in whole multiples of U.S. $100,000. Each EURIBOR Advance under the French Tranche shall be in an aggregate amount of Euro 3,000,000 and, in all cases, in whole multiples of Euro 1,000,000. Each U.S. Base Rate Advance under the Syndicate Tranche shall be in an aggregate minimum amount of U.S. $5,000,000 and in a whole multiple of U.S. $100,000 and there shall be no minimum amount required for a U.S. Base Rate Advance under the Working Capital Tranche. The Borrower shall pay interest to the Agent for the account of the Lenders at such address as the Agent designates from time to time on any such Advances outstanding from time to time hereunder at the applicable rate of interest specified in Section 4.1.

         Interest on Prime Rate Advances and U.S. Base Rate Advances shall be payable monthly in arrears on each Interest Payment Date. Interest on LIBOR Advances and EURIBOR Advances shall be payable on the last day of the applicable LIBOR Period or EURIBOR Period and, if the LIBOR Period or EURIBOR Period is longer than 90 days, on the 90th day after the date of the relevant LIBOR Advance or EURIBOR Advance. All interest shall accrue from day to day and shall be payable in arrears for the actual number of days elapsed from and including the date of Advance or the previous date on which interest was payable, as the case may be, to but excluding the date on which interest is payable, or the last day of the applicable LIBOR Period or EURIBOR Period , as the case may be, both before and after maturity, demand, default and judgment, with interest on overdue principal and interest at the same rate payable on demand. The principal and overdue interest with respect to a LIBOR Advance or EURIBOR Advance, upon the expiry of the LIBOR Period or EURIBOR Period applicable to such LIBOR Advance or EURIBOR Advance, shall bear interest, payable on demand, calculated at:

         (a) the rate per annum applicable to U.S. Base Rate Advances, with respect to LIBOR Advances under the Syndicate Tranche or the Working Capital Tranche;

         (b) the per annum rate equal to the LIBOR Rate applicable to a LIBOR Period of one week plus the Applicable Margin, with respect to LIBOR Advances under the French Tranche; and

         (c) the per annum rate equal to the EONIA Rate plus the Applicable Margin, with respect to EURIBOR Advances.

         Interest calculated with reference to the Prime Rate and U.S. Base Rate shall be calculated daily on the basis of a calendar year. Interest calculated with reference to a LIBOR Advance or

         EURIBOR Advance shall be calculated on the basis of a year of 360 days and for a term equal to the applicable LIBOR Period or EURIBOR Period or, if a LIBOR Period or a EURIBOR Period is longer than 90 days, every 90 days and at the end of the LIBOR Period or EURIBOR Period, as applicable. In this Agreement, each rate of interest which is calculated with reference to a period (the "deemed interest period") that is less than the actual number of days in the calendar year of calculation is, for the purposes of the INTEREST ACT (Canada), equivalent to a rate based on a calendar year calculated by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing by the number of days in the deemed interest period.

6.2      EVIDENCE OF INDEBTEDNESS

         The indebtedness of Vermilion Canada resulting from Prime Rate Advances, BA Equivalent Loans, Tender Cheque Advances, U.S. Base Rate Advances, LIBOR Advances, EURIBOR Advances and Letter of Credit Advances made by the Lenders under the Syndicate Tranche shall be evidenced by records maintained by the Agent, and by each Lender concerning those Advances it has made. The Agent shall also maintain records of the indebtedness of Vermilion Canada resulting from Advances by way of Bankers' Acceptances, and each BA Lender shall also maintain records relating to Bankers' Acceptances that it has accepted. The Operating Lender and the French Operating Lender shall also maintain records of the indebtedness resulting from Advances to the Borrowers under the Working Capital Tranche and the French Tranche, respectively. The records maintained by each Lender shall constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrowers to that Lender in respect of Advances it has made, and all details relating thereto. The failure of the Agent or any Lender to correctly record any such amount or date shall not, however, adversely affect the obligation of either Borrower to pay amounts due hereunder to the Lenders in accordance with this Agreement.

6.3      CONVERSIONS

         Subject to the other terms of this Agreement (including without limitation Sections 2.1, 2.2 and 6.4), a Borrower may from time to time convert all or any part of the outstanding amount of any Advance into another form of Advance.

6.4      NOTICE OF ADVANCES, ROLLOVERS AND CONVERSIONS

         Each Borrower shall give the Agent irrevocable written notice, in the form of a Conversion Notice for a Conversion requested by it, in the form of a Rollover Notice for a Rollover requested by it and in the form of a Drawdown Notice for any other Advance under the Credit requested by it. Each Drawdown Notice, Conversion Notice or Rollover Notice relating to an Advance under the French Tranche shall be sent directly to the French Operating Lender.

         Notice shall be given no later than one Business Day prior to the date of any BA Advance under the Working Capital Tranche or any Advance under the Syndicate Tranche equal to or less than Cdn. $10,000,000 (or the U.S. Dollar equivalent), no later than the second Business Day prior to the date of any Advance under the Syndicate Tranche in excess of Cdn. $10,000,000 (or the U.S. Dollar equivalent) but equal to or less than Cdn. $25,000,000 (or the U.S. Dollar equivalent) and no later than the third Business Day prior to the date of any Advance under the Syndicate Tranche in excess of Cdn. $25,000,000 (or the U.S. Dollar equivalent); provided, however, that notice shall be given no later than the third Business Day prior to the date of any proposed LIBOR Advance or Rollover or Conversion of a LIBOR Advance under the Working Capital Tranche or under the Syndicate Tranche.

         Notice shall be given no later than three Business Days prior to the date of any Euro denominated Advance under the French Tranche and no later than two Business Days prior to any other Advance under the French Tranche.

         Notices shall be given not later than 12:00 noon (Toronto time) on the date for notice in respect of the Syndicate Tranche and the Working Capital Tranche and not later than 12:00 noon (Paris time) on the date for notice in respect of the French Tranche. Payments (other than those being made solely from the proceeds of rollovers and conversions) must be made prior to 12:00 noon (Toronto time) on the date for payment in respect of the Syndicate Tranche and the Working Capital Tranche and prior to 12:00 noon (Paris time) or the date for payment in respect of the French Tranche. If a notice or payment is not given or made by those times, it shall be deemed to have been given or made on the next Business Day, unless all Lenders affected by the late notice or payment agree, in their sole discretion, to accept a notice or payment at a later time as being effective on the date it is given or made.

6.5      REPAYMENTS

         Each Borrower may from time to time repay Advances outstanding under the Credit, except that (i) LIBOR Advances may not be paid prior to the end of the applicable LIBOR Periods unless the Borrower indemnifies the Lenders for any loss or expense that the Lenders incur as a result, including any breakage costs, and each such prepayment shall be in a minimum amount of U.S. $5,000,000, in the case of the Syndicate Tranche and in the minimum amount of U.S. $1,000,000 in the case of the Working Capital Tranche or the French Tranche and in each case, in a whole multiple of U.S. $1,000,000, (ii) EURIBOR Advances may not be paid prior to the end of the applicable EURIBOR Periods unless Vermilion France indemnifies the French Operating Lender for any loss or expense that the French Operating Lender incurs as a result, including any breakage costs, and each such prepayment shall be in a minimum amount of Euro 1,000,000, and in a whole multiple of Euro $100,000, (iii) Bankers' Acceptances and BA Equivalent Loans may not be prepaid prior to their respective maturity dates, and (iv) notice (in the form of a Repayment Notice) of a prepayment under the Syndicate Tranche of less than U.S. $10,000,000 or Cdn. $10,000,000 shall be given not later than three Business Days prior to the date thereof and notice (in the form of a Repayment Notice) of a repayment in excess of U.S. $10,000,000 or Cdn $10,000,000 shall be given not later than five Business Days prior to the date thereof.

6.6 CO-ORDINATION OF PRIME RATE, U.S. BASE RATE AND LIBOR ADVANCES UNDER THE SYNDICATE TRANCHE

         Each Lender (other than the Operating Lender and the French Operating Lender) shall advance its Proportionate Share of each Prime Rate Advance, U.S. Base Rate Advance and LIBOR Advance in accordance with the following provisions:

         (a) the Agent shall advise each Lender of its receipt of a notice from Vermilion Canada pursuant to Section 6.4, on the day such notice is received and shall, as soon as possible, advise each Lender of such Lender's Proportionate Share of any Advance requested by the notice;

         (b) each Lender shall deliver its Proportionate Share of the Advance to the Agent not later than 11:00 a.m. (Toronto time) on the Drawdown Date;

         (c) the Agent shall advance to Vermilion Canada the amount delivered by each Lender by crediting the Borrower's Designated Account, but if the conditions precedent to the Advance are not met by 12:00 p.m. (Calgary time) on the Drawdown Date, the Agent shall return the funds to the Lenders or invest them in an overnight investment in the Agent's discretion until such time as the Advance is made; and

         (d) if the Agent determines that a Lender's Proportionate Share of an Advance would not be a whole multiple of Cdn. $100,000 or U.S. $100,000, as the case may be, the amount to be advanced by that Lender may be increased or reduced by the Agent in its sole discretion to the nearest whole multiple of Cdn. $100,000 or U.S. $100,000, as the case may be, provided that if an Event of Default shall occur, the Proportionate Shares of the Lenders shall be readjusted by the Agent to the extent that any previous adjustment has been made to the Proportionate Shares under this Section 6.6(d).

         The French Operating Lender shall provide the Advances under the French Tranche directly to Vermilion France.

6.7      FORM OF BANKERS' ACCEPTANCES

         To facilitate the acceptance of Drafts hereunder, Vermilion Canada shall execute and deliver to each BA Lender a power of attorney (a "POWER OF ATTORNEY") in the form of Schedule "K" attached hereto. Vermilion Canada may, at its option, execute any Draft by the facsimile signatures of any two authorized signing officers, and Vermilion Canada and the Agent and each of the BA Lenders are hereby authorized to accept or pay, as the case may be, any Draft of Vermilion Canada which has been completed pursuant to a Power of Attorney or which purports to bear such facsimile signatures notwithstanding that subsequent to the issuance of the Bankers' Acceptance, the Power of Attorney has been revoked or any such individual has ceased to be an authorized signing officer of Vermilion Canada and any such Draft or Bankers' Acceptance shall be as valid as if it has been signed by an authorized signing officer of Vermilion Canada at the date of issue of such Bankers' Acceptance. Any such Draft or Bankers' Acceptance may be dealt with by the Agent or any BA Lender to all intents and purposes and shall bind Vermilion Canada as if duly signed in each signing officer's own handwriting and issued by Vermilion Canada, and Vermilion Canada hereby agrees to hold the Agent and each BA Lender harmless and indemnified against all loss, costs, damages and expenses arising out of the payment or negotiation of any such Draft or Bankers' Acceptance resulting from such Drafts not having been duly signed. No BA Lender shall be liable for its failure to accept a Bankers' Acceptance as required hereunder if the cause of such failure, in whole or in part, is due to the failure of Vermilion Canada to provide the Power of Attorney or executed Drafts to the Agent on a timely basis.

         The receipt by the Agent of a request for an Advance by way of Bankers' Acceptances shall be each BA Lender's sufficient authority to complete, and each BA Lender shall, subject to the terms and conditions of this Agreement, complete the Drafts in accordance with such request and the advice of the Agent given pursuant to Section 6.9, and the Drafts so completed shall thereupon be deemed to have been presented for acceptance.

6.8      SIZE AND MATURITY OF BANKERS' ACCEPTANCES, ROLLOVERS AND CONVERSIONS

         Each Bankers' Acceptance Advance shall, in respect of the Syndicate Tranche, be in an aggregate amount of not less than Cdn. $5,000,000, in respect of the Working Capital Tranche, be in an aggregate amount of not less than Cdn. $1,000,000, and in each case in a whole multiple of Cdn. $100,000 (which minimum amounts shall include BA Equivalent Loans, if applicable), and each Bankers' Acceptance shall be in the amount of Cdn. $100,000 or whole multiples thereof. Each Bankers' Acceptance and BA Equivalent Loan shall have a term which is not less than thirty days nor more than one hundred and eighty days. No Bankers' Acceptance or BA Equivalent Loan may mature on a day which is not a Business Day. The Face Amount at maturity of a Bankers' Acceptance or BA Equivalent Loan may be Rolled Over as a Bankers' Acceptance or a BA Equivalent Loan or Converted into another form of Advance permitted by this Agreement.

6.9      CO-ORDINATION OF BA ADVANCES

         Each Lender shall advance its Proportionate Share of each Advance by way of Bankers' Acceptances and BA Equivalent Loans in accordance with the provisions set forth below.

         (a) The Agent, promptly following receipt of a notice from Vermilion Canada pursuant to Section 6.4 requesting an Advance by way of Bankers' Acceptances, shall (i) advise each BA Lender of the Face Amount of the Bankers' Acceptances to be accepted by it, and (ii) advise each Non BA Lender of the Face Amount of its Notional Bankers' Acceptance. The aggregate Face Amount of Bankers' Acceptances to be accepted by a BA Lender and the Face Amount of the Notional Bankers' Acceptance for each Non BA Lender shall be determined by the Agent by reference to the respective Commitments of the Lenders under each portion of the Credit, provided that, if the Face Amount of a Bankers' Acceptance in the case of a BA Lender or the Face Amount of the Notional Bankers' Acceptance used to determine the amount of a BA Equivalent Loan in the case of a Non BA Lender would not be Cdn. $100,000 or a whole multiple thereof, the Face Amount shall be increased or reduced by the Agent in its sole discretion, to the nearest whole multiple of Cdn. $100,000. If a Lender would be obligated to fund Advances in excess of its Commitment, as a result of the Agent rounding the amount of the Face Amount of Bankers' Acceptances and Notional Bankers' Acceptances to be provided by the Lenders hereunder, then the amount of such excess shall be advanced to Vermilion Canada by way of Prime Rate Advance.

         (b) Whenever Vermilion Canada requests an Advance that includes Bankers' Acceptances, each Non BA Lender shall, in lieu of accepting its pro rata amount of such Bankers' Acceptances, make available to Vermilion Canada on the Drawdown Date a loan (a "BA EQUIVALENT LOAN") in Canadian Dollars and in an amount which would be equal to the BA Discount Proceeds of the Bankers' Acceptances (which Bankers' Acceptances are referred to herein collectively as "NOTIONAL BANKERS' ACCEPTANCES") that such Non BA Lender would have been required to accept on the Drawdown Date if it were a BA Lender. Each Non BA Lender shall also be entitled to deduct from the BA Equivalent Loan an amount equal to the applicable Bankers' Acceptance Fee that would have been applicable to the Notional Bankers' Acceptance had it been a Bankers' Acceptance.

         (c) Subject to the terms and conditions of this Agreement, each BA Lender agrees to accept Drafts issued by Vermilion Canada pursuant to this Section 6.9 and purchase such Bankers' Acceptances discounted at the applicable BA Discount Rate. Each BA Lender shall provide the BA Discount Proceeds thereof to the Agent in accordance with Section 6.9(d), less the Bankers' Acceptance Fee payable to such BA Lender pursuant to
                  Section 4.1. Each such BA Lender shall be entitled to sell, assign or otherwise transfer such Bankers' Acceptances to any third party without any notice to or the consent of any of Vermilion Canada.

         (d) Each BA Lender and Non BA Lender, as applicable, shall transfer to the Agent at the Account Branch for value on each Drawdown Date immediately available Cdn. Dollars in an aggregate amount equal to (i) in the case of a BA Lender, the BA Discount Proceeds (net of the applicable Bankers' Acceptance Fee in respect of such Bankers' Acceptances) of all Bankers' Acceptances accepted by it on such Drawdown Date, and

                  (ii) in the case of Non BA Lenders, the amount of each BA Equivalent Loan (net of the applicable Bankers' Acceptance Fee in respect of such BA Equivalent Loan) to be made by it on such Drawdown Date. The Agent may designate such other offices in Toronto or Calgary as it may see fit for the purposes referred to in the preceding sentence. The Agent shall make such amounts received by it from the Lenders as aforesaid available to Vermilion Canada by depositing the same for value on the applicable Drawdown Date to Vermilion Canada's Designated Account.

         (e) Vermilion Canada hereby authorizes each BA Lender to complete, stamp, hold, sell, rediscount or otherwise dispose of all Bankers' Acceptances accepted by it in accordance with the instructions provided by Vermilion Canada hereunder or pursuant to the power of attorney referred to in Section 6.7.

         (f) If Vermilion Canada requests that a BA Lender complete incomplete Drafts pursuant to telephone instructions, such instructions are at the risk of Vermilion Canada until confirmed in writing and the BA Lender shall not have any liability for any failure to carry out the same, wholly or in part, or for any error or omissions in such instructions or the interpretation or execution thereof by or such BA Lender.

6.10     PAYMENT OF BANKERS' ACCEPTANCES AND BA EQUIVALENT LOANS

         Vermilion Canada shall provide for the payment to the Agent at the Account Branch for the account of the applicable BA Lenders or Non BA Lenders, as the case may be, of the full Face Amount of each Bankers' Acceptance and each Notional Bankers' Acceptance on the earliest of (a) its date of maturity, and (b) the date on which the Agent (with the instructions of the Majority Lenders) demands payment of the Obligations outstanding under the Credit.

6.11     DEEMED ADVANCE - BANKERS' ACCEPTANCES

         Except for amounts which are paid from the proceeds of Rollovers of a Bankers' Acceptance and BA Equivalent Loans or other Advance or Conversion hereunder, any amount which a Lender pays to any third party on or after the date of maturity of a Bankers' Acceptance in satisfaction thereof or which is owing to such Lender by Vermilion Canada in respect of such Bankers' Acceptance or BA Equivalent Loan on or after the date of maturity of such Bankers' Acceptance or BA Equivalent Loan, shall be deemed to be a Prime Rate Advance to Vermilion Canada under this Agreement. Each Lender shall forthwith give notice of the making of such a Prime Rate Advance to the Agent (which shall promptly give similar notice to Vermilion Canada and the other Lenders). Interest shall be payable on such Prime Rate Advances in accordance with the provisions applicable to Prime Rate Advances.

6.12     WAIVER

         Vermilion Canada shall not claim from a Lender any days of grace for the payment at maturity of any Notional Bankers' Acceptances or any Bankers' Acceptances presented and accepted by a Lender pursuant to this Agreement. Vermilion Canada waives any defence to payment which might otherwise exist if for any reason a Bankers' Acceptance shall be held by a Lender in its own right at the maturity thereof, and the doctrine of merger shall not apply to any Bankers' Acceptance that is at any time held by a Lender in its own right.

6.13     DEGREE OF CARE

         Any executed Drafts to be used as Bankers' Acceptances which are delivered to a Lender shall be held in safekeeping with the same degree of care as if they were the Lender's own property, and shall be kept at the place at which such drafts are ordinarily held by such Lender.

6.14     INDEMNITY

         Vermilion Canada hereby indemnifies and holds each BA Lender harmless from any loss or expense with respect to any Bankers' Acceptance dealt with by the Lenders, or any of them, in accordance with the provisions hereof, but shall not be obliged to indemnify a Lender for any loss or expense caused by the gross negligence or willful misconduct of that Lender.

6.15     OBLIGATIONS ABSOLUTE

         The obligations of Vermilion Canada with respect to Bankers' Acceptances under this Agreement shall be unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including, without limitation, the following circumstances:

         (a) any lack of validity or enforceability of any Draft accepted by a Lender as a Bankers' Acceptance; or

         (b) the existence of any claim, set-off, defence or other right which Vermilion Canada may have at any time against the holder of a Bankers' Acceptance, the Lenders (or any of them) or any other person or entity, whether in connection with this Agreement or otherwise.

6.16     LIBOR PERIODS AND EURIBOR PERIODS

         Each Borrower may select, by irrevocable notice to the Agent or the French Operating Lender, if applicable, the LIBOR Period to apply to any particular LIBOR Advance and the EURIBOR Period to apply to any particular EURIBOR Advance. Each Borrower shall from time to time select and give notice to the Agent or the French Operating Lender, if applicable, of the LIBOR Period for a LIBOR Advance and the EURIBOR Period for a EURIBOR Advance which shall commence upon the making of the LIBOR Advance or EURIBOR Advance, as applicable, or at the expiry of any outstanding LIBOR Period or EURIBOR Period applicable to a LIBOR Advance or EURIBOR Advance that is being rolled over. If a Borrower fails to select and give the Agent or the French Operating Lender, as applicable, notice of a LIBOR Period for a LIBOR Advance or a EURIBOR Period for a EURIBOR Advance in accordance with Section 6.4:

         (a) any such LIBOR Advance under the Syndicate Tranche or the Working Capital Tranche shall be converted to a U.S. Base Rate Advance, on the last day of the LIBOR Period applicable to such LIBOR Advance;

         (b) any such LIBOR Advance under the French Tranche shall be converted to a LIBOR Advance with a LIBOR Rate based on a LIBOR Period of one week, on the last day of the LIBOR Period applicable to the such LIBOR Advance; and

         (c) any such EURIBOR Advance under the French Tranche shall be converted to an EONIA Advance on the last day of the EURIBOR Period applicable to such EURIBOR Advance.

6.17     TERMINATION OF LIBOR ADVANCES AND EURIBOR ADVANCES

         If at any time a Lender determines, acting reasonably, (which determination shall be conclusive and binding on the Borrower) that:

         (a) adequate and reasonable means do not exist for ascertaining the LIBOR Rate applicable to a LIBOR Advance or a EURIBOR Rate applicable to a EURIBOR Advance;

         (b) the LIBOR Rate or EURIBOR Rate does not adequately reflect the effective cost to the Lender of making or maintaining a LIBOR Advance or a EURIBOR Advance, respectively; or

         (c) it cannot readily obtain or retain funds in the London interbank market in order to fund or maintain any LIBOR Advance or the Euro interbank market in order to fund or maintain any EURIBOR Advance;

         then such Lender shall inform the Agent and upon at least three Business Days' written notice by the Agent to each applicable Borrower,

         (d) the right of each applicable Borrower to request LIBOR Advances and/or EURIBOR Advances from that Lender shall be and remain suspended until the Agent notifies each applicable Borrower that any condition causing such determination no longer exists, and

         (e) if such Lender is prevented from maintaining a LIBOR Advance and/or EURIBOR Advance, the applicable Borrower shall, at its option, either repay the LIBOR Advance or EURIBOR Advance to that Lender or convert the LIBOR Advance or EURIBOR Advance into other forms of Advance which are permitted by this Agreement, and the applicable Borrower shall not be responsible for any loss or expense that such Lender incurs as a result, including breakage costs, notwithstanding that such repayment or conversion does not occur on the last day of a LIBOR Period or EURIBOR Period, as applicable.

6.18     LETTERS OF CREDIT

         Upon timely fulfillment of all applicable conditions as set forth in this Agreement, but subject to the limitations in Sections 2.2 and 6.20, each of the Operating Lender and the French Operating Lender agrees to issue on any Business Day for the account of the applicable Borrower Letters of Credit.

6.19     LETTER OF CREDIT FEES

         The Borrowers shall pay to the Operating Lender or the French Operating Lender fees calculated in accordance with Section 4.1 and payable in advance on the date of issuance of each Letter of Credit and thereafter on the first day of each fiscal quarter until the expiry of such Letter of Credit. If the face amount of a Letter of Credit is reduced (either through presentment for payment or with the consent of the beneficiary thereof) or if the Letter of Credit is cancelled, the portion of such fee that has been paid for the remaining term of the Letter of Credit and for the amount of such reduction or cancellation shall be refunded or returned to the applicable Borrower.

6.20     PROCEDURES AND LIMITATIONS

         The following provisions shall apply to Letter of Credit Advances:

         (a) up to an aggregate amount of Cdn. $10,000,000 (or the U.S. Dollar equivalent) of Letters of Credit may be issued and outstanding under the Working Capital Tranche;

         (b) up to an aggregate amount of Cdn. $5,000,000 (or the U.S. Dollar or Euro equivalent) of Letters of Credit may be issued and outstanding under the French Tranche;

         (c) each Letter of Credit shall expire not later than one year from its issuance;

         (d) neither the Operating Lender nor the French Operating Lender shall have any obligation to issue a Letter of Credit until:

                  (i)      it has been paid the applicable fee(s),

                  (ii) such ancillary documents, including applications and indemnities, as it normally requires for similar transactions have been executed and delivered to it, and

                  (iii) in the case of the Conversion of an existing Advance to a Letter of Credit Advance, the full amount of the Advance being converted together with all interest, fees and other amounts applicable thereto have been paid to it; and

         (e) all payments made by the Operating Lender or the French Operating Lender (as applicable) to any Person pursuant to a Letter of Credit shall, unless the applicable Borrower reimburses the Operating Lender or the French Operating Lender for such payment on or before the date it is made, be deemed as and from the date of such payment to be:

                  (i) a Prime Rate Advance, in the case of a Canadian Dollar Letter of Credit, a U.S. Base Rate Advance, in the case of a U.S. Dollar Letter of Credit made, in each case, pursuant to the Working Capital Tranche, with the proceeds of such Prime Rate Advance or U.S. Base Rate Advance being applied against the Borrower's Obligations to reimburse the Operating Lender for payment made under the Letter of Credit; and

                  (ii) a LIBOR Advance with a LIBOR Period of one week, in the case of a U.S. Dollar Letter of Credit and a EURIBOR Advance with a EURIBOR Period of one week, in the case of a Euro Letter of Credit, in each case, made pursuant to the French Tranche, with the proceeds of such LIBOR Advance, or EURIBOR Advance being applied against the Obligations of Vermilion France to reimburse the French Operating Lender for payment made under the Letter of Credit.

6.21     TENDER CHEQUES

         Each Tender Cheque may be outstanding for a period from the date of issue up to the Effective Date, provided that the period shall not in any event exceed seven (7) days. If the Tender Bid is not successful, the applicable Tender Cheque shall be returned uncashed to the Operating Lender or the French Operating Lender, as applicable. If a Tender Cheque is not returned by a Borrower to the Operating Lender or the French Operating Lender (as applicable) uncashed, within such seven
         (7) day period, the face amount of such Tender Cheque shall immediately thereafter be deemed to be a Prime Rate Advance under the Working Capital Tranche or an EONIA Advance under the French Tranche, as applicable.

6.22     TENDER CHEQUE FEES

         The Borrowers shall pay to the Operating Lender or the French Operating Lender, as applicable, for its own account, fees in respect of Tender Cheque, calculated and payable in accordance with Section 4.1.

                                    ARTICLE 7
                         REPRESENTATIONS AND WARRANTIES

7.1      GENERAL

         Each Borrower represents and warrants to the Agent and the Lenders in respect of itself, and Vermilion Canada represents and warrants to the Agent and the Lenders for and on behalf of each Material Subsidiary and Vermilion Trust, as follows:

         (a) each Borrower and each Material Subsidiary that is a corporation, is duly organized under the laws of the jurisdiction of its organization and is a valid and subsisting corporation under such laws, and is duly registered to carry on business in each jurisdiction in which it owns Property or carries on a business except to the extent failure to be so registered would not have a Material Adverse Effect;

         (b) each Material Subsidiary which is a partnership is duly formed and recognized under the laws of the jurisdiction of its organization and is a valid and subsisting partnership under such laws, and is duly registered to carry on business in each jurisdiction in which it owns Property or carries on a business except to the extent failure to be so registered would not have a Material Adverse Effect;

         (c) Vermilion Trust is a trust duly settled under the laws of Alberta and duly qualifies as a "unit trust" and as a "mutual fund trust" under the provisions of subsection 108(2) and 132(6) of the INCOME TAX ACT (Canada);

         (d) each Borrower and each Material Subsidiary has the corporate or partnership power and capacity, as the case may be, to own or lease its Property, to carry on its business as presently conducted, and:

                  (i) in the case of each Borrower, to borrow money and to perform all of its obligations hereunder;

                  (ii) in the case of each Material Subsidiary, to guarantee the obligations of the Borrowers hereunder; and

                  (iii) in the case of Vermilion Canada, to act as authorized administrator of Vermilion Trust under the delegation provisions of the Trust Indenture, the Note Indenture and the Administration Agreement;

         (e) Vermilion Trust is an open end unincorporated investment trust established for the purpose of, among other things, acquiring or investing in securities of Vermilion Canada or of any other entity, as set forth in the Trust Indenture, and Vermilion Canada has been duly delegated by the Trustee the power to administer and manage the day-to-day operations of Vermilion Trust;

         (f) its principal business is the exploration, development and production of Petroleum Substances and it has obtained all Permits necessary to the ownership of its Property and to the conduct of its business in each jurisdiction where it carries on business or owns Property, including but not limited to those issued or granted by Governmental/Judicial Bodies except to the extent that the failure to do so would not have a Material Adverse Effect;

         (g) it is duly authorized to execute and deliver the Credit Documents to which it is a party and to perform its obligations thereunder; and all corporate, partnership, trust and other steps and proceedings necessary for the due execution and delivery by it of the Credit Documents to which it is a party and the performance of its obligations thereunder have been taken;

         (h) the Credit Documents to which it is a party have been duly executed and delivered by it, and constitute legal, valid and binding obligations, enforceable in accordance with their respective terms, subject to Applicable Laws, the rights of creditors generally and rules of equity of general application;

         (i) the execution and delivery by it of the Credit Documents to which it is a party and the performance by it of its obligations thereunder, do not and will not:

                  (i) contravene, violate or result in a breach of its Constating Documents or any shareholders' agreement (or other similar agreement) relating to it;

                  (ii) contravene, violate or result in a breach of any Applicable Law;

                  (iii) contravene, violate or result in a breach of any Contract to which it is a party or other agreement or commitment to which it or its Property is bound;

                  (iv) contravene, violate or result in a breach of any resolution of its directors, shareholders, partners or unitholders, as the case may be, or any committee of such persons;

                  (v) constitute, with or without notice or lapse of time or both, an event or circumstance entitling any person to accelerate or demand the payment of any Debt;

                  (vi) result in the creation or imposition of any Security Interest on any of its Property other than in favour of the Agent and the Lenders; or

                  (vii) result in any requirement on it to grant any Security Interest or result in any person becoming entitled to call for any Security Interest from it other than in favour of the Agent and the Lenders;

         (j) no consent, authorization, approval or other action by, and no publication, notice to or filing or registration with, any Governmental/Judicial Body is required for the due execution and delivery by it of the Credit Documents to which it is a party and the performance by it of its Obligations thereunder or to ensure the validity or enforceability thereof other than filings and registrations necessary to perfect and protect the Security Interests constituted by the Security;

         (k) there are no actions, suits, claims or proceedings (including counterclaims or third party proceedings) existing or, to its knowledge, threatened against it or affecting its Property before any Governmental/Judicial Body which would reasonably be expected to have a Material Adverse Effect, or which purports to challenge the validity or enforceability of any Credit Document;

         (l) in respect of each Contract to which it is a party, and each Governmental/Judicial Body licence, franchise, approval or permit of which it is a holder:

                  (i) it is not in default in any material respect in the performance or observance of any of the terms or conditions contained or referenced therein; and

                  (ii) to its knowledge, no other party thereto is in default thereunder in any material respect, nor has any such party taken any action to terminate the same;

         (m) it is in compliance in all respects with all Applicable Laws and all material Contracts to which it is a party or by which it is bound except to the extent failure to be in compliance would not have a Material Adverse Effect;

         (n) no Default or Event of Default has occurred and is continuing hereunder or under any of the other Credit Documents;

         (o) Vermilion Canada is directly or indirectly, the legal and beneficial owner of all of the Vermilion France Shares;

         (p) from and after the date hereof except for Exchangeable Shares, Vermilion Trust is directly or indirectly, the legal and beneficial owner of all of the Shares in the capital of Vermilion Canada;

         (q) it has in full force and effect such policies of insurance in such amounts issued by such insurers of recognized standing covering its property, assets and undertaking, including, business interruption, replacement cost and environmental damage insurance, as are customarily maintained by Persons engaged in the same or similar business in the locations where its properties and assets are located;

         (r) attached hereto as Schedule "I" is a complete list of all of the Subsidiaries and Material Subsidiaries of Vermilion Canada;

         (s) the legal name and authorized and issued share capital of each Affiliate of Vermilion Canada is set forth in Schedule "I". All such issued share capital has been validly issued and is outstanding as fully paid (the consideration is set forth in Schedule "I") and non-assessable shares of the applicable Affiliate. Vermilion Canada, as the holder of such share capital issued to it (as set forth in Schedule "I"), is the registered and beneficial owner thereof and has good and marketable title to such share capital free and clear of all Security Interests, equities, rights of set off and other claims whatsoever, other than those under the Security;

         (t) Schedule "I" sets forth all Debt owed by each Borrower (or in the case of Vermilion Canada, its amalgamation predecessors) and the Subsidiaries of Vermilion Canada to Vermilion Canada or any of its Affiliates and the amount thereof as at September 30, 2002 and such Debt has not been subject to any Security Interest or assigned or otherwise transferred (absolutely, contingently, directly, indirectly or otherwise) to any Person, other than another Affiliate as described in Schedule "I";

         (u) on the date hereof, there are no Letters of Credit issued and outstanding at the request of the Borrower, any Material Subsidiary or Vermilion Trust, and there are no unmatured Bankers' Acceptances and/or BA Equivalent Loans outstanding at the request of a Borrower, any Material Subsidiary or Vermilion Trust, with the exception of the Existing LCs and the Existing BAs as described in Schedule "M";

         (v) the location of the principal place of business of each Borrower and the Subsidiaries of Vermilion Canada or, if it has more than one principal place of business, its chief executive office, is set forth in Schedule "I"; and

         (w) other than consideration for issued share capital referred to in Schedule "I" and except as set forth in Schedule "I", neither Vermilion Barbados nor Vermilion Netherlands has any assets or liabilities of any nature or kind whatsoever.

7.2      FINANCIAL

         Vermilion Canada represents and warrants to the Agent and the Lenders that since the date of the most recent quarterly consolidated financial statements of Vermilion Canada, no change in the financial affairs of Vermilion Canada any Material Subsidiary has occurred which would have a Material Adverse Effect. For greater certainty, the Lenders acknowledge that the transactions given effect to in the Arrangement and as described in the Arrangement Documents do not have a Material Adverse Effect on the financial affairs of Vermilion Canada or any Material Subsidiary.

         Vermilion Canada represents and warrants to the Agent and the Lenders in respect of itself, each Material Subsidiary and Vermilion Trust, as follows:

         (a) all balance sheets, statements of changes, statements of earnings and retained earnings of Vermilion Canada and each Material Subsidiary which have been delivered to the Agent and the Lenders since the date of the last financial statements, have been prepared in accordance with GAAP, and fairly present the financial position and condition of Vermilion Canada and each Material Subsidiary (as applicable) as at the respective dates thereof, all other information, certificates, schedules, reports and other papers and data (other than forecasts, projections and budgets) which have been furnished or caused to be furnished to the Agent and the Lenders are complete, accurate and correct in all material respects at the time the same were stated to be effective and all forecasts, projections and budgets furnished to the Agent and the Lenders have been prepared in good faith, with commercially reasonable assumptions at the times of their respective preparation; and

         (b) it has duly filed on a timely basis all tax returns required to be filed by it, and it has paid all taxes which are due and payable by it, and has paid all assessments and reassessments, and all other taxes, governmental charges, governmental royalties, penalties, interest and fines claimed against it (except where it is contesting the payment of same in good faith, and it has established to the satisfaction of the Agent a sufficient reserve or, if requested by the Agent, deposited with a court of competent jurisdiction or assessing authority (or to such other person as is acceptable to the Agent) sufficient funds or a surety bond, for the total amount claimed, where the application of such reserve, funds or bond would result in the discharge of such claim and the contestation thereof postpones the rights of the applicable Governmental/Judicial Body to enforce its collection remedies in respect thereof); it and each Material Subsidiary has made adequate provision for, and all required instalment payments have been made in respect of, taxes payable for the current period for which returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or the payment of any taxes; there are no actions or proceedings being taken by Canada Customs and Revenue Agency or any other Governmental/Judicial Body to enforce the payment of any taxes and it has no knowledge of any such actions or proceedings being contemplated by such authorities.

         (c) Vermilion France represents and warrants to the Agent and the Lenders that all balance sheets, statements of changes, statements of earnings and retained earnings of Vermilion France which have been delivered to the Agent and the Lenders since the date of the last financial statements, have been prepared in accordance with Applicable Law and fairly present the financial position and condition of Vermilion France as at the respective dates thereof, all other information, certificates, schedules, reports and other papers and data (other than forecasts, projections and budgets) which have been furnished or caused to be furnished to the Agent and the Lenders are complete, accurate and correct in all material respects at the time the same were stated to be effective and all forecasts, projections and budgets furnished to the Agent and the Lenders have been prepared in good faith, with commercially reasonable assumptions at the times of their respective preparation.

7.3      OIL AND GAS PROPERTIES

         Each Borrower represents and warrants to the Agent and the Lenders in respect of itself and Vermilion Canada represents and warrants to the Agent and the Lenders for and on behalf of each Material Subsidiary and Vermilion Trust, as follows:

         (a) it has good and marketable title to its Oil and Gas Properties, free and clear of any Security Interests and adverse claims, other than Permitted Title Defects and Permitted Encumbrances; it has not received any notice of a defect that is not a Permitted Title Defect in its title to its Oil and Gas Properties;

         (b) all engineering reports and other material related data provided by or on behalf of it with respect to its Oil and Gas Properties are substantially accurate and fairly reflect its interests therein net of all royalties and other encumbrances and burdens affecting such Oil and Gas Properties;

         (c) it is in compliance in all respects with all Applicable Environmental Laws except to the extent failure to be in compliance would not have a Material Adverse Effect;

         (d) it is not subject to any judicial, administrative, government, regulatory or arbitral proceeding alleging the violation of any Applicable Environmental Law or that may lead to claims for clean-up costs, remedial work, reclamation, conservation, damage to natural resources or personal injury, or to the issuance of a stop-work order, suspension order, control order, prevention order or clean-up order and none of its Oil and Gas Properties has been (or could reasonably be expected to be) declared to be a "contaminated site" or equivalent designation under an Applicable Environmental Law which could have a Material Adverse Effect;

         (e) it is not, to its knowledge, the subject of any federal, provincial, local or foreign review, audit or investigation which may lead to a proceeding referred to in paragraph (d);

         (f) to its knowledge, no predecessors in title to any of its Oil and Gas Properties are the subject of any federal, provincial, local or foreign review, audit or investigation which may lead to a proceeding referred to in paragraph (d);

         (g) all environmental reports provided to the Agent and the Lenders are accurate and complete and do not fail to disclose any fact known to it, which if disclosed could have a Material Adverse Effect;

         (h) it has not filed any notice nor is the filing of any notice pending under any Applicable Environmental Law indicating past or present Release of any Hazardous Materials into the environment, which Release could reasonably be expected to have a Material Adverse Effect;

         (i) it has obtained and continues to hold all approvals, permits, licenses, consents, certificates of qualification and other authorizations which are required under Applicable Environmental Laws except to the extent that the failure to so hold such approvals, permits, licenses, consents, certificates or authorizations would not have a Material Adverse Effect; and

         (j) it does not have any Property situated in any jurisdiction other than Alberta, Saskatchewan, British Columbia and France.

7.4      SURVIVAL AND INCLUSION

         (a) Each Borrower acknowledges that the Lenders have entered into this Agreement and agreed to make Advances in full reliance upon the foregoing representations and warranties. Such representations and warranties shall survive until this Agreement has been terminated.

         (b) All statements, representations and warranties contained in any Compliance Certificates or in any instruments delivered by or on behalf of the Borrowers pursuant to this Agreement shall constitute statements, representations and warranties made by the Borrowers to the Agent and the Lenders under this Agreement.

                                    ARTICLE 8
                                    COVENANTS

8.1      GENERAL

         Each Borrower covenants and agrees with the Agent and the Lenders that during the term of this Agreement, unless the Agent acting on the instructions of the Majority Lenders (each to be acting reasonably) otherwise provides its prior written consent, it shall, and Vermilion Canada shall cause each Material Subsidiary and Vermilion Trust to:

         (a) maintain and preserve its existence, organization and status in each jurisdiction of organization and in each other jurisdiction in which it carries on a business or owns assets and make all corporate and other filings and registrations necessary or advisable in connection therewith except to the extent failure to make such filings would not have a Material Adverse Effect;

         (b) carry on and continuously conduct its business in an efficient, diligent and businesslike manner and in accordance with good industry practices;

         (c) comply with Applicable Laws and obtain and maintain all Permits necessary to the ownership of its Property and to the conduct of its business in each jurisdiction where it carries on business or owns Property, including but not limited to those issued or granted by Governmental/Judicial Bodies, except to the extent failure to do so would not have a Material Adverse Effect;

         (d) duly file on a timely basis all tax returns required to be filed by it, and duly and punctually pay all business, goods and services, income, capital and/or profits taxes and other governmental charges levied or assessed against it or its Property except to the extent that failure to do so would not have a Material Adverse Effect;

         (e) subject to Section 12.19, and upon reasonable notice, permit any representative of the Agent to discuss with its senior management, its business, material Property, financial condition and prospects;

         (f) pay all amounts of principal, interest, fees and other amounts owing to the Agent and Lenders hereunder on the dates, times and in the places and manner specified herein;

         (g) use the proceeds of any Advance hereunder, only for the purposes set out in Section 2.5;

         (h) execute and deliver to the Agent, a Subsidiary Guarantee and Subsidiary Security, upon a Subsidiary becoming a Material Subsidiary as and when required pursuant to Section 4.3;

         (i) ensure that the Security granted by it to the Agent remain legal, valid, binding and enforceable, in accordance with their terms (subject to Applicable Laws affecting the rights of creditors generally and rules of equity of general application);

         (j)      co-operate with the Agent as to permit the Agent to:

                  (i) forthwith register, file and record the Security (or notices, financing statements or other registrations in respect thereof) in all proper offices where such registration, filing or recording may be necessary or advantageous to perfect or protect the Security Interests constituted by the Security;

                  (ii) maintain all such registrations in full force and effect;

         (k) ensure its payment obligations hereunder and under each Subsidiary Guarantee, rank at least pari passu in right of payment with its other most senior secured and unsubordinated Debt, as applicable;

         (l) for so long as there remains any Obligations of a Borrower to the Agent or any Lender under the Credit, each Subsidiary shall remain as a wholly-owned Subsidiary of Vermilion Canada;

         (m) all payments of receivables arising from the sale of Petroleum Substances by Vermilion France shall be deposited to the Designated Account maintained by Vermilion France with the French Operating Lender; and

         (n) not terminate or amend, modify, alter or revise in any material respect any of the Trust Documents in existence as of the date hereof, or waive the performance of any material obligations of any other Person that is a party to a Trust Document.

8.2      REPORTING

         (a) Unless the Agent upon the instructions of the Majority Lenders (each to be acting reasonably) otherwise provides its prior written consent:

                  (i) Vermilion Canada shall furnish to the Agent (in electronic or paper form):

                           (A) within 120 days after the end of each of its fiscal years during the currency of this Agreement, for each such year: (I) the audited consolidated financial statements for Vermilion Trust ; (II) the unaudited consolidated financial statements for Vermilion Trust, excluding Subsidiaries that are not Material Subsidiaries; (III) the unaudited consolidated financial statements of Vermilion Canada; and (IV) the unaudited financial statements for Vermilion Canada excluding Subsidiaries that are not Material Subsidiaries; all prepared in accordance with GAAP and an annual budget approved by the board of directors of Vermilion Canada, for the next succeeding fiscal year, in detail and scope acceptable to the Lenders (acting reasonably);

                           (B) within 60 days after the end of each of its first 3 fiscal quarters during the currency of this Agreement, for each such quarter:
                                    (I) the unaudited consolidated financial statements for Vermilion Trust; (II) the unaudited consolidated financial statements for Vermilion Trust excluding Subsidiaries that are not Material Subsidiaries; (III) the unaudited consolidated financial statements of Vermilion Canada; and (IV) the unaudited consolidated financial statements for Vermilion Canada excluding Subsidiaries that are not Material Subsidiaries, all prepared in accordance with GAAP; and

                          (C) such other information from time to time reasonably requested by the Agent or the Majority Lenders, and

                  (ii) upon the request of the Agent, acting reasonably, Vermilion Canada shall cause each Material Subsidiary and Vermilion Trust to furnish to the Agent:

                           (A) within 120 days after the end of each of its fiscal years during the currency of this Agreement, unaudited consolidated financial statements of such Material Subsidiary and Vermilion Trust for each such year prepared in accordance with GAAP; and

                           (B) such other information from time to time reasonably requested by the Agent or the Majority Lenders,

                  such statements to include a balance sheet, statements of earnings and retained earnings and statement of changes in financial position, setting forth in each case, where applicable, comparative figures for the corresponding period in the preceding fiscal year;

         (b) Unless the Agent, on the instruction of the Majority Lenders (each to be acting reasonably) otherwise provides its prior written consent, the Borrowers shall:

                  (i) together with each delivery of financial statements required by Section 8.2(a), furnish to the Agent a Compliance Certificate; and

                  (ii) promptly upon transmission thereof, furnish to the Agent copies of all financial statements, proxy statements, notices and reports sent to the shareholders of Vermilion Canada.

         (c) Unless the Agent, on the instruction of the Majority Lenders (each to be acting reasonably) otherwise provides its prior written consent, each Borrower shall, and Vermilion Canada shall cause each Material Subsidiary and Vermilion Trust to:

                  (i) keep and maintain proper books of account and records accurately and completely covering all material aspects of its business and affairs;

                  (ii)     permit, on a confidential basis as provided in
                           Section 12.19 and on reasonable notice, any representatives of the Agent to inspect any of its books of account (in whatever form maintained) and to make copies thereof, or extractions therefrom all during ordinary business hours;

                  (iii) not change its name without prior written notice of not less than 20 Business Days to the Agent and, provide certified copies of the certificate and supporting documents effecting any change of its name, within ten Business Days after effecting such name change; and

                  (iv) not change the location of its chief executive office from the Province in which it is currently located without providing the Agent with 20 Business Days notice in advance thereof.

         (d) Vermilion Canada shall provide to the Agent, at any time the Agent may reasonably request, an Independent Engineering Report and cooperate fully in connection therewith. Without limiting the generality of the foregoing, the Required Lenders shall determine the amount of the "Borrowing Base" at least annually by April 30 of each year (the "ANNUAL REVIEW"). Vermilion Canada agrees that in order to permit the Agent and the Lenders to complete the Annual Review, it shall prior to March 15 of each year that the Credit is made available to Vermilion Canada (commencing with March 15, 2004), furnish to the Agent an Independent Engineering Report, dated no earlier than December 15 of the immediately preceding year, setting out actual production from Oil and Gas Properties for the 12 months preceding the date of such Independent Engineering Report, the proved producing reserves in respect of the Oil and Gas Properties, the proved non-producing reserves and the proved undeveloped reserves attributable to the Oil and Gas Properties of which Vermilion Canada and its Material Subsidiaries has good title, subject only to Permitted Encumbrances and Permitted Title Defects and a projection of the rate of production and cash flow with respect thereto. Upon receipt of the Independent Engineering Report and such other information (including, without limitation, the financial statements of Vermilion Canada and its Material Subsidiaries delivered to the Agent hereunder), as the Lenders reasonably require in order to review and assess the Independent Engineering Report and the operations of Vermilion Canada and its Material Subsidiaries. The Required Lenders shall make a determination as soon as reasonably possible after receipt of the Independent Engineering Report pursuant to this Subsection 8.2(d); provided that, the Lenders shall make such determination on or before April 30 with respect to the Annual Review for each such year (such date of determination is referred to herein as the "DETERMINATION DATE") of the aggregate value to be ascribed to such Oil and Gas Properties by the Required Lenders (in their absolute discretion but subject to the following sentence) against which the Lenders are prepared to advance credit to Vermilion Canada hereunder (such value herein being referred to as the "BORROWING BASE"). The Borrowing Base shall be determined by the Lenders in accordance with their own standard and usual practice for determining borrowing base production loans and generally applied to borrowers in the oil and gas production business. The Borrowing Base may be reduced or increased by the Agent with the instructions of the Required Lenders (based on their own standard and usual practices for determining borrowing base production loans and generally applied to borrowers in the oil and gas production business and acting reasonably) at any time and from time to time by providing Vermilion Canada with prior written notice of such reduction or increase.

         (e) Instead of the Independent Engineering Report required under Subsection 8.2(d) in respect of the 2003 review of the Borrowing Base, on or before April 30, 2003 in conjunction with any Request for an Offer of Extension at such time (with the corresponding Determination Date in respect of the Borrowing Base then being May 30, 2003), Vermilion Canada shall furnish to the Agent for the benefit of the Lenders, such information as may be reasonably required by the Lenders to assist in determining the Borrowing Base, including without limitation lease operating statements, updates on any acquisitions and divestitures since the last review of the Borrowing Base and an updated listing of Commodity Hedge Agreements to which the Borrowers and the Subsidiaries of Vermilion Canada are a Party.

         (f) Vermilion Canada shall provide to the Agent a certificate of Vermilion Canada concurrently with the delivery of each Independent Engineering Report and internal report delivered pursuant to Subsections (d) and (e) above certifying, to its knowledge, that ownership of the Oil and Gas Properties and interests therein by Vermilion Canada, its Material Subsidiaries and Vermilion Trust are substantially in accordance with the interests set forth in the report provided.

         (g) The Borrowers shall provide to the Agent, from time to time, upon the request of the Agent (acting reasonably) a detailed report describing the terms and provisions of each Currency Hedge Agreement, Commodity Hedge Agreement and Interest Rate Hedge Agreement entered into by the Borrowers and Vermilion Canada's Material Subsidiaries.

8.3      PROPERTY

         Unless the Agent otherwise provides its prior written consent upon the instructions of the Majority Lenders (each to be acting reasonably), each Borrower shall, and Vermilion Canada shall cause each Material Subsidiary and Vermilion Trust to:

         (a) defend its Properties against any person claiming or attempting to claim the same, or asserting any interest adverse to its interest therein and keep at an appropriate office accurate and complete records of its Oil and Gas Properties;

         (b) subject to normal safety precautions of the operators of the same, upon reasonable notice, and subject to the provision of
                  Section 12.12 and the confidentiality requirements set out in
                  Section 12.19, permit any representatives of the Agent to visit and inspect its Oil and Gas Properties during ordinary business hours, and furnish the Agent with any information thereon reasonably requested by the Agent from time to time as may be available to it;

         (c) maintain, protect and preserve its Oil and Gas Properties which it operates in accordance with good oilfield practice and take reasonable steps to cause the operator of its Oil and Gas Properties which it does not operate to do likewise;

         (d) comply in all material respects with all Applicable Environmental Laws;

         (e) where the Lenders reasonably believe that a Borrower, a Material Subsidiary or Vermilion Trust is in material breach of an Applicable Environmental Law and that the result of such breach would have a Material Adverse Effect, permit or, if it is not the operator, seek the permission of the operator, for properly qualified representatives of such Borrower, such Material Subsidiary, Vermilion Trust or the Agent (at the option of the Agent) to conduct tests, inspections and appraisals of or on the subject Property, including environmental audits and soil tests, and to remove soil and other samples from the subject Property from time to time to determine whether there is a breach of an Applicable Environmental Law by such Borrower, such Material Subsidiary or Vermilion Trust which would have a Material Adverse Effect, provided that the results of any such tests shall also be delivered to such Borrower, such Material Subsidiary or Vermilion Trust, and the Borrowers shall be responsible for the costs thereof, and further provided that, notwithstanding the foregoing, such audits and soil tests may be conducted by a Borrower or such Material Subsidiary, if conducted by a Borrower, such Material Subsidiary or Vermilion Trust in a manner and with consultants satisfactory to the Agent, acting reasonably; and

         (f) subject to section 8.6, pay or cause to be paid all material rents, royalties and other obligations to pay money validly imposed upon it, or upon its properties or assets or any part thereof, as and when the same become due and payable or shall provide adequate reserves (in accordance with GAAP) for payment of any such obligation, the payment of which is being contested in good faith.

8.4      NEGATIVE CORPORATE COVENANTS

         Without the prior written consent of all of the Lenders (each to be acting reasonably), neither Borrower shall and Vermilion Canada shall not permit any Material Subsidiary or Vermilion Trust to:

         (a) merge, amalgamate or consolidate (other than in respect of the Arrangement) with any other Person or Persons other than with a Borrower or a Material Subsidiary, or enter into any reorganization or other transaction intended to effect a consolidation, amalgamation or merger (other than in respect of the Arrangement), or become a party to any transaction whereby directly or indirectly all or any substantial part of its Property would become the property of any other Person other than a Borrower or a Material Subsidiary, whether by way of reorganization, dissolution, winding-up, liquidation, administration, amalgamation, arrangement, transfer, lease or otherwise; or

         (b) change in any material respect the nature of its business or operations, or engage directly or indirectly in any material business activity or purchase or otherwise acquire any material property, in either case not reasonably related to or required for the conduct of its business as currently conducted.

8.5 RESTRICTIONS ON ADDITIONAL DEBT, GUARANTEES, SECURITY INTERESTS AND ACQUISITIONS

         Without the prior written consent of the Agent on the instructions of all the Lenders (each to be acting reasonably) neither Borrower shall and Vermilion Canada shall not permit any Material Subsidiary or Vermilion Trust to:

         (a) create, incur, assume or permit to exist any Debt, other than Debt under this Agreement, under the Subsidiary Guarantees, Debt secured by Permitted Encumbrances, Permitted Subordinated Debt and Debt owing under the 2003 Note Indenture provided that such Debt owing under the 2003 Note Indenture remains subordinated and postponed to the Obligations and the Security in accordance with the Subordination Agreement;

                                      =60-


         (b) provide any Guarantee, loans or other financial assistance to any Person which in aggregate exceed the amount of Cdn. $10,000,000 (or the U.S. Dollar equivalent), other than Guarantees for the benefit of the Agent, the Lenders, the Borrowers or a Material Subsidiary and loans or other financial assistance to the Borrowers or a Material Subsidiary;

         (c) create, assume, suffer to exist or otherwise have outstanding any Security Interest on any Property except for Permitted Encumbrances;

         (d) enter into any Contract with any Affiliate or purchase or otherwise acquire any property, assets (including shares) or undertaking, real or personal, tangible or intangible, of any Subsidiary or Affiliate of Vermilion Canada (other than with a Borrower, a Material Subsidiary or Vermilion Trust), unless such Contract, purchase or acquisition is on terms and conditions not more onerous to such Borrower, such Material Subsidiary or Vermilion Trust than if such Contract, purchase or acquisition was completed at fair market value with an arm's length third party;

         (e) at any time, permit its Subsidiaries which are not Material Subsidiaries (other than Aventura) to have total revenue which in the aggregate constitute more than 5% of the consolidated total revenue of Vermilion Canada for the then preceding twelve month period or to have total assets which in the aggregate constitutes more than 5% of the consolidated assets of Vermilion Canada;

         (f) enter into or otherwise become a party to or obligated under any Currency Hedge Agreement, Commodity Hedge Agreement, Interest Rate Hedge Agreement or other similar agreement ordinarily used for the purpose of hedging currency risk, commodity price risk or interest rate risk, unless such Currency Hedge Agreement, Commodity Hedge Agreement, Interest Rate Hedge Agreement or other agreement is entered into by a Borrower or a Material Subsidiary in the ordinary course of business and for the purpose of managing currency risk, exchange rate risk, commodity price risk or interest rate risk of such Borrower or such Material Subsidiary. Without limiting the FOregoing, neither Borrower shall and Vermilion Canada shall not permit any Material Subsidiary to, without the consent of the Majority Lenders, enter into:

                  (i) any Commodity Hedge Agreements which have a period of hedge of:

                           (A) one year or less, which when taken together with all other Commodity Hedge Agreements applicable for such period are, in the aggregate, in respect of more than 75% of four times the Petroleum Substances produced by the Borrowers and the Material Subsidiaries in the most recently completed fiscal quarter;

                           (B) more than one year and less than or equal to two years, which when taken together with all other Commodity Hedge Agreements applicable for such period are, in the aggregate, in respect of more than 60% of four times the Petroleum Substances produced by the Borrowers and the Material Subsidiaries in the most recently completed fiscal quarter;

                           (C) more than two years and less than or equal to three years, which when taken together with all other Commodity Hedge Agreements applicable for such period are, in the aggregate, in respect of more than 45% of four times the Petroleum Substances produced by the Borrowers and the Material Subsidiaries in the most recently completed fiscal quarter;

                           (D) more than three years and less than or equal to four years, which when taken together with all other Commodity Hedge Agreements applicable for such period are, in the aggregate, in respect of more than 35% of four times the Petroleum Substances produced by the Borrowers and the Material Subsidiaries in the most recently completed fiscal quarter; or

                           (E)      more than four years;

                  (ii) any Currency Hedge Agreement having a term greater than three years and covering more than 50% of foreign revenues, as forecasted by Vermilion Canada in its most recent reasonable financial forecast; or

                  (iii) any Interest Rate Hedge Agreement having a term greater than three years or covering more than 50% of the Debt of the Borrowers; or

         (g) directly or indirectly purchase or otherwise acquire or permit any Subsidiary to directly or indirectly purchase or otherwise acquire any Oil and Gas Properties (including Shares in a corporation or other Person owning or holding Oil and Gas Properties), in excess of Cdn. $60,000,000 (or the U.S. Dollar or Euro equivalent) for such purchases or acquisitions in North America and France and Cdn. $25,000,000 (or the U.S. Dollar or Euro equivalent) for such purchases or acquisitions in any other jurisdictions;

         (h) sell, with or without recourse or discount any of its notes or accounts receivable, except notes or accounts receivable the collection of which is doubtful in accordance with GAAP; and

         (i) directly or indirectly acquire any additional Shares in the Capital of Aventura.

8.6      RESTRICTIONS ON DISTRIBUTIONS

         Without the prior written consent of the Majority Lenders (each to be acting reasonably), neither Borrower shall and Vermilion Canada shall ensure that each Material Subsidiary and Vermilion Trust shall not:

         (a) declare, pay or make any Distribution (other than to Vermilion Canada or another Material Subsidiary), or redeem, purchase or otherwise acquire, any of its issued and outstanding Shares; or

         (b) pay interest on or repay any Debt owed to shareholders or Affiliates, other than to Vermilion Canada or another Material Subsidiary (including without limitation any principal and interest on the Notes owing under the Note Indenture but excluding any dealings with Exchangeable Shares (as defined in the Trust Indenture));

         PROVIDED that, notwithstanding the foregoing, Distributions may be made directly or indirectly to Vermilion Trust if: (i) no Default or Event of Default shall have occurred or shall occur as a result of making any such Distributions; (ii) no Borrowing Base Shortfall shall have occurred that is continuing; and (iii) the aggregate of all Distributions and other payments made by Vermilion Canada and any of its Material Subsidiaries to Vermilion Trust in any consecutive 12 month period do not exceed the Distributable Cash Flow of Vermilion Canada and its Material Subsidiaries during such 12 month period.

8.7      RESTRICTIONS ON PROPERTY DISPOSITIONS AND CAPITAL EXPENDITURES

         Without the prior written consent of the Majority Lenders (each to be acting reasonably), neither Borrower shall, and Vermilion Canada shall ensure that each Material Subsidiary shall not effect a proposed sale, transfer, assignment, abandonment, surrender, exchange, lease, sublease, conveyance or other disposition of any Oil and Gas Properties (which for the purposes of this Section 8.7 includes any direct sale, transfer, assignment, farmout, conveyance or other disposition of Oil and Gas Properties by the sale of any Shares in a Subsidiary) (a "DISPOSITION") where the aggregate sale proceeds or transaction value of all Dispositions in any consecutive twelve month period exceed 10% of the Borrower Base; provided that the following shall not be considered to be a Disposition for the purposes of this Section 8.7:

                  (i) sales of Petroleum Substances produced from the Oil and Gas Properties in the ordinary course of business;

                  (ii) abandonments and surrenders of Oil and Gas Properties in accordance with sound Oil and Gas industry practices;

                  (iii) poolings, unitizations and farmouts entered into in the ordinary course of business with arm's length third parties on commercial terms, in accordance with standard industry practices; and

                  (iv) Dispositions by a Material Subsidiary or Vermilion Trust to a Borrower or by a Borrower to a Material Subsidiary or Vermilion Trust.

         Vermilion Canada shall not without the prior written consent of the Majority Lenders (each to be acting reasonably) sell, transfer, sign or otherwise dispose of any of the Vermilion France Shares.

         The aggregate fair market value of all Dispositions made in the current fiscal year shall be certified by Vermilion Canada in each Compliance Certificate.

8.8      COVENANTS REGARDING INSURANCE

         (a) Each Borrower shall keep and Vermilion Canada shall cause each Material Subsidiary to keep, such of its Property that is of an insurable nature and is of a character usually insured by companies owning or operating the same or similar property in such jurisdiction in which such property is located, insured with responsible insurers (satisfactory to the Agent, acting reasonably) against loss or damage by fire and other causes customarily insured against by similar companies owning or operating the same or similar property in each jurisdiction in which such property is located and within customary limits of coverage and with customary deductibles. Each Borrower covenants and Vermilion Canada covenants to cause each Material Subsidiary to ensure such policy names the Agent as loss payee and an additional insured and that no such policy shall be materially altered or allowed to lapse without at least 30 days' prior written notice being provided to the Agent.

         (b) Each Borrower shall and Vermilion Canada shall cause each Material Subsidiary to maintain, with reputable insurers (satisfactory to the Agent, acting reasonably) third party public liability and property damage insurance covering all of its operations with limits of coverage usually carried by companies owning or operating the same or a similar type and size of business in each jurisdiction in which such property is operated, as that being conducted by it. Each Borrower covenants and Vermilion Canada covenants to cause each Material Subsidiary to ensure that the Agent is named as loss payee and an additional insured and that no such policy shall be materially altered or allowed to lapse without at least 30 days prior written notice being provided to the Agent.

8.9      NOTICE REQUIREMENTS

         Unless the Majority Lenders otherwise provide their prior written consent (such consent not to be unreasonably withheld), each Borrower shall promptly give written notice to the Agent of:

         (a) any Default or Event of Default, promptly upon such Borrower becoming aware of the same, using reasonable diligence;

         (b) any material amendment to its method of financial reporting, together with full particulars thereof, the reasons therefor and effect thereof;

         (c) any damage to or destruction of any Property which could reasonably be expected to give rise to a claim for insurance monies in excess of Cdn. $5,000,000;

         (d) any matter (excluding, however, market factors such as Petroleum Substance price, interest rate and currency exchange rate fluctuations) of which it is aware that would reasonably be expected to have a Material Adverse Effect; and

         (e) the commencement of, or any new development in, any actions, suits or proceedings against, in respect of or otherwise involving a Borrower, a Material Subsidiary or Vermilion Trust (or any of their property, assets or undertaking) before any Governmental/Judicial Body which if adversely determined, would reasonably be expected to have a Material Adverse Effect; and

         (f) any demand for payment made upon a Borrower, a Material Subsidiary or Vermilion Trust under a Contract entered into by a Borrower, such Material Subsidiary or Vermilion Trust, in excess of Cdn. $5,000,000 (or the U.S. Dollar Equivalent) whether in the nature of a margin call or otherwise which remains outstanding for more than 10 days.

8.10     NOTICE OF ENVIRONMENTAL MATTERS

         Unless the Majority Lenders otherwise provide their prior written consent, each Borrower shall promptly upon acquiring knowledge thereof, give written notice to the Agent of any Environmental Liability occurring on or in relation to its properties or the properties of a Material Subsidiary or Vermilion Trust, which could reasonably be expected to have a Material Adverse Effect.

8.11     VERMILION FRANCE, VERMILION BARBADOS AND VERMILION NETHERLANDS

         (a) Unless the Agent (on the instructions of the Majority Lenders) provides its prior written consent, Vermilion Canada shall cause each of Vermilion Barbados and Vermilion Netherlands to not:

                  (i) incur any indebtedness or liabilities of any kind or nature, other than Debt owed to Vermilion Canada and other than obligations (the "Non-Operating Entity Obligations") referred to in Part II of Schedule "I";

                  (ii) amend, renew, restate, or otherwise modify the Non-Operating Entity Obligations or have outstanding, at any time liabilities (other than the Principal amount of the

                           Non-Operating Entity Obligations) due or accruing due on account of such Non-Operating Entity Obligations that exceeds, in the aggregate, more than Cdn. $30,000;

                  (iii) establish, purchase or otherwise acquire assets or carry on any business or undertaking, other than in respect of the Non-Operating Entity Obligations or Debt owed by it to Vermilion Canada or Debt owed to it by Vermilion Canada; or

                  (iv) hold cash, near cash or other securities or monies in accounts paid:

                           (A) in consideration for or in satisfaction of any Debt owed to it by Vermilion Canada or any Material Subsidiaries;

                           (B) on account of the issuance of share capital, or

                           (C)      on account of Distributions,

                           for a period exceeding 5 Business Days.

         (b) Unless the Agent (on the instructions of the Majority Lenders) provides its prior written consent, Vermilion France shall not repay, satisfy or otherwise settle any of the principal amount of the Non-Operating Entity Obligations owing by Vermilion France to Vermilion Netherlands. If, notwithstanding the foregoing, Vermilion France repays, satisfies or otherwise settles the principal amount of the Non-Operating Entity Obligations owed by it to Vermilion Netherlands, Vermilion Canada shall cause each of Vermilion France and Vermilion Netherlands to execute, acknowledge and deliver each and every such further act, deed, document and instrument which the Agent may require, to ensure that it has a valid and enforceable Security Interest in the Non-Operating Entity Obligations owed by Vermilion France to Vermilion Netherlands;

         (c) Vermilion France hereby agrees to transfer, within three weeks after the first Advance to it under the French Tranche, all of the ordinary French banking operations of Vermilion France to the French Operating Lender.

8.12     DURATION OF COVENANTS

         The covenants contained in Sections 8.1 to 8.11 shall cease to be applicable when there are no amounts outstanding hereunder or under the Credit Documents and the Lenders have no further obligation to make the Credit available to either Borrower.

                                    ARTICLE 9
                                EVENTS OF DEFAULT

9.1      EVENTS OF DEFAULT

         Each of the following events or circumstances shall be an "EVENT OF DEFAULT":

         (a) if a Borrower shall fail to pay any principal owing hereunder on the date upon which the same is due and payable; or if a Borrower shall fail to pay any interest, fees or other amount (other than principal) due hereunder within two Business Days from the date upon which the same becomes due and payable;

         (b) if a Borrower, any Material Subsidiary or Vermilion Trust shall commit any breach of or omit to observe any of its covenants, obligations or undertakings under the Credit Documents (other than any breach or omission specifically dealt with in another paragraph of this Section 9.1) to which it is a party, and (i) such breach or omission is not capable of being remedied by such Borrower, such Material Subsidiary or Vermilion Trust, or (ii) if such breach or omission is capable of being remedied by such Borrower, a Material Subsidiary or Vermilion Trust, the same shall continue unremedied for more than 20 days after the earlier of such Borrower, such Material Subsidiary or Vermilion Trust having actual knowledge of the breach or omission, or such Borrower, such Material Subsidiary or Vermilion Trust receiving notice from the Agent of such breach or omission;

         (c) if any representation or warranty made by a Borrower, any Material Subsidiary or Vermilion Trust in any of the Credit Documents to which it is a party is, or shall prove to be, incorrect or misleading in when made or deemed to be made, and
                  (i) the matter is not capable of being remedied by such Borrower, such Material Subsidiary or Vermilion Trust, or (ii) if the matter is capable of being remedied, the same shall continue unremedied for more than 20 days after the earlier of such Borrower, such Material Subsidiary or Vermilion Trust having actual knowledge of the breach or omission, or such Borrower, such Material Subsidiary or Vermilion Trust receiving notice from the Agent of such breach or omission;

         (d) if any event or circumstance (including non-payment) shall occur under any agreement or instrument relating to Debt of a Borrower, any Material Subsidiary or Vermilion Trust (other than Debt owing to the Borrower, a Material Subsidiary or Vermilion Trust) which would permit a person to declare (whether immediately or with notice or lapse of time or both) an amount in excess of Cdn. $10,000,000 to become due prior to the stipulated date for repayment thereof, or maturity (or in the case of Debt payable on demand or a Guarantee, if any demand is made at all), and such circumstance shall continue unremedied for more than 20 days (provided that such grace period shall cease to apply if a demand has been made on a Borrower, a Material Subsidiary or Vermilion Trust therefore and any applicable grace period has expired or if the default is not being contested in good faith by such Borrower, such Material Subsidiary or Vermilion Trust, as applicable);

         (e) if a Borrower, any Material Subsidiary or Vermilion Trust shall:

                  (i) become insolvent, or generally not pay its debts or meet its liabilities as the same become due, or suspend the conduct of its business, or admit in writing its inability to pay its debts generally, or declare any general moratorium on payment of its indebtedness or interest thereon, or propose a compromise or arrangement between it and any of its creditors;

                  (ii) make an assignment of its property for the general benefit of its creditors whether or not under the BANKRUPTCY AND INSOLVENCY ACT (Canada), or make a proposal (or file a notice of its intention to do so) whether or not under such Act;

                  (iii) institute any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganization, administration, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any other statute, rule or regulation relating to bankruptcy, winding-up, insolvency, reorganization, administration, plans of arrangement, relief or protection of debtors (including the BANKRUPTCY AND INSOLVENCY ACT (Canada), the COMPANIES' CREDITORS ARRANGEMENT ACT (Canada) and any applicable BUSINESS CORPORATIONS ACT or COMPANY ACT);

                  (iv) apply for the appointment of, or the taking of possession by, a receiver, interim receiver, administrative receiver, receiver/manager, custodian, administrator, trustee, liquidator or other similar official for it or any material part of its Property; or

                  (v) take any overt action to approve, consent to or authorize any of the actions described in this paragraph (e) or in paragraph (f) below;

         (f) if any petition shall be filed, application made or other proceeding instituted by a third party against or in respect of a Borrower, any Material Subsidiary or Vermilion Trust:

                  (i) seeking to adjudicate it an insolvent, or a declaration that an act of bankruptcy has occurred;

                  (ii) seeking a receiving order against it including under the BANKRUPTCY AND INSOLVENCY ACT (Canada);

                  (iii) seeking liquidation, dissolution, winding-up, reorganization, administration, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any statute, rule or regulation relating to bankruptcy, winding-up, insolvency, reorganization, administration, plans of arrangement, relief or protection of debtors (including the BANKRUPTCY AND INSOLVENCY ACT (Canada), the COMPANIES' CREDITORS ARRANGEMENT ACT (Canada) and any applicable BUSINESS CORPORATIONS ACT or COMPANIES
                           ACT); or

                  (iv) seeking the entry of an order for relief or the appointment of a receiver, interim receiver, administrative receiver, receiver/manager, custodian, administrator, trustee, liquidator or other similar official for it or any material part of its Property, and such petition, application or proceeding shall continue undismissed, or unstayed and in effect, for a period of 20 days after the institution thereof, provided that if an order, decree or judgment which is not stayed has been granted (whether or not entered or subject to appeal) against such Borrower, such Material Subsidiary or Vermilion Trust, as applicable, thereunder in the interim, such grace period shall cease to apply;

         (g) if Property of a Borrower, any Material Subsidiary or Vermilion Trust having a fair market value in excess of Cdn. $10,000,000 (or the U.S. Dollar equivalent) shall be seized (including by way of execution, attachment, garnishment or distraint) or any Security Interest thereon shall be enforced, or such Property shall become subject to any charging order or equitable execution of a court, or any writ of enforcement, writ of execution or distress warrant with respect to obligations in excess of Cdn. $10,000,000 (or the U.S. Dollar equivalent) shall exist in respect of a Borrower, any Material Subsidiary, or Vermilion Trust or such Property, or any sheriff, civil enforcement agent or other person shall become lawfully entitled to seize or distrain upon any such property under the CIVIL ENFORCEMENT ACT (Alberta), the WORKERS' COMPENSATION ACT (Alberta), the PERSONAL PROPERTY SECURITY ACT (Alberta) or any other Applicable Laws whereunder similar remedies are provided, and in any case such seizure, execution, attachment, garnishment, distraint, charging order or equitable execution, or other seizure or right, shall continue in effect and not released or discharged for more than 20 days;

         (h) if one or more judgments for the payment of money in the aggregate in excess of Cdn. $10,000,000 (or the U.S. Dollar equivalent) from time to time, and not substantially covered by insurance, shall be rendered by a court of competent jurisdiction against a Borrower, any Material Subsidiary or Vermilion Trust and such party shall not have provided for its discharge in accordance with its terms within 20 days from the date of entry thereof;

         (i) if any Property of a Borrower, a Material Subsidiary or Vermilion Trust having a fair market value in excess of Cdn. $10,000,000 shall be expropriated without fair market value compensation being paid to such Borrower, such Material Subsidiary or Vermilion Trust or if any such expropriations would individually or in the aggregate, have a Material Adverse Effect;

         (j) if any material provision of any Credit Document shall at any time cease to be in full force and effect, be declared to be void or voidable or shall be repudiated, or the validity or enforceability thereof shall at any time be contested by a Borrower, any Material Subsidiary or Vermilion Trust, or a Borrower, any Material Subsidiary or Vermilion Trust shall deny that it has any or any further liability or obligation thereunder, and such Borrower, such Material Subsidiary or Vermilion Trust, as applicable, fails to provide assurances to the Agent within 20 days of a request therefore by the Agent;

         (k) if a Borrower, any Material Subsidiary or Vermilion Trust enters into an agreement for the sale of all or substantially all of its Property or makes an unauthorized assignment or bulk sale thereof;

         (l) if any receiver, receiver manager or similar officer is appointed over a Borrower, a Material Subsidiary or Vermilion Trust or over all or substantially all of the property and assets of a Borrower, a Material Subsidiary or Vermilion Trust and such receiver, receiver manager or similar official is not removed or discharged within ten (10) days of such appointment; provided however, such grace period shall cease to apply if such Borrower, such Material Subsidiary or Vermilion Trust consents to such appointment, fails to diligently object and contest the appointment with appropriate proceedings, or if such receiver, receiver manager or similar official is not effectively stayed from realizing on the property and assets of such Borrower, such Material Subsidiary or Vermilion Trust; and

         (m) if there occurs a Change of Control in respect of Vermilion Canada or Vermilion Trust and the Lenders have not consented to such Change of Control. In this Section 9.1(m)), "CHANGE OF CONTROL" means the occurrence of any of the following events:

                  (i) a Person or group of Persons, acting jointly or in concert, acquires, directly or indirectly (other than by way of security for a bona fide debt), securities of Vermilion Canada to which are attached more than 20% of the votes that may be cast to elect any director of Vermilion Canada;

                  (ii) a Person or group of Persons, acting jointly or in concert, acquires, directly or indirectly (other than by way of security for a bona fide debt), a sufficient number of Trust Units of Vermilion Trust or securities of Vermilion Canada that the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of Vermilion Canada; or

                  (iii) Vermilion Canada or Vermilion Trust amalgamates or otherwise merges its business and properties with or into any other Person if that amalgamation or merger results in the condition described in either paragraph (i) or (ii) above.

9.2      ACCELERATION AND TERMINATION OF RIGHTS

         If any Event of Default occurs, no Lender shall be under any further obligation to make Advances and the Majority Lenders may instruct the Agent to give notice to the Borrowers, any Material Subsidiary or Vermilion Trust (i) declaring the Lenders' obligations to make Advances to be terminated, whereupon the same shall forthwith terminate, and/or
         (ii) declaring the Obligations to be forthwith due and payable, whereupon they shall become and be forthwith due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by each Borrower. Provided however, if an Event of Default has occurred (and has not been waived in accordance with Section 9.5) but the Majority Lenders have not provided the Agent with instructions to make a declaration under (i) or (ii) above, the Operating Lender may declare its obligations to make Advances under the Working Capital Tranche to be terminated, whereupon the same shall forthwith terminate and/or the Operating Lender may declare the Obligations owing to the Operating Lender under the Working Capital Tranche to be forthwith due and payable, whereupon they shall become and be forthwith due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrowers. The Operating Lender agrees to provide to the other Lenders hereunder, copies of any declaration delivered to Vermilion Canada by the Operating Lender pursuant to this
         Section 9.2, within a reasonable time after such declaration is provided to Vermilion Canada.

9.3      PAYMENT OF BANKERS' ACCEPTANCES, LETTERS OF CREDIT AND SPECIAL TERM LCS

         Immediately upon the making of a declaration by the Agent or the Operating Lender, as the case may be, referred to in Section 9.2, each Borrower shall, without necessity of further act or evidence, be and become thereby unconditionally obligated to deposit forthwith with the Agent and/or the Operating Lender for the Lenders' benefit Collateral equal to the full principal amount at maturity of all Bankers' Acceptances, Notional Bankers' Acceptances and Tender Cheques then outstanding and the then face amount of all Letters of Credit then outstanding for the Borrowers' account, and each Borrower hereby unconditionally promises and agrees to deposit with the Agent and/or the Operating Lender immediately upon such demand Collateral in the amount so demanded. Each Borrower authorizes the Lenders, or any of them, to debit its account with the amount required to pay such Bankers' Acceptances and Notional Bankers' Acceptances, notwithstanding that any such Bankers' Acceptances and Notional Bankers' Acceptances may be held by the Lenders, or any of them, in their own right at maturity, and the amount required to pay any drawings under Letters of Credit. Amounts paid to the Agent pursuant to such a demand in respect of Bankers' Acceptances or Notional Bankers' Acceptances shall be applied against, and in respect of a demand by the Agent shall reduce, pro rata among the BA Lenders and Non BA Lenders, in the case of Bankers' Acceptances and Notional Bankers' Acceptances (to the extent of the amounts paid to the Agent in respect of Bankers' Acceptances or Notional Bankers' Acceptances, as the case may be), the obligation of the applicable Borrower to pay amounts then or thereafter payable under such Bankers' Acceptances or Notional Bankers' Acceptances accepted or issued under the Syndicate Tranche at the times amounts become payable under or in respect thereof, as the case may be. Amounts paid to the Operating Lender in respect of a demand by the Operating Lender only shall be applied against and shall reduce the obligation of Vermilion Canada to pay amounts thereafter payable under Bankers' Acceptances, Tender Cheques and Letters of Credit accepted or issued under the Working Capital Tranche, at the times amounts become payable under or in respect thereof, as the case may be.

9.4      REMEDIES

         Upon the making of a declaration contemplated by Section 9.2, the Majority Lenders may instruct the Agent to take such action or proceedings on behalf of the Lenders as the Majority Lenders in their sole discretion deem expedient to enforce the rights and remedies available to the Agent and the Lenders under or in respect of the Credit Documents, all without any additional notice, presentment, demand, protest or other formality, all of which are hereby expressly waived by each Borrower. Provided however, if a declaration contemplated by Section 9.2 is made by the Operating Lender only, the Operating Lender may take such actions or proceedings or instruct the Agent to take such actions or proceedings on behalf of the Operating Lender as the Operating Lender in its sole discretion deems expedient to enforce the rights and remedies available to it under or in respect of the Credit Documents, all without any additional notice, presentment, demand, protest or other formality, all of which are hereby waived by each Borrower.

9.5      WAIVERS

         Subject to Section 10.7(c), the Majority Lenders may from time to time waive an Event of Default, absolutely or for a limited time and subject to such terms and conditions as such Majority Lenders may specify. No such waiver shall be construed to extend to the occurrence of any other Event of Default. Any such waiver may be given prospectively or retrospectively. No failure of the Agent or the Lenders to exercise, or delay by the Agent or the Lenders in exercising, any of its rights or remedies shall be construed as a waiver of any Event of Default.

9.6      NO OBLIGATION TO ENFORCE

         Neither the Lenders nor the Agent shall be under any obligation to either Borrower or any other Person to enforce any rights or remedies available to the Lenders or the Agent under any of the Credit Documents from time to time or any part thereof. The Lenders shall not be responsible or liable to either Borrower or any other Person for any loss or damage upon the enforcement of any rights or remedies available to the Lenders under any of the Credit Documents from time to time, the failure to realize or enforce such rights and remedies or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that a Lender may be responsible or liable for any loss or damage arising from the willful misconduct or negligence of that Lender.

9.7      PERFORM OBLIGATIONS

         If an Event of Default has occurred and is continuing and if a Borrower has failed to perform any of its covenants or agreements in the Credit Documents, the Majority Lenders may, but shall be under no obligation to, instruct the Agent on behalf of the Lenders to perform any such covenants or agreements in any manner deemed fit by the Majority Lenders without thereby waiving any rights to enforce the Credit Documents. The reasonable expenses (including any legal costs) paid by the Agent and/or the Lenders in respect of the foregoing shall, at the option of the Majority Lenders, be added to the Obligations outstanding hereunder.

9.8      REMEDIES CUMULATIVE

         The rights and remedies of the Agent and the Lenders (or any of them) under the Credit Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law. Any single or partial exercise by the Agent and the Lenders (or any of them) of any right or remedy for a default or breach of any term, covenant, condition or agreement herein contained shall not be deemed to be a waiver of or to alter, affect, or prejudice any other right or remedy or other rights or remedies to which the Agent or the Lenders (or any of them) may be lawfully entitled for the same default or breach. Any waiver by the Agent or the Lenders (or any of them) of the strict observance, performance or compliance with any term, covenant, condition or agreement herein contained, and any indulgence granted by the Agent or the Lenders (or any of them) shall be deemed not to be a waiver of any subsequent default.

9.9      SET-OFF OR COMPENSATION

         In addition to and not in limitation of any rights now or hereafter granted under Applicable Laws, upon the occurrence and during the continuance of an Event of Default, the Lenders, or any of them, may at any time and from time to time without notice to either Borrower or any other Person, any notice being expressly waived, set-off, combine accounts and compensate and apply any and all deposits, general or special, time or demand, provisional or final, matured or unmatured, and any other indebtedness at any time owing by the Lenders or any Parent of a Lender, or any of them, to or for the credit of or the account of the Borrowers or any Subsidiary of Vermilion Canada, against and on account of the Obligations owing by the Borrowers and such other Subsidiary to the Lenders and a Parent of a Lender, notwithstanding that any of them are contingent or unmatured.

                                   ARTICLE 10
                            THE AGENT AND THE LENDERS

10.1     AUTHORIZATION OF AGENT AND RELATIONSHIP

         Each Lender hereby appoints BMO as agent and BMO hereby accepts such appointment. The appointment may only be terminated as expressly provided in this Agreement. Each Lender hereby authorizes the Agent to take such action on its behalf under the provisions of this Agreement and the other Credit Documents and to exercise such powers and perform such duties as are expressly delegated to the Agent by the terms of this Agreement and the other Credit Documents, together with all powers reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Agent shall have no duties or obligations except those expressly set forth herein and no other duties or obligations of the Agent shall be implied in this Agreement or in any other Credit Documents. The Agent may perform such duties or obligations by or through its agents or employees. The Agent shall not by reason of this Agreement or any of the other Credit Documents have a fiduciary duty in respect of any Lender. As to any matters not expressly provided for by this Agreement, the Agent is not required to exercise any discretion or to take any action, but is required to act or to refrain from acting (and is fully protected in so acting or refraining from acting) upon the instructions of the Lenders or the Majority Lenders, as the case may be. Those instructions shall be binding upon all Lenders, but the Agent is not required to take any action which exposes the Agent to personal liability or which is contrary to this Agreement or Applicable Law.

10.2     DISCLAIMER OF AGENT

         The Agent makes no representation or warranty, and assumes no responsibility with respect to the due execution, legality, validity, sufficiency, enforceability or collectability of this Agreement or any other Credit Document. The Agent assumes no responsibility for the financial condition of either Borrower, any Subsidiary or Vermilion Trust, or for the performance of the obligations of either Borrower, any Subsidiary or Vermilion Trust under this Agreement or any other Credit Document. The Agent assumes no responsibility with respect to the accuracy, authenticity, legality, validity, sufficiency or enforceability of any documents, papers, materials or other information furnished by either Borrower, any Subsidiary or Vermilion Trust to the Agent. The Agent shall not be required to ascertain or inquire as to the performance or observance of any of the terms, conditions, provisions, covenants or agreements contained herein or as to the use of the proceeds of the Credit or of the existence or possible existence of any Default or Event of Default unless the officers or employees of the Lender acting as Agent active in their capacity as officers or employees on the accounts of the Borrowers have actual knowledge thereof, or have been notified thereof in writing by a Borrower or a Lender. Neither the Agent nor any of its directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by it or them as Agent under or in connection with the Agreement except for its or their own gross negligence or willful misconduct. With respect to its Commitment, the Lender acting as Agent shall have the same rights and powers hereunder as any other Lender, and may exercise the same as though it were not performing the duties and functions delegated to it as Agent hereunder. The French Operating Lender and the other Lenders acknowledge and agree that the Advances and payments (until a declaration is made by the Agent pursuant to Section 9.2(i) or (ii)) under the French Tranche will be made directly between the French Operating Lender and Vermilion France on and subject to the provision set out in this Agreement that are applicable to Advances and payments under the French Tranche. Except as provided in Section 10.10, the Agent shall have no responsibility with respect to the co-ordination or administration of any Advance or payment (until a declaration is made by the Agent pursuant to Section 9.2(i) or (ii)) under the French Tranche. After a declaration of the Agent pursuant to Section 9.2(i) or (ii), all payments made in respect of the French Tranche shall be forwarded to the Agent, for distribution to the Lender in accordance with Section 10.4.

10.3     FAILURE OF LENDER TO FUND

         (a) Unless the Agent has actual knowledge that a Lender has not made or will not make available to the Agent for value on a Drawdown Date the applicable amount required from such Lender pursuant to Sections 6.6 or 6.9 or its Proportionate Share of a deemed Advance under Section 6.11, the Agent shall be entitled to assume that such amount has been or will be received from such Lender when so due and the Agent may (but shall not be obliged to), in reliance upon such assumption, make available to Vermilion Canada a corresponding amount (except that no such amount shall be made available to Vermilion Canada in the case of a deemed Advance). If such amount is not in fact received by the Agent from such Lender on such Drawdown Date and the Agent has made available a corresponding amount to Vermilion Canada on such Drawdown Date as aforesaid (or is deemed to have made an Advance to Vermilion Canada in such amount), such Lender shall pay to the Agent on demand an amount equal to the aggregate of the applicable amount required from such Lender pursuant to Sections 6.6 or 6.9 or its Proportionate Share of a deemed Advance under Section 6.11 plus an amount equal to the product of (i) the rate per annum applicable to overnight deposits made with the Agent for amounts approximately equal to the amount required from such Lender multiplied by (ii) the amount that should have been paid to the Agent by such Lender on such Drawdown Date and was not, multiplied by (iii) a fraction, the numerator of which is the number of days that have elapsed from and including such Drawdown Date to but excluding the date on which the amount is received by the Agent from such Lender and the denominator of which is 360 if the Advance is a LIBOR Advance and 365 or 366 (as the case may be) in all other cases. A certificate of the Agent containing details of the amount owing by a Lender under this Section shall be binding and conclusive in the absence of manifest error. If any such amount is not in fact received by the Agent from such Lender on such Drawdown Date, the Agent shall be entitled to recover from Vermilion Canada, on demand, the related amount made available by the Agent to Vermilion Canada as aforesaid together with interest thereon at the applicable rate per annum payable by Vermilion Canada hereunder.

         (b) Notwithstanding the provisions of Section 10.3(a), if any Lender fails to make available to the Agent or if applicable, directly to a Borrower, its Proportionate Share of any Advance, which for greater certainty includes a deemed Advance, (such Lender being herein called the "DEFAULTING LENDER"), the Agent shall forthwith give notice of such failure by the Defaulting Lender to Vermilion Canada (except where such failure relates to a deemed Advance or an Advance made directly to a Borrower) and the other Lenders. The Agent shall then forthwith give notice to the other Lenders that any Lender may make available to the Agent or if applicable directly to a Borrower, all or any portion of the Defaulting Lender's Proportionate Share of such Advance (but in no way shall any other Lender or the Agent be obliged to do so) in the place of the Defaulting Lender. If more than one Lender gives notice that it is prepared to make funds available in the place of a Defaulting Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the "CONTRIBUTING LENDERS" and individually called the "CONTRIBUTING LENDER") are prepared to make available exceeds the amount of the Advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its Proportionate Share of such Advance based on the Contributing Lenders' relative commitments to advance in such circumstances. If any Contributing Lender makes funds available in the place of a Defaulting Lender in such circumstances, then the Defaulting Lender shall pay to any Contributing Lender making the funds available in its place, forthwith on demand, any amount advanced on its behalf together with interest thereon at the rate applicable to such Advance from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Advance from the applicable Borrower. The failure of any Lender to make available to the Agent its Proportionate Share of any Advance as required herein shall not relieve any other Lender of its obligations to make available to the Agent its Proportionate Share of any Advance as required herein.

10.4     PAYMENTS BY THE BORROWERS, MATERIAL SUBSIDIARIES AND VERMILION TRUST

         Prior to a declaration being made by the Agent pursuant to Section 9.2(i) or (ii), all payments made by or on behalf of a Borrower, the Material Subsidiaries or Vermilion Trust pursuant to this Agreement or the other Credit Documents under or in respect of the Syndicate Tranche or the Working Capital Tranche shall be made to and received by the Agent on behalf of the Lenders and shall be distributed by the Agent to the Lenders (other than to the French Operating Lender) as soon as possible upon receipt by the Agent. Prior to a declaration being made by the Agent pursuant to Section 9.2(i) or (ii), all payments made by or on behalf of Vermilion France under the French Tranche shall be made to and received by the French Operating Lender on its own account. Upon and after a declaration being made by the Agent pursuant to Section 9.2(i) or (ii), all payments made by or on behalf of either Borrower, the Material Subsidiaries or Vermilion Trust pursuant to this Agreement or the other Credit Documents under or in respect of any Tranche shall be made to and received by the Agent on behalf of the Lenders and shall be distributed by the Agent to the Lenders as soon as possible upon receipt by the Agent. Subject to the provisions of Section 10.5 hereof, the Agent shall distribute amounts received by it in the following order:

         (a)      unpaid fees, costs and expenses of the Agent;

         (b) payments of interest and fees: (i) in accordance with each Lender's Proportionate Share of the Credit, or (ii) if before a declaration is made by the Agent pursuant to Section 9.2(i) or (ii) and Vermilion Canada has designated the application of a payment solely to one or more of the Syndicate Tranche or the Working Capital Tranche in accordance with each Lender's Proportionate Share of such Tranche; or (iii) after a declaration is made by the Agent pursuant to Section 9.2(i) or
                  (ii), the Agent shall distribute payments of interest and fees (including without limitation any payment of interest or fees obtained by the Agent as a result of the enforcement of the Security) in accordance with each Lender's Proportionate Share of the then outstanding Obligations owing to all of the Lenders at the time of such declaration. For the purpose of this Section 10.4(b)(iii), "Lenders" shall include those Persons holding Obligations under Eligible Swap Agreements which were Lenders hereunder at the time such Eligible Swap Agreements were entered into, but which are not Lenders hereunder at the time of a declaration pursuant to Section 9.2(i) or (ii) and the Parent of a Lender where the Parent is owed any of the Obligations;

         (c) repayments of principal: (i) in accordance with each Lender's Proportionate Share of the Credit, or (ii) if before a declaration is made by the Agent pursuant to Section 9.2(i) or
                  (ii) and Vermilion Canada has designated the application of a payment solely to one or more of the Syndicate Tranche or the Working Capital Tranche, in accordance with each Lender's Proportionate Share of such Tranche; or (iii) after a declaration is made by the Agent pursuant to Section 9.2(i) or
                  (ii), the Agent shall distribute repayments of principal (including without limitation any repayments of principal obtained by the Agent as a result of the enforcement of the Security) in accordance with each Lender's Proportionate Share of the aggregate of all of the then outstanding Obligations owed to all of the Lenders at the time of such declaration. For the purpose of this Section 10.4(c)(iii), "Lenders" shall include those Persons holding Obligations under Eligible Swap Agreements which were Lenders hereunder at the time such Eligible Swap Agreements were entered into, but which are not Lenders hereunder at the time of a declaration pursuant to
                  Section 9.2(i) or (ii) and the Parent of a Lender where the Parent is owed any of the Obligations;

         (d) amounts received (net of all relevant costs and expenses of the Agent) by the Agent as a result of the exercise of any right of set-off, combination or consolidation of accounts, or by counterclaim or cross-action, in accordance with each Lender's Proportionate Share of the then outstanding Obligations owing to all of the Lenders at the time of such set-off, combination or consolidation of accounts or if applicable, at the time of the receipt of such amounts from any counterclaim or cross-action. For the purpose of this
                  Section 10.4(d), "Lenders" shall include those Persons holding Obligations under Eligible Swap Agreements which were Lenders hereunder at the time such Eligible Swap Agreements were entered into, but which are not Lenders hereunder at the time of such set-off, combination or consolidation, or if applicable, at the time of receipt of such amounts from any counterclaim or cross-action and the Parent of a Lender where the Parent is owed any of the Obligation; and

         (e) all other payments received by the Agent under this Agreement, in accordance with what would otherwise be each Lender's Proportionate Share of the Credit.

         Notwithstanding the foregoing, any such distribution that would otherwise be made pursuant to Section 10.4(d) on account of any outstanding Bankers' Acceptances, Notional Bankers' Acceptances or Letters of Credit shall be set aside in a separate collateral account for the primary benefit of the Lenders who have issued such Bankers' Acceptances, Notional Bankers' Acceptances or Letters of Credit (and for the secondary benefit of the Lenders in respect of other Obligations owing by the Borrowers to the Lenders) until and to the extent that such Obligations become matured and not contingent, at which time such distributions shall be made to the Lenders for whose primary benefit such amounts are held.

         Subject to Section 10.5, if the Agent does not distribute a Lender's Proportionate Share of a payment made by a Borrower to or for the benefit of that Lender for value on the day that payment is made or deemed to have been made to the Agent, the Agent shall pay to the Lender on demand an amount equal to the product of (i) the Agent's rate per annum applicable to overnight deposits for amounts approximately equal to the amount of the payment multiplied by (ii) the Lender's Proportionate Share of the amount received by the Agent from such Borrower and not so distributed, multiplied by (iii) a fraction, the numerator of which is the number of days that have elapsed from and including the date of receipt of the payment by the Agent to but excluding the date on which the payment is made by the Agent to such Lender and the denominator of which is 365 or 366 (as applicable).

         Each of the Parties hereto acknowledges and agrees that if during the time that a Person is a Lender hereunder, such Person enters into Eligible Swap Agreements, and thereafter such Person ceases to be a Lender hereunder, the Obligations owing to such Person under the Eligible Swap Agreements to which it is a party, shall be secured by the Security and any amounts received by the Agent in respect of the Obligations after a declaration has been made by the Agent pursuant to Sections 9.2(i)or (ii), shall be distributed by the Agent to the Lenders hereunder and to the Person holding Obligations under the Eligible Swap Agreements in accordance with their Proportionate Shares. Except for the right of such Person to receive its Proportionate Share of the amounts received by the Agent, as set out in Sections 10.4(b)(iii), (c)(iii) and (d), such Person shall not have any rights under this Agreement, the Security or under any other Credit Document. Without limiting the generality of the foregoing, without notice to or the consent of any such Person, the Lenders hereunder may:

         (f) permit any increase or decrease, however significant, of the Credit or the Obligations or otherwise supplement, amend, restate, substitute, in whole or in part, however significant, the Obligations, this Agreement, the Security or any other Credit Document, or in whole or in part, terminate the availability of Credit or demand payment or performance of all or any of the Obligations;

         (g) enforce or take any action under or abstain from enforcing or taking action under this Agreement or any other Credit Document;

         (h) take, give up, subordinate, release or discharge any Security, supplement, amend, restate, substitute, renew, abstain from receiving, perfect or abstain from perfecting or maintaining the perfection of any Security, enforce, take action under or realize in any manner or abstain from enforcing, taking action under or realizing any Security, deal with or abstain from dealing with all or any part of the undertaking, property and assets subject to the Security or allow a Borrower, any Subsidiary of Vermilion Canada or others to deal with such undertaking, properly;

         (i) renew all or any part of the Credit or the Obligations or grant extensions of time or any other indulgences to the Borrowers, any Subsidiary of Vermilion Canada, Vermilion Trust or any other Person;

         (j) accept or make compromises or arrangements with or release, discharge or otherwise deal with or abstain from dealing with the Borrowers, any Subsidiary of Vermilion Canada, Vermilion Trust or any other Person;

         (k) in whole or in part prove or abstain from proving a claim in any Insolvency Proceeding of or affecting the Borrowers, any Subsidiary of Vermilion Canada, Vermilion Trust or any other Person; and

         (l) agree with the Borrowers, any Subsidiary of Vermilion Canada, Vermilion Trust or any other Person to do anything described in Subsections (a) to (f) above.

         Each Person that holds Obligations under Eligible Swap Agreements at the time a declaration is made by the Agent pursuant to Section 9.2(i) or (ii), but is not at such time a Lender hereunder, acknowledges and agrees that the Agent on the instructions of the Majority Lenders shall be entitled to vote the claims of such Person in respect of the Obligations owed to it under all of the Eligible Swap Agreements in an Insolvency Proceeding relating to the Borrowers and the Subsidiaries of Vermilion Canada. Such Person shall do, execute, acknowledge and deliver and cause to be done, executed, acknowledged and delivered, every such further act, deed or document that the Agent may reasonably request, to give effect to the foregoing.

10.5     PAYMENTS BY AGENT

         (a) For greater certainty, the following provisions shall apply to any and all payments made by the Agent to the Lenders hereunder:

                  (i) the Agent shall be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of such payment has been received by the Agent from the applicable Borrower;

                  (ii) if the Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by a Borrower under this Agreement, the Agent shall have no obligation to remit to each Lender any amount other than such Lender's Proportionate Share (based on the then outstanding Obligations of the Borrowers hereunder) of that amount which is the amount actually received by the Agent;

                  (iii) if any Lender advances more or less than its Proportionate Share of the Credit, such Lender's entitlement to such payment shall be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender;

                  (iv) if a Lender's Proportionate Share of an Advance has been advanced for less than the full period to which any payment by a Borrower relates, such Lender's entitlement to such payment shall be reduced in proportion to the length of time such Lender's Proportionate Share of the applicable Advance has actually been outstanding;

                  (v) the Agent acting reasonably and in good faith shall, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and such determination shall, in the absence of manifest error, be binding and conclusive;

                  (vi) upon request, the Agent shall deliver a statement detailing any of the payments to the Lenders referred to herein; and

                  (vii) all payments by the Agent to a Lender hereunder shall be made to such Lender at its address set out in Schedule "B" unless notice to the contrary is received by the Agent from such Lender.

         (b) Unless the Agent has actual knowledge that a Borrower has not made or will not make a payment to the Agent for value on the date in respect of which such Borrower has notified the Agent that the payment will be made to the Agent, the Agent shall be entitled to assume that such payment has been or will be received from such Borrower when due and the Agent may (but shall not be obliged to), in reliance upon such assumption, pay the Lenders' corresponding amounts. If the payment by such Borrower is in fact not received by the Agent on the required date and the Agent has made available corresponding amounts to the Lenders, such Borrower shall, without limiting its other obligations under this Agreement, indemnify the Agent against any and all liabilities, obligations, losses (other than loss of profit), damages, penalties, and all reasonable costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on or incurred by the Agent as a result of such non-payment. A certificate of the Agent with respect to any amount owing under this Section shall be prima facie evidence of the amount owing in the absence of manifest error. If a payment is not in fact received by the Agent from such Borrower and the Agent has paid to a Lender a corresponding amount, such Lender shall pay to the Agent on demand an amount equal to the aggregate of the amount of such payment made to the Lender plus the product of (i) the Lender's rate per annum applicable to overnight deposits for amounts approximately equal to the amount paid by the Agent to such Lender and not so received from such Borrower multiplied by (ii) the amount paid by the Agent to such Lender and not so received from such Borrower, multiplied by (iii) a fraction, the numerator of which is the number of days that have elapsed from and including the date of payment by the Agent to the Lender to but excluding the date on which payment is made by such Lender to the Agent and the denominator of which is 365 or 366 (as applicable).

10.6     DIRECT PAYMENTS

         The Lenders agree among themselves that, except as otherwise provided for in this Agreement and except as necessary to adjust for Advances that are not in each Lender's Proportionate Share under the Credit, all sums received by a Lender (including amounts received by the Parent of a Lender with respect to Eligible Swap Agreements) relating to this Agreement, by virtue of the other Credit Documents or by virtue of any Eligible Swap Agreements, whether received by voluntary payment, by the enforcement of the Security, the exercise of the right of set-off, combination or consolidation of accounts, or compensation or by counterclaim, cross-action or otherwise, shall be shared by each Lender in its Proportionate Share of the Credits or the Obligations then outstanding, as applicable, in accordance with Section 10.4 and each Lender undertakes and agrees to do all such things as may be reasonably required to give full effect to this Section, including, without limitation, the purchase from other Lenders of a portion of any Advances by the Lender who has received an amount (including amounts received by the Parent of the Lender) in excess of its Proportionate Share as shall be necessary to cause such purchasing Lender to share the excess amount rateably in its Proportionate Share with the other Lenders. If any sum which is so shared is later recovered from the Lenders who originally received it, the Lender shall restore its Proportionate Share of such sum to such Lenders, without interest. If any Lender (a "RECEIVING LENDER") or its Parent shall obtain any payment of the Obligations as referred to above, the Receiving Lender shall forthwith remit such payment to the Agent and, upon receipt, the Agent shall distribute such payment in accordance with the provisions of Section 10.4.

10.7     ADMINISTRATION OF THE CREDITS

         (a) Unless otherwise specified herein, the Agent shall perform the following duties under this Agreement:

                  (i) take delivery of each Lender's Proportionate Share of an Advance under the Syndicate Tranche or the Working Capital Tranche, as applicable and make all Advances hereunder in accordance with the procedures set forth in Sections 6.6 and 6.9;

                  (ii) use reasonable efforts to collect promptly all sums due and payable by the Borrowers pursuant to this Agreement;

                  (iii) make all payments to the Lenders in accordance with the provisions hereof;

                  (iv) hold all legal documents relating to the Credit, maintain complete and accurate records showing all Advances made by the Lenders, all remittances and payments made by the Borrowers to the Agent, all remittances and payments made by the Agent to the Lenders and allow each Lender and their respective advisors to examine such accounts, records and documents at their own expense, and provide any Lender, upon reasonable notice, with such copies thereof as such Lender may reasonably require from time to time at its expense;

                  (v) except as otherwise specifically provided for in this Agreement, promptly advise each Lender upon receipt of each notice and deliver to each Lender, promptly upon receipt, all other written communications furnished by a Borrower to the Agent pursuant to this Agreement, including without limitation copies of financial reports and certificates which are to be furnished to the Agent;

                  (vi) forward to each of the Lenders, one copy each of this Agreement and other Credit Documents;

                  (vii) promptly forward to each Lender, upon request, an up-to-date loan status report and any other information respecting the Borrowers reasonably requested by such Lender;

                  (viii) upon learning of same, promptly advise each Lender in writing of the occurrence of an Event of Default or the occurrence of any event, condition or circumstance which could be expected to have a Material Adverse Effect, provided that, except as aforesaid, the Agent shall be under no duty or obligation whatsoever to provide any notice to the Lenders and further provided that each Lender hereby agrees to notify the Agent of any Default or Event of Default of which it may reasonably become aware; and

                  (ix) advise each Lender in writing of any change in the Operating Lender under the Working Capital Tranche or any change to the French Operating Lender under the French Tranche, promptly upon learning of same.

         (b) The Agent may take the following actions only with the prior consent of the Majority Lenders, unless otherwise specified in this Agreement:

                  (i) subject to Section 10.7(c), exercise any and all rights of approval and consent specifically conferred upon the Lenders (and not the Agent) by this Agreement;

                  (ii) amend, modify or waive any of the terms of this Agreement (including waiver of an Event of Default) if such action is not otherwise provided for in
                           Section 10.7(c);

                  (iii) declare an Event of Default or take action to enforce performance of the Obligations of the Borrowers, the Material Subsidiaries and Vermilion Trust under and in respect of the Credit Documents, enforce the Security and/or pursue any other legal remedy necessary;

                  (iv) declare the amounts outstanding under the Syndicate Tranche and French Tranche portion of the Credit to be due and payable in accordance with Section 9.2; and

                  (v) pay insurance premiums, taxes and any other sums as may be reasonably required to protect the interests of the Lenders.

         (c) The Agent may take the following actions only if the prior unanimous consent of the Lenders is obtained, unless otherwise contemplated or provided for in this Agreement:

                  (i) amend, modify, discharge, terminate or waive any of the material terms of the Security;

                  (ii) amend, modify, discharge, terminate or waive any of the terms of this Agreement if such amendment, modification, discharge, termination or waiver would increase the amount of the Credit, reduce the interest rate applicable to the Credit, reduce the fees payable with respect to the Credit, extend any date fixed for payment of principal or interest relating to the Credit (including a waiver of any requirement of the Borrower to repay outstanding Obligations pursuant to Section 3.5 and a waiver of an Event of Default described in Section 9.1(a)), extend the Stated Maturity Date or affect the priority of the Security; and

                  (iii) amend the definition of "Borrowing Base", "Majority Lenders", "Required Lenders", Section 8.5(c) or this
                           Section 10.7(c).

         (d) As between the Borrowers, on the one hand, and the Agent and the Lenders, on the other hand:

                  (i) all statements, certificates, consents and other documents which the Agent purports to deliver on behalf of the Lenders or the Majority Lenders shall be binding on each of the Lenders, and the Borrowers shall not be required to ascertain or confirm the authority of the Agent in delivering such documents;

                  (ii) all certificates, statements, notices and other documents which are delivered by a Borrower to the Agent in accordance with this Agreement shall be deemed to have been delivered to each of the Lenders;

                  (iii) all payments which are delivered by a Borrower to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders, as applicable; and

                  (iv) unless a Default or an Event of Default has occurred and is continuing, the consent of Vermilion Canada to the appointment of any Successor Agent must be obtained, but such consent shall not be unreasonably withheld.

10.8     RIGHTS OF AGENT

         (a) In administering the Credit or in realizing on the rights available under this Agreement or the other Credit Documents, the Agent may retain, at the expense of the Lenders if such expenses are not recoverable from the Borrowers, such solicitors, counsel, auditors and other experts and agents as the Agent may select, in its sole discretion, acting reasonably and in good faith after consultation with the Lenders.

         (b) The Agent shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed by the proper individual or individuals, and shall be entitled to rely and shall be protected in relying as to legal matters upon opinions of independent legal advisors selected by it. The Agent may also assume that any representation made by a Borrower is true and that no Default or Event of Default has occurred unless the officers or employees of the Lender acting as Agent, active in their capacity as officers or employees responsible for the Borrower's accounts have actual knowledge to the contrary or have received notice to the contrary from any other party to this Agreement.

         (c) The Agent may, without any liability to account, but subject to the terms of this Agreement, enter into swap agreements, futures contracts and other similar agreements with either Borrower, accept deposits from and lend money to and generally engage in any kind of banking, or other business with either Borrower or any Subsidiary, as if it were not the Agent.

         (d) The Agent shall not be required to advance its own funds for any purpose, and in particular, shall not be required to pay with its own funds insurance premiums, taxes or public utility charges or the cost of repairs or maintenance with respect to any of the Property of either Borrower, any Subsidiary of Vermilion Canada or Vermilion Trust, nor shall it be required to pay with its own funds the fees of solicitors, counsel, auditors, experts, or agents engaged by it as permitted hereby.

10.9     ACKNOWLEDGEMENTS, REPRESENTATIONS AND COVENANTS OF LENDERS

         (a) It is acknowledged and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, property, affairs, status and nature of the Borrowers, each Subsidiary of Vermilion Canada and Vermilion Trust. Accordingly, each Lender confirms to the Agent that it has not relied, and will not hereafter rely, on the Agent (i) to check or inquire on its behalf into the adequacy or completeness of any information provided by either Borrower, a Material Subsidiary or Vermilion Trust under or in connection with this Agreement, the other Credit Documents or the transactions herein contemplated (whether or not such information has been or is hereafter distributed to such Lender by the Agent) or (ii) to assess or keep under review on its behalf the financial condition, creditworthiness, property, affairs, status or nature of either Borrower, Material Subsidiary or Vermilion Trust.

         (b) Each Lender represents and warrants that it has the legal capacity to enter into this Agreement pursuant to its charter and any Applicable Laws and has not violated its charter, constating documents or any Applicable Laws by so doing.

         (c) Each Lender agrees to indemnify the Agent (to the extent not reimbursed by the Borrowers), rateably according to its Proportionate Share of the Credit from and against any and all liabilities and obligations (whether direct or indirect, contingent or otherwise), losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of the Credit Documents or the transactions therein contemplated, provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or willful misconduct. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand rateably according to its Proportionate Share of the Credit for any out-of-pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under this Agreement or under the other Credit Documents, to the extent that the Agent is not promptly reimbursed for such expenses by the Borrowers. The obligation of the Lenders to indemnify the Agent shall survive the termination of this Agreement.

         (d) Each of the Lenders acknowledges and confirms that in the event that the Agent does not receive payment in accordance with this Agreement, it shall not be the obligation of the Agent to maintain the Credit in good standing nor shall any Lender have recourse to the Agent in respect of any amounts owing to such Lender under this Agreement.

         (e) Each Lender acknowledges and agrees that its obligation to advance its Proportionate Share of Advances, in accordance with the terms of this Agreement is independent and in no way related to the obligation of any other Lender hereunder.

         (f) Each Lender hereby acknowledges receipt of a copy of this Agreement and the other Credit Documents (to the extent that such Credit Documents have been delivered) and acknowledges that it is satisfied with the form and content of such documents.

         (g) Except to the extent recovered by the Agent from the Borrowers, promptly following demand therefore, each Lender shall pay to the Agent an amount equal to such Lender's Proportionate Share of the Credit of any and all reasonable costs, expenses, claims, losses and liabilities incurred by the Agent in connection with this Agreement and the other Credit Documents (including, without limitation, the collection or enforcement thereof, which shall be based on each Lender's Proportionate Share of the Obligations) except for those incurred by reason of the Agent's gross negligence or willful misconduct.

         (h) Each Lender shall respond promptly to each request by the Agent for the consent of such Lender required hereunder.

10.10    ACTION OF THE LENDERS

         Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, the remedies available to the Lenders under the Credit Agreement and the other Credit Documents are for the benefit of the Lenders collectively and that its rights hereunder and under the Security are to be exercised by the Agent as required by this Agreement. Accordingly, except as otherwise expressly provided herein, each of the Lenders hereby covenants and agrees that it shall not take any action hereunder or under or the Security but that any such action shall be taken only by the Agent with the prior written agreement of the Majority Lenders or all of the Lenders, as required. Each of the Lenders hereby further covenants and agrees that upon any written agreement being given by the Majority Lenders or all of the Lenders, as required, it shall co-operate fully with the Agent to the extent requested by the Agent. Notwithstanding the foregoing, in the absence of the instructions from the Lenders and where in the sole opinion of the Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

10.11    SUCCESSOR AGENT

         Subject to the appointment and acceptance of a Successor Agent as provided in this Section, and subject to Section 10.7(d)(iv), the Agent may resign at any time by giving 30 days' written notice thereof to the Lenders and Vermilion Canada, and may be removed at any time by the Majority Lenders upon 30 days' written notice if the Agent has been grossly negligent hereunder. Upon receipt of notice by the Lenders of the resignation of the Agent, or upon giving notice of termination to the Agent, the Majority Lenders may with the consent of Vermilion Canada (provided that the Lenders shall only be obligated to obtain such consent if no Default or Event of Default exists), such consent not to be unreasonably withheld, within 21 days, appoint a successor from among the Lenders or, if no Lender is willing to accept such an appointment, from among other banks to which the BANK ACT (Canada) applies, which each have combined capital and reserves in excess of $250,000,000, and which have offices in Calgary and Toronto (the "SUCCESSOR AGENT"). If no Successor Agent has been so appointed and has accepted such appointment within 21 days after the retiring Agent's giving of notice of resignation or receiving of notice of termination, then the retiring Agent may, on behalf of the Lenders, appoint a Successor Agent. If neither the Majority Lenders nor the Agent appoint a Successor Agent within such 21 days, then the Majority Lenders or the Agent may apply to a Justice of the Court of Queen's Bench of the Province of Alberta, on such notice as the Justice may direct, for the appointment of a Successor Agent, but any Successor Agent so appointed by the Court shall be subject to removal as aforesaid by the Majority Lenders. Upon the acceptance of any appointment as Agent hereunder by a Successor Agent, the Successor Agent shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its further duties and obligations as Agent under this Agreement and the other Credit Documents. After any retiring Agent's resignation hereunder as Agent, the provisions of this Article shall continue to enure to its benefit and be binding upon it as to any actions taken or omitted to be taken by it while it was Agent hereunder.

10.12    PROVISIONS OPERATIVE BETWEEN LENDERS AND AGENT ONLY

         Except for the provisions of Sections 10.9(b) and 10.9(e), the provisions of this Article relating to the rights and obligations of the Lenders and the Agent inter se shall be operative as between the Lenders and the Agent only, and neither Borrower shall have any rights or obligations under or be entitled to rely for any purpose upon such provisions.

                                   ARTICLE 11
                   ADDITIONAL LENDERS, SUCCESSORS AND ASSIGNS

11.1     SUCCESSORS AND ASSIGNS

         (a) The Credit Documents shall be binding upon and enure to the benefit of the Agent, each Lender, the Borrowers, the Subsidiaries of Vermilion Canada and Vermilion Trust that are a party thereto and their successors and assigns (including without limitation, any successor resulting from the amalgamation of a Borrower or a Subsidiary with one or more corporations or resulting from the winding-up of one or more corporations into a Borrower or a Subsidiary), except that, other than as provided herein, no Borrower shall assign any rights or obligations with respect to this Agreement or any of the other Credit Documents without the prior written consent of the Lenders.

                  The collective rights and obligations of the Lenders under this Agreement are assignable in whole or in part and any Lender shall be entitled to assign in whole or in part its individual rights and obligations hereunder or to permit other financial institutions to participate in the Credits, all in accordance with the provisions of Section 11.2 and the other terms of this Agreement. Each Borrower hereby consents to the disclosure of any information and opinions relating to it and its Subsidiaries to any potential Lender or participant provided that the potential Lender or participant agrees in writing to keep the information confidential and to return such information if it does not become a Lender or a participant.

                  Each assignment shall be of a uniform, and not a varying, percentage of all rights and obligations of the assignor(s) under or in respect of the Credit. No assignment may be in an amount less than Cdn. $10,000,000 unless such assignment is of the entire Commitment of a Lender, or result in the Commitment of any Lender, determined as of the effective date of the Assignment Agreement with respect to such assignment, being less than Cdn. $10,000,000.

                  Notwithstanding any other provisions of this Agreement, each Lender agrees that it shall not offer to assign or assign or offer to sell or sell a participation in any portion of its rights and obligations under this Agreement including, without limitation, any portion of its Commitment without the prior written consent of and ten Business Days' prior notice to the Agent and, unless a Default or an Event of Default has occurred and is continuing and except in the case of an offer to sell or the sale of a participation, without the prior consent of and notice to, Vermilion Canada. The consent of Vermilion Canada and the Agent shall not be unreasonably withheld.

         (b) A Participation by a Lender of its interest (or a part thereof) hereunder or a payment by a Participant to a Lender as a result of the Participation will not constitute a payment hereunder to the Lender or an Advance to a Borrower.

11.2     ASSIGNMENTS

         (a) Subject to Section 11.1 and the other terms of this Agreement, the Lenders collectively or individually may assign to one or more assignees that is a bank or other financial institution resident in Canada all or a portion of their respective rights and obligations under this Agreement (including, without limitation, all or a portion of their respective Commitments); provided however, after the Agent makes a declaration pursuant to Section 9.2(i) or (ii), a Lender may assign any of its rights and obligations under this Agreement to any Person. The parties to each such assignment shall execute and deliver an Assignment Agreement to the Agent and, unless a Default or an Event of Default has occurred and is continuing, to Vermilion Canada, for its consent, as the case may be, and recording by the Agent in the Register and, except in the case of an assignment by a Lender to an affiliate of that Lender, shall pay a processing and recording fee of $2,500 to the Agent. After such execution, delivery, acknowledgement and recording
                  (i) the assignee thereunder shall be a party to this Agreement and, to the extent that rights and obligations hereunder have been assigned to it, have the rights and obligations of a Lender hereunder and (ii) the assigning Lender thereunder shall, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment Agreement, relinquish its rights and be released from its obligations under this

                  Agreement, other than obligations in respect of which it is then in default or which arose prior to its assignment, and, in the case of an Assignment Agreement covering all or the remaining portion of an assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto.

         (b) The agreements of an assignee contained in an Assignment Agreement shall benefit the assigning Lender thereunder, the other Lenders, the Agent, the applicable Borrower, in accordance with the terms of the Assignment Agreement.

         (c) The Agent shall maintain at its address referred to herein a copy of each Assignment Agreement delivered to and acknowledged by it and a register for recording the names and addresses of the Lenders and the Commitment under the Credit of each Lender from time to time (the "REGISTER"). The entries in the Register shall be conclusive and binding for all purposes, absent manifest error. The Borrowers, the Agent and each of the Lenders may treat each person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement, and need not recognize any person as a Lender unless it is recorded in the Register as a Lender. The Register shall be available for inspection by the Borrowers, or any Lender at any reasonable time and from time to time upon reasonable prior notice.

         (d) Upon its receipt of an Assignment Agreement executed by an assigning Lender and an assignee and consented to by Vermilion Canada (if applicable) and the Agent, the Agent shall, if the Assignment Agreement has been completed and is in the required form with such immaterial changes as are acceptable to the
                  Agent:

                  (i)      acknowledge the Assignment Agreement;

                  (ii) record the information contained therein in the Register; and

                  (iii) give prompt notice thereof to Vermilion Canada and the other Lenders, and provide them with an updated version of Schedule "B".

11.3     PARTICIPATION

         Each Lender may sell an interest (other than by way of assignment pursuant to Section 11.2) to one or more banks, financial institutions or other Persons (a "PARTICIPANT") in or to all or a portion of its rights and obligations (including, without limitation, all or a portion of its Commitment) under this Agreement, (such interest is referred to herein as a "PARTICIPATION") but the Participant shall not become a Lender and:

         (a) the Lender's obligations under this Agreement (including, without limitation, its Commitment) shall remain unchanged;

         (b) the Lender shall remain solely responsible to the other parties hereto for the performance of such obligations;

         (c) the Borrowers, the Agent and the other Lenders shall continue to deal solely and directly with the Lender in connection with the Lender's rights and obligations under this Agreement; and

         (d) no Participant shall have any right to approve any amendment or waiver of any provision of this Agreement, or any consent to any departure by any person therefrom.

11.4     DISSENTING LENDERS

         If a Lender (in this Section 11.4 called a "DISSENTING LENDER") withholds its consent or its approval following a request of the Borrowers as provided in this Agreement (including without limitation any consent to use the Credit for direct or indirect acquisition of more than 5% of the Shares of any Person which is publicly traded or otherwise to facilitate, assist or participate in a hostile acquisition) and, as a result, the consent of the required Lenders cannot be obtained in connection with such request, the Borrowers may, by giving notice to each Dissenting Lender and to the Agent within 10 days of being advised by the Agent of whether the Lenders have consented to such request, designate an alternate lender (which need not be an existing Lender) to purchase an assignment in accordance with
         Section 11.2 of such Dissenting Lender's Commitment and outstanding Advances (which alternative lender shall purchase such assignment prior to the expiry of such 10-day period) provided that no Lender shall be obligated to make any such assignment as a result of a demand by the Borrowers pursuant to this Section 11.4 unless said assignment is done on a without warranty basis and unless and until such Dissenting Lender shall have received one or more payments from either the Borrowers or one or more assignees in an aggregate amount at least equal to the aggregate outstanding principal amount of the Advances owing to such Dissenting Lender, together with accrued interest thereon to the date of payment of such principal amount and all other amounts payable to such Dissenting Lender under this Agreement (including without limitation all losses, costs and expenses suffered or incurred by the Dissenting Lender as a result of complying with this section 11.4 and all amounts owing under Section 12.12). Any such alternate lender is subject to:

         (a) the Agent's prior written approval, such approval not to be unreasonably withheld, and

         (b) the approval of the Lenders holding no less than 66 2/3% of the Total Commitment then in effect less the aggregate Commitments of the Dissenting Lenders.

         Nothing contained herein shall be deemed to obligate any Lender or the Agent to agree to any such request made by the Borrowers.

                                   ARTICLE 12
                            MISCELLANEOUS PROVISIONS

12.1     HEADINGS AND TABLE OF CONTENTS

         The headings of the Articles and Sections and the Table of Contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

12.2     ACCOUNTING TERMS

         Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under GAAP.

12.3     CAPITALIZED TERMS

         All capitalized terms used in any of the Credit Documents (other than this Agreement) which are defined in this Agreement shall have the meaning defined herein unless otherwise defined in the other document.

12.4     SEVERABILITY

         Any provision of this Agreement which is or becomes prohibited or unenforceable in any relevant jurisdiction shall not invalidate or impair the remaining provisions hereof which shall be deemed severable from such prohibited or unenforceable provision and any such prohibition or unenforceability in any such jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Should this Agreement fail to provide for any relevant matter, the validity, legality or enforceability of this Agreement shall not hereby be affected.

12.5     NUMBER AND GENDER

         Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa, words importing any gender include all genders and references to agreements and other contractual instruments shall be deemed to include all present or future amendments, supplements, restatements or replacements thereof or thereto.

12.6     AMENDMENT, SUPPLEMENT OR WAIVER

         No amendment, supplement or waiver of any provision of the Credit Documents, nor any consent to any departure by a Borrower, any Subsidiary of Vermilion Canada or Vermilion Trust therefrom, shall in any event be effective unless it is in writing, makes express reference to the provision affected thereby and is signed by the Agent for and on behalf of the Lenders or the Majority Lenders, as the case may be as required under Subsections 10.7(b) or 10.7(c), and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No waiver or act or omission of the Agent, the Lenders, or any of them, shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or breach by a Borrower of any provision of the Credit Documents or the rights resulting therefrom.

12.7     GOVERNING LAW

         Each of the Credit Documents, except for those which expressly provide otherwise, shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of Alberta and the laws of Canada applicable in Alberta. Each party to this Agreement hereby irrevocably and unconditionally attorns to the non-exclusive jurisdiction of the courts of Alberta and all courts competent to hear appeals therefrom.

12.8     THIS AGREEMENT TO GOVERN

         In the event of any conflict or inconsistency between the terms of this Agreement and the terms of any other Credit Document, the provisions of this Agreement shall govern to the extent necessary to remove the conflict. Provided however, that a conflict or inconsistency shall not be deemed to exist only by reason of one of the Credit Documents providing for a matter and another of the Credit Documents not providing for such matter.

12.9     PERMITTED ENCUMBRANCES

         The designation of any encumbrance or Security Interest as a Permitted Encumbrance in this Agreement or in any other of the Credit Documents is not, and shall not be deemed to be, an acknowledgement by the Lenders that the encumbrance or the Security Interest shall have priority over any interest of the Lenders in the Property of a Borrower or any Subsidiary of Vermilion Canada.

12.10    CURRENCY

         All payments made hereunder shall be made in the currency in respect of which the obligation requiring such payment arose. Unless the context otherwise requires, all amounts expressed in this Agreement in terms of money shall refer to Canadian Dollars.

         Except as otherwise expressly provided in this Agreement, wherever this Agreement contemplates or requires the calculation of the equivalent in Canadian Dollars, U.S. Dollars or Euros of an amount expressed in another of those currencies, the calculation shall be made on the basis of the Exchange Rate at the effective date of the calculation.

12.11    LIABILITY OF LENDERS

         The liability of the Lenders in respect of all matters relating to this Agreement and the other Credit Documents is several and not joint or joint and several. Without limiting that statement, the obligations of the Lenders to make Advances is limited to their respective Proportionate Shares of any Advance that is requested, and, in the aggregate, to their respective Proportionate Shares of the total amount of the Credits.

12.12    EXPENSES AND INDEMNITY

         All statements, reports, certificates, opinions, appraisals and other documents or information required to be furnished to the Lenders, the Agent, or any of them, by a Borrower, any Subsidiary of Vermilion Canada or Vermilion Trust under this Agreement shall be supplied without cost to the Lenders, the Agent, or any of them. The Borrowers shall pay on demand all reasonable out of pocket costs and expenses of the Agent (including, without limitation, reasonable fees and expenses of attorneys and other counsel for the Agent) and the reasonable out of pocket expenses of the Lenders, incurred in connection with (i) the preparation, execution, delivery, administration, periodic review, modification or amendment of the Credit Documents; (ii) any enforcement of the Credit Documents; (iii) obtaining advice as to their rights and responsibilities in connection with the Credit and the Credit Documents; (iv) reviewing, inspecting and appraising the Property of a Borrower, the Subsidiaries of Vermilion Canada or Vermilion Trust at reasonable intervals as provided for herein; and (v) other matters relating to the Credit.

         Each Borrower hereby indemnifies and agrees to indemnify, defend and hold harmless each of the Lenders, the Agent, their directors, officers, affiliates, employees and representatives (the "INDEMNIFIED Parties") from and against any and all actions, proceedings, losses, costs, expenses, damages, claims or liabilities incurred by any Indemnified Party, with respect to any Advance to a Borrower hereunder whether before, during or after any period that such Advance is outstanding including, without limitation, any loss of profits, commissions or fees anticipated hereunder, and any expense or costs incurred in the liquidation and re-deployment of any funds required by the Lenders to fund or maintain any portion of such Advance hereunder, in all cases as a result of:

         (a) the failure of a Borrower to borrow or make repayments on the dates required hereunder or in accordance with the terms specified by a Borrower pursuant to any oral instructions or written notices provided to the Agent or the Lenders;

         (b) the repayment, prepayment or Conversion (whether by acceleration or otherwise) of a LIBOR Advance, a EURIBOR Advance, an Advance by way of Bankers' Acceptance, or a BA Equivalent Loan by a Borrower on a date other than the maturity date thereof;

         (c) the failure by a Borrower to give any notice required to be given by it to the Agent or any Lender pursuant to the provisions of this Agreement;

         (d) the failure of a Borrower to effect any payment, repayment, prepayment or Conversion arising from the circumstances referred to in Section 12.14; or

         (e)      the occurrence of an Event of Default;

         provided, however, that this indemnity shall not apply in respect of any of the foregoing which is caused by the gross negligence or willful misconduct of the Lenders.

         Whenever any such claim shall arise, the Indemnified Party shall promptly notify Vermilion Canada of the claim and, when known, the facts constituting the basis for such claim, and if known, the amount or an estimate of the amount of the claim. The failure of an Indemnified Party to give notice of a claim promptly shall not adversely affect the Indemnified Party's rights to indemnity hereunder. The Indemnified Party shall not settle or compromise any claim by a third party for which it is entitled to indemnification under this
         Section 12.12, without the prior written consent of Vermilion Canada. Vermilion Canada at its sole cost and expense may, upon written notice to the Indemnified Party, assume the defence of any such claim or any legal proceeding resulting therefrom. The Indemnified Party shall be entitled to participate in (but not control) the defence of any such action, with its own counsel and at its own expense. If Vermilion Canada does not assume the defence of any such claim or litigation resulting therefrom, the Indemnified Party may defend against such claim or litigation, in such manner as it may deem appropriate and at the expense of Vermilion Canada, including, but not limited to, settling such claim or litigation, after giving notice of the same to Vermilion Canada. In such case Vermilion Canada shall be entitled to participate in (but not control) the defence of such action, with its own counsel and at its own expense.

         The Agreements in this Section shall survive the termination of this Agreement and repayment of the Obligations owing by the Borrowers.

12.13    MANNER OF PAYMENT AND TAXES

         All payments to be made by the Borrowers, the Material Subsidiaries and Vermilion Trust pursuant to the Credit Documents are to be made without set-off, deduction, compensation or counterclaim and free and clear of and without deduction for or on account of any Tax, (which for greater certainty do not include taxes on the overall income of a Lender) except for the deduction of such Taxes as required by Applicable Laws. If any such Tax is deducted or withheld from any payments under the Credit Documents, the Borrowers, the Material Subsidiaries and Vermilion Trust shall promptly remit to the Agent for the Lenders benefit in the currency in which such payment was made, the equivalent of the amount of Tax so deducted or withheld together with the relevant receipt addressed to the Agent. If a Borrower, a Material Subsidiary or Vermilion Trust is prevented by operation of law or otherwise from paying, causing to be paid or remitting such Tax, the interest or other amount payable under the Credit Documents will be increased to such rates as are necessary to yield and remit to the Lenders the principal sum advanced or made available together with interest at the rates specified in the Credit Documents after provision for payment of such Tax.

12.14    INCREASED COSTS ETC.

         (a) If, after the date hereof, the introduction of or any change in any Applicable Laws or in the interpretation or application thereof by any court or by any judicial or governmental authority charged with the interpretation or administration thereof, or if compliance by any Lender with any request or directive from any central bank or other fiscal, monetary or other authority issued after the date hereof (whether or not having the force of law):

                  (i) subjects the Lenders (or any of them) to, or causes the withdrawal or termination of a previously granted exemption with respect to, any Taxes, or changes the basis of taxation of payments due to the Lenders (or any of them), or increases any existing Taxes on payments of principal, interest or other amounts payable by the Borrowers to the Lenders (or any of them) under this Agreement;

                  (ii) imposes, modifies or deems applicable any reserve, liquidity, special deposit, regulatory or similar requirement against assets or liabilities held by, or deposits in or for the account of, or loans by the Lenders (or any of them), or any acquisition of funds for loans or commitments to fund loans or obligations in respect of undrawn, committed lines of credit or in respect of Bankers' Acceptances accepted by a BA Lender;

                  (iii) imposes on the Lenders (or any of them) or requires there to be maintained by the Lenders (or any of them) any capital adequacy or additional capital requirements (including, without limitation, a requirement which affects a Lenders' allocation of capital resources to its obligations) in respect of any Advance or obligation of a Lender hereunder, or any other condition with respect to this Agreement;

                  (iv) otherwise imposes on the Lenders (or any of them), any other condition or requirement affecting this Agreement or any Advance or any obligation of the Lenders (or any of them) hereunder which directly or indirectly affects the cost to the Lenders (or any of them) of making available, funding or maintaining any Advance or the Obligations owing by the Borrowers hereunder;

                  and the result of (i), (ii), (iii) or (iv) above, in the sole determination of the affected Lender acting in good faith, is:

                  (v) to increase the cost to such Lender of performing its obligations hereunder with respect to any Advance;

                  (vi) to reduce any amount received or receivable by such Lender hereunder or its effective return hereunder or on its capital in respect of any Advance or French Advance, as applicable;

                  (vii) to reduce the interest, Commitment Fees or other fees payable to the Lenders hereunder; or

                  (viii) to cause such Lender to make any payment with respect to or to forego any return on or calculated by reference to, any amount received or receivable by such Lender hereunder with respect to any Advance;

                  such Lender shall determine such additional cost, reduction in income or payment, without duplication, (the "ADDITIONAL COMPENSATION") and shall promptly notify Vermilion Canada. Such affected Lender shall provide to Vermilion Canada a photocopy of the relevant law, rule, guideline, regulation, treaty, or official directive and a certificate of a duly authorized officer of such Lender setting forth the Additional Compensation and the basis of calculation thereof and for the purposes of calculating such amount such Lender shall treat the Borrowers, and the Credit in a manner consistent with comparable borrowers and transactions. The Borrowers shall pay to such affected Lender forthwith following the giving of such notice such Additional Compensation calculated from the effective date of the relevant adoption or change; provided that the affected Lender shall not be entitled to Additional Compensation to the extent that such increase in costs or reduction in amounts received or to be received or reduction in return is reflected in or recovered by an increase in the interest or other amounts payable hereunder other than pursuant to this Section 12.12. Such affected Lender shall endeavour to minimize the incidence of any Additional Compensation.

         (b) If a Lender notifies Vermilion Canada that Additional Compensation is owed to such Lender, Vermilion Canada shall have the right, upon at least two Business Days' irrevocable written notice to such affected Lender:

                  (i) to (subject to limitations on repayments contained in Section 6.5) repay to such Lender the relevant portion of any Advance on the date specified in such notice together with all interest accrued thereon to the date of repayment, the Additional Compensation if any to the date of payment and all other amounts, if any, payable for the account of the Lender hereunder in respect of such Advance (including any amounts payable under Section 12.12);

                  (ii) to effect a Conversion of the relevant portion of any Advance (subject always to the provisions of this Agreement); or

                  (iii) provided no Default shall have occurred and is continuing, require such Lender to sell and assign to a bank or other financial institution acceptable to the Agent, acting reasonably, all of such Lender's rights and obligations hereunder in the same manner described in Section 11.2, upon receipt by such Lender from such bank or financial institution of all amounts owing to such Lender under the Credit Documents, including without limitation, all unpaid interest accrued thereon to the date of payment and all other amounts, if any, payable for the account of such Lender hereunder in respect of all Advances made by it and in respect of all losses, costs and expenses suffered or incurred by such Lender hereunder as a result of such Lender complying with this Subsection 12.14(b)(iii); and

         (c) Each Lender shall use its reasonable efforts to reduce the amount of Additional Compensation payable pursuant to this
                  Section 12.14; provided, however, that no Lender shall have an obligation to expend its own funds, suffer any economic hardship or take any action detrimental to its interests in connection therewith.

12.15    INTEREST ON MISCELLANEOUS AMOUNTS

         If a Borrower fails to pay any amount payable hereunder (other than principal, interest thereon or interest upon interest which is payable as otherwise provided in this Agreement) on the due date, such Borrower shall, on demand, pay interest on such overdue amount to the Agent from and including such due date up to but excluding the date of actual payment, both before and after demand, default or judgment, at a rate of interest per annum, compounded monthly, equal to: (a) the sum of the Prime Rate plus 1.0% per annum for overdue amounts in Canadian Dollars,
         (b) the
         sum of the U.S. Base Rate plus 1.0% per annum for overdue amounts in U.S. Dollars, and (c) the sum of the EONIA Rate plus the Applicable Margin for overdue amounts in Euros plus one percent (1%) per annum.

12.16    CURRENCY INDEMNITY

         In the event of a judgment or order being rendered by any court or tribunal for the payment of any amounts owing under this Agreement or for the payment of damages in respect of any breach of this Agreement or under or in respect of a judgment or order of another court or tribunal for the payment of such amounts or damages, such judgment or order being expressed in a currency (the "JUDGMENT CURRENCY") other than the currency payable hereunder or thereunder (the "AGREED CURRENCY"), each party against whom the judgment or order is made shall indemnify and hold each party in whose favour the judgment or order is made harmless against any deficiency in terms of the Agreed Currency in the amounts received by such party arising or resulting from any variation as between (i) the exchange rate at which the Agreed Currency is converted into the Judgment Currency for the purposes of such judgment or order, and (ii) the Exchange Rate at which such party is able to purchase the Agreed Currency with the amount of the Judgment Currency actually received by such party on the date of such receipt. The indemnity in this Section shall constitute a separate and independent obligation from the other obligations of the parties hereunder, shall apply irrespective of any indulgence granted hereunder.

12.17    ENVIRONMENTAL INDEMNITY

         Each Borrower hereby agrees to indemnify, defend and hold harmless the Lenders, the Agent and each of them from and against any and all losses, costs, expenses, damages, claims and liabilities (collectively, "ENVIRONMENTAL CLAIMS") incurred by the Lenders, the Agent and any of them as a result of:

         (a) any breach of Applicable Environmental Laws which relates to the property or operations of a Borrower, any Material Subsidiary of Vermilion Canada or Vermilion Trust;

         (b) any Release, presence, use, creation, transportation, storage or disposal of Hazardous Materials which relate to the property or operations of a Borrower, any Material Subsidiary of Vermilion Canada or Vermilion Trust; or

         (c) any claim or order for any clean-up, restoration, detoxification, reclamation, repair or other securing or remedial action which relates to the property or operations of either Borrower, any Material Subsidiary of Vermilion Canada or Vermilion Trust;

         provided, however, that this indemnity shall not apply in respect of any such Environmental Claims which are caused by the gross negligence or willful misconduct of the Agent or the Lenders or by reason of any act of, or any act or omission taken at the direction of the Agent or any Lender or any of the officers, directors, employees, agents or assignees thereof. This indemnity shall extend to the officers, directors, employees, agents and assignees of the Lenders, the Agent, and each of them as well as to the Lenders, the Agent and each of them itself, and the Lenders, the Agent and each of them will hold the benefit of this indemnity in trust for such other indemnified persons to the extent necessary to give effect thereto.

12.18    ILLEGALITY

         If a Lender determines, in good faith, that (a) the introduction of or any change in any Applicable Laws or in the interpretation or application thereof by any court or by any judicial or governmental authority charged with the interpretation or administration thereof that has occurred after the date hereof or (b) compliance by such Lender with any request or directive from any central bank or other fiscal, monetary or other authority (whether or not having the force of law) issued after the date hereof has made it unlawful for such Lender to make, maintain or fund all or any portion of its Commitment or to perform its obligations in respect of the Credit hereunder or any relevant portions thereof as contemplated hereby, such Lender may, by notice in writing to the applicable Borrower, declare that its obligations hereunder in respect of its Commitment or the Credit so affected shall be terminated forthwith, whereupon such obligations shall be so terminated and the applicable Borrower shall:

         (a) request a conversion of such Advances to other types of Advances not affected by this Section 12.18 (subject always to the provisions of this Agreement); or

         (b) provided no Default shall have occurred and is continuing, provide irrevocable written notice to such Lender requiring such Lender to sell and assign to a bank or other financial institution chosen by the applicable Borrower and acceptable to the Agent, acting reasonably, all of such Lender's rights and obligations hereunder in the same manner described in
                  Section 11.2 upon receipt by such Lender from such bank or financial institution of all amounts owing to such Lender under the Credit Documents, including without limitation, all unpaid interest accrued thereon to the date of payment and all other amounts, if any, payable for the account of such Lender hereunder in respect of any Advances made by it and in respect of all losses, costs and expenses suffered or incurred by such Lender hereunder as a result of such Lender complying with this Subsection 12.18.

12.19    CONFIDENTIALITY

         The Agent or any Lender may in their sole discretion, deliver copies of any financial statements and other documents delivered to the Agent or the Lenders, and disclose any other information disclosed to the Agent or the Lenders, by or on behalf of the Borrowers in connection with or pursuant to the Credit Documents to:

         (a) each of the Agent's and the Lenders' directors, officers, affiliates, employees, agents and professional consultants;

         (b) any regulatory authority having jurisdiction over the Agent or Lenders; or

         (c) any other person to whom such delivery or disclosure may be necessary or appropriate (i) in connection with any assignment or proposed assignment by the Agent or a Lender of any of its interests under the Credit Documents, (ii) in compliance with any Applicable Laws, applicable to the Lender, (iii) in response to any subpoena or other legal process, or (iv) in connection with any litigation to which the Lender is a party in any way relating to a Borrower, any Subsidiary of Vermilion Canada, or Vermilion Trust, the Credit Documents and the transactions contemplated therein.

         Any of the financial statements, other documents or other information to be sent to any of the Persons described above, may be sent by e-mail or other electronic means and none of the Agent or any of the Lenders shall be liable for any losses, costs, expenses, damages, claims or liabilities that any of Vermilion Trust, Vermilion Canada or any of its Subsidiaries may suffer if such financial statements, other documents or other information is disclosed to any other Persons inadvertently as a result of the Agent sending the same by e-mail or other electronic means.

12.20    ADDRESS FOR NOTICE

         Any notice, demand or other communication (a "NOTICE") to be given under the Credit Documents shall, except as otherwise specifically provided, be in writing addressed to the party for whom it is intended and, may be delivered by courier or telecopied, with transmission confirmed by a transmission report. Notwithstanding any provision of this Agreement to the contrary, if Notice is required herein to be given to both of the Borrowers, such Notice shall be deemed to be validly given to both of the Borrowers, if such Notice is provided to Vermilion Canada only. Every Notice shall be deemed to have been duly given, served or received on the date on which it is delivered (or if such date is not a Business Day, the next following Business Day) or on the date of transmission, if transmission is completed prior to 3:00 p.m. (Calgary time) on a Business Day (or the next Business Day if the transmission is completed after 3:00 p.m. (Calgary time) on a Business Day or on a day that is not a Business Day). The addresses of the parties hereto for the purposes hereof shall be the addresses specified beside their respective signatures to this Agreement or any Assignment Agreement, or such other mailing or facsimile addresses as each party from to time may notify the other as aforesaid.

12.21    TIME OF THE ESSENCE

         Time shall be of the essence in this Agreement.

12.22    FURTHER ASSURANCES

         Each Borrower shall, at the request of the Agent acting on the instructions of the Majority Lenders, do all such further acts and execute and deliver all such further documents as may, in the reasonable opinion of the Majority Lenders, be necessary or desirable in order to fully perform and carry out the purpose and intent of the Credit Documents.

12.23    TERM OF AGREEMENT

         Except as otherwise provided herein, this Agreement shall remain in full force and effect until the payment and performance in full of all of the Obligations owing by each Borrower hereunder and the Lenders have no further obligation to make any Advances available to either Borrower.

12.24    PAYMENTS ON BUSINESS DAY

         Whenever any payment or performance under the Credit Documents would otherwise be due on a day other than a Business Day, such payment shall be made on the following Business Day.

12.25    COUNTERPARTS AND FACSIMILE

         This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement. For the purposes of this Section, the delivery of a facsimile copy of an executed counterpart of this Agreement shall be deemed to be valid execution and delivery of this Agreement, but the party delivering a facsimile copy shall deliver an original copy of this Agreement as soon as possible after delivering the facsimile copy.

12.26    STATUTE REFERENCES

         All references herein to a statute include, unless otherwise stated, regulations passed or in force pursuant thereto and any amendments to such statute or to such regulations from time to time, and any legislation or regulations substantially replacing the same or substantially replacing any specific provision to which such reference is made.

12.27    NON-MERGER

         Each Borrower covenants and agrees with the Agent and the Lenders that, in the case of any judicial or other proceeding to enforce the rights and remedies of the Agent or the Lenders under the Credit Documents (or any part thereof), judgment may be rendered against the Borrowers (and either of them) in favour of the Lenders, or any of them, for any amount owing by them under the Credit Documents (or for which a Borrower may be liable thereunder after the application to the payment thereof of the proceeds of any sale of any of the property, assets or undertaking of such Borrower). The covenants of each Borrower to pay interest at the rate provided for in this Agreement shall not merge in any such judgment and such judgment shall bear interest at the Prime Rate plus 1.0% per annum until such judgment and all Obligations of each Borrower to the Lenders under the Credit Documents have been paid in full. Each Borrower waives the provisions of the JUDGMENT INTEREST ACT (Alberta) to the fullest extent permitted by law.

12.28    ENTIRE AGREEMENT

         This Agreement constitutes the entire agreement between the parties hereto concerning the matters addressed in this Agreement, and cancel and supersede any prior agreements, undertakings, declarations or representations, written or verbal, in respect thereof.

12.29    AMENDMENT AND RESTATEMENT

         Effective as of the date hereof, the 2001 Credit Agreement (i) is hereby amended and restated as set forth herein without in any way affecting the rights or obligations of any party which may have accrued as of the date hereof pursuant to the provisions of such agreement prior to their amendment hereby, and (ii) is, as so amended and restated, ratified and confirmed.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

ADDRESS FOR NOTICE:                               VERMILION RESOURCES LTD.
VERMILION RESOURCES LTD.
2800, 400 - 4th Avenue SW                         By: _________________________
Calgary, Alberta  T2P 0J4                             Name:
                                                      Title:
Attention:      President
Facsimile:      (403) 269-6767                    By: _________________________
                                                      Name:
                                                      Title:


ADDRESS FOR NOTICE:                               VERMILION REP SA
VERMILION REP SA
Route de Pontenx,                                 By: _________________________
Lieu-dit LE PIOULAS,                                  Name:
40160 Parentis en Born, France                        Title:

Attention:      Manager                           By: _________________________
Facsimile:      33 55 882 9582                        Name:
                                                      Title:

ADDRESS FOR NOTICE:                               BANK OF MONTREAL, AS AGENT
BANK OF MONTREAL, AS AGENT
Global Distribution                               By: _________________________
19th Floor, 100 King Street West                      Name:
1 First Canadian Place                                Title:
Toronto, Ontario  M5X 1A1

Attention:      Manager
Facsimile:      (416) 867-5718


ADDRESS FOR NOTICE:                               BANK OF MONTREAL, AS LENDER
BANK OF MONTREAL, AS LENDER
Suite 1400                                        By: _________________________
421 - 7th Avenue SW                                   Name:
Calgary, AB  T2P 4K9                                  Title:

Attention:      Managing Director
Facsimile:      (403) 515-3650

ADDRESS FOR NOTICE:                               BNP PARIBAS, AS LENDER
BNP PARIBAS
21, place du Marche Saint Horore                  By: _________________________
75031 Paris Cedex 01                                  Name:
France                                                Title:

Attention:      Marianne Daryabegui               By: _________________________
Facsimile:      0033142981154                         Name:
                                                      Title:

ADDRESS FOR NOTICE:                               BNP PARIBAS (CANADA),
BNP PARIBAS (CANADA)                              AS LENDER
Toronto-Dominion Centre
Royal Trust Tower                                 By: _________________________
P.O. Box 31, Suite 4100                               Name:
Toronto, Ontario                                      Title:

Attention:      Michael Gosselin                  By: _________________________
Facsimile:      (416) 947-0086                        Name:
                                                      Title:

ADDRESS FOR NOTICE:                               CANADIAN IMPERIAL BANK OF
CANADIAN IMPERIAL BANK OF COMMERCE                COMMERCE, AS LENDER
9th Floor, Bankers Hall
855 - 2nd Street, SW                              By: _________________________
Calgary, Alberta  T2P 2P2                             Name:
                                                      Title:
Attention:      Vice President Oil & Gas
Facsimile:      (403) 221-5779                    By: _________________________
                                                      Name:
                                                      Title:

ADDRESS FOR NOTICE:                               THE TORONTO-DOMINION BANK,
THE TORONTO-DOMINION BANK                         AS LENDER
800 Home Oil Tower
324 - 8th Avenue S.W.                             By: _________________________
Calgary, Alberta   T2P 2Z2                            Name:
                                                      Title:
Attention:      Loretta Palandri
Facsimile:      (403) 292-2772                    By: _________________________
                                                      Name:
                                                      Title:

SCHEDULE "A" attached to and forming part of the Second Amended and Restated Credit Agreement made as of January 22, 2003 among Vermilion Resources Ltd. and Vermilion Rep SA, as borrowers, Bank of Montreal, BNP Paribas, BNP Paribas (Canada), Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank and the other banks and financial institutions from time to time parties hereto, as lenders, and Bank of Montreal, as agent.

--------------------------------------------------------------------------------

                              ASSIGNMENT AGREEMENT

THIS ASSIGNMENT AGREEMENT made this o day of o.

B E T W E E N:

                                o (the "Lender")

                                                               OF THE FIRST PART

                                     - and -

                               o (the "Assignee")

                                                              OF THE SECOND PART

         WHEREAS the Lender is a party to the second amended and restated credit agreement made as of January 22, 2003 among Vermilion Resources Ltd. ("VERMILION CANADA"), Vermilion Rep SA ("VERMILION FRANCE"), the Lenders (as defined therein) and Bank of Montreal, as agent (the "AGENT"), as further amended, supplemented, restated or replaced from time to time (the "CREDIT AGREEMENT");

         AND WHEREAS the Lender desires to assign to the Assignee a portion of its rights and obligations under the Credit Agreement (including, without limitation, that same portion of the Commitments) and the other Credit Documents;

         AND WHEREAS pursuant to the terms of the Credit Agreement, the Lender has paid to the Agent a processing and recording fee, receipt of which shall be evidenced by the Agent's acknowledgement and approval hereof and the Lender has otherwise complied with the provisions set out in Article 11 of the Credit Agreement;

         NOW THEREFORE THIS AGREEMENT WITNESSES that the parties hereto agree as follows:

1. All capitalized terms used herein and not defined shall have the meaning ascribed thereto in the Credit Agreement.

2. Pursuant to and in accordance with Article 11 of the Credit Agreement, the Lender hereby irrevocably assigns and transfers to the Assignee and the Assignee hereby purchases from the Lender and assumes, all rights and obligations of the Lender under the Credit Agreement with respect to that portion of its Commitment(s) set forth in Appendix I hereto.

3. The Assignee agrees to be bound by the terms and conditions of the Credit Agreement and to perform all of the obligations of a Lender thereunder from and after the effective date of this assignment.

4. The Assignee hereby confirms and agrees to the appointment of Bank of Montreal as Agent.

5. All of the acknowledgements and representations of a Lender contained in Section 10.9 of the Credit Agreement are true and correct with respect to the Assignee and the Assignee hereby agrees to be bound by the covenants of a Lender under the Credit Agreement.

6. The representations, warranties, covenants and agreements contained herein shall survive the execution and delivery of this Assignment Agreement.

7. The parties hereto acknowledge and agree that the provisions of this Assignment Agreement shall enure to benefit the Lender, the Agent and such other Lenders as may from time to time become parties to the Credit Agreement.

8. This Assignment Agreement shall be construed in accordance with, and all the rights of the parties hereto, shall be governed by, the laws of the Province of Alberta and the laws of Canada applicable therein.

9. This Assignment Agreement and any acknowledgements and approvals thereof may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement.

                                                o [Lender]

                                                By: ____________________________

                                                By: ____________________________



                                                o [Assignee]

                                                By: ____________________________

                                                By: ____________________________

Acknowledged and Consented to this o day of o

BANK OF MONTREAL,
As Agent

By: _________________________________

If no Default has occurred:

Vermilion Resources Ltd. hereby confirms that the representations and warranties set forth in Article 7 of the Credit Agreement are true and correct on the date hereof and that no Default or Event of Default has occurred thereunder, which is continuing. Vermilion Resources Ltd. hereby consents to the foregoing as of this
o day of o.

VERMILION RESOURCES LTD.



By: __________________________________

                                   APPENDIX I

NAME AND ADDRESS OF LENDER



o

Attention:  o

NAME AND ADDRESS OF ASSIGNEE      LENDER'S COMMITMENT TO BE ASSIGNED
                                  $o of the Syndicate Tranche, which is equal to
o                                 o% of the Syndicate Tranche
Attention:        o

Payments

All interest payments or other payments to be made to the Assignee by [bank wire transfer] to:


Notices

All notices and communications, except notice with respect to payment, and written confirmation of each such payment, to be addressed to the Assignee at:


o
Attention: o

Notices with respect to payment, and written confirmation of each such payment, to be addressed to the Assignee at:
o
Attention: o

SCHEDULE "B" attached to and forming part of the Second Amended and Restated Credit Agreement made as of January 22, 2003 among Vermilion Resources Ltd. and Vermilion Rep SA, as borrowers, Bank of Montreal, BNP Paribas, BNP Paribas (Canada), Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank and the other banks and financial institutions from time to time parties hereto, as lenders, and Bank of Montreal, as agent.


--------------------------------------------------------------------------------

                             COMMITMENTS OF LENDERS


NAME OF ADDRESS OF LENDER                                   COMMITMENT (CDN. $)
-------------------------                                   -------------------
BANK OF MONTREAL                               Cdn. $59,000,000 of the Syndicate Tranche, which is
Investment and Corporate Banking               equal to 25.65% of the Syndicate Tranche
Suite 1400, 421 - 7th Avenue S.W.
Calgary, Alberta                               Cdn $20,000,000 of the Working Capital Tranche,
T2P 4K9                                        which is equal to 100% of the Working Capital Tranche
Attention:  Director
Facsimile:  (403) 515-3650

BNP PARIBAS                                    Cdn. $10,000,000 of the French Tranche, which is
21, place du Marche Saint Horore               equal to 100% of the French Tranche
75031 Paris Cedex 01
France
Attention:  Marianne Daryabegui
Facsimile:  0033142981154

BNP PARIBAS (CANADA)                           Cdn. $63,000,000 of the Syndicate Tranche, which is
Toronto-Dominion Centre                        equal to 27.39% of the Syndicate Tranche
Royal Trust Tower
P.O. Box 31, Suite 4100 Toronto, Ontario
M5X 1N8 Attention: Michael Gosselin
Facsimile: (416) 947-0086

CANADIAN IMPERIAL BANK OF COMMERCE             Cdn. $73,000,000 of the Syndicate Tranche, which is
9th Floor, Bankers Hall                        equal to 31.74% of the Syndicate Tranche
855 - 2nd Street SW
Calgary, Alberta  T2P 2P2
Attention:  Vice President Oil & Gas
Facsimile:  (403) 221-5779

THE TORONTO-DOMINION BANK                      Cdn. $35,000,000 of the Syndicate Tranche, which is
800 Home Oil Tower                             equal to 15.22% of the Syndicate Tranche
324 - 8th Avenue S.W.
Calgary, Alberta   T2P 2Z2

Attention:  Loretta Palandri
Facsimile:  403-292-2772

SCHEDULE "C" attached to and forming part of the Second Amended and Restated Credit Agreement made as of January 22, 2003 among Vermilion Resources Ltd. and Vermilion Rep SA, as borrowers, Bank of Montreal, BNP Paribas, BNP Paribas (Canada), Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank and the other banks and financial institutions from time to time parties hereto, as lenders, and Bank of Montreal, as agent.

--------------------------------------------------------------------------------

                             COMPLIANCE CERTIFICATE

TO:      Bank of Montreal
         Global Distribution, After Sales
         100 King Street West
         19th Floor, First Canadian Place
         Toronto, Ontario   M5X 1A1

         Attention:        Manager
         Telecopier No.:   (416) 867-5718

Dear Sirs:

1. Reference is made to the second amended and restated credit agreement made as of January 22, 2003 among Vermilion Resources Ltd. and Vermilion Rep SA, as Borrowers, the Lenders (as defined therein), Bank of Montreal, as agent (the "AGENT"), as further amended, supplemented, restated or replaced from time to time (the "CREDIT AGREEMENT"). All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as ascribed thereto in the Credit Agreement.

2. I/We, [names], in [my/our] capacity as [title and title] of Vermilion Canada and Vermilion France respectively, and not in any personal capacity, hereby certify that as of the date hereof:

         (a) the representations and warranties set forth in Article 7 of the Credit Agreement are true and correct on the date hereof;

         (b) each Borrower has performed or observed or caused to be performed or observed the covenants set forth in the Credit Agreement to be performed or observed by it and its Subsidiaries to the date hereof; and

         (c)      no Default or Event of Default has occurred and is continuing.

3. As at the [insert March 31, June 30, September 30 or December 31, as applicable], the Debt to Cash Flow Ratio is ?:?.

4. Attached hereto is a detailed list and description of all of the Currency Hedge Agreements, Commodity Hedge Agreements and Interest Rate Hedge Agreements to which the Borrowers and the Subsidiaries of Vermilion Canada are a Party (which description includes the specific terms and provisions of such Currency Hedge Agreements, Commodity Hedge Agreements and Interest Rate Agreements), together with the Market Value of each such Currency Hedge Agreement, Commodity Hedge Agreement and Interest Rate Hedge Agreement as at [insert March 31, June 30, September 30 or December 31, as applicable]. "MARKET VALUE" means, with respect to the obligations of the Borrowers and the Subsidiaries of Vermilion Canada under each Commodity Hedge Agreement, Currency Hedge Agreement and Interest Rate Hedge Agreement, on any day on which the Market Value is calculated, an amount, whether positive or negative, if any, which could be owing by the Borrowers or the Subsidiaries of Vermilion Canada with respect to their obligations under each such Commodity Hedge Agreement, Currency Hedge Agreement or Interest Rate Hedge Agreement, calculated (whether or not governed by an ISDA Master Agreement), by making an estimation at mid-market the calculations required by section 6(e)(ii)(2)(A) of the ISDA Master Agreement as if the ISDA Master Agreement were being terminated as a result of a Termination Event with two Affected Parties on that day of calculation. For purposes of this definition, "ISDA MASTER AGREEMENT" means the 1992 ISDA Master Agreement as published by the International Swaps and Derivatives Association, Inc., as amended or replaced from time to time and capitalized terms not defined in this Certificate shall have the meanings ascribed to them in the ISDA Master Agreement.

5. The aggregate fair market value of all dispositions in the current fiscal year are in the amount of $[ ].

The calculation of each of Section 3 above is as set out on Schedule "A" attached hereto.

DATED this __________day of ____________________, o.

VERMILION RESOURCES LTD.                 VERMILION REP SA

Per:   ________________________          Per:   ________________________

Name:  ________________________          Name:  ________________________

Title: ________________________          Title: ________________________

SCHEDULE "D" attached to and forming part of the Second Amended and Restated Credit Agreement made as of January 22, 2003 among Vermilion Resources Ltd. and Vermilion Rep SA, as borrowers, Bank of Montreal, BNP Paribas, BNP Paribas (Canada), Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank and the other banks and financial institutions from time to time parties hereto, as lenders, and Bank of Montreal, as agent.
--------------------------------------------------------------------------------

                                CONVERSION NOTICE


TO:      Bank of Montreal
         Global Distribution, After Sales
         100 King Street West
         19th Floor, First Canadian Place
         Toronto, Ontario   M5X 1A1

         Attention:  Manager
         Telecopier No.:   (416) 867-5718

Dear Sirs:

1. Reference is made to the second amended and restated credit agreement made as of January 22, 2003 among Vermilion Resources Ltd. and Vermilion Rep SA, as Borrowers, the Lenders (as defined therein), Bank of Montreal, as agent (the "AGENT"), as further amended, supplemented, restated or replaced from time to time (the "CREDIT AGREEMENT"). All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as ascribed thereto in the Credit Agreement.

2. Pursuant to Section 6.4 of the Credit Agreement, [Vermilion Canada and Vermilion France] hereby requests the following Conversion:

         (a)      Conversion Date:

         (b)      Applicable Tranche:

         (c)      Type and amount of existing Advance
                  (prior to Conversion):________________________________________

         (d)      Type and amount of converted Advance
                  (after Conversion):___________________________________________

         (e)      Maturity Date (after Conversion)
                  (if applicable):______________________________________________

         (f)      Applicable Borrower's account(s)
                  (if any):_____________________________________________________

         (g)      Special Instructions
                  (if any):_____________________________________________________

3. The representations and warranties set forth in Article 7 of the Credit Agreement are true and correct on the date hereof. Each Borrower has performed or observed or caused to be performed or observed the covenants set forth in the Credit Agreement to be performed or observed by it and its Subsidiaries to the date hereof. No Default or Event of Default has occurred and is continuing.



DATED this __________day of ____________________, o.

[VERMILION RESOURCES LTD./ VERMILION REP SA]

Per:   ______________________________

Name:  ______________________________

Title: ______________________________

SCHEDULE "E" attached to and forming part of the Second Amended and Restated Credit Agreement made as of January 22, 2003 among Vermilion Resources Ltd. and Vermilion Rep SA, as borrowers, Bank of Montreal, BNP Paribas, BNP Paribas (Canada), Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank and the other banks and financial institutions from time to time parties hereto, as lenders, and Bank of Montreal, as agent.

--------------------------------------------------------------------------------

                                 DRAWDOWN NOTICE


TO:      Bank of Montreal
         Global Distribution, After Sales
         100 King Street West
         19th Floor, First Canadian Place
         Toronto, Ontario  M5X 1A1

         Attention:        Manager
         Telecopier No.:   (416) 867-5718

Dear Sirs:

1. Reference is made to the second amended and restated credit agreement made as of January 22, 2003 among Vermilion Resources Ltd. And Vermilion Rep SA, as Borrowers, the Lenders (as defined therein), Bank of Montreal, as agent (the "AGENT"), as further amended, supplemented, restated or replaced from time to time (the "CREDIT AGREEMENT"). All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as ascribed thereto in the Credit Agreement.

2. Pursuant to Section 2.1 of the Credit Agreement, [Vermilion Canada/ Vermilion France] hereby requests the following Drawdown under the provisions of the Credit:

         (a) Drawdown Date:                _____________________________________

         (b) Applicable Tranche:           _____________________________________

         (c) Amount of Drawdown:           _____________________________________

         (d) Type of Advance:              _____________________________________

         (e) Maturity Date (if applicable):_____________________________________

         (f) Borrower's account(s) to be
             credited (if applicable):     _____________________________________

         (g) Special Instructions (if any):_____________________________________

3. The representations and warranties set forth in Article 7 of the Credit Agreement are true and correct on the date hereof.

4. Each Borrower has performed or observed or caused to be performed or observed the covenants set forth in the Credit Agreement to be performed or observed by it to the date hereof.

5.       No Default or Event of Default has occurred and is continuing.

         [except those set out below, which have been expressly disclosed to and waived or agreed to by the Lenders in writing].

         DATED this ______ day of __________________ O.



[VERMILION RESOURCES LTD./ VERMILION REP SA]

Per:   ______________________________

Name:  ______________________________

Title: ______________________________

SCHEDULE "F" attached to and forming part of the Second Amended and Restated Credit Agreement made as of January 22, 2003 among Vermilion Resources Ltd. and Vermilion Rep SA, as borrowers, Bank of Montreal, BNP Paribas, BNP Paribas (Canada), Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank and the other banks and financial institutions from time to time parties hereto, as lenders, and Bank of Montreal, as agent.

--------------------------------------------------------------------------------

                         PART A - PERMITTED ENCUMBRANCES

All capitalized terms used herein shall have the meanings ascribed thereto in the Credit Agreement to which this Schedule "F" is attached.

"PERMITTED ENCUMBRANCES" means, in respect of the Property of a Borrower, a Material Subsidiary or Vermilion Trust, any of the following Security Interests:

         (a) undetermined or inchoate liens incidental to construction, maintenance or operations carried on in the ordinary course of its business provided that such liens have not been filed or otherwise become the subject of enforcement proceedings under Applicable Law;

         (b) liens securing taxes and assessments not at the time overdue (or if overdue are being contested by it diligently and in good faith by appropriate proceedings);

         (c) liens to secure its assessments or current obligations which are not at the time overdue or otherwise dischargeable by the payment of money, and which are incurred in the ordinary course of its business under workers' compensation laws, unemployment insurance or other social security legislation or similar legislation, provided that such liens are in amounts commensurate with such current obligations;

         (d) inchoate liens or any rights of distress reserved in or exercisable under any lease or sublease to which it is a lessee which secure the payment of rent or compliance with the terms of such lease or sublease, provided that such rent is not then overdue and it is then in compliance in all material respects with such terms;

         (e) liens in favour of a public utility or any governmental or public authority when required by such utility, government or public authority in connection with its ordinary course business operations, provided that the obligations secured thereby are not overdue (or if overdue are being contested by it diligently and in good faith by appropriate proceedings);

         (f) liens which are incurred or created in the ordinary course of business and in accordance with customary oil and gas industry practice (other than liens arising from any dedicated production sale agreement) as security in favour of a person conducting the development or operation of any of the Oil and Gas Properties for a Borrower's or any Material Subsidiary's proportionate share of costs and expenses of such development or operations, which are not overdue (or if overdue are being contested by it diligently and in good faith by appropriate proceedings);

         (g) liens on Petroleum Substances or the proceeds of sale of Petroleum Substances pursuant to a processing or transmission arrangement entered into or assumed by it in the ordinary course of its business, securing the payment of its obligations in respect of the fees, costs and expenses attributable to the processing or transmission (as the case may be) of any such Petroleum Substances under any such processing or transmission arrangement, provided that the obligations secured thereby are not overdue (or if overdue are being contested by it diligently and in good faith by appropriate proceedings);

         (h) liens in favour of a government or public authority resulting from the deposit of cash or bonds as security for the performance of any of its obligations (other than for the payment of money) made in the ordinary course of its business, provided that such security is required or requested pursuant to an Applicable Law or to secure its performance in connection with bids or tenders submitted by it, and the obligations secured thereby are not overdue (or if overdue are being contested by it diligently and in good faith by appropriate proceedings);

         (i) liens in favour of a third party under any pooling, unit, development, farmout, participation, overriding royalty, net profits interest, carried interest, reversionary interest, operating agreement or similar agreement affecting the property which is the subject of such agreement (other than liens arising from any dedicated production sale agreement), provided that (i) such agreement is entered into in the ordinary course of its business, on arms' length commercial terms and in accordance with sound industry practice, (ii) the liens have not been filed or otherwise become the subject of enforcement proceedings under Applicable Laws, and (iii) the obligations secured thereby are not overdue (or if overdue are being contested by it diligently and in good faith by appropriate proceedings);

         (j) any lien, Security Interest or encumbrance permitted to be created or granted by a Borrower, any Material Subsidiary or Vermilion Trust under the provisions of the Credit Agreement or with the prior written consent of all of the Lenders;

         (k) any Security Interest to secure a Purchase Money Obligation, provided that the property subject to such Security Interest is limited to the property in respect of which the Purchase Money Obligation was incurred or assumed, and the identifiable or traceable proceeds thereof; for purposes hereof "PURCHASE MONEY OBLIGATION" means:

                  (i) any indebtedness incurred, assumed or owed by a Borrower, any Material Subsidiary or Vermilion Trust as all or part of, or incurred or assumed by a Borrower, any Material Subsidiary or Vermilion Trust to provide funds to pay all or part of the purchase price of any property or assets acquired by a Borrower, any Material Subsidiary or Vermilion Trust provided that:

                           (A) the aggregate principal amount of all such indebtedness does not, at any time, exceed $10,000,000; and

                           (B) no Borrower, any Material Subsidiary or Vermilion Trust or an Affiliate thereof, immediately prior to entering into an agreement for the acquisition of such property or assets, owns or has any interest in, or any entitlement to own, or has any interest in, the property or assets or a portion thereof being so acquired;

                  (ii) any extension, renewal, refinancing or replacement (or successive extensions, renewals, refinancings or replacements), whether from the same or another lender, in whole or in part, of any indebtedness referred to in subsection (i) above, provided that the principal amount of indebtedness secured by such extension, renewal, refinancing or replacement shall not exceed the principal amount of such indebtedness immediately prior to such extension, renewal, refinancing or replacement, and the Security Interests granted in respect of such indebtedness shall be limited to all or a part of the property or assets which secured such indebtedness immediately prior to such extension, renewal, refinancing or replacement;

         (l) liens on cash or marketable securities of a Borrower granted in connection with crude oil, natural gas or natural gas liquids hedging arrangements, commodity swaps or forward sales provided:

                  (i) the fair market value of all such cash and marketable securities is not at any time in excess of $6,000,000; and

                  (ii) the obligations secured by such liens are not due and delinquent;

         (m)      the Security Interests constituted by the Security,

provided that in each case where it is contesting any obligations, taxes or assessments as contemplated herein, such liens shall only be Permitted Encumbrances (A) if the Borrowers establish to the satisfaction of the Agent (acting reasonably) a sufficient reserve for or deposits with a court of competent jurisdiction or the assessing authority, or to such other person as is acceptable to the Lenders, acting reasonably, sufficient funds or a surety bond, for the total amount claimed to be secured by such liens, where the application of such reserve, funds or bond would result in their discharge, and (B) for so long as such contestation effectively postpones the enforcement of the rights of the holder thereof.



                        PART B - PERMITTED TITLE DEFECTS

"PERMITTED TITLE DEFECTS" means, in respect of the property of a Borrower and the Subsidiaries of Vermilion Canada, the following defects in its title thereto:

(a)      Permitted Encumbrances;

(b) reservations, limitations, provisos and conditions expressed in any original grant from the Crown;

(c) title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purposes for which it is held, or impair its saleability, or cause a disruption or material reduction in the production or cash flow (if any) associated therewith;

(d) all rights reserved to or vested in any Governmental/Judicial Body by the terms of any lease, license, grant or permit, or by any statutory or regulatory provision, to terminate any such lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof,

(e) any right of first refusal or requirement to obtain consent of a third party to a disposition created in the ordinary course of the oil an gas business to the extent that the Borrower or its Material Subsidiaries are not in default thereunder;

(f) any right reserved to, or vested in, any Governmental/Judicial Body by the terms of any Applicable Laws or any easement, right-of-way or servitude issued or granted pursuant thereto, to terminate any such Applicable Laws or easement, right-of-way or servitude or to purchase, expropriate, appropriate or recapture, or designate a purchaser of, any property; and

(g) title defects which are expressly disclosed to and expressly consented to by the Lender as constituting Permitted Title Defects hereunder.

SCHEDULE "G" attached to and forming part of the Second Amended and Restated Credit Agreement made as of January 22, 2003 among Vermilion Resources Ltd. and Vermilion Rep SA, as borrowers, Bank of Montreal, BNP Paribas, BNP Paribas (Canada), Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank and the other banks and financial institutions from time to time parties hereto, as lenders, and Bank of Montreal, as agent.

--------------------------------------------------------------------------------

                                REPAYMENT NOTICE


TO:      Bank of Montreal
         Global Distribution, After Sales
         100 King Street West
         19th Floor, First Canadian Place
         Toronto, Ontario  M5X 1A1

         Attention:  Manager
         Telecopier No.:   (416) 867-5718


Dear Sirs:

1. Reference is made to the second amended and restated credit agreement made as of January 22, 2003 among Vermilion Resources Ltd. and Vermilion Rep SA, as Borrowers, the Lenders (as defined therein), Bank of Montreal, as agent (the "AGENT"), as further amended, supplemented, restated or replaced from time to time (the "CREDIT AGREEMENT"). All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as ascribed thereto in the Credit Agreement.

2. Pursuant to Section 6.5 of the Credit Agreement, [Vermilion Canada/ Vermilion France] hereby requests the following repayment under the provisions of the Facility:

         (a)      Date of repayment:                ____________________________

         (b)      Applicable Tranche of the Credit: ____________________________
                  $o to the Working Capital Tranche:____________________________
                  $o to the Syndicate Tranche:      ____________________________
                  $o to the French Tranche:         ____________________________

         (c)      Type of Advance:                  ____________________________

         (d)      Amount of repayment:              ____________________________

         (e)      Borrower's account(s) to be
                  debited (if applicable):          ____________________________

         (f)      Special Instructions (if any):    ____________________________



DATED this __________day of ____________________, o.

                                                   [VERMILION RESOURCES LTD./
                                                   VERMILION REP SA]



                                                   Per: ________________________
                                                   Name:
                                                   Title:

SCHEDULE "H" attached to and forming part of the Second Amended and Restated Credit Agreement made as of January 22, 2003 among Vermilion Resources Ltd. and Vermilion Rep SA, as borrowers, Bank of Montreal, BNP Paribas, BNP Paribas (Canada), Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank and the other banks and financial institutions from time to time parties hereto, as lenders, and Bank of Montreal, as agent.

--------------------------------------------------------------------------------

                                 ROLLOVER NOTICE

TO:      Bank of Montreal
         Global Distribution, After Sales
         100 King Street West
         19th Floor, First Canadian Place
         Toronto, Ontario  M5X 1A1

         Attention:        Manager
         Telecopier No.:   (416) 867-5718

Dear Sirs:

1. Reference is made to the second amended and restated credit agreement made as of January 22, 2003 among Vermilion Resources Ltd. and Vermilion Rep SA, as Borrowers, the Lenders (as defined therein), Bank of Montreal, as agent (the "AGENT"), as further amended, supplemented, restated or replaced from time to time (the "CREDIT AGREEMENT"). All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as ascribed thereto in the Credit Agreement.

2. Pursuant to Section 6.4 of the Credit Agreement, [Vermilion Canada/ Vermilion France] hereby requests the following Rollover under the provisions of the Credit:

         (a) Rollover Date:                            _________________________

         (b) Applicable Tranche of the Credit:         _________________________

         (c) Type of Advance:                          _________________________

         (d) Amount of Rollover:                       _________________________

         (e) Maturity Date (after Rollover)
             (if applicable:)                          _________________________

         (f) Applicable Borrower's account(s) (if any):_________________________

         (g) Special Instructions (if any):            _________________________


3. The representations and warranties set forth in Article 7 of the Credit Agreement are true and correct on the date hereof. Each Borrower has performed or observed or caused to be performed or observed the covenants set forth in the Credit Agreement to be observed and performed by it and its Subsidiaries to the date hereof. No Default or Event of Default has occurred and is continuing.

DATED this __________day of ____________________, o.

                                                   [VERMILION RESOURCES LTD./
                                                   VERMILION REP SA]



                                                   Per: ________________________
                                                   Name:
                                                   Title:

SCHEDULE "I" attached to and forming part of the Second Amended and Restated Credit Agreement made as of January 22, 2003 among Vermilion Resources Ltd. and Vermilion Rep SA, as borrowers, Bank of Montreal, BNP Paribas, BNP Paribas (Canada), Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank and the other banks and financial institutions from time to time parties hereto, as lenders, and Bank of Montreal, as agent.

--------------------------------------------------------------------------------

                       DISCLOSURE INFORMATION RELATING TO
             SUBSIDIARIES AND MATERIAL SUBSIDIARIES OF THE BORROWER



THE INFORMATION IN THIS SCHEDULE "I" WAS PROVIDED TO FRASER MILNER CASGRAIN DIRECTLY BY VERMILION RESOURCES LTD. IN HARD COPY AND NOT IN ELECTRONIC FORM.

SCHEDULE "J" attached to and forming part of the Second Amended and Restated Credit Agreement made as of January 22, 2003 among Vermilion Resources Ltd. and Vermilion Rep SA, as borrowers, Bank of Montreal, BNP Paribas, BNP Paribas (Canada), Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank and the other banks and financial institutions from time to time parties hereto, as lenders, and Bank of Montreal, as agent.

--------------------------------------------------------------------------------

                         REQUEST FOR OFFER OF EXTENSION


TO:      Bank of Montreal
         Global Distribution, After Sales
         100 King Street West
         19th Floor, First Canadian Place
         Toronto, Ontario  M5X 1A1

         Attention:        Manager
         Telecopier No.:   (416) 867-5718


AND TO:

         Bank of Montreal
         Investment and Corporate Banking
         Suite 1400, 421 - 7th Avenue S.W.
         Calgary, Alberta  T2P 4K9

         Attention:        Managing Director


Dear Sirs:

We refer you to the second amended and restated credit agreement made as of January 22, 2003 among Vermilion Resources Ltd. and Vermilion Rep SA, as Borrowers, the Lenders (as defined therein), Bank of Montreal, as Agent, as further amended, supplemented, restated or replaced from time to time (the "CREDIT AGREEMENT"). All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as ascribed thereto in the Credit Agreement.

We hereby give notice of our request for an offer of extension of the Credit Revolving Period for a further period of 364 days pursuant to Section 3.2(a) of the Credit Agreement.

As of the date hereof, there exists no Event of Default or Default under the Credit Agreement.

Yours very truly,

VERMILION RESOURCES LTD.                    VERMILION REP SA


By: _____________________________           By: _________________________
Name:                                       Name:
Title:                                      Title:

Each of the undersigned hereby agrees to the extension requested herein by the Borrower.

Dated as of the _______ day of _____________________, o.


                                            VERMILION RESOURCES
                                            BY ITS PARTNERS
VERMILION BARBADOS (2002)                        VERMILION RESOURCES LTD.


By: _____________________________           By: _________________________
    Name:                                       Name:
    Title:                                      Title:


SLIMM INVESTMENT BV                         764031 ALBERTA LTD.


By: _____________________________           By: _________________________
    Name:                                       Name:
    Title:                                      Title:



764031 ALBERTA LTD.                         VERMILION ENERGY TRUST,
                                            by its duly authorized administrator
                                            VERMILION RESOURCES LTD.


By: _____________________________           By: _________________________
    Name:                                       Name:
    Title:                                      Title:

SCHEDULE "K" attached to and forming part of the Second Amended and Restated Credit Agreement made as of January 22, 2003 among Vermilion Resources Ltd. and Vermilion Rep SA, as borrowers, Bank of Montreal, BNP Paribas, BNP Paribas (Canada), Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank and the other banks and financial institutions from time to time parties hereto, as lenders, and Bank of Montreal, as agent.

--------------------------------------------------------------------------------

                    POWER OF ATTORNEY - BANKERS' ACCEPTANCES

         WHEREAS Vermilion Resources Ltd. (the "BORROWER") wishes to facilitate the acceptance of Bankers' Acceptances pursuant to the terms of the second amended and restated credit agreement made as of January 22, 2003 among Vermilion Resources Ltd. and Vermilion Rep SA, as Borrowers, the Lenders (as defined therein), Bank of Montreal, as Agent, providing for a revolving term credit (as amended, modified, varied, restated or replaced from time to time, the "CREDIT AGREEMENT"). Capitalized terms used herein and not defined herein shall have the meaning ascribed thereto in the Credit Agreement.

         NOW THEREFORE, the Borrower hereby appoints [o] (the "BANK"), acting by the commercial paper clerk (the "ATTORNEY") for the time being at the Bank's main branch in Toronto, Ontario (the "BRANCH OF ACCOUNT"), the attorney of the
Borrower:

         (a) to sign for and on behalf and in the name of the Borrower as drawer, drafts in the Bank's standard form ("DRAFTS") which are "depository bills" under and as defined in the DEPOSITORY BILLS AND NOTES ACT (Canada) (the "DBNA") drawn on the Bank payable to a "clearing house" under the DBNA or its nominee for deposit by the Bank with the "clearing house" after acceptance thereof by the Bank; and

         (b)      to fill in the amount, date and maturity date of such Drafts;

provided that such acts in each case are to be undertaken by the Bank in accordance with instructions given to the Bank by the Borrower as provided in this power of attorney.

Instructions to the Bank relating to the execution, completion, discount and/or deposit by the Bank on behalf of the Borrower of Drafts which the Borrower wishes to submit to the Bank for acceptance by the Bank shall be communicated by the Agent and/or the Borrower to the Bank in writing at the Branch of Account following delivery by the Borrower of a Drawdown Notice, Conversion Notice or Rollover Notice pursuant to the Credit Agreement and shall specify the following information:

         (a)      reference to this power of attorney;

         (b) a Canadian Dollar amount, which shall be the aggregate face amount of the Drafts to be accepted by the Bank in respect of a particular Advance;

         (c) a specified period of time as provided in the Credit Agreement which shall be the number of days after the date of acceptance of such Drafts that such Drafts are to be payable, and the dates of issue and maturity of such Drafts; and

         (d) payment instructions specifying the account number of the Borrower and the financial institution at which the BA Discount Proceeds are to be credited.

The communication in writing by the Borrower to the Bank of the instructions referred to above shall constitute the authorization and instruction of the Borrower to the Bank to complete and execute Drafts in accordance with such information as set out above and the request of the Borrower to the Bank to accept such Drafts and deposit the same with the "CLEARING HOUSE" against payment as set out in the instructions. The Borrower acknowledges that the Bank shall not be obligated to accept any such Drafts except in accordance with the provisions of the Credit Agreement. The Bank shall be and it is hereby authorized to act on behalf of the Borrower upon and in compliance with instructions communicated to the Bank as provided herein if the Bank reasonably believes them to be genuine.

The Borrower agrees to indemnify the Bank and its directors, officers, employees, affiliates and agents and to hold it and them harmless from and against any loss, liability, expense or claim of any kind or nature whatsoever incurred by any of them as a result of any action or inaction in any way relating to or arising out of this power of attorney or the acts contemplated hereby including the deposit of any draft with the "clearing house"; provided that this indemnity shall not apply to any such loss, liability, expense or claim which results from the negligence or willful misconduct of the Bank or any of its directors, officers, employees, affiliates or agents.

This power of attorney may be revoked by the Borrower at any time upon not less than 5 Business Days' written notice served upon the Bank at the address set out in the Credit Agreement, provided that (i) it may be replaced with another power of attorney forthwith in accordance with the requirements of the Credit Agreement; and (ii) no such revocation shall reduce, limit or otherwise affect the obligations of the Borrower in respect of any Draft executed, completed, discounted and/or deposited in accordance herewith prior to the time at which such revocation becomes effective. This power of attorney may be terminated by the Bank at any time not less than 5 Business Days' written notice to the Borrower.

Any revocation or termination of this power of attorney shall not affect the rights of the Bank and the obligations of the Borrower with respect to the indemnities of the Borrower above stated.

This power of attorney is in addition to and not in substitution for any agreement to which the Bank and the Borrower are parties.

This power of attorney shall be governed in all respects by the laws of the Province of Alberta and the laws of the Canada applicable herein and each of the Borrower and the Bank hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of such jurisdiction in respect of all matters arising out of this power of attorney.

In the event of a conflict between the provisions of this Power of Attorney and the Credit Agreement, the Credit Agreement shall prevail.

DATED this o day of o.

                                                VERMILION RESOURCES LTD.

                                                Per: ___________________________
                                                Name:
                                                Title:

                                                Per: ___________________________
                                                Name:
                                                Title:

SCHEDULE "L" attached to and forming part of the Second Amended and Restated Credit Agreement made as of January 22, 2003 among Vermilion Resources Ltd. and Vermilion Rep SA, as borrowers, Bank of Montreal, BNP Paribas, BNP Paribas (Canada), Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank and the other banks and financial institutions from time to time parties hereto, as lenders, and Bank of Montreal, as agent.

--------------------------------------------------------------------------------

                   NOTIFICATION TO THE FRENCH OPERATING LENDER




BNP Paribas
21, place du Marche Saint Horore
75031 Paris Cedex 01
France

Dear Sirs:

         We refer you to the second amended and restated credit agreement dated as of January 22, 2003 among Vermilion Resources Ltd. and Vermilion Rep SA, as Borrowers, the Lenders (as defined therein), Bank of Montreal, as Agent, as further amended, supplemented, restated or replaced from time to time (the "CREDIT AGREEMENT"). All capitalized terms and expressions used herein but not otherwise defined, shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

         The Agent hereby confirms that it does not have any actual knowledge of the occurrence and continuance of any Event of Default.

Yours very truly

BANK OF MONTREAL, AS AGENT

By: _________________________
         Name:
         Title:

SCHEDULE "M" attached to and forming part of the Second Amended and Restated Credit Agreement made as of January 22, 2003 among Vermilion Resources Ltd. and Vermilion Rep SA, as borrowers, Bank of Montreal, BNP Paribas, BNP Paribas (Canada), Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank and the other banks and financial institutions from time to time parties hereto, as lenders, and Bank of Montreal, as agent.

--------------------------------------------------------------------------------

                  EXISTING BAS, EXISTING LCS AND EXISTING SWAPS


                         [INFO TO BE PROVIDED BY AGENT]


1. Existing BAs:

         LENDER                    AMOUNT                        MATURITY DATE
         ------                    ------                        -------------

         N/A                       $0                            N/A


2. Existing LCs:

         BENEFICIARY               AMOUNT                        MATURITY DATE

         ESSO Rep                  Cdn. $3,519,042.42            July 17, 2003

3. Existing Swaps:

         See Exhibit M-1 attached hereto.

                                TABLE OF CONTENTS


ARTICLE 1 DEFINED TERMS........................................................2

   1.1   DEFINED TERMS.........................................................2
   1.2   SCHEDULES............................................................27

ARTICLE 2 THE CREDIT..........................................................28

   2.1   AMOUNT AND AVAILMENT OPTIONS.........................................28
   2.2   SYNDICATE TRANCHE, WORKING CAPITAL TRANCHE AND FRENCH TRANCHE........28
   2.3   PREVIOUS ADVANCES AND OBLIGATIONS UNDER THE 2001 CREDIT AGREEMENT....28
   2.4   CREDIT REVOLVEMENT...................................................29
   2.5   USE OF CREDIT........................................................29
   2.6   FUNDING OF VERMILION FRANCE AND VERMILION NETHERLANDS................30
   2.7   JOINT AND SEVERAL LIABILITY OF THE BORROWERS.........................30

ARTICLE 3 EXTENSION AND REPAYMENT OF THE CREDIT...............................30

   3.1   REDUCTION OF CREDIT AND REPAYMENT OF BORROWINGS......................30
   3.2   EXTENSION OF THE REVOLVING PERIOD....................................30
   3.3   REPAYMENT OF ADVANCES................................................32
   3.4   CANCELLATION OF COMMITMENT AND PREPAYMENT............................32
   3.5   PRINCIPAL AMOUNT OF ADVANCES.........................................33

ARTICLE 4 INTEREST RATES, FEES, SUBSIDIARY GUARANTEES AND SECURITY............33

   4.1   INTEREST RATES, BANKERS' ACCEPTANCE, TENDER CHEQUE AND
         LETTER OF CREDIT FEES....................... ........................33
   4.2   COMMITMENT FEE.......................................................34
   4.3   SUBSIDIARY GUARANTEES AND SUBSIDIARY SECURITY........................35
   4.4   CONTINUING SUBSIDIARY GUARANTEES AND SUBSIDIARY SECURITY.............35
   4.5   DEALING WITH SUBSIDIARY GUARANTEES...................................35
   4.6   EFFECTIVENESS........................................................35
   4.7   UNDERTAKING TO GRANT ADDITIONAL SECURITY.............................36
   4.8   LIMITATION...........................................................36
   4.9   FURTHER ASSURANCES RE: SECURITY DOCUMENTS............................36

ARTICLE 5 CONDITIONS PRECEDENT TO RESTATEMENT  AND DISBURSEMENT CONDITIONS....37

   5.1   CONDITIONS PRECEDENT TO THE CLOSING..................................37
   5.2   CONDITIONS PRECEDENT TO ALL ADVANCES.................................38
   5.3   WAIVER...............................................................39

ARTICLE 6 ADVANCES............................................................40

   6.1   PRIME RATE, U.S. BASE RATE, LIBOR ADVANCES AND EURIBOR ADVANCES......40
   6.2   EVIDENCE OF INDEBTEDNESS.............................................41
   6.3   CONVERSIONS..........................................................41
   6.4   NOTICE OF ADVANCES, ROLLOVERS AND CONVERSIONS........................41
   6.5   REPAYMENTS...........................................................42
   6.6   CO-ORDINATION OF PRIME RATE, U.S. BASE RATE AND LIBOR ADVANCES
         UNDER THE SYNDICATE TRANCHE..........................................42
   6.7   FORM OF BANKERS' ACCEPTANCES.........................................43
   6.8   SIZE AND MATURITY OF BANKERS' ACCEPTANCES, ROLLOVERS AND CONVERSIONS.43
   6.9   CO-ORDINATION OF BA ADVANCES.........................................44

   6.10  PAYMENT OF BANKERS' ACCEPTANCES AND BA EQUIVALENT LOANS..............45
   6.11  DEEMED ADVANCE - BANKERS' ACCEPTANCES................................45
   6.12  WAIVER...............................................................45
   6.13  DEGREE OF CARE.......................................................46
   6.14  INDEMNITY............................................................46
   6.15  OBLIGATIONS ABSOLUTE.................................................46
   6.16  LIBOR PERIODS AND EURIBOR PERIODS....................................46
   6.17  TERMINATION OF LIBOR ADVANCES AND EURIBOR ADVANCES...................47
   6.18  LETTERS OF CREDIT....................................................47
   6.19  LETTER OF CREDIT FEES................................................47
   6.20  PROCEDURES AND LIMITATIONS...........................................48
   6.21  TENDER CHEQUES.......................................................48
   6.22  TENDER CHEQUE FEES...................................................49

ARTICLE 7 REPRESENTATIONS AND WARRANTIES......................................49

   7.1   GENERAL..............................................................49
   7.2   FINANCIAL............................................................52
   7.3   OIL AND GAS PROPERTIES...............................................53
   7.4   SURVIVAL AND INCLUSION...............................................54

ARTICLE 8 COVENANTS...........................................................54

   8.1   GENERAL..............................................................54
   8.2   REPORTING............................................................55
   8.3   PROPERTY.............................................................58
   8.4   NEGATIVE CORPORATE COVENANTS.........................................59
   8.5   RESTRICTIONS ON ADDITIONAL DEBT, GUARANTEES, SECURITY INTERESTS
         AND ACQUISITIONS.....................................................59
   8.6   RESTRICTIONS ON DISTRIBUTIONS........................................61
   8.7   RESTRICTIONS ON PROPERTY DISPOSITIONS AND CAPITAL EXPENDITURES.......62
   8.8   COVENANTS REGARDING INSURANCE........................................62
   8.9   NOTICE REQUIREMENTS..................................................63
   8.10  NOTICE OF ENVIRONMENTAL MATTERS......................................63
   8.11  VERMILION FRANCE, VERMILION BARBADOS AND VERMILION NETHERLANDS.......63
   8.12  DURATION OF COVENANTS................................................64

ARTICLE 9 EVENTS OF DEFAULT...................................................64

   9.1   EVENTS OF DEFAULT....................................................64
   9.2   ACCELERATION AND TERMINATION OF RIGHTS...............................68
   9.3   PAYMENT OF BANKERS' ACCEPTANCES, LETTERS OF CREDIT AND SPECIAL
         TERM LCS.............................................................68
   9.4   REMEDIES.............................................................69
   9.5   WAIVERS..............................................................69
   9.6   NO OBLIGATION TO ENFORCE.............................................69
   9.7   PERFORM OBLIGATIONS..................................................69
   9.8   REMEDIES CUMULATIVE..................................................69
   9.9   SET-OFF OR COMPENSATION..............................................70

ARTICLE 10 THE AGENT AND THE LENDERS..........................................70

   10.1  AUTHORIZATION OF AGENT AND RELATIONSHIP..............................70
   10.2  DISCLAIMER OF AGENT..................................................70
   10.3  FAILURE OF LENDER TO FUND............................................71
   10.4  PAYMENTS BY THE BORROWERS, MATERIAL SUBSIDIARIES AND
         VERMILION TRUST......................................................72

   10.5  PAYMENTS BY AGENT....................................................75
   10.6  DIRECT PAYMENTS......................................................76
   10.7  ADMINISTRATION OF THE CREDITS........................................76
   10.8  RIGHTS OF AGENT......................................................79
   10.9  ACKNOWLEDGEMENTS, REPRESENTATIONS AND COVENANTS OF LENDERS...........79
   10.10 ACTION OF THE LENDERS................................................80
   10.11 SUCCESSOR AGENT......................................................81
   10.12 PROVISIONS OPERATIVE BETWEEN LENDERS AND AGENT ONLY..................81

ARTICLE 11 ADDITIONAL LENDERS, SUCCESSORS AND ASSIGNS.........................81

   11.1  SUCCESSORS AND ASSIGNS...............................................81
   11.2  ASSIGNMENTS..........................................................82
   11.3  PARTICIPATION........................................................83
   11.4  DISSENTING LENDERS...................................................84

ARTICLE 12 MISCELLANEOUS PROVISIONS...........................................84

   12.1  HEADINGS AND TABLE OF CONTENTS.......................................84
   12.2  ACCOUNTING TERMS.....................................................84
   12.3  CAPITALIZED TERMS....................................................84
   12.4  SEVERABILITY.........................................................85
   12.5  NUMBER AND GENDER....................................................85
   12.6  AMENDMENT, SUPPLEMENT OR WAIVER......................................85
   12.7  GOVERNING LAW........................................................85
   12.8  THIS AGREEMENT TO GOVERN.............................................85
   12.9  PERMITTED ENCUMBRANCES...............................................85
   12.10 CURRENCY.............................................................86
   12.11 LIABILITY OF LENDERS.................................................86
   12.12 EXPENSES AND INDEMNITY...............................................86
   12.13 MANNER OF PAYMENT AND TAXES..........................................87
   12.14 INCREASED COSTS ETC..................................................88
   12.15 INTEREST ON MISCELLANEOUS AMOUNTS....................................89
   12.16 CURRENCY INDEMNITY...................................................90
   12.17 ENVIRONMENTAL INDEMNITY..............................................90
   12.18 ILLEGALITY...........................................................90
   12.19 CONFIDENTIALITY......................................................91
   12.20 ADDRESS FOR NOTICE...................................................92
   12.21 TIME OF THE ESSENCE..................................................92
   12.22 FURTHER ASSURANCES...................................................92
   12.23 TERM OF AGREEMENT....................................................92
   12.24 PAYMENTS ON BUSINESS DAY.............................................92
   12.25 COUNTERPARTS AND FACSIMILE...........................................92
   12.26 STATUTE REFERENCES...................................................93
   12.27 NON-MERGER...........................................................93
   12.28 ENTIRE AGREEMENT.....................................................93
   12.29 AMENDMENT AND RESTATEMENT............................................93


         Schedule A    -   Assignment Agreement
         Schedule B    -   Commitments of Lenders
         Schedule C    -   Compliance Certificate
         Schedule D    -   Conversion Notice

         Schedule E    -   Drawdown Notice
         Schedule F    -   Permitted Encumbrances and Permitted Title Defects
         Schedule G    -   Repayment Notice
         Schedule H    -   Rollover Notice
         Schedule I        Disclosure Information Relating to Subsidiaries and
                           Material Subsidiaries of the Borrower
         Schedule J    -   Request for Offer of Extension
         Schedule K    -   Bankers' Acceptance Power of Attorney
         Schedule L    -   Notification To The French Operating Under
         Schedule M    -   Existing BAs, Existing LCs and Existing Swaps

                                                                       EXHIBIT E
                                                                       ---------

                                                             [Execution Version]


                            SECOND AMENDING AGREEMENT


         This Second Amending Agreement is made as of the 24th day of September, 2004 among:


                            VERMILION RESOURCES LTD.,
     as borrower under the Syndicate Tranche and the Working Capital Tranche
                              ("VERMILION CANADA")

                                     - and -

                                VERMILION REP SA,
                      as borrower under the French Tranche
                              ("VERMILION FRANCE")

                                     - and -

                         BANK OF MONTREAL, BNP PARIBAS,
                              BNP PARIBAS (CANADA),
                       CANADIAN IMPERIAL BANK OF COMMERCE,
                      THE TORONTO-DOMINION BANK, as lenders
                          (collectively the "LENDERS")

                                     - and -

                                BANK OF MONTREAL,
           as agent for and on behalf of itself and the other Lenders
                                  (the "AGENT")


         WHEREAS Vermilion Canada and Vermilion France (collectively the "BORROWERS", and individually a "Borrower"), the Lenders and the Agent entered into the Second Amended and Restated Credit Agreement dated as of January 22, 2003 (the "2003 CREDIT AGREEMENT") pursuant to which the Lenders agreed to make the Credit available to the Borrowers on and subject to the terms and conditions set out therein.

         AND WHEREAS the parties hereto entered into the First Amending Agreement dated as of June 30, 2003 to supplement and amend the 2003 Credit Agreement as provided for therein (the "FIRST AMENDING AGREEMENT", and the 2003 Credit Agreement as so supplemented and amended being hereinafter referred to as the "CREDIT AGREEMENT").

         AND WHEREAS the parties hereto have agreed to enter into this Second Amending Agreement to further supplement and amend the Credit Agreement as provided for herein.

         NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby covenant and agree with each other as follows:

1.       DEFINED TERMS

         Terms and expressions defined in the Credit Agreement shall, when used herein and unless otherwise defined herein, have the same meanings as are ascribed thereto in the Credit Agreement.

2.       AMENDMENTS TO DEFINITIONS

         Section 1.1 of the Credit Agreement is hereby amended as follows:

         (a) the following additional definitions are inserted in alphabetical order:

                  "APPROVED JURISDICTION" means any province, state, territory or other relevant political subdivision in Canada, the United States, the United Kingdom, the European Union, Australia or New Zealand.

                  "REVOLVING LENDER" means each Lender that is not then a Non-Agreeing Lender.

                  "SCHEDULE III BA REFERENCE LENDERS" means such Lender or Lenders which are authorized foreign banks permitted to carry on business in Canada referred to in Schedule III of the BANK ACT (Canada), as may from time to time be designated by the Agent, in consultation with Vermilion Canada, for such purpose.

                  "STATED TERM DATE" means, in respect of each Lender, June 28, 2005, or if such Lender has from time to time extended its Stated Term Date pursuant to an accepted Offer of Extension, the date to which it has been extended.

                  "VERENEX" means Verenex Energy Inc., a corporation incorporated under the laws of Alberta, and its successors and permitted assigns.

                  "VERENEX GROSS OVERRIDING ROYALTY" means the aggregate amount of the gross overriding royalty payable by Vermilion Canada to Verenex in any given fiscal year of Verenex.

                  "VERMILION DENMARK" means Vermilion Denmark Holdings ApS, a corporation incorporated under the laws of Denmark.

                  "VERMILION NETHERLANDS HOLDCO" means Vermilion Netherlands Holding B.V., a corporation incorporated under the laws of the Netherlands, and which is intended to hold all of the issued and outstanding Shares in the capital of Vermilion Netherlands Opco.

                  "VERMILION NETHERLANDS OPCO" means Vermilion Oil & Gas Netherlands B.V., a corporation incorporated under the laws of the Netherlands.

         (b) the defined terms "AVENTURA" and "TERM OUT DATE" are deleted without any substitution therefor;

         (c) the defined terms "MATERIAL SUBSIDIARY", "PROPORTIONATE SHARE", "SECURITY", "STATED MATURITY DATE" and "TERM PERIOD" are deleted in entirety and replaced with the following substituted definitions:

                  "MATERIAL SUBSIDIARY" means at any time, any Subsidiary of Vermilion Canada whose total assets constitute more than 5% of the consolidated total assets of Vermilion Canada, or whose total revenue constitutes more than 5% of the consolidated revenue of Vermilion Canada for the then preceding consecutive twelve month period, or who has provided a Subsidiary Guarantee or Subsidiary Security to the Agent. As of the date hereof, each of Vermilion France, 764031 Alberta Ltd., Vermilion Resources, Vermilion Barbados, Vermilion Netherlands, Vermilion BVI, Vermilion Denmark and Vermilion Netherlands Opco are considered "Material Subsidiaries". Notwithstanding the foregoing, neither Verenex nor any of its Subsidiaries shall be considered to be a

                  "Material Subsidiary" unless and until: (i) Vermilion Canada directly or indirectly owns all of the issued and outstanding shares in the capital of Verenex; or (ii) Verenex grants a Subsidiary Guarantee and Subsidiary Security to the Agent. In addition, if at any time a Subsidiary of Vermilion Canada has total assets that constitute less than 5% of the consolidated total assets of Vermilion Canada, or has total revenue which constitutes less than 5% of the consolidated revenue of Vermilion Canada for the then preceding consecutive twelve month period, the Agent shall, upon the written request of Vermilion Canada, release and discharge such Subsidiary from its obligations under the Subsidiary Guarantee and the Subsidiary Security, to which such Subsidiary is a party, provided that no Default or Event of Default shall have occurred that is continuing and no Default or Event of Default shall result as a result of the release of such Subsidiary Guarantee and Subsidiary Security. For greater certainty, such Subsidiary shall cease to be a Material Subsidiary for the purposes hereof from and after the date that Vermilion Canada provides such written request to the Agent and the Agent is otherwise satisfied, acting reasonably, that no Default or Event of Default shall have occurred that is continuing and no Default or Event of Default shall occur as a result of the release of such Subsidiary Guarantee and Subsidiary Security.

                  "PROPORTIONATE SHARE" means in respect of each Lender from time to time:

                  (a) with respect to the Credit, (i) prior to the giving of an Acceleration Notice under Section 9.2, the percentage of the Credit which a Lender has agreed to advance to the Borrowers determined by dividing the Lender's Commitment in respect of the Credit by the aggregate of all of the Lenders' Commitments with respect to the Credit, and (ii) after the giving of an Acceleration Notice under Section 9.2, the percentage determined by dividing the Obligations owed by the Borrower to each Lender by the aggregate of all Obligations owed by the Borrower to all of the Lenders,

                  (b) with respect to an Advance or a payment only under the Syndicate Tranche and prior to the giving of an Acceleration Notice under Section 9.2:

                           (i) at any time when all of the Lenders are Revolving Lenders, the percentage of the Syndicate Tranche which a Lender has agreed to advance to Vermilion Canada, determined by dividing the Lender's Commitment in respect of the Syndicate Tranche by the aggregate of all of the Lenders' Commitments with respect to the Syndicate Tranche, or

                           (ii) at any time when there are one or more Revolving Lenders and one or more Non-Agreeing Lenders, then in respect of

                                    (A)     an Advance under the Syndicate
                                            Tranche, the percentage of the
                                            Syndicate Tranche which each
                                            Revolving Lender has agreed to
                                            advance to Vermilion Canada,
                                            determined by dividing the Lender's
                                            Commitment of each Revolving Lender
                                            with respect to the Syndicate
                                            Tranche by the aggregate of all of
                                            the Revolving Lenders' Commitments
                                            with respect to the Syndicate
                                            Tranche,

                                    (B)     a payment of interest under the
                                            Syndicate Tranche, the percentage
                                            thereof determined by dividing the
                                            Obligations owed by Vermilion Canada
                                            to each Lender with respect to the
                                            Syndicate Tranche by the aggregate
                                            of all Obligations owed by Vermilion
                                            Canada to all of the Lenders with
                                            respect to the Syndicate Tranche,

                                    (C)     a payment of principal made prior to
                                            the Stated Maturity Date of any
                                            Lender, then if such payment is (x)
                                            not made as a permanent repayment
                                            and reduction of the Syndicate
                                            Tranche Limit, the share shall be
                                            for Revolving Lenders only and for
                                            each Revolving Lender shall be
                                            determined by dividing the
                                            Obligations owed by Vermilion Canada
                                            to each Revolving Lender by the
                                            aggregate of all Obligations owed by
                                            Vermilion Canada to all of the
                                            Revolving Lenders with respect to
                                            the Syndicate Tranche, or (y) made
                                            as a permanent repayment and
                                            reduction of the Total Commitment,
                                            the share for all Lenders shall be
                                            determined by dividing each Lender's
                                            Commitment with respect to the
                                            Syndicate Tranche by the aggregate
                                            of all of the Lenders' Commitments
                                            with respect to the Syndicate
                                            Tranche, provided that no Lender
                                            shall be required to be paid any
                                            amount greater than required to
                                            reduce its outstanding Advances
                                            under the Syndicate Tranche to its
                                            Syndicate Tranche Limit, as so
                                            reduced;

                                    (D)     a payment of fees (other than
                                            Banker's Acceptance Fees payable
                                            only on a Rollover or Conversion)
                                            under the Syndicate Tranche, a
                                            percentage thereof for each
                                            Revolving Lender determined by
                                            dividing the Lender's Commitment of
                                            each Revolving Lender with respect
                                            to the Syndicate Tranche by the
                                            aggregate of all of the Revolving
                                            Lenders' Commitments with respect to
                                            the Syndicate Tranche, and

                                    (E)     a payment of Banker's Acceptance
                                            Fees upon a Rollover or Conversion
                                            (and not involving an Advance) under
                                            the Syndicate Tranche, the
                                            percentage for each Lender
                                            determined by dividing the
                                            Obligations owed by Vermilion Canada
                                            to each Lender with respect to the
                                            Syndicate Tranche by the aggregate
                                            of all Obligations owed by Vermilion
                                            Canada to all of the Lenders with
                                            respect to the Syndicate Tranche;

                  (c) with respect to a cancellation of Commitments pursuant to Section 3.4 for each Lender under the Tranche to which the cancellation is applicable, the percentage determined by dividing such Lender's Commitment with respect to such Tranche by the aggregate of all Lenders' Commitments with respect to such Tranche;

                  (d) on the Stated Maturity Date of any Lender, the percentage for any Lender determined by dividing the Obligations owed by Vermilion Canada to each Lender with respect to the Syndicate Tranche by the aggregate of all Obligations owed by Vermilion Canada to all of the Lenders with respect to the Syndicate Tranche having a concurrent Stated Maturity Date;

                  (e)      prior to the giving of an Acceleration Notice under
                           Section 9.2, 100% for the Operating Lender and 0% for all other Lenders with respect to an Advance by or a repayment to the Operating Lender only under the Working Capital Tranche;

                  (f)      prior to the giving of an Acceleration Notice under
                           Section 9.2, 100% for the French Tranche Lender and 0% for all other Lenders with respect to a French Advance by or a repayment to the French Tranche Lender only under the French Tranche;

                  (g)      prior to the giving of an Acceleration Notice under
                           Section 9.2, with respect to any other Obligations owing by the Borrowers hereunder, the PRO RATA aggregate unpaid amount of such outstanding Obligations owed to each Lender under this Agreement; and

                  (h)      after the giving of an Acceleration Notice under
                           Section 9.2 and subject in respect of the Lenders to the provisions of Section 10.6 with respect to the Obligations owed by the Borrowers to all of the Lenders, the percentage of the Obligations of the Borrowers to the Lenders determined by dividing the amount of such Obligations owed by the Borrowers to each Lender by the aggregate of all of the then outstanding Obligations owed by the Borrowers to all of the Lenders (which for greater certainty, shall include all Obligations under Eligible Swap Agreements owed by the Borrowers and Vermilion Canada's Subsidiaries to the Parent of any Lenders and to Persons who ceased to be Lenders hereunder after entering into such Eligible Swap Agreements).

                  "SECURITY" means the following documents, which shall secure all of the Obligations of each Borrower, Vermilion Canada's Subsidiaries and Vermilion Trust to the Agent, the Lenders and the Parent of any Lender (and to each of them) and be in form and substance satisfactory to the Agent acting reasonably upon the unanimous instructions of all of the Lenders:

                  (a) debenture in the principal amount of $400,000,000 issued by Vermilion Canada in favour of the Agent mortgaging and charging to and in favour of the Agent all of the present and after acquired real and personal property of Vermilion Canada and providing that the Agent may at any time (acting reasonably) register such debenture against title to any of the Oil and Gas Properties of Vermilion Canada;

                  (b) debenture pledge agreement made by Vermilion Canada in favour of the Agent pursuant to which Vermilion Canada pledges its debenture to the Agent;

                  (c) deed of pledge agreement made by Vermilion Canada in favour of the Agent pursuant to which Vermilion Canada pledges to the Agent all of the issued and outstanding shares in the capital of Vermilion Denmark;

                  (d) guarantee made by Vermilion Canada in favour of the Agent pursuant to which Vermilion Canada guarantees the payment of all indebtedness, liabilities and obligations owing by 764031 Alberta Ltd. and Vermilion France to the Agent, the Lenders and the Parent of any Lender;

                  (e) guarantee made by each Material Subsidiary of Vermilion Canada (other than Vermilion Denmark and Vermilion Netherlands), and by Vermilion Trust, in favour of the Agent pursuant to which it guarantees the payment of all Obligations owing by Vermilion Canada to the Agent, the Lenders and the Parent of any Lender;

                  (f) debenture in the principal amount of $400,000,000 issued by each Material Subsidiary of Vermilion Canada (other than Vermilion France, Vermilion Netherlands, Vermilion Barbados, Vermilion Denmark and Vermilion Netherlands Opco), and by Vermilion Trust, in favour of the Agent mortgaging and charging to and in favour of the Agent all of the present and after acquired real and personal property and providing that the Agent may at any time (acting reasonably) register such debenture against title to any of the Oil and Gas Properties set out therein;

                  (g) debenture pledge agreement made by each Material Subsidiary of Vermilion Canada (other than Vermilion France, Vermilion Netherlands, Vermilion Barbados, Vermilion Denmark and Vermilion Netherlands Opco), and Vermilion Trust, in favour of the Agent pursuant to which it pledges its debenture to the Agent;

                  (h) Subsidiary Guarantee provided by Vermilion Barbados to the Agent;

                  (i) charge and assignment of inter-company debt made by Vermilion Barbados in favour of the Agent pursuant to which Vermilion Barbados assigns to the Agent the inter-company debt owed to it by Vermilion Netherlands;

                  (j)      the French Guarantee and Security Documents;

                  (k) pledge of credit balances on bank accounts made by Vermilion Netherlands Opco, in favour of the Agent, pursuant to which Vermilion Netherlands Opco charges to and in favour of the Agent all deposits in such accounts;

                  (l) the Subordination Agreement whereby, among other things, Vermilion Trust (i) agrees to postpone and subordinate all obligations of Vermilion Canada due to Vermilion Trust from time to time under the Trust Indenture, the Note Indenture and any other agreement, indenture or instrument, and of any Material Subsidiary due to Vermilion Trust from time to time under any agreement, indenture or instrument, including without limitation, obligations of Vermilion Resources under the Royalty Indenture, and
                           (ii) confirms that it has no interest (other than the Royalty) in any Oil and Gas Properties and acknowledges that, upon the Agent and the Lenders enforcing the Security, the property and assets of Vermilion Canada and its Material Subsidiaries may be sold free and clear of the Royalty or any other interest held by Vermilion Trust.

                  "STATED MATURITY DATE" means, in respect of each Lender, the earliest to occur of (i) the date which is one year after its Stated Term Date and on which outstanding Obligations owing to it under the Credit are due and payable without the giving of an Acceleration Notice, and (ii) the due date of all outstanding Obligations resulting from the giving of an Acceleration Notice.

                  "TERM PERIOD" means, in respect of the Credit and each Lender, the period commencing on its Stated Term Date and ending on the Stated Maturity Date.;

         (d) the definition of "BA DISCOUNT RATE" is amended by deleting the period at the end of clause (ii), and inserting immediately thereafter:

                      "; and (iii) for a Lender that is listed in Schedule III to the BANK ACT (Canada), the rate established by the Agent to be the lesser of (A) the CDOR Rate plus .10%; and
                      (B) the average of the bankers' acceptance rates (expressed to five decimal places) as quoted to the Agent by the Schedule III BA Reference Lenders as of 10:00 a.m. (Toronto time) on such Drawdown Date for bankers' acceptances having a comparable maturity date as the maturity date of such Bankers' Acceptances.";

         (e) subparagraph (a) in the definition of "FRENCH GUARANTEE AND SECURITY DOCUMENTS" is deleted, and the remaining subparagraphs are renumbered accordingly;

         (f) the definition of "LEVEL I, LEVEL II, LEVEL III, LEVEL IV and LEVEL V" is amended by deleting the phrase "and such determination shall be final for all purposes hereof." in the last sentence thereof, and replacing such phrase with the following:

                      "; PROVIDED that the default to Level V in such circumstance shall terminate upon Vermilion Canada delivering the overdue Compliance Certificate to the Agent, and the Applicable Margin shall thereafter be determined to be the level applicable based on the Debt to Cash Flow Ratio stated in such Compliance Certificate.";

         (g) the definition of "Non-Agreeing Lender" is amended by deleting the reference to "Section 3.2(c)", and substituting "Section 3.2(a)" in its place;

         (h) the definition of "OFFER OF EXTENSION" is amended by (i) deleting the word "Lenders" in the first line thereof, and substituting in its place the words "Revolving Lenders", and
                  (ii) deleting the words "Term Out Date" in the second line thereof, and substituting in its place the phrase "Stated Maturity Date and Stated Term Date of each Revolving Lender";

         (i) the definition of "REQUEST FOR AN OFFER OF EXTENSION" is amended by (i) deleting the word "Lenders" in the second line thereof, and substituting in its place the words "Revolving Lenders", and (ii) deleting the words "Term Out Date" in the second line thereof, and substituting in its place the phrase "Stated Maturity Date and Stated Term Date of each Revolving Lender".

3.       OTHER AMENDMENTS TO CREDIT AGREEMENT

         The Credit Agreement is hereby further amended as follows:

         (a) Section 2.4 is deleted in its entirety and replaced with the following:

                           "Subject to the maximum Commitment limits set out in
                           Section 2.2, respectively, the principal amount of any Advance by a Revolving Lender under the Credit that is repaid may be reborrowed from time to time until its Stated Term Date, following which its undrawn Commitment under the Credit will be cancelled, the Credit will thereafter be available only on a non-revolving basis during the Term Period, and the outstanding Obligations owing to it hereunder shall become due and payable on its Stated Maturity Date. Prior to the giving of an Acceleration Notice under Section 9.2, the amount of a principal repayment (that is not a permanent repayment) under this Agreement shall be applied to the Tranche designated by the Borrowers and the amount of such repayment shall be distributed to the Revolving Lenders under such Tranche in accordance with each Revolving Lender's Proportionate Share of such Tranche. If, prior to the giving of an Acceleration Notice under Section 9.2, no such designation is made with respect to such principal repayment (that is not a permanent repayment), the amount shall be distributed to each Lender in accordance with its Proportionate Share of the Credit."

         (b) Section 2.5 is amended by deleting the phrase "PROVIDED that none of the Credit is to be used either directly or indirectly, without the prior written approval of all of the Lenders (each to be acting reasonably), in connection with a direct or indirect acquisition of more than 5% of the Shares of any Person which is publicly traded, or otherwise to facilitate, assist or participate in a hostile acquisition" and replacing such phrase with the following:

                           "; PROVIDED that, if the Borrowers wish to utilize Advances to offer to, or to provide funds to any Material Subsidiary of Vermilion Canada or Vermilion

                           Trust to, acquire or offer to acquire directly or indirectly (which shall include an offer to purchase securities, solicitation of an offer to sell securities, or an acceptance of an offer to sell securities, whether or not the offer to sell was solicited, or any combination of the foregoing) outstanding Shares or other securities of any Person incorporated in an Approved Jurisdiction (other than (A) a private company as defined in the SECURITIES ACT (Alberta), or (B) a corporation whose shares are directly or indirectly held by one Person) (for the purposes of this Section 2.5, the "TARGET"), where, as of the date of the offer to acquire, the Shares or other securities that are subject to the offer to acquire, together with the Shares or other securities of the Target that are beneficially owned, or over which control or direction is exercised, by the Borrowers, any Material Subsidiary of Vermilion Canada or Vermilion Trust and any person acting jointly or in concert with any thereof on the date that the offer to acquire is made, constitute in the aggregate 5% or more of all of the outstanding Shares or other securities of the Target (a "TAKEOVER"), then either:

                           (a) prior to or concurrently with delivery to the Agent of any Drawdown Notice pursuant to
                                    Section 6.4 requesting any Advances, the proceeds of which are to be used, either directly or indirectly, to finance such Takeover, the Borrowers shall provide the Agent evidence satisfactory to the Agent (acting reasonably) that the board of directors or like body of the Target, or the holders of all of the Shares or other securities of the Target, has or have approved, accepted or recommended to securityholders acceptance of the Takeover; or

                           (b)      the following steps shall be followed:

                                    (i)     at least seven Business Days prior
                                            to the delivery of any Drawdown
                                            Notice to the Agent requesting one
                                            or more Advances intended to be
                                            utilized for such Takeover, the
                                            Borrowers shall advise the Agent who
                                            shall promptly ensure that a vice
                                            president of each Revolving Lender
                                            (or such other senior officer of
                                            such Revolving Lender as may be
                                            designated by such Revolving Lender
                                            from time to time) of the
                                            particulars of such Takeover in
                                            sufficient detail to enable such
                                            Revolving Lender to determine
                                            whether it has a conflict of
                                            interest if Advances from such
                                            Revolving Lender are used by the
                                            Borrowers for such Takeover;

                                    (ii)    within five Business Days of being
                                            so advised, each Revolving Lender
                                            shall notify the Agent of such
                                            Revolving Lender's determination as
                                            to whether such a conflict of
                                            interest exists (such determination
                                            to be made by such Revolving Lender
                                            in the exercise of its sole
                                            discretion, having regard to such
                                            considerations as it deems
                                            appropriate), provided that in the
                                            event such Revolving Lender does not
                                            so notify the Agent within such five
                                            Business Day period, such Revolving
                                            Lender shall be deemed to have
                                            notified the Agent that it has a
                                            conflict of interest; and

                                    (iii)   the Agent shall promptly notify the
                                            Borrowers of the all Revolving
                                            Lenders' determinations,
                           and in the event that any Revolving Lender has or is deemed to have such a conflict of interest (each, a "CONFLICTED LENDER"), the Conflicted Lender shall have no obligation to provide Advances to finance such Takeover, notwithstanding any other provision of this Agreement; provided, however, that each other Revolving Lender that is not a Conflicted Lender (each, a "NON-CONFLICTED LENDER") shall have an obligation, up to the amount of its Commitment and subject to the terms, conditions and limitations of this Agreement, to provide Advances to finance such Takeover in accordance with the ratio that its Proportionate Share bears to the aggregate of the Proportionate Shares of all of the Non-Conflicted Lenders.

                           If Advances of Revolving Lenders are used to finance a Takeover (a "TAKEOVER LOAN") and there are Conflicted Lenders, Advances made subsequent to those Advances used to finance the Takeover shall be funded firstly by Conflicted Lenders, and subsequent repayments shall be applied firstly to Non-Conflicted Lenders, in each case, until such time as each Lender is owed its Proportionate Share of the outstanding Obligations as in effect immediately prior to any Advance being made in respect of the Takeover Loan."

         (c) Section 3.1 is deleted in its entirety and replaced with the following:

                           "Unless the Lenders have agreed, in their sole and absolute discretion, to an extension of the Revolving Period for the Credit, on the Stated Term Date of each Lender its Commitment shall be permanently reduced to Advances outstanding to it on such date and the Syndicate Tranche Limit and Credit Limit shall be permanently reduced by an amount equal to the Advances outstanding to such Lender under the Syndicate Tranche on that date, its Commitment and the Credit Limit shall be permanently reduced by all principal payments paid to such Lender (other than pursuant to a Rollover or Conversion) through the Agent thereafter and all outstanding Obligations to such Lender under this Agreement and the Security shall be repaid in full not later than its Stated Maturity Date. On the Stated Maturity Date of the Operating Lender, if Vermilion Canada has not previously caused a transfer of the Commitment of the Operating Lender in respect of the Working Capital Facility Tranche to a Revolving Lender, the Commitment of the Operating Lender shall be permanently reduced by Advances outstanding to it on such date under the Working Capital Tranche, the Credit Limit shall be reduced by an equal amount and the Working Capital Tranche Limit shall be reduced to zero. On the Stated Maturity Date of the French Operating Lender, if Vermilion Canada has not previously caused a transfer of the Commitment of the French Operating Lender in respect of the French Tranche to a Revolving Lender, the Commitment of the French Operating Lender shall be permanently reduced by Advances outstanding to it on such date under the French Tranche, the Credit Limit shall be reduced by an equal amount and the French Tranche Limit shall be reduced to zero. The Borrowers shall ensure that LIBOR Advances, Bankers' Acceptances and Letters of Credit made or accepted by such Lender mature on or prior to its Stated Maturity Date and shall ensure that the maturities of all Bankers' Acceptances and LIBOR Advances and expiry dates of all Letters of Credit are such that any repayments required pursuant to this Section 3.1 can be so effected."

         (d) Section 3.2 is deleted in its entirety and replaced with the following:

                           "(a) Not more than 120 days and not less that 90 days prior to the then current Stated Term Date of the Revolving Lenders, the Borrowers may request an Offer of Extension from the Revolving Lenders in respect of each of the Working Capital Tranche, the Syndicate Tranche and the French Tranche for a further period of up to 364 days. Such request shall be made by the Borrowers by delivering to the Operating Lender and to the Agent an executed Request for an Offer of Extension. The Agent shall forthwith notify the Revolving Lenders of such request by the Borrowers, and the Operating Lender and each other Revolving Lender shall advise the Agent and the Borrowers as to whether or not it agrees to such request no later than 60 days prior to the then current Stated Term Date (the "NOTIFICATION DATE") of the Revolving Lenders. If the Operating Lender or any such Revolving Lender does not so advise the Agent and the Borrowers on or prior to the Notification Date, the Operating Lender or such Revolving Lender (as applicable) shall be deemed to have elected not to agree to such request. Any such Revolving Lender that does not, or is deemed not to, agree to such request shall become a "NON-AGREEING LENDER" and unless its Commitment is purchased pursuant to
                                    Section 3.2(c) or repaid pursuant to Section
                                    3.2(d), the provisions of Section 3.1 shall become applicable to such Lender.

                           (b) If, (i) the Operating Lender and (ii) at any time when (A) there are more than three Revolving Lenders, a minimum of three Revolving Lenders whose Commitments are in aggregate in excess of 66?% of the Commitments of all Revolving Lenders, or (B) there are three or less Revolving Lenders, those Revolving Lenders whose Commitments are in aggregate in excess of 75% of the Commitments of all Revolving Lenders (in each case, such percentages being calculated immediately prior to the current request for an Offer of Extension), such Revolving Lenders agree to such request, the Agent shall within two Business Days deliver to the Borrowers an Offer of Extension. Any such Offer of Extension shall be open for acceptance by the Borrowers until the Business Day which is five Business Days prior to the then current Stated Term Date.

                           (c) Each of the Revolving Lenders which do agree to provide such Offer of Extension shall have the right (but not the obligation) to purchase the Commitment of the Non-Agreeing Lender for a purchase price in an amount equal to the aggregate outstanding principal amount of the Advances owing to such Non-Agreeing Lender, together with accrued interest thereon to the date of payment of such principal amount and all other amounts payable to such Non-Agreeing Lender under this Agreement. Each of the Revolving Lenders (each, a "PURCHASING LENDER") wishing to exercise its rights to purchase the Commitment of a Non-Agreeing Lender shall forthwith so notify the Borrowers, the Agent and each of the other Revolving Lenders, if any, and such Purchasing Lender shall thereupon be obligated to purchase not less than 15 days prior to the then current Stated Term Date an undivided share of the Commitment of the Non-Agreeing Lender equal to the ratio that such Purchasing Lender's Commitment is of the aggregate of all Purchasing Lenders' Commitments or as otherwise agreed to by the Borrowers and all Purchasing Lenders. If the Operating Lender is a Non-Agreeing Lender and there is more than one Purchasing Lender, the Borrowers shall choose which Purchasing Lender shall acquire the Commitment of the Operating Lender including the Commitment of the Operating

                                    Lender in respect of the Working Capital
                                    Tranche. If the French Operating Lender is a
                                    Non-Agreeing Lender, only those Lenders that are able to lend directly to Vermilion France will be entitled to purchase the Commitment of the French Operating Lender with respect to the French Tranche. If the French Operating Lender is a Non-Agreeing Lender and there is more than one Purchasing Lender with the ability to lend directly to Vermilion France, Vermilion France shall choose which Purchasing Lender shall acquire the Commitment of the French Operating Lender in respect of the French Tranche. The Non-Agreeing Lender, the Purchasing Lenders, the Agent, the Borrowers and each of the other Lenders, if any, shall forthwith duly execute and deliver any necessary documentation to give effect to such purchase, whereupon the Non-Agreeing Lender shall, as of the effective date thereof, be released from its obligations to the Borrowers hereunder and under the other Credit Documents arising subsequent to such date.

                           (d) If a Non-Agreeing Lender's Commitment is not purchased pursuant to Section 3.2(c), at the option of the Borrowers:

                                    (i)     so long as there exists no Event of
                                            Default or any Default, the
                                            Borrowers shall repay all Advances
                                            (which shall include, for greater
                                            certainty, the Face Amount of all
                                            Banker's Acceptances and Notional
                                            Banker's Acceptances accepted by
                                            such Non-Agreeing Lender, the
                                            principal amount of all outstanding
                                            Tender Cheques drawn on the
                                            Non-Agreeing Lender and the face
                                            amount of all Letters of Credit
                                            issued by such Non-Agreeing Lender)
                                            and other amounts owing hereunder to
                                            such Non-Agreeing Lender on its then
                                            current Stated Term Date and, upon
                                            such repayment, (A) the Non-Agreeing
                                            Lender shall cease to be a Lender
                                            hereunder and the Non-Agreeing
                                            Lender's Commitment shall be
                                            terminated, (B) the Total Commitment
                                            in respect of the Credit shall be
                                            reduced by the amount of the
                                            Non-Agreeing Lender's terminated
                                            Commitment, and (C) the
                                            Proportionate Share of each
                                            remaining Lender shall be adjusted
                                            accordingly; or

                                    (ii)    the Borrowers may have the
                                            Non-Agreeing Lender's outstanding
                                            Commitment sold, assigned and
                                            transferred to a replacement Lender
                                            pursuant to Section 11.2.

                           (e) If an Offer of Extension has been provided to the Borrowers which the Borrowers have accepted as required thereby, the Stated Maturity Date and Stated Term Date for each Revolving Lender shall be extended to the date which is 364 days subsequent thereto, and the terms and conditions specified in such Offer of Extension shall be immediately effective. If an Offer of Extension is not provided to the Borrowers, the provisions of
                                    Section 3.2(c) and (d) shall not be
                                    applicable, the Credit shall convert to a non-revolving term facility on the Stated Term Date of each Lender, and the Borrowers shall repay all Obligations outstanding hereunder in accordance with Section 3.1.

                           (f) This Section 3.2 shall apply from time to time to permit successive extensions of the Stated Term Date and Stated Maturity Date for Revolving Lenders if and for so long as the Revolving Lenders and the

                                    Operating Lender have agreed to all prior extensions in accordance with Section 3.2(e)."

         (e)      Section 3.5 is amended by deleting the reference to "thirty
                  (30) days" and substituting "ninety (90) days" in its place.

         (f) Section 4.2 is amending by deleting the first sentence thereof, and substituting the following in its place:

                           "Vermilion Canada shall pay to the Agent for distribution to the Revolving Lenders (other than the Operating Lender and the French Operating Lender) in accordance with the proportion which each Revolving Lender's Proportionate Share under the Syndicate Tranche is of the aggregate Proportionate Shares of all Revolving Lenders under the Syndicate Tranche, a commitment fee (the "SYNDICATE TRANCHE COMMITMENT FEE") calculated at the rate per annum equal to the Commitment Fee Rate, from the date hereof, on the daily undrawn balance of the Syndicate Tranche (such undrawn balance of the Syndicate Tranche to be calculated using the then current Credit Limit less the Working Capital Tranche Limit and the French Tranche Limit)."

         (g) Section 7.1(l) is amended by deleting the phrase "in any material respect" from subparagraphs (i) and (ii) thereof, by adding the phrase "except to the extent that any default would not have a Material Adverse Effect" after the words "or referenced therein" in subparagraph (i) thereof, and adding the phrase "except to the extent that any default would not have a Material Adverse Effect" after the words "is in default thereunder" in subparagraph (ii) thereof.

         (h)      Section 7.3(j) is deleted in its entirety.

         (i) Section 8.2(a)(i) is deleted in its entirety and replaced with the following:

                  "(i) Vermilion Canada shall furnish to the Agent (in electronic or paper form):

                           (A) within 120 days after the end of each of its fiscal years during the currency of this Agreement, for each such year, the audited consolidated financial statements for Vermilion Trust, prepared in accordance with GAAP, together with an annual budget approved by the board of directors of Vermilion Canada for the next succeeding fiscal year, in detail and scope acceptable to the Lenders (acting reasonably);

                           (B) within 60 days after the end of each of its fiscal quarters (including the fourth quarter) during the currency of this Agreement, for each such quarter, (I) the interim unaudited consolidated financial statements for Vermilion Trust; and (II) the interim unaudited unconsolidated financial statements for Vermilion Trust which exclude Subsidiaries that are not Material Subsidiaries; all prepared in accordance with GAAP; and
                           (C) such other information from time to time reasonably requested by the Agent or the Majority Lenders, and".

         (j) The first sentence of Section 8.5 is deleted and replaced with the following:

                           "Without the prior written consent of the Agent on the instructions of all of the Lenders, each to be acting reasonably (only in respect of subparagraphs
                           (a), (c), (g) and (h) below), or on the instructions of the Majority Lenders, each to be acting reasonably (in respect of all subparagraphs other than (a), (c), (g) and (h) below), neither Borrower shall and Vermilion Canada shall not permit any Material Subsidiary or Vermilion Trust to:".

         (k) Sections 8.5(e) and (i) are each amended by deleting the reference therein to "Aventura" and substituting "Verenex" in its place.

         (l) Section 8.5(f) is amended by adding the phrase "(or, in respect of Commodity Hedge Agreements, for prospective acquisitions)" after the phrase "in the ordinary course of business" in the sixth line thereof.

         (m) Section 8.5(g) is deleted in its entirety and replaced with the following:

                           "(g) directly or indirectly purchase or otherwise acquire or permit any Subsidiary to directly or indirectly purchase or otherwise acquire any Oil and Gas Properties (including Shares in a corporation or other Person owning or holding Oil and Gas Properties) in any jurisdiction other than an Approved Jurisdiction."

         (n) Section 8.6 is amended by deleting the two references therein to "12 month period" and substituting in each case the phrase "4 quarter period".

         (o) Sections 8.9(c) and (f) are each amended by deleting the reference to "$5,000,000" and substituting in each case "$10,000,000".

         (p) Section 8.9 is amended by adding as subparagraph (g) the following:

                           "(g) any prospective acquisition of Shares as contemplated by Section 2.5(vi), at least five (5) Business Days prior to the delivery of any Drawdown Notice requesting Advances intended to be utilized for such acquisition".

         (q) Sections 9.1(b), (c), (d), (f), (g), (h) and (j) are each amended by deleting the reference to "20 days" and substituting "30 days" in its place.

         (r) Section 10.7(c)(iii) is deleted in its entirety and replaced with the following:

                           "amend the definition of "Borrowing Base", "Majority Lenders", "Required Lenders", Sections 8.5(a), (c) or
                           (e) or this Section 10.7(c)."

         (s) The term "Term Out Date" is deleted and replaced with the phrase "Stated Term Date" in the definitions of "Applicable Margin" and "Revolving Period".

         (t) The definition of "Permitted Encumbrances" in Schedule "F" is amended by adding the following phrase to the end of subparagraph (a) thereof:

                           "(or if filed or if subject to enforcement proceedings under Applicable Law, such Liens do not in the aggregate exceed $1,000,000, provided that they are being contested diligently and in good faith by appropriate proceedings)".

4.       ACKNOWLEDGEMENTS AND CONSENTS

         (a) Vermilion Canada and the Lenders agree that the Borrowing Base will be reviewed and re-determined by the Lenders by not later than October 31, 2004 (the "2004 INTERIM BORROWING BASE REVIEW"). Vermilion Canada agrees to provide to the Agent a report with respect to the Verenex Gross Overriding Royalty and any other information requested by the Agent (acting reasonably) in sufficient time, in order to permit the Lenders to complete the 2004 Interim Borrowing Base Review. In any event, such report and other information shall be provided to the Agent not later than September 30, 2004.

         (b) The Lenders hereby consent to the use by Vermilion Canada of Credit to acquire Shares in Verenex, and the Lenders hereby waive the requirements of Section 8.1(l) of the Credit Agreement with respect to the acquisition of such Verenex Shares by Vermilion Trust.

         (c) Vermilion Canada covenants and agrees that it shall not, and it shall ensure that neither Vermilion Trust or any Material Subsidiary shall not, make any additional capital contribution or provide any Guarantee to or in respect of Verenex without the consent of the Majority Lenders.

5.       CONDITIONS PRECEDENT

         This Second Amending Agreement shall become effective at such time as the following conditions precedent have been satisfied:

         (a)      as of such time, there exists no Default or Event of Default;

         (b) the representations and warranties contained in the Credit Agreement, as supplemented and amended by this Second Amending Agreement, are in all material respects complete, true and correct on the date hereof;

         (c) the Agent has received in form and substance satisfactory to the Lenders the following:

                  (i)      a duly executed copy of this Second Amending
                           Agreement;

                  (ii) if not previously delivered to the Agent and the Lenders, a certified copy of the articles of incorporation, by-laws and other organizational documents of the Borrowers, the Material Subsidiaries and Vermilion Trust, together with officer certificates confirming no changes to the articles of incorporation, by-laws and other organizational documents of the Borrowers, the Material Subsidiaries and Vermilion Trust previously delivered to the Agent and the Lenders;

                  (iii) a certificate of status, compliance, good standing or similar certificate of recent date issued by an appropriate Governmental/Judicial Body in respect of Vermilion Canada, each Material Subsidiary organized under the laws of Canada or a province thereof, Vermilion Denmark and Vermilion Netherlands Opco;

                  (iv) a deed of pledge by Vermilion Canada of all of the shares of Vermilion Denmark registered in its name (the "DENMARK SHARE PLEDGE");

                  (v) a confirmation and acknowledgement from Vermilion Denmark (the "DENMARK ACKNOWLEDGEMENT") (i) agreeing to the pledge of its Shares by Vermilion Canada, (ii) agreeing to not incur liabilities, other than liabilities to Vermilion Canada, Vermilion Trust or the Material Subsidiaries, and (iii) confirming that it will not hold cash in excess of $1,000,000 for more than 30 consecutive days;

                  (vi) an undertaking from Vermilion Canada that, as soon as reasonably practicable after receipt of all regulatory approvals to the transfer of the shares of Vermilion Netherlands Opco, Vermilion Netherlands Holdco will execute and deliver a guarantee of all of the Obligations of Vermilion Canada to the Agent, the Lenders and the Parent of any Lender, and a deed of pledge of all of the shares of Vermilion Netherlands Opco registered in its name, and thereafter Vermilion Netherlands Holdco will become a Material Subsidiary;

                  (vii) a guarantee by Vermilion Netherlands Opco (the "NETHERLANDS OPCO GUARANTEE") of all of the Obligations of Vermilion Canada to the Agent, the Lenders and the Parent of any Lender;

                  (viii) a pledge of credit balances on bank accounts of Vermilion Netherlands Opco (the "NETHERLANDS OPCO ACCOUNT PLEDGE");

                  (ix) confirmations and acknowledgements (the "SECURITY ACKNOWLEDGEMENTS") from the Borrowers and each Material Subsidiary that has previously delivered any Guarantee or Security, confirming that such Guarantee and Security continues to remain in full force and effect;

                  (x) favourable opinions of counsel to Vermilion Canada, Vermilion Trust, Vermilion Resources, 764031 Alberta Ltd. and Vermilion Netherlands Opco addressed to the Agent, each Lender and counsel to the Agent and the Lenders, relating to the continuing existence and capacity of Vermilion Canada, Vermilion Trust, Vermilion Resources, 764031 Alberta Ltd. and Vermilion Netherlands Opco and the due authorization, execution, delivery and enforceability of this Second Amending Agreement, the Denmark Share Pledge, the Netherlands Opco Guarantee, the Netherlands Opco Account Pledge and the Security Acknowledgements to which each is a party; and

         (d) payment of all fees payable by the Borrowers to the Agent and the Lenders in respect of this Second Amending Agreement.

         The terms and conditions of this Section 5 are inserted for the sole benefit of the Agent and the Lenders and may be waived by the Agent and the Lenders in whole or in part without terms and conditions.

6.       CERTIFICATION

         The Borrower hereby certifies to and in favour of the Agent and the Lenders that:

         (a) each of the representations and warranties made in the Credit Agreement and the other Credit Documents in respect of the Borrower, the General Partner and the Material Subsidiaries are true and correct as at the date of this Amending Agreement; and

         (b) no Default or Event of Default has occurred which is continuing.

7.       RATIFICATION

         Save and except as supplemented and amended pursuant to the terms of this Second Amending Agreement, the Credit Agreement is hereby ratified and confirmed.

8.       ENUREMENT

         This Amending Agreement shall enure to the benefit of and be binding upon each of the parties hereto and their respective successors and assigns.

9.       GOVERNING LAW; ATTORNMENT

         This Second Amending Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable in Alberta. Each party to this Second Amending Agreement hereby irrevocably and unconditionally attorns to the non-exclusive jurisdiction of the courts of Alberta and all courts competent to hear appeals therefrom.

10.      COUNTERPART EXECUTION

         This Amending Agreement may be executed in any number of counterparts in the original or by facsimile and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.



         IN WITNESS WHEREOF the parties hereto have executed this Second Amending Agreement as of the date and year first above written.


VERMILION RESOURCES LTD., AS BORROWER             VERMILION REP SA, AS BORROWER


Per: _____________________________                Per: _________________________
     Name:                                             Name:
     Title:                                            Title:

BANK OF MONTREAL, AS AGENT                        BANK OF MONTREAL, AS LENDER


Per: _____________________________                Per: _________________________
     Name:                                             Name:
     Title:                                            Title:

                                                  BNP PARIBAS, AS LENDER


                                                  Per: _________________________
                                                       Name:
                                                       Title:

                                                  Per: _________________________
                                                       Name:
                                                       Title:

                                                  BNP PARIBAS (CANADA),
                                                  AS LENDER


                                                  Per: _________________________
                                                       Name:
                                                       Title:

                                                  Per: _________________________
                                                       Name:
                                                       Title:

                                                  CANADIAN IMPERIAL BANK OF
                                                  COMMERCE, AS LENDER


                                                  Per: _________________________
                                                       Name:
                                                       Title:

                                                  Per: _________________________
                                                       Name:
                                                       Title:

                                                  THE TORONTO-DOMINION BANK,
                                                  AS LENDER


                                                  Per: _________________________
                                                       Name:
                                                       Title:

                                                  Per: _________________________
                                                       Name:
                                                       Title:

                                                                       EXHIBIT F
                                                                       ---------


                            FIRST AMENDING AGREEMENT


         This First Amending Agreement is made as of the 30th day of June, 2003 among:


                            VERMILION RESOURCES LTD.,
     as borrower under the Syndicate Tranche and the Working Capital Tranche
                              ("VERMILION CANADA")

                                     - and -

                                VERMILION REP SA,
                      as borrower under the French Tranche
                              ("VERMILION FRANCE")

                                     - and -

                                BANK OF MONTREAL,
                                  BNP PARIBAS,
                              BNP PARIBAS (CANADA),
                       CANADIAN IMPERIAL BANK OF COMMERCE,
                            THE TORONTO-DOMINION BANK
                 and the other banks and financial institutions
             from time to time parties to this Agreement, as lenders
                          (collectively the "LENDERS")

                                     - and -

                                BANK OF MONTREAL,
           as agent for and on behalf of itself and the other Lenders
                                  (the "AGENT")


         WHEREAS Vermilion Canada and Vermilion France (collectively the "BORROWERS" and individually a "Borrower"), the Lenders and the Agent entered into a Second Amended and Restated Credit Agreement dated as of January 22, 2003 (the "CREDIT AGREEMENT") pursuant to which the Lenders agreed to make certain credit facilities available to the Borrowers on and subject to the terms and conditions set out therein.

         AND WHEREAS the parties hereto have agreed to enter into this First Amending Agreement to amend the Credit Agreement as provided for herein (the Credit Agreement as amended by this First Amending Agreement is referred to as the "AMENDED CREDIT AGREEMENT").

         NOW THEREFORE in consideration of the payment of the sum of two dollars ($2.00) by each of the parties hereto to the other and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby covenant and agree with each other as follows:

1. The Borrowing Base has been determined to be in the following amounts:

         (a) $260,000,000 for the period beginning July 1, 2003 and ending July 31, 2003;

         (b) $253,000,000 for the period beginning August 1, 2003 and ending August 31, 2003;

         (c) $246,000,000 for the period beginning September 1, 2003 and ending September 30, 2003; and

         (d) $240,000,000 for the period beginning October 1, 2003 and thereafter, until determined otherwise, as contemplated by
                  Section 8.2(d) of the Credit Agreement and Section 2 of this First Amending Agreement.

         The foregoing reduction of the Borrowing Base shall result in a reduction of the Syndicate Tranche Limit only. The corresponding calculation of the reduction of the Commitment of each Lender shall be based on such Lender's proportionate share of the Total Commitment. For the purpose of this calculation only, the Commitments of BNP France under the French Tranche shall be deemed to be the Commitments of BNP Canada.

2. Vermilion Canada and the Lenders agree that the Borrowing Base will be reviewed and re-determined by the Lenders by September 30, 2003 (the "INTERIM BORROWING BASE REVIEW"). Vermilion Canada agrees to provide to the Agent an internally prepared engineering report (which shall include lease operating statements) and other information requested by the Agent (acting reasonably) in sufficient time, in order to permit the Lenders to complete the Interim Borrowing Base Review. In any event, such engineering report and other information shall be provided to the Agent no later than September 12, 2003.

3. The following is hereby added at the end of the definition of "Applicable Margin" in Section 1.1 of the Credit Agreement.

                  To the extent that the aggregate of all Advances under the Syndicate Tranche, the French Tranche, and the Working Capital Tranche results in less than Cdn. $10,000,000 of credit remaining available to the Borrowers under this Agreement, the Applicable Margin shall further be increased by 0.50%. For greater certainty, the 0.50% increase in the Applicable Margin shall only apply to that portion of any Advances that result in the credit remaining to the Borrower being less than Cdn. $10,000,000.

4. The reference to "Cdn. $10,000,000" in the definition of "French Tranche Limit" in Section 1.1 of the Credit Agreement is hereby deleted and replaced with "Cdn. $1,000,000".

5. The definition of "Term Out Date" in Section 1.1 of the Credit Agreement is hereby amended by deleting the reference therein to "June 30, 2003" and replacing it with "June 29, 2004".

6. Schedule "B" to the Credit Agreement is hereby deleted in its entirety and replaced with Schedule "B" attached to this First Amending Agreement.

7. The Security to which each Borrower and each Material Subsidiary is a party continues to remain in full force and effect and each Borrower and each Material Subsidiary hereby consents and agrees to the amendments to the Credit Agreement, as provided for in this First Amending Agreement.

8. At the time of the execution of this First Amending Agreement, the Lenders shall require the following (unless waived by the Lenders, in their discretion):

         (a) the Agent shall receive from the Borrowers, in form and substance satisfactory to the Lenders, the following:

                  (i)      a duly executed copy of this First Amending
                           Agreement;

                  (ii) if not previously delivered to the Agent and the Lenders, a certified copy of the articles of incorporation, by-laws and other organizational documents of the Material Subsidiaries, together with officer certificates confirming no changes to the articles of incorporation, by-laws and other organizations documents previously delivered to the Agent and the Lenders;

                  (iii) a certificate of status in respect of each Borrower and each Material Subsidiary organized under the laws of Canada or a province thereof; and

                  (iv) confirmations and acknowledgements (the "SECURITY ACKNOWLEDGEMENTS") from each Material Subsidiary that has previously delivered any Subsidiary Guarantee or any Subsidiary Security, confirming that such Subsidiary Guarantee and Subsidiary Security remains in full force and effect.

         (b) payment of all fees payable by the Borrowers to the Agent and the Lenders.

9. The Borrowers hereby confirm that the representations and warranties set forth in the Amended Credit Agreement are in all material respects complete, true and correct on the date hereof.

10. All capitalized terms used but not otherwise defined herein shall have the meanings respectively ascribed thereto in the Credit Agreement.

11. This First Amending Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same First Amending Agreement. For the purposes of this Section, the delivery of a facsimile copy of an executed counterpart of this First Amending Agreement shall be deemed to be valid execution and delivery of this First Amending Agreement, but the party delivering a facsimile copy shall deliver an original copy of this First Amending Agreement as soon as possible after delivering the facsimile copy.

12. This First Amending Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable in Alberta. Each party to this First Amending Agreement hereby irrevocably and unconditionally attorns to the non-exclusive jurisdiction of the courts of Alberta and all courts competent to hear appeals therefrom.

13. The provisions of the Credit Agreement (and to the extent applicable, the other Credit Documents) as amended by the provisions of this First Amending Agreement are hereby ratified, confirmed and approved.

         IN WITNESS WHEREOF the parties hereto have executed this First Amending Agreement as of the day and year first written above.



MILION RESOURCES LTD., AS BORROWER             VERMILION REP SA, AS BORROWER


Per: _____________________________                Per: _________________________
     Name:                                             Name:
     Title:                                            Title:

BANK OF MONTREAL, AS AGENT                        BANK OF MONTREAL, AS LENDER


Per: _____________________________                Per: _________________________
     Name:                                             Name:
     Title:                                            Title:

                                                  BNP PARIBAS, AS LENDER

                                                  Per: _________________________
                                                       Name:
                                                       Title:

                                                  Per: _________________________
                                                       Name:
                                                       Title:

                                                  BNP PARIBAS (CANADA),
                                                  AS LENDER

                                                  Per: _________________________
                                                       Name:
                                                       Title:

                                                  Per: _________________________
                                                       Name:
                                                       Title:

                                                  CANADIAN IMPERIAL BANK OF
                                                  COMMERCE, AS LENDER

                                                  Per: _________________________
                                                       Name:
                                                       Title:

                                                  Per: _________________________
                                                       Name:
                                                       Title:

                                                  THE TORONTO-DOMINION BANK,
                                                  AS LENDER

                                                  Per: _________________________
                                                       Name:
                                                       Title:

                                                  Per: _________________________
                                                       Name:
                                                       Title:

SCHEDULE "B" attached to and forming part of the Second Amended and Restated Credit Agreement made as of January 22, 2003, as amended on June 30, 2003 among Vermilion Resources Ltd. and Vermilion Rep SA, as borrowers, Bank of Montreal, BNP Paribas, BNP Paribas (Canada), Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank and the other banks and financial institutions from time to time parties hereto, as lenders, Bank of Montreal, as agent.

                             COMMITMENTS OF LENDERS


    NAME OF ADDRESS OF LENDER                           COMMITMENT (CDN.$)
    -------------------------                           ------------------
BANK OF MONTREAL                                   Cdn. $59,000,000 of the Syndicate Tranche, which is
Investment and Corporate Banking                   equal to 24.686% of the Syndicate Tranche
Suite 1400, 421 - 7 Avenue S.W.
Calgary, Alberta T2P 4K9                           Cdn $20,000,000 of the Working Capital Tranche,
                                                   which is equal to 100% of the Working Capital Tranche
Attention:  Director
Facsimile:  (403) 515-3650

BNP PARIBAS                                        Cdn. $1,000,000 of the French Tranche, which is
21, place du Marche Saint Horore                   equal to 100% of the French Tranche
75031 Paris Cedex 01
France

Attention:   Marianne Daryabegui
Facsimile:   0033142981154

BNP PARIBAS (CANADA)                               Cdn. $72,000,000 of the Syndicate Tranche, which is
Toronto-Dominion Centre                            equal to 30.126% of the Syndicate Tranche
Royal Trust Tower
P.O. Box 31, Suite 4100
Toronto, Ontario M5X 1N8

Attention:  Michael Gosselin
Facsimile:  (416) 947-0086

CANADIAN IMPERIAL BANK OF COMMERCE                 Cdn. $73,000,000 of the Syndicate Tranche, which is
9th  Floor, Bankers Hall                           equal to 30.544% of the Syndicate Tranche
855 - 2nd Street SW
Calgary, Alberta  T2P 4J7

Attention:  Dale Meger, Commercial Credit
            Manager
Facsimile:  (403) 221-5779

THE TORONTO-DOMINION BANK                          Cdn. $35,000,000 of the Syndicate Tranche, which is
800 Home Oil Tower                                 equal to 14.644% of the Syndicate Tranche
324 - 5th Avenue SW
Calgary, Alberta  T2P 2Z2

Attention:  Loretta Palandri
Facsimile:  (403) 292-2772

                                                                       EXHIBIT G
                                                                       ---------
[GRAPHIC OMITTED]
[LOGO - VERMILION ENERGY TRUST]


                         PRESS RELEASE - MARCH 31, 2005
       VERMILION ENERGY TRUST ANNOUNCES CLOSING OF AUSTRALIAN TRANSACTION

Vermilion Energy Trust (VET.UN-TSX) ("Vermilion") is pleased to announce that it has closed the previously announced C$95 million acquisition of producing properties in Australia. Vermilion has also signed a transitional operating agreement with the vendor. The vendor will continue to operate these properties on contract to Vermilion over the next few months in order to facilitate a smooth transition of operatorship. Vermilion expects to establish a fully staffed regional headquarters in Perth by mid-year.

The acquisition of 4,800 boe/d will provide an immediate 20% boost to Vermilion's production and the acquired assets are expected to average 4,400 boe/d for the full year in 2005. Production and cash flow from these assets will have an impact on Vermilion's operations from the closing date. The acquisition has been financed from existing credit facilities.

The Trust is an international energy trust that benefits from geographically diverse production. Vermilion Energy Trust trades on The Toronto Stock Exchange under the symbol VET.UN.

For further information please contact:

Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:  (403) 269-4884
Fax:  (403) 264-6306
IR Toll Free:  1-866-895-8101
www.vermilionenergy.com

                                                                       EXHIBIT H
                                                                       ---------


                               [GRAPHIC OMITTED]
                        [LOGO - VERMILION ENERGY TRUST]



                                NOTICE OF MEETING

                                       AND

                    PROXY STATEMENT AND INFORMATION CIRCULAR



                                IN RESPECT OF THE

                           ANNUAL AND SPECIAL MEETING
                                 OF UNITHOLDERS

                        TO BE HELD ON FRIDAY, MAY 6, 2005



                              DATED MARCH 21, 2005

                               [GRAPHIC OMITTED]
                        [LOGO - VERMILION ENERGY TRUST]

                      NOTICE OF ANNUAL AND SPECIAL MEETING

         NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of Vermilion Energy Trust (the "Trust") will be held at the Grand Lecture Theatre, Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta on Friday, May 6, 2005 at 10:00 a.m. (Calgary time) for the following purposes, which are described in more detail in the Proxy Statement and Information Circular of the Trust (the "Circular") accompanying this Notice, namely:

         1. to receive the consolidated financial statements of the Trust together with the Report of the Auditors thereon for the year ended December 31, 2004;

         2.       to appoint auditors of the Trust for the ensuing year;

         3. to elect the directors of Vermilion Resources Ltd. to hold office until the next annual meeting of Unitholders or until their successors are elected or appointed;

         4. to consider and, if deemed advisable, to pass an ordinary resolution approving an amendment to the Trust Unit Award Incentive Plan of the Trust to allow Trust Units deliverable pursuant to unit awards granted under the Trust Unit Award Incentive Plan to be issued from treasury, as more particularly described in the proxy statement and information circular of the Trust dated March 21, 2005; and

         5. to transact such other business as may properly come before the Meeting or any adjournment thereof.

         Only Unitholders of record at the close of business on March 29, 2005 will be entitled to notice of and to vote at the Meeting or any adjournment thereof, except that a transferee of Trust Units after such record date may, not later than 10 days before the Meeting, establish the right to vote by providing evidence of ownership of Trust Units and requesting that the transferee's name be placed on the voting list in place of the transferor.

         IF YOU ARE UNABLE TO ATTEND THE MEETING IN PERSON, PLEASE COMPLETE AND SIGN THE ENCLOSED FORM OF PROXY AND FORWARD IT IN THE ENCLOSED SELF-ADDRESSED ENVELOPE, OR OTHERWISE DELIVER IT TO COMPUTERSHARE TRUST COMPANY OF CANADA AT 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO M5J 2Y1 ATTENTION: PROXY DEPARTMENT, TO REACH THE ADDRESSEE NO LATER THAN 3:00 P.M. (TORONTO TIME) ON MAY 4, 2005 OR, IF THE MEETING IS ADJOURNED, BY 3:00 P.M. (TORONTO TIME) ON THE SECOND BUSINESS DAY PRIOR TO THE DATE ON WHICH THE MEETING IS RECONVENED.

         Holders of exchangeable shares in the capital of Vermilion Resources Ltd. ("Exchangeable Shares") of record at the close of business on March 29, 2005 will be entitled to notice of and to vote, through the mechanics for voting provided in the voting and exchange trust agreement dated January 16, 2003 among the Trust, Vermilion Acquisition Ltd. and Computershare Trust Company of Canada, in its capacity as the exchangeable shares trustee, or any adjournment thereof.

         HOLDERS OF EXCHANGEABLE SHARES MAY VOTE BY SIGNING THE ENCLOSED FORM OF VOTING INSTRUCTION FORM AND FORWARDING IT IN THE ENCLOSED SELF-ADDRESSED ENVELOPE, OR OTHERWISE DELIVER IT TO COMPUTERSHARE TRUST COMPANY OF CANADA, SUITE 710, 530 - 8TH AVENUE S.W., CALGARY, ALBERTA, T2P 3S8 ATTENTION: PROXY DEPARTMENT. IN ORDER TO BE VALID AND ACTED UPON AT THE MEETING, THE VOTING INSTRUCTION FORM MUST BE RECEIVED NO LATER THAN 3:00 P.M. (CALGARY TIME) ON MAY 4, 2005.

                                           BY ORDER OF THE BOARD OF DIRECTORS OF
                                           VERMILION RESOURCES LTD.


                                           (Signed)
                                           Charles Berard
                                           Corporate Secretary
Calgary, Alberta
March 21, 2005

                             VERMILION ENERGY TRUST
                    PROXY STATEMENT AND INFORMATION CIRCULAR
                             DATED MARCH 21, 2005 (1)

                   QUESTIONS AND ANSWERS ON VOTING AND PROXIES


Vermilion Energy Trust (the "Trust") is holding an Annual and Special Meeting (the "Meeting") of holders ("Unitholders") of trust units ("Trust Units") of the Trust to be held at 10:00 a.m. in the Grand Lecture Theatre, Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, on Friday, May 6, 2005.

The Trust has two types of securities that entitle holders to vote generally at meetings of Unitholders; Trust Units and a special voting unit (the "Special Voting Unit"). A Special Voting Unit was issued to Computershare Trust Company of Canada in its capacity as trustee (the "Exchangeable Shares Trustee") under a voting and exchange trust agreement dated January 16, 2003 among the Trust, Vermilion Acquisition Ltd. and the Exchangeable Shares Trustee (the "Voting and Exchange Trust Agreement") for the benefit of holders of Exchangeable Shares in connection with a plan of arrangement (the "Arrangement") involving the Trust, Vermilion Resources Ltd. ("VRL"), Clear Energy Inc. and Vermilion Acquisition Ltd.

The Trust Units and the Special Voting Unit vote together as a single class on all matters. However, the means by which Unitholders and holders of Exchangeable Shares vote their Trust Units and Exchangeable Shares, respectively, is different.

As it is important that your Trust Units or Exchangeable Shares, as the case may be, are represented at the Meeting, please refer to the following questions and answers which provide guidance on how to vote your securities.

IF YOU ARE A UNITHOLDER, the questions and answers from numbers 1 to 16 provide information respecting this solicitation of proxies and guidance on how to vote your Trust Units. In particular, if you are not a registered Unitholder, Q&A No. 16 describes the procedure to be followed to vote your Trust Units.

IF YOU ARE A HOLDER OF EXCHANGEABLE SHARES, the questions and answers in numbers 1 to 15 provide information respecting this solicitation of proxies and guidance on how holders of Exchangeable Shares vote.

1.       WHO IS SOLICITING MY PROXY?

This Circular is furnished in connection with the solicitation by the management of VRL on behalf of the Trust of proxies to be used at the Meeting and at any adjournment or postponement thereof. The solicitation of proxies will be primarily by mail and may be supplemented by telephone or other contact by employees or agents of VRL at a nominal cost, and all costs thereof will be borne by VRL.

2.       WHAT AM I VOTING ON?

     o The election of the directors to the board of directors of VRL (the "Board"). Although Unitholders are not shareholders of VRL, they are entitled to elect the directors of VRL as if they were shareholders of VRL. Holders of Exchangeable Shares are shareholders of VRL. However, the terms of the Exchangeable Shares do not provide the right to directly vote at meetings of Unitholders. Holders of Exchangeable Shares can indirectly vote for the election of directors by directing the Exchangeable Shares Trustee to exercise that number of votes equal to the number of Trust Units (rounded down to the nearest whole number) into which the Exchangeable Shares of such holder are exchangeable, as provided for in the Voting and Exchange Trust Agreement.

     o   The appointment of the auditors of the Trust for the ensuing year.

     o An amendment to the Trust Unit Award Incentive Plan (the "TAP") of the Trust to allow Trust Units deliverable pursuant to unit awards granted under the TAP to be issued from treasury.

Trust Units and Exchangeable Shares may be voted for or withheld from voting on the election of directors and the appointment of auditors. Trust Units and Exchangeable Shares may be voted for or against the amendment to the TAP.

AS INDICATED ELSEWHERE IN THIS CIRCULAR, THE BOARD AND MANAGEMENT OF VRL ARE RECOMMENDING THAT

(1) The information set forth in this proxy statement and information circular is as of March 15, 2005, except as otherwise indicated.

UNITHOLDERS AND HOLDERS OF EXCHANGEABLE SHARES VOTE FOR THE ABOVE RESOLUTIONS.

3.       WHO IS ENTITLED TO VOTE?

Unitholders as of the close of business on March 29, 2005 or their duly appointed proxies will be entitled to attend the Meeting or to register a vote. If you have acquired Trust Units after March 29, 2005, please refer to Q&A No. 12 to determine whether and how you may vote such Trust Units.

Shareholders of Exchangeable Shares as of the close of business on March 29, 2005 will be entitled to attend the Meeting and to vote with respect to the matters to be considered at the Meeting in accordance with the terms and conditions of the Voting and Exchange Trust Agreement. Shareholders of Exchangeable Shares should refer to the voting direction which was provided to holders of Exchangeable Shares with this proxy statement and information circular.

4.       HOW DO I VOTE?

IF YOU ARE A REGISTERED UNITHOLDER there are two ways that you can vote your Trust Units. You may vote in person at the Meeting or you may complete and sign the enclosed proxy form appointing the named persons or some other person you choose to represent you and vote your Trust Units at the Meeting.

If you wish to vote in person at the Meeting, do not complete or return the proxy form. Your vote will be taken and counted at the Meeting. Completing, signing and returning your proxy form does not preclude you from attending the Meeting in person.

If you do not wish to attend the Meeting or do not wish to vote in person, your proxy will be voted for or against or withheld from voting in accordance with your wishes as specified thereon on any ballot that may be called at the Meeting. A PROXY MUST BE IN WRITING AND MUST BE EXECUTED BY THE UNITHOLDER OR BY THE UNITHOLDER'S ATTORNEY AUTHORIZED IN WRITING OR, IF THE UNITHOLDER IS A CORPORATION, BY AN OFFICER OR ATTORNEY THEREOF DULY AUTHORIZED.

IF YOUR TRUST UNITS ARE IN YOUR BROKERAGE ACCOUNT and therefore registered in the name of a nominee, please see Q&A No. 16 for voting instructions.

IF YOU ARE A HOLDER OF EXCHANGEABLE SHARES, there are three ways holders of Exchangeable Shares can vote. A holder of Exchangeable Shares may: (i) direct the Exchangeable Shares Trustee to exercise that number of votes attached to the Special Voting Unit equal to the number of Trust Units (rounded down to the nearest whole number) into which the Exchangeable Shares of such holder are exchangeable; (ii) direct the Exchangeable Shares Trustee to give a proxy to such holder or his designee to personally exercise such votes; or (iii) give a proxy to representatives of the management of the Trust to exercise such votes.

5.       HOW DO I ATTEND THE MEETING IN PERSON?

Unitholders and holders of Exchangeable Shares should present themselves to a representative of Computershare Trust Company of Canada, the Trust's registrar and transfer agent, at the Meeting. Persons who are not proxyholders, Unitholders or holders of Exchangeable Shares may be admitted subject to the discretion of the chairman of the Meeting and subject to any space constraints after addressing themselves to a representative of Computershare Trust Company of Canada. NON-REGISTERED UNITHOLDERS WISHING TO ATTEND THE MEETING SHOULD REFER TO Q&A NO. 16.

6.       WHAT IF I SIGN THE PROXY FORM/VOTING DIRECTION ENCLOSED WITH THIS
         CIRCULAR?

IN THE CASE OF UNITHOLDERS, signing the enclosed proxy form gives authority to Lorenzo Donadeo or Curtis Hicks, both of whom are officers of VRL, to vote your Trust Units at the Meeting.

IN THE CASE OF HOLDERS OF EXCHANGEABLE SHARES, signing the enclosed voting direction directs the Exchangeable Shares Trustee, Lorenzo Donadeo, Curtis Hicks or other designated proxy to vote or abstain from voting as directed in such voting direction.

7. CAN I APPOINT SOMEONE OTHER THAN THESE PERSONS TO VOTE MY TRUST UNITS OR EXCHANGEABLE SHARES, AS THE CASE MAY BE?

YES, YOU CAN APPOINT SOMEONE OTHER THAN THESE PERSONS TO VOTE YOUR TRUST UNITS OR EXCHANGEABLE SHARES. Write the name of the person you wish to appoint, who need not be a Unitholder or holder of Exchangeable Shares, in the blank space provided in the proxy form or voting direction, as the case may be.

PLEASE NOTE THAT IT IS IMPORTANT TO ENSURE THAT ANY OTHER PERSON YOU APPOINT IS ATTENDING THE MEETING AND IS AWARE THAT HIS OR HER APPOINTMENT HAS BEEN MADE TO VOTE YOUR SECURITIES. Persons who are appointed as such should, at the Meeting, present themselves to a representative of Computershare Trust Company of Canada.

8.       WHAT DO I DO WITH MY COMPLETED PROXY FORM/VOTING DIRECTION?

Return it to Computershare Trust Company of Canada, in the envelope provided so that it arrives NO LATER THAN 3:00 P.M. (TORONTO TIME) ON MAY 4, 2005 IN THE CASE OF THE PROXY FORM AND 3:00 P.M. (CALGARY TIME) ON MAY 4, 2005 IN THE CASE OF THE VOTING DIRECTION. All Trust Units and Exchangeable Shares represented by properly executed proxy forms or voting directions, as the case may be, received by Computershare Trust Company of Canada prior to such time will be voted for or against or withheld from voting, in accordance with your instructions as specified in the proxy form or voting direction, as the case may be, on any matter dealt with at the Meeting.

9.       HOW WILL MY TRUST UNITS OR EXCHANGEABLE SHARES BE VOTED IF I GIVE MY
         PROXY?

The persons named in the proxy form or voting direction, as the case may be, must vote or withhold from voting your Trust Units or Exchangeable Shares, as the case may be, in accordance with your directions.

In the absence of such directions, your Trust Units will be voted FOR the matters specified in the proxy. In the absence of such directions the Exchangeable Shares Trustee will not vote with respect to those Exchangeable Shares.

10. IF I CHANGE MY MIND, CAN I TAKE BACK MY PROXY OR VOTING DIRECTION ONCE I HAVE GIVEN IT?

Yes. A Unitholder or holder of Exchangeable Shares who has given a proxy or voting direction, as the case may be, may revoke it by depositing an instrument in writing (which includes another proxy form or voting direction, as the case may be, with a later date) executed by the Unitholder or holder of Exchangeable Shares or by its attorney authorized in writing with the Corporate Secretary, c/o Vermilion Resources Ltd., Suite 2800, 400 - 4th Avenue S.W., Calgary, Alberta, T2P 0J4 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, or by depositing it with the chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof. A Unitholder or holder of Exchangeable Shares may also revoke a proxy in any other manner permitted by law.

IT SHOULD BE NOTED THAT THE PARTICIPATION IN PERSON BY A UNITHOLDER IN A VOTE BY BALLOT AT THE MEETING WILL AUTOMATICALLY REVOKE ANY PROXY WHICH HAS BEEN PREVIOUSLY GIVEN BY THE UNITHOLDER IN RESPECT OF BUSINESS COVERED BY THAT VOTE.

11. WHAT IF AMENDMENTS ARE MADE TO THESE MATTERS OR IF OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?

The person named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the notice of the Meeting and to other matters which may properly come before the Meeting. As of March 15, 2005, management of VRL and the Trust know of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

12. WHAT IF OWNERSHIP OF TRUST UNITS OR EXCHANGEABLE SHARES IS TRANSFERRED AFTER MARCH 29, 2005?

IF YOU ARE A UNITHOLDER on March 29, 2005 you are entitled to receive notice and to vote at the Meeting, even though since that time you have disposed of your Trust Units. If you acquired your Trust Units after March 29, 2005, you are not entitled to receive notice of or to vote at the Meeting.

IF YOU ARE A HOLDER OF EXCHANGEABLE SHARES on March 29, 2005 you are entitled to receive notice of and to vote such Exchangeable Shares in accordance with the terms and conditions of the Voting and Exchange Trust Agreement and the voting direction. If you acquired your Exchangeable Shares after March 29, 2005 you are not entitled to receive notice of or to vote in accordance with the Voting and Exchange Trust Agreement.

13. HOW MANY VOTES ARE REQUIRED TO APPROVE THE MATTERS TO BE CONSIDERED AT THE MEETING?

The election of directors and the appointment of auditors will each be determined by a majority of votes cast. The adoption of the amendment to the TAP must be approved by more than 50% of votes cast. In addition, the Toronto Stock Exchange requires this resolution be approved by a majority of the votes cast at the meeting other than votes attaching to Trust Units or Exchangeable Shares beneficially owned by insiders of the Trust and its subsidiaries and associates of such insiders.

14.      WHO COUNTS THE VOTES?

The Trust's registrar and transfer agent, Computershare Trust Company of Canada, counts and tabulates the votes. This is done independently of VRL to preserve the confidentiality of individual votes. Proxies and voting directions are referred to VRL only in cases where a Unitholder or Exchangeable Shareholder clearly intends to communicate with management (by making a written statement on the proxy form), in the event of a proxy contest or when it is necessary to do so to meet the requirements of applicable law.

15. HOW CAN I CONTACT THE REGISTRAR AND TRANSFER AGENT OR EXCHANGEABLE SHARES TRUSTEE?

You can contact the registrar and transfer agent or Exchangeable Shares Trustee at:

Computershare Trust Company of Canada
Suite 710, 530 - 8th Avenue S.W.
Calgary, Alberta   T2P 3S8
Phone:       1-888-267-6555
Facsimile:   1-888-453-0330
Web site:    www.computershare.com
E-mail:      CAREGISTRYINFO@COMPUTERSHARE.COM

16. IF MY TRUST UNITS ARE NOT REGISTERED IN MY NAME BUT ARE HELD IN THE NAME OF A NOMINEE (A BANK, TRUST COMPANY, SECURITIES BROKER, TRUSTEE OR OTHER), HOW DO I VOTE MY TRUST UNITS?

IF YOU ARE A NON-REGISTERED UNITHOLDER, THERE ARE, AS DISCUSSED BELOW, TWO WAYS THAT YOU CAN VOTE YOUR TRUST UNITS WHICH ARE HELD BY YOUR NOMINEE. Applicable securities laws require your nominee to seek voting instructions from you in advance of the meeting. Accordingly, you will receive or have already received from your nominee either a request for voting instructions or a proxy form for the number of Trust Units you hold. Every nominee has its own mailing procedures and provides its own signing and return instructions, which should be carefully followed by non-registered Unitholders to ensure that their Trust Units are voted at the Meeting. Accordingly, for your Trust Units to be voted by you, please follow the voting instructions provided by your nominee.

However, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or proxy form to appoint yourself as proxyholder and follow the signing and return instructions of your nominee.

Non-registered Unitholders who appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of Computershare Trust Company of Canada.

               RELATIONSHIPS AMONG THE TRUSTEE, THE TRUST AND VRL

         The Trust is an open-end unincorporated investment trust created under the laws of Alberta pursuant to an amended and restated trust indenture (the "Trust Indenture") dated as of January 15, 2003 between VRL and Computershare Trust Company of Canada (the "Trustee"), as trustee, as amended from time to time. The Trust was formed on December 16, 2002.

                          INTEREST OF THE TRUSTEE, VRL
        AND THE DIRECTORS AND OFFICERS OF VRL IN MATTERS TO BE ACTED UPON

         Neither the Trustee, VRL nor any directors or officers of VRL, nor any proposed nominee for election as a director of VRL, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the participation by such directors and officers in the TAP.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

         Except as disclosed in this Proxy Statement and Information Circular, neither the Trustee, VRL nor any director or officer of VRL, nor any proposed nominee for election as a director of VRL, nor any other insider of the Trust, or VRL, nor any associate or affiliate of any one of them has or has had, at any time since the year ended December 31, 2004, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Trust or VRL.

        INDEBTEDNESS OF THE TRUSTEE AND THE DIRECTORS AND OFFICERS OF VRL

         Neither the Trustee nor any of the directors or officers of VRL, nor any proposed nominee for election as a director of VRL, nor any associate or affiliate of any one of them is, or was, indebted, directly or indirectly, to the Trust or VRL at any time since the beginning of the year ended December 31, 2004.

          VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

TRUST UNITS

         As at March 15, 2005, the Trust had 61,103,531 issued and outstanding Trust Units. Each Trust Unit entitles the holder thereof to one vote at all meetings of Unitholders for each Trust Unit held.

EXCHANGEABLE SHARES

         As at March 15, 2005, one Special Voting Unit has been issued to the Exchangeable Shares Trustee under the Voting and Exchange Trust Agreement in conjunction with the issuance of Exchangeable Shares pursuant to the Arrangement. The Special Voting Unit carries a number of votes equal to the number of Trust Units rounded down to the nearest whole number into which the Exchangeable Shares are then exchangeable. Each holder of Exchangeable Shares on March 29, 2005 is entitled to give the Exchangeable Shares Trustee voting instructions for a number of votes equal to the number of Trust Units rounded down to the nearest whole number into which that holder's Exchangeable Shares are then exchangeable. As of March 15, 2005, there are 4,663,589 Exchangeable Shares issued and outstanding and the exchange ratio is currently 1.29632 Trust Units for each Exchangeable Share.

                                PRINCIPAL HOLDERS

         As at March 15, 2005, and to the knowledge of the directors and senior officers of VRL no person or company beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the issued and outstanding Trust Units or Exchangeable Shares. As of March 15, 2005, the directors and senior officers of VRL beneficially owned, directly or indirectly, or exercised control or direction over, 1,131,941 Trust Units representing approximately 2% of the issued and outstanding Trust Units and 4,406,951 Exchangeable Shares representing 95% of the issued and outstanding Exchangeable Shares. Each such Exchangeable Share held by such director or senior officer is exchangeable into Trust Units utilizing the exchange ratio as at March 15, 2005 of 1.29632.

                        REPORT ON EXECUTIVE COMPENSATION

         The Governance, Human Resources and Nominating Committee determined the compensation to be provided to the executive officers of VRL. VRL recognizes the need to deliver a compensation package that recognizes top performance and the ability to attract and retain top performers. Compensation for all of the officers, including the Chief Executive Officer, is reviewed against prevailing industry compensation practices for oil and gas trusts, the Trust's performance in achieving certain goals and the Trust's performance in relation to the performance of the Trust's peers. Standard benefits are provided to all employees, including the executive officers. Executive compensation also includes participation in the trust unit rights incentive plan (the "Rights Incentive Plan") and the VRL employee trust unit ownership, RRSP savings plan (the "Savings Plan") and the Trust Unit Award Incentive Plan (the "TAP") such plan having been recently implemented by the Board.

         BASE SALARY: The Governance, Human Resources and Nominating Committee strives to set all executive annual salaries at a level comparable to executive officers of comparable oil and gas trusts based upon a review of an independently prepared compensation survey by Mercer Human Resources Consulting Limited and information obtained through participation in the Calgary Exchange Group, an association of small to mid-size oil and gas companies established to exchange member information related to human resources practices.

         BONUSES: The employee bonus plan (the "Employee Bonus Plan") approved by the Unitholders in January 2003, is a broad based plan available to all employees including the executive officers. The Employee Bonus Plan provides that an amount of up to 2.0% per month of net operating income calculated at the end of each calendar month is available to be paid in bonuses pursuant to the Employee Bonus Plan. In no event will the maximum bonus amount allocated pursuant to the Employee Bonus Plan exceed the 2% threshold. For 2004, bonus payments pursuant to the Employee Bonus Plan totalled approximately 1.6% of net operating income or 80% of the maximum allowable under such plan. See "Executive Compensation - Employee Bonus Plan" for more information in respect of the Employee Bonus Plan. As part of the Employee Bonus Plan, the Board established a key employee exemplary performance program (the "KEEP") in early 2003 primarily to retain VRL's key employees while reorganizing its structure from an equity company into an oil and gas trust. The KEEP award, which guaranteed a certain bonus payment, was granted to such key employees in lieu of the typical discretionary bonus. The value attributed to the KEEP award was determined based on the individual's ability to drive VRL forward into its conversion as a premier oil and gas trust. The KEEP was in effect for 2004 with certain employees, including the executive officers, eligible to participate, however, the guaranteed portion of such awards was reduced in 2004. The KEEP was discontinued in 2005.

         TRUST UNIT AWARD INCENTIVE PLAN: In October, 2004 the Governance, Human Resources and Nominating Committee of the Board undertook an evaluation of the Trust's long term incentive program for employees, officers, directors and consultants of the Trust and its subsidiaries with the goal of developing an annual incentive plan tied to performance relative to predetermined corporate and individual performance objectives. Following the Governance, Human Resources and Nominating Committee's review and consideration of incentive plan principles, and in consultation with its compensation advisors, the Governance, Human Resources and Nominating Committee recommended that the Board implement the TAP. The terms of the TAP are described in more detail under "Special Meeting Matter - Approval of the Amendment to the Trust Unit Award Incentive Plan". The Board approved the implementation of the TAP effective January 31, 2005 and an aggregate of 521,375 Unit Awards (as defined below) have been granted as of March 15, 2005. The Board is proposing to amend the TAP to allow Trust Units deliverable pursuant to Unit Awards granted under the TAP to be issued from treasury, subject to receipt of regulatory approvals and the approval of Unitholders at the Meeting. The Trust's existing Rights Incentive Plan will remain in place and all outstanding trust unit incentive rights ("Rights") under the existing Rights Incentive Plan will continue to be available for exercise by the holders of the Rights.

         RIGHTS INCENTIVE PLAN: The Board may grant Rights to purchase Trust Units to directors, officers, employees and consultants of the Trust. The Rights Incentive Plan has been one of the instruments used in attracting and retaining top performing employees with the entrepreneurial characteristics needed to further the Trust's objectives and prospects for further growth. It is anticipated that with the implementation of the TAP the granting of Rights under the Rights Incentive Plan will be utilized only in limited circumstances. For a description of the TAP see "Special Meeting Matter
- Approval of the Amendment to the Trust Unit Award Incentive Plan".

         SAVINGS PLAN: The Board approved the Savings Plan effective September 2003. As an integral part of the Trust's incentive program, the Savings Plan represents VRL's ongoing commitment to maintaining a value driven approach - employees who think like owners, invest the Trust's money that way. This is a voluntary plan that allows all eligible employees, including the executive officers, to contribute a percentage of their base salary earnings to the Savings Plan, of which VRL will match each dollar contributed by the employee, up to a maximum of 5%. Funds contributed up to the maximum combined contribution of 10% of the base salary are used to purchase Trust Units through the facilities of the Toronto Stock Exchange (the "TSX"). The Trust Units purchased through the employee and VRL contributions can be sold at any time, provided that any Trust Units purchased with VRL contributions must have been held for at least one year from the date of contribution.

         The Governance, Human Resources and Nominating Committee believes that with the implementation of principles of its October 2004 evaluation, which includes the amendment to the TAP as contemplated herein, the compensation of VRL's executive officers will successfully combine reasonable base compensation with additional potential short-term and long-term financial rewards that are tied to positive operational and financial results and increases in Unitholder value.

         The foregoing report is respectfully submitted to the Unitholders by the Governance, Human Resources and Nominating Committee.

         Jeffrey S. Boyce
         Joseph F. Killi
         Larry J. Macdonald

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table provides a summary of compensation information for each of the chief executive officer, chief financial officer and three most highly compensated executive officers of VRL (collectively, the "Named Executive Officers") for the three years ended December 31, 2004.

-------------------------------------------------------------------------------------------------------------------
                            ANNUAL COMPENSATION                        LONG-TERM COMPENSATION
                         ------------------------------------------------------------------------------------------
                                                                      AWARDS                  PAYOUT
                                                                    ----------                -------
                                                                    SECURITIES
                                                                      UNDER       SHARES OR
                                                                       TRUST       UNITS
                                                         OTHER         UNIT      SUBJECT
                                                         ANNUAL      INCENTIVE   TO RESALE      LTIP      ALL OTHER
                                 SALARY    BONUS(6)   COMPENSATION    RIGHTS    RESTRICTIONS  PAYOUTS  COMPENSATION
 NAME AND POSITION(1)    YEAR     ($)        ($)          ($)          (#)         ($)         ($)
-------------------------------------------------------------------------------------------------------------------
Lorenzo Donadeo(2)       2004   295,833    500,000         -          75,000        -           -         32,584
President and Chief      2003   275,000(4) 500,000(7)      -          450,000       -           -         31,358
Executive Officer        2002   245,000       -            -          75,000        -           -         27,039

-------------------------------------------------------------------------------------------------------------------
Curtis Hicks             2004   208,333    220,000         -          75,000        -           -         20,523
Executive                2003   166,667(5) 220,000         -          300,000       -           -         16,182
Vice-President and
Chief Financial
Officer
-----------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                            ANNUAL COMPENSATION                        LONG-TERM COMPENSATION
                         ------------------------------------------------------------------------------------------
                                                                      AWARDS                  PAYOUT
                                                                    ----------                -------
                                                                    SECURITIES
                                                                      UNDER       SHARES OR
                                                                       TRUST       UNITS
                                                         OTHER         UNIT      SUBJECT
                                                         ANNUAL      INCENTIVE   TO RESALE      LTIP      ALL OTHER
                                 SALARY    BONUS(6)   COMPENSATION    RIGHTS    RESTRICTIONS  PAYOUTS  COMPENSATION
 NAME AND POSITION(1)    YEAR     ($)        ($)          ($)          (#)         ($)         ($)
-------------------------------------------------------------------------------------------------------------------
Claudio Ghersinich(3)    2004   265,833    450,000         -          37,000        -           -         31,004
Executive                2003   255,000    450,000(7)      -         360,000        -           -         30,773
Vice-President,          2002   245,000       -            -          75,000        -           -         26,895
Business Development
-------------------------------------------------------------------------------------------------------------------
Raj Patel                2004   175,583    175,000         -          33,000        -           -         18,772
Vice-President,          2003   168,500    175,000         -         150,000        -           -         18,229
Marketing                2002   160,000       -            -          20,000        -           -         16,686

-------------------------------------------------------------------------------------------------------------------
Doug Reynolds            2004   166,667    165,000         -          33,000        -           -         21,081
Vice-President, Land     2003   160,000    165,000         -         150,000        -           -         17,648
and New Ventures         2002   109,712(8)    -            -         100,000        -           -          7,166
-------------------------------------------------------------------------------------------------------------------

NOTES:

(1) Each Named Executive Officer receives compensation in their role as an officer of VRL, a subsidiary of the Trust.
(2) In his role as the Chief Executive Officer of Aventura Energy Inc. ("Aventura"), a subsidiary of the Trust, Mr. Donadeo received an aggregate of 200,000 stock options, of which 75,000 options had an exercise price of $4.00 and 125,000 had an exercise price of $4.05. All of the Aventura options held by Mr. Donadeo were exercised in May 2004. All of the shares of Aventura were acquired by BG Canada Ltd. in May 2004 in exchange for cash consideration of $5.10 per share. In his role as a director of Verenex Energy Inc. ("Verenex"), a subsidiary of the Trust, Mr. Donadeo received an aggregate of 75,000 stock options of Verenex such options have an exercise price of $2.50 and expire June 29, 2009.
(3) In his role as a Managing Director of Aventura, Mr. Ghersinich received an aggregate of 150,000 stock options, of which 75,000 options had an exercise price of $4.00 and 75,000 had an exercise price of $4.05. All of the Aventura options held by Mr. Ghersinich were exercised in May 2004. All of the shares of Aventura were acquired by BG Canada Ltd. in May 2004 in exchange for cash consideration of $5.10 per share. In his role as a director of Verenex, Mr. Ghersinich received an aggregate of 75,000 stock options of Verenex such options have an exercise price of $2.50 and expire June 29, 2009.
(4) Lorenzo Donadeo was appointed President and Chief Executive Officer on January 22, 2003. Prior to that time, Mr. Donadeo held the position of Chief Operating Officer of VRL.
(5) Curtis Hicks was appointed Executive Vice-President and Chief Financial Officer on August 5, 2004. From March 3, 2003 until August 4, 2004 Curtis Hicks served as Vice President, Finance of VRL.
(6) Bonuses for 2004 and 2003 were paid to the Named Executive Officers, net of required withholdings including income taxes, 50% in Trust Units and the balance in cash.
(7) Messrs. Donadeo and Ghersinich each received a one-time payment of $330,000 as determined by the Board, resulting from the key role that each of them played in initiating the transaction creating the Trust in 2003.
(8) Doug Reynolds was appointed Vice President, Land and New Ventures on August 5, 2004. On April 8, 2002, Mr. Reynolds was appointed Vice-President, Land.

RIGHTS GRANTED

         The following table sets forth details with respect to Rights granted to the Named Executive Officers during 2004 pursuant to the Rights Incentive Plan. See "Rights Incentive Plan".

                                          RIGHTS GRANTS DURING THE MOST
                                        RECENTLY COMPLETED FINANCIAL YEAR

---------------------------------------------------------------------------------------------------------------------
                                                                                 MARKET VALUE OF
                                                                                    SECURITIES
                                             % OF TOTAL                             UNDERLYING
                                               RIGHTS            INITIAL             RIGHTS
                           RIGHTS            GRANTED TO         EXERCISE OR       ON THE DATE OF
                           GRANTED          EMPLOYEES IN        BASE PRICE            GRANT
        NAME                 (#)           FINANCIAL YEAR      ($/SECURITY)      ($/SECURITY)(1)     EXPIRATION DATE
---------------------------------------------------------------------------------------------------------------------
Lorenzo Donadeo(2)         75,000              5.10%              $18.27              $18.27         August 19, 2009
---------------------------------------------------------------------------------------------------------------------
Curtis W. Hicks            75,000              5.10%              $18.27              $18.27         August 19, 2009
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                                                                                 MARKET VALUE OF
                                                                                    SECURITIES
                                             % OF TOTAL                             UNDERLYING
                                               RIGHTS            INITIAL             RIGHTS
                           RIGHTS            GRANTED TO         EXERCISE OR       ON THE DATE OF
                           GRANTED          EMPLOYEES IN        BASE PRICE            GRANT
        NAME                 (#)           FINANCIAL YEAR      ($/SECURITY)      ($/SECURITY)(1)     EXPIRATION DATE
---------------------------------------------------------------------------------------------------------------------
Claudio A.                 37,000              2.52%              $18.27              $18.27         August 19, 2009
Ghersinich(3)
---------------------------------------------------------------------------------------------------------------------
Raj Patel                  33,000              2.24%              $18.27              $18.27         August 19, 2009
---------------------------------------------------------------------------------------------------------------------
Doug Reynolds              33,000              2.24%              $18.27              $18.27         August 19, 2009
---------------------------------------------------------------------------------------------------------------------

NOTES:

(1) At the election of a holder of Rights, the exercise price per Right granted under the Rights Incentive Plan may be reduced from time to time by deducting from the exercise price of each Right (the "Grant Price") the aggregate of all distributions, on a per Trust Unit basis, made by the Trust after the date of grant which represent a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test has been met, then the entire amount of the distribution may be deducted from the Grant Price.
(2) Mr. Donadeo received an aggregate of 75,000 stock options of Verenex in 2004, such options have an exercise price of $2.50, expire on June 29, 2009 and the market value of the Verenex common shares on the date of grant was $2.50.
(3) Mr. Ghersinich received an aggregate of 75,000 stock options of Verenex in 2004, such options have an exercise price of $2.50, expire on June 29, 2009 and the market value of the Verenex common shares on the date of grant was $2.50.


AGGREGATE RIGHTS EXERCISED AND YEAR-END VALUES

         The following table sets forth, with respect to the Named Executive Officers, the number of Unexercised and the value of the in-the-money Rights as at December 31, 2004.

                                      AGGREGATE RIGHTS EXERCISED DURING THE
                                   MOST RECENTLY COMPLETED FINANCIAL YEAR AND
                                        FINANCIAL YEAR-END RIGHTS VALUES

--------------------------------------------------------------------------------------------------------------------------
                                                                            UNEXERCISED         VALUE OF UNEXERCISED
                               SECURITIES            AGGREGATE               RIGHTS               IN-THE-MONEY
                               ACQUIRED ON             VALUE                AT FY-END            RIGHTS AT FY-END
                                 EXERCISE            REALIZED                  (#)                      ($)
          NAME                         (#)                  ($)     EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE(1)
--------------------------------------------------------------------------------------------------------------------------
Lorenzo Donadeo(2)                  -                    -               150,000/375,000       $1,840,500/$3,852,750
--------------------------------------------------------------------------------------------------------------------------
Curtis Hicks                      40,700             $373,380             59,300/275,000         $727,611/$2,625,750
--------------------------------------------------------------------------------------------------------------------------
Claudio Ghersinich(3)               -                    -               120,000/277,000       $1,472,400/$3,029,530
--------------------------------------------------------------------------------------------------------------------------
Raj Patel                           -                    -                50,000/133,000         $613,500/$1,302,570
--------------------------------------------------------------------------------------------------------------------------
Doug Reynolds                       -                    -                50,000/133,000         $613,500/$1,302,570
--------------------------------------------------------------------------------------------------------------------------

NOTES:

(1) At the election of a holder of Rights, the exercise price per Right granted under the Rights Incentive Plan may be reduced from time to time by deducting from the Grant Price the aggregate of all distributions, on a per Trust Unit basis, made by the Trust after the date of grant which represents a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test has been met, then the entire amount of the distribution may be deducted from the Grant Price.
(2) Mr. Donadeo acquired 200,000 common shares of Aventura on exercise of Aventura stock options. Mr. Donadeo realized an aggregate value of $213,750 upon tendering the shares acquired on exercise of the stock options to the takeover bid of Aventura by BG Canada Ltd.
(3) Mr. Ghersinich acquired 150,000 common shares of Aventura on exercise of Aventura stock options. Mr. Ghersinich realized an aggregate value of $161,250 upon tendering the shares acquired on exercise of the stock options to the takeover bid of Aventura by BG Canada Ltd.

         The value of the exercisable Rights (market value of Trust Units less the initial exercise price reduced by eligible distributions) at December 31, 2004, was based upon the closing price of $20.12 of the Trust Units on December 31, 2004 as quoted by the TSX.

REMUNERATION OF DIRECTORS

         An annual retainer of $15,000 is paid to each independent director together with Board meeting fees of $1,000 per Board meeting and $1,000 per committee meeting. In addition, the Chairman of the Board received an annual retainer of $10,000 for 2004 and will receive an additional retainer of $35,000 for 2005. Each committee chair, with the exception of the Audit Committee Chair, receives an annual retainer of $3,000. The Audit Committee Chair receives an annual retainer of $10,000. In the year ended December 31, 2004, a total of $50,000 in fees were paid to the independent directors of VRL.

         Directors are entitled to participate in the Rights Incentive Plan and receive reimbursement for out of pocket expenses for attendance at meetings of the Board and any committees of the Board. No Rights were issued to directors of VRL during 2004.

RIGHTS INCENTIVE PLAN

         The Board and the Unitholders have approved the Rights Incentive Plan for directors, officers, employees or service providers of VRL which currently permits the granting of Rights to purchase up to a maximum of 6,000,000 Trust Units provided that the number of Trust Units reserved from time to time for Rights may not be more than 10% of the aggregate number of the then issued and outstanding Trust Units and no one insider or its associates will be granted Rights entitling the holder to greater than 5% of the then issued and outstanding Trust Units. Pursuant to the Rights Incentive Plan, the directors of VRL may, from time to time, at their discretion, grant to service providers of the Trust, or any of its subsidiaries, including VRL, in connection with their employment or position, Rights to purchase Trust Units.

         The Board may, in its discretion, permit vested Rights to be surrendered to the Trust unexercised in consideration for a payment to the holder of such Rights in cash or Trust Units having a value equal to the excess, if any, of the aggregate fair market value of the Trust Units able to be purchased pursuant to such Rights, determined by reference to the closing price of the Trust Units on the TSX on the trading day immediately prior to the date of surrender of the Rights, over the aggregate exercise price of the Rights. All Rights will be non-assignable and non-transferable.

         The term of a Right may be exercised during a period not exceeding ten years from the date upon which the Right was granted (the "Grant Date"), however, VRL currently limits the term to five years.

         Any Rights granted shall vest pursuant to vesting schedules determined by the Board in its sole discretion. VRL's current provisions for vesting require all rights agreements, including those provided to directors and executive officers, to vest in thirds, with the first third vesting one year from the date of grant. The rights agreements also provide for the vesting period to be delayed for the same period of time extended with a leave of absence without pay (for any reason other than maternity leave, parental leave or disability leave), recognizing the recipient has stepped away from the ability to contribute to the success of VRL during such leave. Early vesting privileges are also provided in the event of a termination, providing the terminated employee exercise Rights that would have normally vested during their severance period.

         Subject to regulatory approval, the Grant Price per Right shall be equal to the per Trust Unit closing price of the Trust Units on the TSX on the trading day immediately preceding the Grant Date. At the election of a holder of Rights, the Exercise Price per Right may be calculated by deducting from the Grant Price the aggregate of all distributions, on a per Trust Unit basis, made by the Trust after the Grant Date, provided the aggregate amount of such distribution represents a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month.

         The Board may, in its discretion, amend the terms and conditions of the Rights Incentive Plan or terminate the Rights Incentive Plan. Any amendment to the plan shall be subject to the prior consent of any applicable regulatory bodies, including the TSX.

         During the year ended December 31, 2004, the Trust granted 1,471,100 Rights to purchase Trust Units at exercise prices ranging from $14.75 to $19.56 per Trust Unit. As at December 31, 2004 an aggregate of 4,754,600 Rights were outstanding and 387,200 Rights were available to be granted. As at December 31, 2004, 6,000,000 Trust Units were reserved for issuance pursuant to Rights representing 9.9% of the issued and outstanding Trust Units. It is anticipated that with the implementation of the TAP the granting of Rights under the Rights Incentive Plan will be utilized only in limited circumstances. For a description of the TAP see "Special Meeting Matter - Approval of the Amendment to the Trust Unit Award Incentive Plan".

EMPLOYEE BONUS PLAN

         VRL has adopted the Employee Bonus Plan. The principal purpose of the Employee Bonus Plan is to advance the interests of the Trust and its subsidiaries (collectively, "Vermilion") by providing for bonuses for employees of Vermilion who are designated as participants thereunder. The Employee Bonus Plan is intended to attract and retain such employees, make their compensation competitive with other opportunities, provide them with an incentive to strive to achieve the financial and business objectives of Vermilion, and align their interests with those of the Unitholders.

         The Employee Bonus Plan is administered by the Board. Under the Employee Bonus Plan, the Board will, on an annual basis, assess the performance of employees and may allocate a bonus in such amount as the Board determines appropriate in its sole discretion based upon corporate performance and the achievement of key organizational success factors, individual value added and individual effort. In no event will the maximum bonus amount allocated pursuant to the Employee Bonus Plan exceed 2% per year of the net operating income of Vermilion. For 2004, bonus payments pursuant to the Employee Bonus Plan totalled approximately 1.6% of net operating income or 80% of the maximum allowable under such plan. The payment of bonuses in any plan year may be made in cash, Trust Units or in a combination of cash and Trust Units as the Board may determine in its sole discretion. A total of 2,000,000 Trust Units are reserved for issuance pursuant to the Employee Bonus Plan. In the event of a change of control, VRL shall terminate the Employee Bonus Plan and pay each participant a final bonus amount determined and allocated by the Board in its sole discretion out of the monthly bonus amount accumulated within the plan at the time of the change of control. This amount will accrue at the rate of 2% per month of the net operating income of Vermilion for each month. For the fiscal period ended December 31, 2004, an aggregate of 37,082 Trust Units were issued pursuant to the Employee Bonus Plan representing less than 0.1% of the issued and outstanding Trust Units.

         The Board may, in its discretion, pay cash bonuses to its employees in addition to the bonuses payable in cash and Trust Units under the Employee Bonus Plan. The Board may amend the Employee Bonus Plan at any time. The directors of VRL are not eligible to participate in the Employee Bonus Plan.

EMPLOYEE SAVINGS PLAN

         VRL has implemented the Savings Plan. Participation in the Savings Plan is voluntary and allows eligible employees, including VRL's executive officers, to contribute a percentage of their base salary earnings to the Savings Plan, of which VRL will match each dollar contributed by the employee. Funds contributed up to the maximum combined contribution of 10% of the participating employee's base salary are used to purchase Trust Units on the TSX. The Savings Plan may also be utilized in conjunction with the Trust's distribution reinvestment and optional trust unit purchase plan. For the fiscal period ended December 31, 2004, an aggregate of 42,514 Trust Units were purchased on the TSX at prices ranging from $14.80 per Trust Unit to $19.59 per Trust Unit pursuant to the Savings Plan.

EMPLOYMENT CONTRACTS

         Each of the Named Executive Officers is a party to an executive employment agreement with VRL pursuant to which VRL will make a lump-sum payment to the executive in the event of termination without cause, for "good reason" or in the event of a "change of control" (as defined in the employment agreements). The amount of the lump sum payments in respect of Messrs. Donadeo, Ghersinich and Hicks is equal to 24 months salary together with the average of the previous three years of bonus payments, unless such termination occurs in 2005. If the termination occurs in 2005, then the executive shall receive the average of the bonuses paid in 2003 and 2004. In addition, each of such executive officers would receive the cash equivalent of 24 months of benefits in effect as of the date the termination notice is given. In respect of Messrs. Patel and Reynolds, the amount of the lump sum payment which will be made to the executive in the event of termination without cause, for "good reason" or in the event of a "change of control" is equal to 12 months salary, the average of the previous three years of bonus payments as calculated above and the cash equivalent of 12 months of benefits in effect as of the date the termination notice is given.

               SECURITIES ISSUABLE UNDER EQUITY COMPENSATION PLANS

         The following table sets forth, as at December 31, 2004, the number of Trust Units to be issued upon exercise of outstanding Rights issued pursuant to the Rights Incentive Plan, the weighted average exercise price of such outstanding Rights and the number of Trust Units remaining available for future issuance under the Rights Incentive Plan.

--------------------------------------------------------------------------------------------------------------------
                                                                                     NUMBER OF SECURITIES REMAINING
                                                                                     AVAILABLE FOR FUTURE ISSUANCE
                                NUMBER OF SECURITIES TO      WEIGHTED-AVERAGE       UNDER EQUITY COMPENSATION PLANS
                                BE ISSUED UPON EXERCISE     EXERCISE PRICE OF     (EXCLUDING SECURITIES REFLECTED IN
        PLAN CATEGORY             OF OUTSTANDING RIGHTS     OUTSTANDING RIGHTS             THE FIRST COLUMN)
--------------------------------------------------------------------------------------------------------------------
Equity compensation plans              4,754,600                  $13.59                        387,200
approved by securityholders
--------------------------------------------------------------------------------------------------------------------

Equity compensation plans not              -                        -                              -
approved by securityholders
--------------------------------------------------------------------------------------------------------------------

Total                                  4,754,600                  $13.59                        387,200
--------------------------------------------------------------------------------------------------------------------

                          RECORD OF CASH DISTRIBUTIONS

         The following table sets forth the amount of monthly cash distributions per Trust Unit paid by the Trust since the completion of the Arrangement on January 22, 2003. Distributions are generally paid on the 15th day of the month following the month of declaration.


              RECORD DATE              PAYMENT DATE          DISTRIBUTION AMOUNT
         ------------------            ------------          -------------------
         2003
              February 28               March 14                     $0.17
              March 31                  April 15                     $0.17
              April 30                  May 15                       $0.17
              May 30                    June 13                      $0.17
              June 30                   July 15                      $0.17
              July 31                   August 15                    $0.17
              August 29                 September 15                 $0.17

              RECORD DATE              PAYMENT DATE          DISTRIBUTION AMOUNT
         ------------------            ------------          -------------------
              September 30              October 15                   $0.17
              October 31                November 14                  $0.17
              November 28               December 15                  $0.17
              December 31               January 14                   $0.17
         2004
              January 30                February 13                  $0.17
              February 27               March 15                     $0.17
              March 31                  April 15                     $0.17
              April 28                  May 14                       $0.17
              May 31                    June 15                      $0.17
              June 28                   July 15                      $0.17
              July 28                   August 13                    $0.17
              August 31                 September 15                 $0.17
              September 30              October 15                   $0.17
              October 29                November 15                  $0.17
              November 30               December 15                  $0.17
              December 31               January 14                   $0.17
         2005
              January 31                February 15                  $0.17
              February 28               March 15                     $0.17
                                                              ------------------
              TOTAL CASH DISTRIBUTIONS SINCE JANUARY 24, 2003        $4.25
NOTE:

(1) On March 15, 2005, the Trust announced that it would pay a cash distribution of $0.17 per Trust Unit to Unitholders of record as of March 31, 2005 on April 15, 2005 (the "March Distribution"). The Total Cash Distributions since January 24, 2003 does not include the March Distribution.

                              PERFORMANCE ANALYSIS

         The following graph illustrates changes from January 24, 2003 to December 31, 2004 in the cumulative Unitholder return, assuming an initial $100 investment in Trust Units with all cash distributions reinvested at the record date of such distributions, compared to the cumulative return of the S&P/TSX Composite Index and the S&P/TSX Total Return Energy Trust Index, assuming the reinvestment of distributions, where applicable, for the comparable period.

                               [GRAPHIC OMITTED]
                                  [LINE GRAPH]

----------------------------------------------- --------------- ------------------ --------------- -------------------
                            JANUARY 24, 2003(1)  JUNE 30, 2003   DECEMBER 31, 2003  JUNE 30, 2004   DECEMBER 31, 2004
----------------------------------------------- --------------- ------------------ --------------- -------------------
Vermilion Energy Trust         $100.00              $120.33            $147.72         $183.35          $216.83
S&P/TSX Energy Trust Index     $100.00              $110.10            $142.67         $147.57          $186.21
S&P/TSX Composite Index        $100.00              $103.37            $121.69         $126.50          $136.88
----------------------------------------------- --------------- ------------------ --------------- -------------------

NOTE:
(1) The Trust Units began trading on the TSX on January 24, 2003.


                              CORPORATE GOVERNANCE

GENERAL

         In 1995, the TSX adopted a set of guidelines which were revised in 1999 (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board of directors, management and shareholders. The TSX has prescribed that all companies listed on the TSX must now annually disclose their approach to corporate governance with specific reference to each of the Guidelines.

         Attached as Schedule "A" to this Proxy Statement and Information Circular is a description of the Trust's corporate governance practices, which have been established pursuant to, among other things, the terms of the Trust Indenture. VRL is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interest of Unitholders but that it also promotes effective decision making at the Board level. The Board is of the view that its approach to corporate governance is appropriate and complies with the objectives and guidelines relating to corporate governance adopted by the TSX. In addition, the Board monitors and considers for implementation by VRL the corporate governance standards which are proposed and/or enforced by various Canadian regulatory authorities or which are published by various non-regulatory organizations in Canada.

         The Board presently has four standing committees, being an Audit Committee, a Governance, Human Resources and Nominating Committee, a Reserves Committee and a Health, Safety and Environment Committee. Each member of the committees is an "unrelated director" as defined in the TSX guidelines. In addition, each member of the Reserves Committee satisfies the requirements of independence established by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and each member of the Audit Committee is "an independent" director as defined by Multilateral Instrument 52-110 - Audit Committees ("MI 52-110"), as applicable.

MANDATE OF THE BOARD OF DIRECTORS

         Pursuant to the Trust Indenture, the Board has responsibility for the stewardship of the Trust. In carrying out this mandate, the Board meets regularly and a broad range of matters are discussed and reviewed for approval. These matters include overall plans and strategies, budgets, internal controls and management information systems, risk management as well as interim and annual financial and operating results. The Board is also responsible for the approval of all major transactions, including equity issuances as well as for the Trust's debt and borrowing policies. The Board strives to ensure that actions taken by the Trust correspond closely with the objectives of the Unitholders. The Board meets at least once annually to review in depth the Trust's strategic plan and it reviews the Trust's resources which are required to carry out the Trust's growth strategy and to achieve its objectives.

COMPOSITION OF THE BOARD OF DIRECTORS

         The Board currently consists of six directors who provide a wide diversity of business experience. Four of the Board members are independent of management and are unrelated directors. In particular, none of the independent directors has a direct or indirect material relationship with the Trust, including any business or other relationship, which could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interest of the Trust or which could reasonably be seen to interfere with the exercise of the director's independent judgement, other than interests and relationships which arise solely as a result of holding Trust Units or Exchangeable Shares. The members of the Board have diverse backgrounds and expertise, and were selected in the belief that the Trust benefits materially from such a broad range of experience and talent.

MANDATE OF CHAIRMAN OF THE BOARD

         The Chairman of the Board is an unrelated director. The Chairman of the Board is charged with ensuring that the Board carries out its responsibilities and that these responsibilities are clearly understood by all of its members. The Chairman of the Board also ensures that the Board can function independently of management, that the necessary resources and procedures are available or in place to support its responsibilities and that the appropriate functions are delegated to the relevant committees. The Chairman of the Board is responsible for overseeing and setting agendas for meetings of the Board, for the quality of information sent to directors and for the in-camera sessions held among the independent directors at each Board meeting. The Chairman of the Board also oversees the annual performance review of the Chief Executive Officer which is conducted by the Board and the annual Chief Executive Officer succession planning matters. The Chairman of the Board also reviews the performance of those executive officers which report directly to the Chief Executive Officer. The Chairman also oversees the Board and peer assessment of the directors.

AUDIT COMMITTEE

         The Audit Committee is comprised of Messrs. Boyce, Killi (Chair), Macdonald and Madison who are all independent directors as defined by MI 52-110. The Audit Committee reviews the Trust's interim unaudited consolidated financial statements and annual audited consolidated financial statements and certain corporate disclosure documents including the annual information form, management's discussion and analysis, annual and interim earnings press releases, offering documents (including all prospectuses) and other offering memoranda before they are approved by the Board. The Audit Committee reviews and makes a recommendation to the Board in respect of the appointment and compensation of the external auditor and it monitors accounting, financial reporting, control and audit functions. The Audit Committee meets to discuss and review the audit plans of external auditors and it is directly responsible for overseeing the work of the external auditor with respect to the preparing or issuing of the auditor's report or the performance of other audit, review or attest services, including the resolution of disagreements between management and the external auditor regarding financial reporting. The Audit Committee questions the external auditor independently of management and reviews a written statement of its independence based on the criteria found in the recommendations of the Canadian Institute of Chartered Accountants. The Audit Committee must be satisfied that adequate procedures are in place for the review of the Trust's public disclosure of financial information extracted or derived from its financial statements and it periodically assesses the adequacy of those procedures. The Audit Committee must approve or pre-approve, as applicable, any non-audit services to be provided to the Trust by the external auditor. In addition, it reviews and reports to the Board on the Trust's risk management policies and procedures and reviews the internal control procedures to determine their effectiveness and to ensure compliance with the Trust's policies and avoidance of conflicts of interest. The Audit Committee has established procedures for dealing with complaints or confidential submissions which come to its attention with respect to accounting, internal accounting controls or auditing matters. The Audit Committee is in compliance with all requirements under MI 52-110.

         The Audit Committee charter and further information with respect to the members and actions of the Audit Committee is included as a schedule to the Trust's Renewal Annual Information Form which is accessible at www.sedar.com or by contacting the Corporation at Suite 2800, 400 - 4th Avenue SW, Calgary, Alberta T2P 0J4, telephone: (403) 269-4884.

         The Audit Committee met four times in 2004.

GOVERNANCE, HUMAN RESOURCES AND NOMINATING COMMITTEE

         The Governance, Human Resources and Nominating Committee is comprised of Messrs. Boyce, Killi and Macdonald (Chair) who are all unrelated directors as defined by the TSX. The Governance, Human Resources and Nominating Committee is responsible for recommending to the Board suitable candidates for director positions. The selection assessment factors include diversity, age, skills, judgment, integrity, gender, experience, profile, business prospects, and such other factors deemed appropriate, all in the context of an assessment of the perceived needs of the Board and VRL at the particular time. In addition, the Governance, Human Resources and Nominating Committee assists the Board on corporate governance issues and in compiling the results of a directors' questionnaire dealing with the effectiveness of the Board, its members and its committees.

         The Governance, Human Resources and Nominating Committee's mandate also includes reviewing VRL's human resources policies and procedures and compensation and incentive programs. The Governance, Human Resources and Nominating Committee is responsible for assessing senior management's performance. The Governance, Human Resources and Nominating Committee reviews the adequacy and form of directors' compensation and makes recommendations designed to ensure that directors' compensation adequately reflects the responsibilities of the Board.

         The Governance, Human Resources and Nominating Committee met twice in 2004.

RESERVES COMMITTEE

         The Reserves Committee is comprised of Messrs. Boyce, Macdonald and Madison (Chair) who all satisfy the independence requirements established by NI 51-101. The Reserves Committee is responsible for ensuring that management has designed and implemented effective reserves programs, controls and reporting systems. The Reserves Committee's mandate also includes reviewing the independent reserves evaluation of VRL and any public disclosure of reserves and other oil and gas information and reviewing and approving any proposals to change the evaluating engineers. The Reserves Committee communicates regularly with management to ensure that all reserves evaluations and reports have been properly handled and reported.

         The Reserves Committee met once in 2004.

HEALTH, SAFETY AND ENVIRONMENT COMMITTEE

         The Health, Safety and Environment Committee is comprised of Messrs. Boyce, Macdonald (Chair) and Madison. The Health, Safety and Environment Committee is responsible for ensuring that management has in place effective programs relating to environment, health and safety matters, including the prevention or mitigation of risks, conformity with industry standards and the compliance with applicable legal requirements, and ensuring that management administers VRL's policies and procedures on these matters. It reviews reports and, when appropriate, makes recommendations to the Board on VRL's policies and procedures related to health, safety and the environment.

         Although the Health, Safety and Environment Committee did not meet in 2004, the Board, as a whole, receives reports related to health, safety and environmental matters at each quarterly meeting of the Board

ATTENDANCE

During the year ended December 31, 2004, the Board, as a whole, and each committee of the Board had a 100% attendance record.

OWNERSHIP POLICY

The Board has adopted a policy that each director should hold that number of Trust Units equivalent to the value of the annual retainer paid to each director. The directors will have five years from the later of January 1, 2005 or the date they first became directors to acquire such Trust Units.

                             SPECIAL MEETING MATTER

APPROVAL OF THE AMENDMENT TO THE TRUST UNIT AWARD INCENTIVE PLAN

In October, 2004 the Governance, Human Resources and Nominating Committee of the Board undertook an evaluation of the Trust's long term incentive program for employees, officers, directors and consultants of the Trust and its subsidiaries with the goal of developing an annual incentive plan tied to performance relative to predetermined corporate and individual performance objectives. Following the Governance, Human Resources and Nominating Committee's review and consideration of incentive plan principles, and in consultation with its compensation advisors, the Governance, Human Resources and Nominating Committee recommended that the Board implement the TAP. The Board approved the implementation of the TAP effective January 31, 2005 and an aggregate of 521,375 Unit Awards (as described below) have been granted as of March 15, 2005. The Board is proposing to amend the TAP to allow Trust Units deliverable pursuant to Unit Awards granted under the TAP to be issued from treasury, subject to receipt of regulatory approvals and the approval of Unitholders at the Meeting. The Trust's existing Rights Incentive Plan will remain in place and all outstanding Rights to acquire Trust Units under the existing Rights Incentive Plan will continue to be available for exercise by the holders of the Rights. It is anticipated that with the implementation of the TAP, the granting of Rights under the Rights Incentive Plan will be utilized only in limited circumstances.

PURPOSES OF THE TAP

         The principal purposes of the TAP are: (i) to strengthen the ability of the Trust and its Affiliates (as defined in the TAP) to retain qualified directors, officers, employees and consultants which the Trust and its Affiliates require; (ii) to provide a competitive long term incentive program to attract qualified directors, officers, employees and consultants which the Trust and its Affiliates require; and (iii) to focus management of the Trust and its Affiliates on operating and financial performance and total long-term unitholder return by providing an increased incentive to contribute to the Trust's growth and profitability.

ELIGIBILITY AND AWARD DETERMINATION

         In accordance with the terms of the TAP, two types of Trust Unit awards ("Unit Awards") may be granted - Restricted Time Based Awards and Performance Based Awards. Unit Awards may only be granted to employees, officers, directors or consultants of the Trust or any Affiliate who are providing services to the Trust or any Affiliate on an ongoing basis, or have provided or are expected to provide services to the Trust or any Affiliate (individually, a "Service Provider" and collectively, the "Service Providers"). Unit Awards granted to executives shall at all times be designated as Performance Based Awards. Grantees of Unit Awards, other than executives, shall be permitted to allocate the applicable Unit Award as between a Performance Based Award or a Restricted Time Based Award either (i) 100% as a Performance Based Award; or (ii) 75% as a Performance Based Award and 25% as a Restricted Time Based Award, and such determination shall be reflected in the Unit Award Agreement. Failure by a grantee to elect a particular allocation shall result in the grantee being deemed to have selected the allocation in (ii) above.

         In determining the Service Providers to whom Unit Awards may be granted and the number of Trust Units to be covered by each Unit Award, the Compensation Committee will take into account such factors as it shall determine in its absolute discretion including, if so determined by the Committee, any one or more of the following factors: (i) compensation data for comparable benchmark positions among comparable public Canadian oil and gas issuers which are competitors of the Trust; (ii) the duties and seniority of the Service Provider;
(iii) corporate performance measures of the Trust for the most recently completed fiscal year compared with similar performance measures of the Trust's peer comparison group for the most recently completed fiscal year; (iv) the individual and/or departmental contributions and potential contributions of the grantee to the success of the Trust; (v) any cash bonus payments paid or to be paid to the grantee in respect of his or her individual contributions and potential contributions to the success of the Trust; (vi) the approximate fair market value of the Trust Units at the time of such Unit Award; and (vii) such other factors as the Compensation Committee shall deem relevant in connection with accomplishing the purposes of the TAP.

VESTING

         The vesting date for the Restricted Units subject to either a Performance Based Award or a Restricted Time Based Award shall be on the date that is the third anniversary of the date of the Unit Award. Upon the vesting of a Unit Award, all of the Restricted Units subject to either a Performance Based Award or a Restricted Time Based Award shall be deliverable to the grantee, multiplied in the case of a Performance Based Award by the Performance Factor (as defined in the TAP).

         With respect to any Unit Award granted to a Service Provider in the first year of service, the issue dates for the Restricted Units subject to either a Performance Based Award or a Restricted Time Based Award thereunder shall be as follows:

         (a) as to 33 1/3% of the Restricted Units subject to either a Performance Based Award or a Restricted Time Based Award with respect to such Unit Award, multiplied in the case of a Performance Based Award by the Performance Factor, on the first anniversary of the date of the Unit Award shall be deliverable to the grantee;

         (b) as to 33 1/3% of the Restricted Units subject to either a Performance Based Award or a Restricted Time Based Award with respect to such Unit Award, multiplied in the case of a Performance Based Award by the Performance Factor, on the second anniversary of the date of the Unit Award shall be deliverable to the grantee; and

         (c) as to 33 1/3% of the Restricted Units subject to either a Performance Based Award or a Restricted Time Based Award with respect to such Unit Award, multiplied in the case of a Performance Based Award by the Performance Factor, on the third anniversary of the date of the Unit Award shall be deliverable to the grantee in accordance with the TAP, provided, however, that in the event of an unsolicited takeover bid for the Trust Units prior to any issue date of the Restricted Units that number of Restricted Units subject to either a Performance Based Award or a Restricted Time Based Award equal to all Restricted Units credited to the grantee that have not yet vested at such time, multiplied in the case of a Performance Based Award by the Performance Factor, shall vest on the earlier of: (i) the next applicable issue date determined in accordance with the above provisions, and (ii) immediately prior to the effective time of a change of control transaction.

         The Performance Factor used to calculate the number of Restricted Units which have vested on a vesting date is based on the percentile rank of total unitholder return relative to the returns calculated on a similar basis on securities of the Trust's peer comparison group determined from time to time by the Board. Where such percentile rank is less than 25, the Performance Factor shall be zero, where such percentile rank is 25 to 75, the Performance Factor shall be one, and where such percentile rank is greater than 75, the Performance Factor shall be two.

         In addition, the Restricted Units which have vested on a vesting date will be cumulatively adjusted to account for distributions attributable to such Restricted Units from the date of grant to the vesting date.

SURRENDER OF UNITS AND CASH PAYMENT OPTION

         Under the terms of the TAP, the Board may elect in its discretion to pay to any grantee of a Unit Award in lieu of delivering all or any part of the Units that would be otherwise delivered to the grantee on such issue date a cash amount equal to the aggregate fair market value of the Trust Units that would otherwise have been issued on such issue date in consideration for surrender by the grantee to the Trust of the right to receive all or any part of the Trust Units under such Unit Award.

TERMINATION OF RELATIONSHIP AS SERVICE PROVIDER AND NON-TRANSFERABILITY

         In the event that a grantee of a Unit Award is terminated for cause, all Unit Award Agreements and all unvested Restricted Units will be terminated and all rights to receive Trust Units thereunder will be forfeited. In the event a grantee of a Unit Award is terminated for any reason other than for cause, all outstanding Unit Award Agreements and all unvested Restricted Units will be terminated as of the date of the notice of termination and all outstanding Restricted Awards will be terminated as of the last day of any notice period in respect of such termination. In the event a grantee of a Unit Award voluntarily resigns, all Unit Award Agreements and all unvested Restricted Units will be terminated as of the last day of any notice period applicable in respect of such resignation. In the event a grantee takes a leave of absence, the vesting of all Restricted Units which are unvested shall be suspended and such terms of vesting shall be adjusted upon completion of the leave of absence such that the date of vesting is extended in proportion to the length of the leave of absence. In the event of the death of the grantee, the vesting date of all Restricted Unit Awards shall be accelerated as of the date of the grantee's death provided that the Board, taking into account the performance of the Trust and the grantee, may determine the performance factor to be applied and the number of Restricted Units which will vest.

         In addition, all rights to receive Trust Units pursuant to a Unit Award granted to a Service Provider may only be exercised by such Service Provider personally (except in the event of the death of the grantee, as described above).

ADMINISTRATION OF THE TAP

         Under the terms of the TAP, the Board or such committee of the Board as the Board considers appropriate from time to time will have the authority to administer the TAP and to exercise all the power and authority granted to it or necessary or advisable in the administration of the TAP, including, without limitation, the authority to make Unit Awards, to determine to whom and the times at which Unit Awards will be granted, to determine the fair market value of the Trust Units on any date (which will be determined on the basis of the weighted average trading price of the Trust Units on the TSX for the 5 trading days immediately preceding that date), to determine the number of Restricted Units to be awarded pursuant to each Unit Award, to prescribe, amend and rescind rules relating to the TAP and to make all other determinations necessary or advisable for the administration of the TAP. The determinations of any committee will be subject to review and approval by the Board.

         The Trust Units to be delivered to grantees of Restricted Units awarded pursuant to the TAP shall be, in the sole discretion of the Board, either acquired through the facilities of the TSX or subject to the prior approval of the Unitholders (as set forth below under "Amendment to the TAP to be considered at the Meeting") and the TSX, as applicable, issued by the Trust from treasury, in which case the number of Trust Units reserved for issuance from time to time pursuant to Unit Awards may not exceed 10% of the aggregate number of outstanding Trust Units (calculated on an undiluted basis). In addition, no one Service Provider (other than any unrelated director as described below) may be granted any Unit Award which, together with all Unit Awards then held by such grantee, would entitle such grantee to receive a number of Trust Units which exceeds 5% of the outstanding Trust Units (calculated on an undiluted basis).

         VRL retains the right to amend from time to time or to terminate the terms and conditions of the TAP by resolution of the Board.

AMENDMENT AND TERMINATION OF THE TAP

         Under the TAP, the Board has the right to amend from time to time or to terminate the terms and conditions of the TAP by resolution of the Board. Any amendments will be subject to the prior consent of any applicable regulatory bodies, including the TSX, and Unitholder approval, as may be required. Any amendment to the TAP shall take effect only with respect to Unit Awards granted after the effective date of such amendment, provided that it may apply to any outstanding Unit Awards with the mutual consent of VRL and the Service Providers to whom such Unit Awards have been made.

AMENDMENT TO THE TAP TO BE CONSIDERED AT THE MEETING

         At the Meeting, Unitholders will be asked to consider and, if deemed advisable, approve an amendment to the TAP which will authorize the Board to allow Trust Units deliverable pursuant to Unit Awards granted under the TAP to be issued from treasury. In this regard, Unitholders will be asked to consider and, if deemed advisable, to approve the following resolution to approve the amendment of the TAP for the Trust:

         "BE IT RESOLVED AS AN ORDINARY RESOLUTION that the amendment to the Vermilion Energy Trust Trust Unit Award Incentive Plan, as more particularly described in the Trust's Proxy Statement and Information Circular dated March 21, 2005, be and is hereby authorized and approved."

         In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Unitholders voting in person or by proxy at the Meeting, excluding an aggregate of 1,131,941 Trust Units and 4,406,951 Exchangeable Shares held, directly or indirectly, or over which control or direction is exercised, by the directors and officers or other insiders of the Trust or their associates or affiliates to whom Unit Awards may be granted pursuant to the TAP. The persons named in the enclosed form of proxy, if named as proxy, intend to vote FOR the approval of the amendment to the TAP.

         IF THE AMENDMENT TO THE TAP IS NOT APPROVED AT THE MEETING, THE TAP WILL CONTINUE WITH ALL TRUST UNITS SUBJECT TO UNIT AWARDS GRANTED PURSUANT TO THE TAP BEING ACQUIRED THROUGH THE FACILITIES OF THE TSX.

         A copy of the TAP may be obtained by any Unitholder without charge from the Director of Human Resources of VRL at Suite 2800, 400 - 4th Avenue SW, Calgary, Alberta T2P 0J4, telephone: (403) 269-4884.

                             ANNUAL MEETING MATTERS

FINANCIAL STATEMENTS

         The consolidated financial statements of the Trust for the year ended December 31, 2004 will be placed before the Unitholders at the Meeting. These financial statements were audited by Deloitte & Touche LLP, Chartered Accountants, of Calgary, Alberta.

APPOINTMENT OF AUDITORS

         The Trust Indenture provides that Unitholders shall appoint the auditors of the Trust at each annual meeting of Unitholders. Unitholders will be asked at the Meeting to pass a resolution appointing Deloitte & Touche LLP as the auditors of the Trust for a term expiring at the close of the next annual meeting of Unitholders. Deloitte & Touche LLP were appointed the initial auditors of the Trust on December 16, 2002 pursuant to the terms of the Trust Indenture.

ELECTION OF DIRECTORS

         VRL has a board of directors consisting of six members, all of which shall be elected on behalf of the Unitholders.

         The persons listed in the following table will be nominated at the Meeting. In accordance with the Trust Indenture, each director elected will hold office until the close of the next annual meeting of Unitholders, or until his successor is duly elected or appointed. It is the intention of the persons named in the enclosed form of proxy to vote such proxy for the election of persons named on the following table as directors of VRL. Management does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy shall have the right to vote for another nominee in their discretion.

         The following table includes information about each of the nominees for election as a director, including the number of Trust Units and Exchangeable Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at March 15, 2005. Each of the nominees has served as a director of VRL since the year he first became a director.

                                                                                                   NUMBER OF
                                                                           NUMBER OF TRUST    EXCHANGEABLE SHARES
   NAME AND MUNICIPALITY                                    DIRECTOR OF   UNITS BENEFICIALLY  BENEFICIALLY OWNED
       OF RESIDENCE              PRINCIPAL OCCUPATION        VRL SINCE   OWNED OR CONTROLLED     OR CONTROLLED
---------------------------  ------------------------------ -----------  -------------------  -------------------
Larry J.                     Chief Executive Officer, Point    2002             14,110                 -
Macdonald(1)(2)(3)(4)(5)     Energy Ltd. from September,
Calgary, Alberta             2003 to present; Chairman and
                             Chief Executive Officer,
                             Pointwest Energy Inc. from 2000
                             to December 2003; Chairman and
                             Chief Executive Officer,
                             Westpoint Energy  Inc. from
                             1999 to 2000.

Jeffrey S.                   President and Chief Executive     1994            242,111              604,431
Boyce(2)(3)(4)(5)            Officer of Clear Energy Inc.
Calgary, Alberta             from January 2003 to present;
                             President, Chief Executive
                             Officer of VRL from July 1994
                             to January 2003.

Lorenzo Donadeo              President and Chief Executive     1994            232,911             1,989,614
Calgary, Alberta             Officer of VRL from January
                             2003 to present; Executive Vice
                             President and Chief Operating
                             Officer of VRL from  December
                             2000 to January 2003; Executive
                             Vice President of  VRL  from
                             February 1995 to December 2000.

Claudio A. Ghersinich        Executive Vice President,         1994            541,371             1,812,906
Calgary, Alberta             Business Development of VRL
                             from December 2000 to present;
                             Executive Vice President of
                             VRL from February 1995 to
                             December 2000.

                                                                                                       NUMBER OF
                                                                               NUMBER OF TRUST    EXCHANGEABLE SHARES
   NAME AND MUNICIPALITY                                        DIRECTOR OF   UNITS BENEFICIALLY  BENEFICIALLY OWNED
       OF RESIDENCE              PRINCIPAL OCCUPATION            VRL SINCE   OWNED OR CONTROLLED     OR CONTROLLED
---------------------------  ---------------------------------  -----------  -------------------  -------------------
Joseph F. Killi(2)(3)        Chief Executive Officer of Park       1999               -                    -
Calgary, Alberta             bridge Lifestyle Communities Inc.
                             from 1998 to present and President
                             President of Rosebridge Capital
                             Corp. Inc. from 1993 to present
                             and previously Chief Operating
                             Officer and Chief Financial
                             Officer of Trizec Corporation Ltd.

William F. Madison(2)(4)(5)  Chairman of the Montana Tech          2004               -                    -
Houston, Texas               Foundation from 2003 to present;
                             from 1965 to 2000 Mr. Madison
                             worked in increasingly senior
                             positions with Marathon Oil
                             Company where he retired as
                             Senior Vice President Worldwide
                             Production.

NOTES:
(1) Mr. Macdonald is the Chairman of the Board.
(2) Member of the Audit Committee.
(3) Member of the Governance, Human Resources and Nominating Committee.
(4) Member of the Health, Safety and Environment Committee.
(5) Member of the Reserves Committee.


                             ADDITIONAL INFORMATION

         Copies of the Trust's most recent annual information form and any information incorporated therein by reference, the Trust's audited consolidated financial statements as at and for the year ended December 31, 2004 and this Proxy Statement and Information Circular may be obtained on the SEDAR website at WWW.SEDAR.COM or from the Executive Vice President and Chief Financial Officer of VRL at Suite 2800, 400 - 4th Avenue S.W., Calgary, Alberta T2P 0J4. Financial information is provided in the Trust's comparative financial statements and management's discussion and analysis for the year ended December 31, 2004.

                       SCHEDULE "A" TO THE PROXY STATEMENT
                            AND INFORMATION CIRCULAR1

       CORPORATE GOVERNANCE GUIDELINE OF
          THE TORONTO STOCK EXCHANGE           COMPLIANCE                       COMMENTS
--------------------------------------------   ----------   -----------------------------------------------------
The board should explicitly assume                Yes       Pursuant to the Trust Indenture, the Board has
responsibility  for stewardship of the                      responsibility for the stewardship of the Trust. The
Company, and specifically for:                              Board has adopted a formal mandate setting out the
                                                            Board's stewardship responsibilities. In carrying
                                                            out this mandate, the Board meets regularly and a
                                                            broad range of matters are discussed and reviewed
                                                            for approval. Among other things, the mandate
                                                            describes the decisions of the Trust that require
                                                            prior approval of the Board, measures for receiving
                                                            Unitholder feedback and the Board's expectations of
                                                            management.

    (a)  adoption of a strategic planning         Yes       The Board participates with management in the
         process and approval of a strategic                development and approval of the Trust's strategic
         plan which takes into account (among               plan, which takes into account the Trust's
         other things) the opportunities and                opportunities and risks associated with its business.
         risks of the business;                             The Board also approves all overall plans and
                                                            strategies, budgets, internal controls and
                                                            management information systems, risk management as
                                                            well as interim and annual financial and operating
                                                            results. At regularly scheduled meetings, members of
                                                            the Board and management discuss a broad range of
                                                            issues relevant to the Trust's strategy.

    (b)  identification of principal risks,       Yes       The Board's participation in the strategic planning
         and implementing risk management                   process involves consideration of the principal risks
         systems;                                           inherent in the Trust's business. The Audit
                                                            Committee of the Board addresses specific risks and
                                                            risk management in its review of the Trust's
                                                            financial statements. The Board, as a whole, with
                                                            the assistance of the Health, Safety and Environment
                                                            Committee, as necessary, address specific risks and
                                                            risk management related to the Trust's environment,
                                                            health and safety activities, and compliance with
                                                            applicable rules and regulations.

    (c)  succession, planning and monitoring      Yes       With the oversight of the Chairman of the Board, the
         senior management;                                 Board is responsible for succession planning at the
                                                            Board and senior management levels. The Governance,
                                                            Human Resources and Nominating Committee reviews
                                                            compensation policies and plans, assesses the
                                                            performance of the Trust's senior management
                                                            compared with the Trust's goals, and approves the
                                                            salary and other remuneration of the Trust's
                                                            executive officers.

    (d)  communication policy; and                Yes       The Trust's communication policy provides for open
                                                            and timely disclosure of relevant information
                                                            relating to the Trust and its business and affairs.
                                                            The Board reviews the Trust's annual and interim
                                                            financial statements and selected corporate
                                                            disclosure documents, including the Trust's annual
                                                            information form, information circulars and all
                                                            prospectuses before

---------------------------
(1) Capitalized terms not defined in this Schedule "A" shall have the meanings ascribed thereto in the Information Circular.

       CORPORATE GOVERNANCE GUIDELINE OF
          THE TORONTO STOCK EXCHANGE           COMPLIANCE                       COMMENTS
--------------------------------------------   ----------   -----------------------------------------------------
                                                            they are publicly released. The communication
                                                            policy, which is reviewed by the Board regularly,
                                                            addresses how the Trust interacts with analysts and
                                                            the public, and contains measures for avoiding
                                                            selective disclosure.

    (e)  integrity of internal control and        Yes       The Audit Committee is specifically mandated to assist
         management information systems.                    the Board by reviewing the effectiveness of
                                                            financial reporting, management information and
                                                            internal control systems. The Audit Committee is
                                                            mandated to meet at least four times each year. The
                                                            Audit Committee meets with the auditors independent
                                                            of management as required. The Reserves Committee is
                                                            mandated to assist the Board by reviewing the
                                                            effectiveness of the engineering reserves reports
                                                            and related significance of the reserves on the
                                                            public and financial reporting of the Trust and
                                                            ensuring compliance with applicable regulatory
                                                            requirements.

Majority of directors should be "unrelated",      Yes       Two members of the Board are "related" and the
(free from conflicting interests).                          remaining four directors are "unrelated" to the
                                                            Trust as those terms are defined in the TSX
                                                            guidelines. In addition, the four unrelated
                                                            directors are considered "independent" directors as
                                                            contemplated in Multilateral Instrument 52-110 Audit
                                                            Committees ("MI 52-110") and National Instrument
                                                            51-101 Standards of Disclosure for Oil and Gas
                                                            Activities ("NI 51-101"), as applicable.

Disclose for each director whether he or she      Yes       Larry Macdonald, Jeffrey Boyce, Joseph Killi and
is related, and how that conclusion was                     William  Madison are unrelated to the Trust as that
reached.                                                    term is used in the TSX guidelines. Each of these
                                                            directors is independent of management and is free
                                                            from any interest, business or other relationship
                                                            that could, or could reasonably be perceived to,
                                                            materially interfere with their ability to act in
                                                            the Trust's best interests, and none of them has
                                                            received any material compensation from the Trust,
                                                            although each director is eligible to participate in
                                                            the Trust Unit Rights Incentive Plan. Claudio
                                                            Ghersinich and Lorenzo Donadeo are related directors
                                                            as both are senior executive officers of the Trust.

Appoint a committee:

    (a)  responsible for the appointment and      Yes       The Board has constituted a Governance, Human
         assessment of directors; and                       Resources and Nominating Committee which is
                                                            responsible for nominating new directors and
                                                            assessing the Board as well as individual directors
                                                            on an ongoing basis. With respect to new directors,
                                                            the full Board determines the competencies, skills
                                                            and personal qualities that the Governance, Human
                                                            Resources and Nominating Committee should seek in
                                                            new Board members to add value to the Trust.

       CORPORATE GOVERNANCE GUIDELINE OF
          THE TORONTO STOCK EXCHANGE           COMPLIANCE                       COMMENTS
--------------------------------------------   ----------   -----------------------------------------------------
    (b)  composed exclusively of outside (i.e.    Yes       All of the members of the Governance, Human Resources
         non-management) directors, the                     and Nominating Committee are unrelated and independent
         majority of whom are unrelated.                    directors.

Implement a process for assessing                 Yes       The Governance, Human Resources and Nominating
effectiveness of the board and its committees               Committee has been mandated to perform assessments of
and individual directors.                                   the Board as a whole, the committees of the Board,
                                                            the Chairman of the Board and the other individual
                                                            directors on an ongoing basis. Individual director
                                                            evaluations regarding the effectiveness and
                                                            contribution of the directors are completed by the
                                                            Governance, Human Resources and Nominating Committee
                                                            on an annual basis.

Provide orientation and education programs for    Yes       New directors are provided with an orientation and
new directors.                                              education program which includes written information
                                                            about the duties and obligations of directors, the
                                                            role of the Board and its committees, the expected
                                                            contributions of individual directors, the business
                                                            and operations of the Trust, and opportunities for
                                                            meetings and discussion with senior management and
                                                            other directors. The details of the orientation of
                                                            each new director are tailored to that director's
                                                            individual needs and areas of interests.

Examine the size of the board with a view to      Yes       The Board consists of six members. The Board is
improving effectiveness.                                    committed to reviewing the number of directors
                                                            regularly and currently considers six directors to
                                                            be appropriate for the Trust's size and a number
                                                            that facilitates effective decision-making, as well
                                                            as an appropriate mix of backgrounds and skills for
                                                            the stewardship of the Trust.

Review compensation of directors in light of      Yes       The Governance, Human Resources and Nominating
risks and responsibilities.                                 Committee reviews and reports to the Board on
                                                            compensation issues. The Board has determined that
                                                            the current compensation realistically reflects the
                                                            responsibilities of and risks involved in being a
                                                            director.

Committees should generally be composed of        Yes       All Board committees are made up of directors who are
outside  directors, a majority of whom are                  unrelated and independent.
unrelated.

Appoint a committee responsible for approach      Yes       The Governance, Human Resources and Nominating
to corporate governance issues.                             Committee, which is comprised solely of unrelated
                                                            and independent directors, is responsible for
                                                            governance issues and the Trust's response to the
                                                            TSX's governance guidelines or other applicable
                                                            regulatory rules or guidelines regarding corporate
                                                            governance.

    (a)  Develop position descriptions and
         mandates for the board and the Chief
         Executive Officer (CEO), and define
         limits to management's

       CORPORATE GOVERNANCE GUIDELINE OF
          THE TORONTO STOCK EXCHANGE           COMPLIANCE                       COMMENTS
--------------------------------------------   ----------   -----------------------------------------------------
         responsibilities for:

         (i)      the board; and                  Yes       The Board has ultimate responsibility for the
                                                            stewardship of the Trust.

         (ii)     the Chief Executive Officer.    Yes       Day-to-day leadership and management of the Trust
                                                            are the responsibility of the President and CEO and
                                                            other management, subject to the Board's
                                                            stewardship. The CEO is responsible to lead and
                                                            manage the Trust within parameters established by
                                                            the Board and relevant committees. The CEO is also
                                                            responsible for developing and recommending
                                                            strategic plans to the Board and for involving the
                                                            Board in the early stages of strategy development.
                                                            Additionally, the CEO is expected to successfully
                                                            implement capital and operating plans; report
                                                            regularly to the Board on the progress and results
                                                            compared with the operating and financial
                                                            objectives, and initiate courses of action for
                                                            improvement; develop and maintain a sound, effective
                                                            organization structure; and ensure progressive
                                                            employee training and development programs.

    (b)  Board should approve the Chief           Yes       The corporate objectives for which the CEO is
         Executive Officer's corporate                      responsible are set by the Board, which, with the
         objectives, and assess the Chief                   oversight of the Chairman of the Board, assesses the
         Executive Officer against these                    CEO against such objectives.
         objectives.

Establish structures and procedures to enable     Yes       The Board has appointed Larry Macdonald, an unrelated
the board to function independently of                      and independent director, to act as the Chairman of
management.                                                 the Board to ensure the Board acts independently of
                                                            management and properly discharges its
                                                            responsibilities. The Board has adopted terms of
                                                            reference with respect to the Chairman of the
                                                            Board's role. The Chairman of the Board ensures that
                                                            the Board meets on a regular basis without
                                                            management, emphasizes the boundaries between the
                                                            Board's and management's responsibilities, ensures
                                                            prospective Board members understand the role and
                                                            contribution of directors, and ensures the Board
                                                            addresses its responsibilities in relation to
                                                            corporate governance.

    (a)  Ensure an Audit Committee has a          Yes       The Audit Committee is comprised of Messrs. Boyce,
         specifically defined mandate and                   Killi, Macdonald and Madison. The Audit Committee
         direct communication channels with                 reviews the Trust's interim unaudited consolidated
         internal and external auditors.                    financial statements and annual audited consolidated
                                                            financial statements and certain corporate
                                                            disclosure documents including the Trust's renewal
                                                            annual information form, management's discussion and
                                                            analysis, annual and interim earnings press releases
                                                            and offering documents (including all prospectuses)
                                                            before they are approved by the Board. The Committee
                                                            reviews and makes a recommendation to the Board in
                                                            respect of the appointment and compensation of the
                                                            external auditor and it monitors accounting,
                                                            financial

       CORPORATE GOVERNANCE GUIDELINE OF
          THE TORONTO STOCK EXCHANGE           COMPLIANCE                       COMMENTS
--------------------------------------------   ----------   -----------------------------------------------------
                                                            reporting, control and audit functions. The Audit
                                                            Committee meets to discuss and review the audit
                                                            plans of external auditors and it is directly
                                                            responsible for overseeing the work of the external
                                                            auditor with respect to the preparing or issuing of
                                                            the auditor's report or the performance of other
                                                            audit, review or attest services, including the
                                                            resolution of disagreements between management and
                                                            the external auditor regarding financial reporting.
                                                            The Committee questions the external auditor
                                                            independently of management and reviews a written
                                                            statement of its independence based on the criteria
                                                            found in the recommendations of the Canadian
                                                            Institute of Chartered Accountants. The Committee
                                                            must be satisfied that adequate procedures are in
                                                            place for the review of the Trust's public
                                                            disclosure of financial information extracted or
                                                            derived from its financial statements and it
                                                            periodically assesses the adequacy of those
                                                            procedures. The Audit Committee must approve or
                                                            pre-approve, as applicable, any non-audit services
                                                            to be provided to the Trust by the external auditor.
                                                            In addition, it reviews and reports to the Board on
                                                            the Trust's risk management policies and procedures
                                                            and reviews the internal control procedures to
                                                            determine their effectiveness and to ensure
                                                            compliance with the Trust's policies and avoidance
                                                            of conflicts of interest. The Committee has
                                                            established procedures for dealing with complaints
                                                            or confidential submissions which come to its
                                                            attention with respect to accounting, internal
                                                            accounting controls or auditing matters.

    (b)  All members of the Audit Committee       Yes       All members of the audit committee are unrelated and
         should be unrelated directors and                  independent directors and are financially literate as
         should be financially literate. At                 contemplated in MI52-110. The chair of the Audit
         least one member should have                       Committee, Joseph Killi, holds a chartered accountant
         financial expertise.                               designation and has accounting and financial
                                                            expertise.

Implement a system to enable individual           Yes       In addition to the authority of committees to retain
directors to engage outside advisors at the                 external advisors in connection with their
Company's expense.                                          responsibilities, individual directors may engage
                                                            outside advisors at any time (at the expense of the
                                                            Trust) to provide advice on a corporate decision or
                                                            action.

                                                                       EXHIBIT I
                                                                       ---------


                               [GRAPHIC OMITTED]
                        [LOGO - VERMILION ENERGY TRUST]


                            PROXY AUTHORIZATION FORM

                           FOR HOLDERS OF TRUST UNITS

                  THIS PROXY AUTHORIZATION FORM IS SOLICITED BY
                   THE MANAGEMENT OF VERMILION RESOURCES LTD.
                FOR THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
                            OF VERMILION ENERGY TRUST
                            TO BE HELD ON MAY 6, 2005

     The undersigned unitholder ("Unitholder") of Vermilion Energy Trust (the "Trust") hereby appoints Lorenzo Donadeo of Calgary, Alberta, or failing him, Curtis Hicks of Calgary, Alberta, with full power of substitution, or instead of either of them, _______________________________________, as proxyholder for and on behalf of the undersigned, to attend, act, and vote all of the trust units ("Trust Units") of the Trust which the undersigned may be entitled to vote at the annual and special meeting (the "Meeting") of Unitholders of the Trust to be held on May 6, 2005, and at any adjournment thereof, with all the powers which the undersigned could exercise if personally present. A UNITHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN ANY OF THE PERSONS DESIGNATED IN THIS PROXY AUTHORIZATION FORM. This right may be exercised by inserting such other person's name in the blank space provided for that purpose above or by completing another proper form of proxy authorization form.

     Without limiting the general powers conferred by this form of proxy authorization form (the "Form"), the undersigned hereby revokes any proxy previously given and directs the person named above as proxyholder to vote at the Meeting and at any adjournment thereof, the Trust Units represented by this Form as follows:

1. On the resolution appointing Deloitte & Touche LLP as auditors of the Trust for a term expiring at the close of the next annual meeting of the Unitholders.

     To VOTE FOR  or WITHOLD VOTE

     (AND, IF NO SPECIFICATION IS MADE, TO VOTE FOR)

2. On the resolution electing the directors of Vermilion Resources Ltd. to hold office until the next annual meeting of Unitholders or until their successors are elected or appointed.

     To VOTE FOR  or WITHOLD VOTE

     (AND, IF NO SPECIFICATION IS MADE, TO VOTE FOR)

3. On the resolution approving an amendment to the Trust Unit Award Incentive Plan of the Trust to allow Trust Units deliverable pursuant to unit awards granted under the Trust Unit Award Incentive Plan to be issued from treasury, as more particularly described in the proxy statement and information circular of the Trust dated March 21, 2005 (the "Proxy Statement and Information Circular").

     To VOTE FOR  or VOTE AGAINST

     (AND, IF NO SPECIFICATION IS MADE, TO VOTE FOR)

4. In the discretion of the proxyholder in respect of any amendments or variation to matters identified in the Notice of Annual and Special Meeting included within the Proxy Statement and Information Circular and on all other matters that may properly come before the Meeting or any adjournment thereof.



The Trust Units represented by this Form will be voted in the manner directed herein by the undersigned on any ballot that may be called for. IF NO DIRECTION IS GIVEN, THE TRUST UNITS REPRESENTED BY THIS FORM WILL BE VOTED "FOR" ITEMS 1, 2 AND 3 ABOVE. IF ANY OTHER BUSINESS OR AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF ANNUAL AND SPECIAL MEETING INCLUDED WITH THE PROXY STATEMENT AND INFORMATION CIRCULAR PROPERLY COME BEFORE THE MEETING, THEN DISCRETIONARY AUTHORITY IS CONFERRED UPON THE PERSON APPOINTED IN THIS FORM IN THE MANNER THAT SUCH PERSON SEES FIT. The undersigned hereby agrees to ratify and confirm all that such proxyholder may do by virtue hereof. The undersigned hereby acknowledges receipt of the Notice of Annual and Special Meeting and the Proxy Statement and Information Circular.


Dated _____________________, 2005      _________________________________________
                                       Signature of Holder

                                       _________________________________________
                                       Name (please print) of Holder

                                       _________________________________________
                                       Name (please print) of Authorized Officer

Instructions:

1. In order for this Form to be effective, this Form must be executed by the holder of Trust Units or the attorney of such person authorized in writing or, if the holder of Trust Units is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, the label accompanying this Form must be affixed and this Form must be forwarded in the enclosed self-addressed envelope or by facsimile at 1-866-249-7775 or 416-263-9524 or by such other method of delivery as is noted on the label form attached to this Form (if applicable) to be received no later than 3:00 p.m. (Toronto time) on May 4, 2005 or, if the Meeting is adjourned, by 3:00 p.m. (Toronto time) on the second business day prior to the date of the adjourned Meeting, or any further adjournment thereof. If the date is not inserted in the blank space provided above, this Form shall be deemed to be dated on the day on which it is mailed by the Trust with the Proxy Statement and Information Circular.

2. The signature of the holder of Trust Units should be exactly the same as the name appearing on the label to be affixed to this Form.

3. Persons signing as executors, administrators, trustees, etc. should so indicate. If the holder of Trust Units is a corporation, its corporate seal must be affixed or this Form must be signed by an officer or attorney thereof duly authorized.

PLEASE MARK, DATE AND SIGN THIS PROXY AUTHORIZATION FORM AND PROMPTLY RETURN IT USING THE ENCLOSED ENVELOPE.

                                                                       EXHIBIT J
                                                                       ---------

                               [GRAPHIC OMITTED]
                        [LOGO - VERMILION ENERGY TRUST]


                              VOTING DIRECTION FOR
                         HOLDERS OF EXCHANGEABLE SHARES
                           OF VERMILION RESOURCES LTD.

         The undersigned holder (the "Holder") of exchangeable shares ("Exchangeable Shares") has the right to instruct Computershare Trust Company of Canada (the "Trustee") in respect of the exercise of their votes at the Annual and Special Meeting of the holders of trust units ("Unitholders") of Vermilion Energy Trust (the "Trust") to be held on Friday, May 6, 2005 at 10:00 a.m. (Calgary time) (the "Meeting"), as follows:

o To instruct the Trustee to exercise the votes to which the Holder is entitled as indicated below; OR

o To instruct the Trustee to appoint a representative of the Trust's management as proxy to exercise the votes to which the Holder is entitled as indicated below; OR

o To instruct the Trustee to appoint the Holder, or the Holder's designee as a proxy to personally exercise the votes to which the Holder is entitled as indicated below.


--------------------------------------------------------------------------------
THE HOLDER DIRECTS THAT THEIR EXCHANGEABLE SHARES BE VOTED AS FOLLOWS:
--------------------------------------------------------------------------------
1. To vote FOR or WITHHOLD FROM VOTING FOR the resolution appointing Deloitte & Touche LLP as auditors of the Trust.

2. To vote FOR or WITHHOLD FROM VOTING FOR the resolution electing the directors of Vermilion Resources Ltd. to hold office until the next annual meeting of Unitholders or until their successors are elected or appointed.

3. To vote FOR or AGAINST the resolution approving an amendment to the Trust Unit Award Incentive Plan of the Trust to allow trust units deliverable pursuant to unit awards granted under the Trust Unit Award Incentive Plan to be issued from treasury, as more particularly described in the proxy statement and information circular of the Trust dated March 21, 2005 (the "Proxy Statement and Information Circular").
--------------------------------------------------------------------------------
IMPORTANT NOTE: IF NO DIRECTION IS MADE, FOR OR AGAINST, THE HOLDER'S EXCHANGEABLE SHARES WILL NOT BE VOTED
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
PLEASE SELECT ONE OF THE FOLLOWING:
--------------------------------------------------------------------------------
|_| DIRECT THE TRUSTEE TO VOTE EXCHANGEABLE SHARES AS INDICATED The Holder hereby directs the Trustee to vote as indicated.
--------------------------------------------------------------------------------
|_|      APPOINTMENT OF TRUST MANAGEMENT AS PROXY
         The Holder hereby appoints Lorenzo Donadeo of Calgary, Alberta, or failing him, Curtis Hicks of Calgary, Alberta, with full power of substitution, and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.
--------------------------------------------------------------------------------
|_|      APPOINTMENT OF THE HOLDER OR THE HOLDER'S DESIGNEE AS PROXY
         The Holder hereby appoints as proxyholder of the Holder and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.
--------------------------------------------------------------------------------
IF THE HOLDER DOES NOT COMPLETE ONE OF THE FOREGOING, COMPLETES MORE THAN ONE OF
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THE FOREGOING OR COMPLETES THE THIRD SELECTION BUT DOES NOT SPECIFY A DESIGNEE, THE HOLDER WILL BE DEEMED TO HAVE DIRECTED THE TRUSTEE TO VOTE THEIR EXCHANGEABLE SHARES AS INDICATED.
--------------------------------------------------------------------------------



DATED:_________________________, 2005.        __________________________________
                                              Signature of Holder

                                              __________________________________
                                              Name of Holder

                                              __________________________________
                                              Number of Exchangeable Shares Held

NOTES:

1. This voting direction will not be valid and will not be acted upon unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, Attention: Proxy Department, by mail at Suite 710, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8, or by facsimile at 403-267-6598, no later than 3:00 p.m. (Calgary time) on May 4, 2005, or, if the Meeting is adjourned, by 3:00 p.m. (Calgary time) on the second business day prior to the date of the adjourned Meeting, or any further adjournment thereof. The voting direction is valid only for the Meeting or any adjournment(s) of the Meeting.

2. If this voting direction is not signed by the Holder of Exchangeable Shares, the votes to which the Holder of the Exchangeable Shares is entitled will not be exercised.

3. If the Holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

4. This voting direction must be dated and the signature hereon should be exactly the same as the name in which the Exchangeable Shares are registered.

5. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

6. A Holder who has submitted a voting direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a voting direction may be revoked by instrument in writing executed by the Holder or his attorney authorized in writing or, if the Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof at which the voting direction is to be acted upon or with the Chairman of the Meeting or any adjournment or postponement thereof, and upon either of such deposits, the voting direction is revoked.

                                                                       EXHIBIT K
                                                                       ---------

                                                               [GRAPHIC OMITTED]
                                                          [LOGO - COMPUTERSHARE]

LETTER OF CONFIRMATION                                                            Trust Company of
April 5, 2005                                          530-8th Ave S.W. Suite 710 Canada
                                                                      Calgary, AB
To: Alberta Securities Commission                                         T2P 3S8
    British Columbia Securities Commission               Telephone 1-800-663-9097 Canada
    Manitoba Securities Commission                          www.computershare.com Australia
    Office of the Administrator, New Brunswick                                    Channel Islands
    Securities Commission of Newfoundland and Labrador                            Hong Kong
    Nova Scotia Securities Commission                                             Germany
    Ontario Securities Commission                                                 Ireland
    Registrar of Securities, Prince Edward Island                                 New Zealand
    L'Autorite des marches financiers                                             Philippines
    Securities Division, Saskatchewan Financial Services Commission               South Africa
    Securities Registry, Government of the Northwest Territories                  United Kingdom
    Registrar of Securities, Government of the Yukon Territory                    USA
    The Toronto Stock Exchange


Dear Sirs:

Subject:     Vermilion Energy Trust (THE "CORPORATION")

We confirm that the following materials were sent by pre-paid mail on April 4, 2005, to the registered holders of Trust Units of the Corporation:

     1. Notice of Annual and Special Meeting of Shareholders/Management Information Circular

     2.  Proxy (To Registered Unitholders Only)

     3.  Voting Direction (To Registered Exchangeable Shareholders Only)

     4.  Annual Report and Amendment Update

     5.  Return Envelope


We further confirm that copies of the above-mentioned materials and the supplemental mail list card were sent by courier on April 4, 2005 to those intermediaries holding Trust Units of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

(Signed)
Lori Ross
Assistant Trust Officer
Corporate Trust Department
Tel: (403) 267-6569
Fax: (403) 267-6598